# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| **Financial Asset Securities Corp.** | 1003197<br>**0001028891** |
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| **Form 8-K, December 17, 2004, Series 2004-WMC1** | **333-120038** |

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 17, 2004

FINANCIAL ASSET SECURITIES CORP.

By: ______________________
Name: Frank Skibo
Title: Managing Director

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
| --- | --- | --- |
| 99.1 | Collateral Term Sheets | P* |

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# SoundView Home Loan Trust 2004-WMC1

# Asset-Backed Certificates, Series 2004-WMC1

## $570,115,000 (Approximate)
## 144A Private Placement



**Financial Asset Securities Corp.**
Depositor

**Saxon Mortgage Services, Inc.**
Servicer

**WMC Mortgage Corp.**
Originator

**RBS Greenwich Capital**

***Preliminary Term Sheet*** ***Date Prepared: December 14, 2004***

# SoundView Home Loan Trust 2004-WMC1
# Asset-Backed Certificate, Series 2004-WMC1
# $570,115,000 (Approximate)
# 144A Private Placement

| Class[1,3] | Principal Amount ($) | WAL (Years) Call/Mat[2] | Payment Window (Mths) Call/Mat[2] | Certificate Type | Final Distribution Date | Expected Rating S&P/Moody's |
|---|---|---|---|---|---|---|
| I-A1 | $202,860,000 | Not Marketed Hereby | | Floating Rate Super Seniors | January 2035 | AAA/Aaa |
| I-A2 | $22,540,000 | | | Floating Rate Senior Mezz | January 2035 | AAA/Aaa |
| II-A1 | $86,000,000 | | | Floating Rate Seq Seniors | January 2035 | AAA/Aaa |
| II-A2 | $134,700,000 | | | Floating Rate Seq Seniors | January 2035 | AAA/Aaa |
| II-A3 | $22,908,000 | | | Floating Rate Seq Seniors | January 2035 | AAA/Aaa |
| M-1 | $18,702,000 | | | Floating Rate Subordinate | January 2035 | AA+/Aa1 |
| M-2 | $18,410,000 | | | Floating Rate Subordinate | January 2035 | AA/Aa2 |
| M-3 | $11,104,000 | | | Floating Rate Subordinate | January 2035 | AA/Aa3 |
| M-4 | $10,520,000 | | | Floating Rate Subordinate | January 2035 | AA-/A1 |
| M-5 | $9,351,000 | | | Floating Rate Subordinate | January 2035 | A+/A2 |
| M-6 | $8,474,000 | | | Floating Rate Subordinate | January 2035 | A/A3 |
| M-7 | $7,305,000 | | | Floating Rate Subordinate | January 2035 | A-/Baa1 |
| M-8 | $6,429,000 | | | Floating Rate Subordinate | January 2035 | BBB+/Baa2 |
| M-9 | $4,968,000 | | | Floating Rate Subordinate | January 2035 | BBB/Baa3 |
| M-10 | $5,844,000 | 4.60 / 4.68 | 37-79 / 37-89 | Floating Rate Subordinate | January 2035 | BBB-/Ba1 |
| **Total** | **$570,115,000** | | | | | |

*(1) The Class I-A1 and Class I-A2 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

*(2) The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

*(3) The M-10 Certificates are priced to the Clean-up Call Date. The margin on the Senior Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

| | |
|---|---|
| *Depositor:* | Financial Asset Securities Corp. |
| *Servicer:* | Saxon Mortgage Services, Inc. |
| *Lead Underwriter:* | Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***"). |
| *Co-Manager:* | Countrywide Securities Corporation. |
| *Trustee:* | Deutsche Bank National Trust Company. |
| *Originator:* | WMC Mortgage Corp. ("***WMC***"). |
| *Certificates:* | The Class I-A1 and Class I-A2 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (together, the "***Subordinate Certificates***"). The Class M-10 Certificates are referred to herein as the "***Offered Certificates.***" The Senior Certificates and the Subordinate Certificates are referred to herein as the "***Certificates***". |
| *Federal Tax Status:* | The Offered Certificates will represent ownership of REMIC regular interests for federal tax purposes. |
| *Registration:* | The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System. |
| *Cut-off Date:* | December 1, 2004. |
| *Expected Pricing Date:* | On or about December [16], 2004. |
| *Expected Closing Date:* | On or about December 23, 2004. |
| *Distribution Date:* | The 25th day of each month (or if not a business day, the next succeeding business day) commencing in January 2005. |
| *Accrued Interest:* | The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat). |
| *Interest Accrual Period:* | The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). |
| *ERISA Eligibility:* | The Offered Certificates are expected to be ERISA eligible. |
| *SMMEA Eligibility:* | None of the Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. |

*Optional Termination:* The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

*Pricing Prepayment Speed:* The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

*Mortgage Loans:* As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $584,433,814 consisting of primarily first lien and second lien, fixed rate, adjustable rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans.

As of the Cut-off Date, the "***Group I Mortgage Loans***" consisted first lien and second lien, fixed rate, adjustable rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $280,823,408. Approximately 18.58% of the Group I Mortgage Loans have fixed rates, approximately 0.36% of the Group I Mortgage Loans have adjustable rates and approximately 81.06% of the Group I Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Cut-off Date, the "***Group II Mortgage Loans***" consisted primarily of first lien and second lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $303,610,406. Approximately 17.08% of the Group II Mortgage Loans have fixed rates, approximately 0.07% of the Group II Mortgage Loans have adjustable rates and approximately 82.85% of the Group II Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

*Pass-Through Rate:* The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

*Formula Rate:* The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

*Base Rate:* The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.

*Net WAC Rate:* The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

*Maximum Cap:* The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

*Adjusted Net Mortgage Rate:* The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

*Adjusted Net Maximum Mortgage Rate:* The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate

*Net WAC Rate Carryover Amount:* For any Distribution Date the "***Net WAC Rate Carryover Amount***" for any class of Certificates is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

*Yield Maintenance Agreement:* On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates to the extent necessary on the Distribution Dates occurring from January 2005 to November 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

*Credit Enhancement:*

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

*Excess Cashflow:*

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

*Overcollateralization Amount:*

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over (ii) the aggregate principal balance of the Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 2.45% of the aggregate principal balance of the Mortgage Loans. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

*Required Overcollateralization Target:*

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:
(i) prior to the Stepdown Date, 2.45% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and
(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
  (a) 4.90% of the current principal balance of the Mortgage Loans;
  (b) 0.50% of the the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***"), and
(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

*Stepdown Date:*

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in January 2008 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 39.50%.

*Credit Enhancement Percentage:*

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by the aggregate principal balance of the Mortgage Loans.

| | Initial Credit Enhancement Percentage | Target Credit Enhancement Percentage on or After Stepdown Date |
|---|---|---|
| Senior | 19.75% | 39.50% |
| M-1 | 16.55% | 33.10% |
| M-2 | 13.40% | 26.80% |
| M-3 | 11.50% | 23.00% |
| M-4 | 9.70% | 19.40% |
| M-5 | 8.10% | 16.20% |
| M-6 | 6.65% | 13.30% |
| M-7 | 5.40% | 10.80% |
| M-8 | 4.30% | 8.60% |
| M-9 | 3.45% | 6.90% |
| M-10 | 2.45% | 4.90% |

*Trigger Event:*

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [40]% of the current Credit Enhancement Percentage of the Senior Certificates or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

| Distribution Date | Percentage |
|---|---|
| January 2008 – December 2008 | [3.00]% for the first month plus an additional 1/12th of [1.75]% for each month thereafter |
| January 2009 – December 2009 | [4.75]% for the first month plus an additional 1/12th of [1.50]% for each month thereafter |
| January 2010 – December 2010 | [6.25]% for the first month plus an additional 1/12th of [0.75]% for each month thereafter |
| January 2011 and thereafter | [7.00]% |

*Group I Trigger Event:*

A "***Group I Trigger Event***" is in effect on any Distribution Date if, before the Stepdown Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related period (after giving effect to scheduled payments for such Distribution Date) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 3.00%, or if, on or after the Stepdown Date, a Trigger Event is in effect.

*Realized Losses:*

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-10, second to the Class M-9 Certificates, third to the Class M-8 Certificates, fourth to the Class M-7 Certificates, fifth to the Class M-6 Certificates, sixth to the Class M-5 Certificates, seventh to the M-4 Certificates, eight to the Class M-3 Certificates, ninth to the Class M-2 Certificates, tenth to the Class M-1 Certificates and then, in the case of any remaining Realized Losses on the Group I Mortgage Loans, to the Class I-A2 Certificates. Realized Losses will not be allocated to any of the Class A Certificates (except for the Class I-A2 Certificates to the limited extent described above).

*Priority of Distributions:*

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first, to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates and twelfth, monthly interest to the Class M-10 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first, monthly principal to the Senior Certificates, generally from the related loan group, second, monthly principal to the Class M-1 Certificates, third, monthly principal to the Class M-2 Certificates, fourth, monthly principal to the Class M-3 Certificates, fifth, monthly principal to the Class M-4 Certificates, sixth, monthly principal to the Class M-5 Certificates, seventh, monthly principal to the Class M-6 Certificates, eighth, monthly principal to the Class M-7 Certificates, ninth, monthly principal to the M-8 Certificates, tenth, monthly principal to the Class M-9 Certificates, and eleventh, monthly principal to the Class M-10 Certificates.

3) Excess Cashflow as follows: first, as principal to the certificates to build the Overcollateralization Amount in the order of priority described under "Principal Paydown" below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates and then any unpaid applied Realized Loss amount to the Class M-10 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to Class M-8 Certificates, then to Class M-9 Certificates and lastly to the Class M-10 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

*Principal Paydown:*

Principal allocated to the Group I Certificates will be distributed on a *pro rata* basis to the Class I-A1 and Class I-A2 Certificates until the aggregate principal balance thereof has been reduced to zero, *with the exception that,* if a Group I Trigger Event is in effect, principal distribution will be allocated to the Class I-A1 and Class I-A2 Certificates, in that order, until the aggregate principal balance thereof has been reduced to zero.

Principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates in that order until the aggregate principal balance thereof has been reduced to zero.

In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first, to the Class M-1 Certificates, second, to the Class M-2 Certificates, third, to the Class M-3 Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-6 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-9 Certificates and tenth, to the Class M-10 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the certificates will be entitled to receive payments of principal in the following order of priority: first, to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 39.50% credit enhancement, second, to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 33.10% credit enhancement, third, to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 26.80% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 23.00% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 19.40% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 16.20% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 13.30% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 10.80% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 8.60% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 6.90% credit enhancement and eleventh, to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 4.90% credit enhancement (subject, in each case, to any overcollateralization floors).

# COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Yield Maintenance Agreement Schedule

| Period | Effective Notional Amount ($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|
| 1 | 570,115,000 | 6.025375 | 10.00000 |
| 2 | 566,923,648 | 6.413942 | 10.00000 |
| 3 | 563,024,611 | 7.100897 | 10.00000 |
| 4 | 558,421,652 | 6.413419 | 10.00000 |
| 5 | 553,120,926 | 6.626827 | 10.00000 |
| 6 | 547,131,198 | 6.415434 | 10.00000 |
| 7 | 540,464,074 | 6.628767 | 10.00000 |
| 8 | 533,133,321 | 6.414364 | 10.00000 |
| 9 | 525,155,534 | 6.413717 | 10.00000 |
| 10 | 516,549,866 | 6.626759 | 10.00000 |
| 11 | 507,337,981 | 6.412188 | 10.00000 |
| 12 | 497,565,419 | 6.627930 | 10.00000 |
| 13 | 487,395,502 | 6.413531 | 10.00000 |
| 14 | 476,848,630 | 6.413221 | 10.00000 |
| 15 | 465,947,004 | 7.100328 | 10.00000 |
| 16 | 454,714,366 | 6.413471 | 10.00000 |
| 17 | 443,175,893 | 6.627845 | 10.00000 |
| 18 | 431,358,078 | 6.417744 | 10.00000 |
| 19 | 419,288,726 | 6.632903 | 10.00000 |
| 20 | 406,996,463 | 6.420458 | 10.00000 |
| 21 | 394,510,954 | 6.422315 | 10.00000 |
| 22 | 381,862,634 | 6.638670 | 10.00000 |
| 23 | 369,082,548 | 6.430742 | 10.00000 |
| 24 | 356,221,829 | 8.032047 | 10.00000 |
| 25 | 343,850,331 | 7.772652 | 10.00000 |
| 26 | 331,900,030 | 7.772355 | 10.00000 |
| 27 | 320,356,383 | 8.604775 | 10.00000 |
| 28 | 309,205,355 | 7.771754 | 10.00000 |
| 29 | 298,433,398 | 8.032978 | 10.00000 |
| 30 | 288,027,522 | 8.490538 | 10.00000 |
| 31 | 277,996,809 | 8.771273 | 10.00000 |
| 32 | 268,305,815 | 8.486103 | 10.00000 |
| 33 | 258,942,857 | 8.483860 | 10.00000 |
| 34 | 249,896,660 | 8.764321 | 10.00000 |
| 35 | 241,156,339 | 8.501617 | 10.00000 |
| 36 | 232,712,214 | 9.587901 | 10.00000 |
| 37 | 224,571,395 | 9.274007 | 10.00000 |
| 38 | 219,703,229 | 9.269366 | 10.00000 |
| 39 | 212,473,854 | 9.903636 | 10.00000 |
| 40 | 205,487,672 | 9.259985 | 10.00000 |
| 41 | 198,736,362 | 9.573426 | 10.00000 |
| 42 | 192,212,091 | 9.977014 | 10.00000 |
| 43 | 0 | N/A | N/A |
| 44 | 179,834,062 | 9.963071 | 10.00000 |
| 45 | 173,954,181 | 9.956029 | 10.00000 |
| 46 | 0 | N/A | N/A |
| 47 | 162,777,964 | 9.950988 | 10.00000 |
| 48 and thereafter | 0 | N/A | N/A |

# Effective Net WAC Cap Schedule

| Period | Effective Net WAC Cap Schedule (%) [(1)] | Period | Effective Net WAC Cap Schedule (%) [(1)] |
|---|---|---|---|
| 1 | N/A | 41 | 10.00 |
| 2 | 10.00 | 42 | 10.00 |
| 3 | 10.00 | 43 | 10.30 |
| 4 | 10.00 | 44 | 10.00 |
| 5 | 10.00 | 45 | 10.00 |
| 6 | 10.00 | 46 | 10.28 |
| 7 | 10.00 | 47 | 10.00 |
| 8 | 10.00 | 48 | 10.93 |
| 9 | 10.00 | 49 | 10.57 |
| 10 | 10.00 | 50 | 10.56 |
| 11 | 10.00 | 51 | 11.68 |
| 12 | 10.00 | 52 | 10.54 |
| 13 | 10.00 | 53 | 10.89 |
| 14 | 10.00 | 54 | 11.02 |
| 15 | 10.00 | 55 | 11.38 |
| 16 | 10.00 | 56 | 11.00 |
| 17 | 10.00 | 57 | 10.99 |
| 18 | 10.00 | 58 | 11.34 |
| 19 | 10.00 | 59 | 11.04 |
| 20 | 10.00 | 60 | 11.45 |
| 21 | 10.00 | 61 | 11.07 |
| 22 | 10.00 | 62 | 11.06 |
| 23 | 10.00 | 63 | 12.23 |
| 24 | 10.00 | 64 | 11.03 |
| 25 | 10.00 | 65 | 11.41 |
| 26 | 10.00 | 66 | 11.04 |
| 27 | 10.00 | 67 | 11.39 |
| 28 | 10.00 | 68 | 11.01 |
| 29 | 10.00 | 69 | 11.00 |
| 30 | 10.00 | 70 | 11.35 |
| 31 | 10.00 | 71 | 10.99 |
| 32 | 10.00 | 72 | 11.35 |
| 33 | 10.00 | 73 | 10.97 |
| 34 | 10.00 | 74 | 10.95 |
| 35 | 10.00 | 75 | 12.11 |
| 36 | 10.00 | 76 | 10.93 |
| 37 | 10.00 | 77 | 11.29 |
| 38 | 10.00 | 78 | 10.91 |
| 39 | 10.00 | 79 | 11.26 |
| 40 | 10.00 | | |

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

# Breakeven Losses

| | |
|---|---|
| **Class** | **M-10** |
| **Rating (S/M)** | BBB-/Ba1 |
| | |
| **Loss Severity** | 30% |
| **Default** | 10.70 CDR |
| **Collateral Loss** | 8.45% |
| | |
| **Loss Severity** | 40% |
| **Default** | 8.01 CDR |
| **Collateral Loss** | 8.87% |
| | |
| **Loss Severity** | 50% |
| **Default** | 6.39 CDR |
| **Collateral Loss** | 9.13% |

# Weighted Average Life Tables

## Class M-10 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.30 | 5.30 | 4.60 | 4.05 | 3.68 |
| MDUR (yr) | 5.08 | 4.40 | 3.91 | 3.50 | 3.22 |
| Payment Window (Months) | 40 - 111 | 37 - 93 | 37 - 79 | 37 - 67 | 37 - 57 |

## Class M-10 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.42 | 5.38 | 4.68 | 4.11 | 3.73 |
| MDUR (yr) | 5.14 | 4.45 | 3.96 | 3.54 | 3.26 |
| Payment Window (Months) | 40 - 126 | 37 - 104 | 37 - 89 | 37 - 75 | 37 - 64 |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*

*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

## Excess Spread

| Period | FWD 1 Month LIBOR (%) | FWD 6 Month LIBOR (%) | Excess Spread Under STATIC LIBOR (%)(1,2,3) | Excess Spread Under FORWARD LIBOR (%) (1,2) | Period | FWD 1 Month LIBOR (%) | FWD 6 Month LIBOR (%) | Excess Spread Under STATIC LIBOR (%)(1,2,3) | Excess Spread Under FORWARD LIBOR (%) (1,2) |
|---|---|---|---|---|---|---|---|---|---|
| 1 | 2.3900 | 2.6580 | 3.60 | 3.60 | 41 | 4.2690 | 4.3780 | 5.30 | 4.66 |
| 2 | 2.4450 | 2.7600 | 3.78 | 3.73 | 42 | 4.2960 | 4.4070 | 5.20 | 4.63 |
| 3 | 2.5600 | 2.8620 | 4.06 | 3.90 | 43 | 4.3240 | 4.4360 | 5.30 | 4.76 |
| 4 | 2.7030 | 2.9550 | 3.78 | 3.47 | 44 | 4.3520 | 4.4660 | 5.20 | 4.57 |
| 5 | 2.8330 | 3.0350 | 3.87 | 3.44 | 45 | 4.3800 | 4.4970 | 5.20 | 4.53 |
| 6 | 2.9310 | 3.1020 | 3.78 | 3.24 | 46 | 4.4090 | 4.5280 | 5.29 | 4.66 |
| 7 | 2.9910 | 3.1610 | 3.87 | 3.29 | 47 | 4.4380 | 4.5580 | 5.20 | 4.47 |
| 8 | 3.0500 | 3.2210 | 3.78 | 3.11 | 48 | 4.4680 | 4.5890 | 5.29 | 4.73 |
| 9 | 3.1140 | 3.2800 | 3.77 | 3.05 | 49 | 4.5000 | 4.6180 | 5.19 | 4.53 |
| 10 | 3.1760 | 3.3360 | 3.86 | 3.10 | 50 | 4.5320 | 4.6450 | 5.19 | 4.49 |
| 11 | 3.2270 | 3.3890 | 3.77 | 2.93 | 51 | 4.5620 | 4.6700 | 5.48 | 4.95 |
| 12 | 3.2840 | 3.4400 | 3.86 | 2.99 | 52 | 4.5900 | 4.6930 | 5.19 | 4.42 |
| 13 | 3.3460 | 3.4870 | 3.76 | 2.80 | 53 | 4.6160 | 4.7130 | 5.28 | 4.56 |
| 14 | 3.3960 | 3.5300 | 3.76 | 2.75 | 54 | 4.6400 | 4.7300 | 5.19 | 4.46 |
| 15 | 3.4450 | 3.5720 | 4.03 | 3.08 | 55 | 4.6610 | 4.7440 | 5.28 | 4.60 |
| 16 | 3.4900 | 3.6090 | 3.75 | 2.65 | 56 | 4.6790 | 4.7580 | 5.18 | 4.41 |
| 17 | 3.5280 | 3.6390 | 3.84 | 2.74 | 57 | 4.6950 | 4.7730 | 5.18 | 4.39 |
| 18 | 3.5640 | 3.6630 | 3.74 | 2.58 | 58 | 4.7080 | 4.7910 | 5.27 | 4.54 |
| 19 | 3.6030 | 3.6840 | 3.83 | 2.66 | 59 | 4.7180 | 4.8110 | 5.22 | 4.42 |
| 20 | 3.6400 | 3.7070 | 3.73 | 2.50 | 60 | 4.7250 | 4.8330 | 5.34 | 4.69 |
| 21 | 3.6650 | 3.7300 | 3.73 | 2.47 | 61 | 4.7410 | 4.8590 | 5.24 | 4.50 |
| 22 | 3.6700 | 3.7570 | 3.82 | 2.60 | 62 | 4.7700 | 4.8860 | 5.24 | 4.46 |
| 23 | 3.6670 | 3.7890 | 3.73 | 2.47 | 63 | 4.7970 | 4.9130 | 5.52 | 4.94 |
| 24 | 3.6910 | 3.8290 | 5.06 | 3.96 | 64 | 4.8240 | 4.9390 | 5.23 | 4.39 |
| 25 | 3.7350 | 3.8710 | 4.96 | 3.77 | 65 | 4.8510 | 4.9630 | 5.33 | 4.54 |
| 26 | 3.7780 | 3.9120 | 4.96 | 3.73 | 66 | 4.8760 | 4.9880 | 5.23 | 4.45 |
| 27 | 3.8210 | 3.9520 | 5.24 | 4.10 | 67 | 4.9010 | 5.0110 | 5.32 | 4.59 |
| 28 | 3.8620 | 3.9900 | 4.95 | 3.64 | 68 | 4.9250 | 5.0330 | 5.22 | 4.38 |
| 29 | 3.9020 | 4.0270 | 5.04 | 3.74 | 69 | 4.9490 | 5.0550 | 5.22 | 4.35 |
| 30 | 3.9410 | 4.0620 | 5.15 | 4.22 | 70 | 4.9710 | 5.0750 | 5.31 | 4.50 |
| 31 | 3.9780 | 4.0940 | 5.24 | 4.33 | 71 | 4.9930 | 5.0950 | 5.22 | 4.30 |
| 32 | 4.0130 | 4.1250 | 5.14 | 4.14 | 72 | 5.0130 | 5.1130 | 5.31 | 4.54 |
| 33 | 4.0470 | 4.1540 | 5.13 | 4.10 | 73 | 5.0330 | 5.1310 | 5.21 | 4.33 |
| 34 | 4.0780 | 4.1830 | 5.22 | 4.22 | 74 | 5.0510 | 5.1470 | 5.21 | 4.30 |
| 35 | 4.1070 | 4.2110 | 5.13 | 4.05 | 75 | 5.0690 | 5.1620 | 5.50 | 4.82 |
| 36 | 4.1330 | 4.2380 | 5.28 | 4.80 | 76 | 5.0850 | 5.1760 | 5.21 | 4.25 |
| 37 | 4.1590 | 4.2660 | 5.17 | 4.62 | 77 | 5.1010 | 5.1880 | 5.30 | 4.41 |
| 38 | 4.1870 | 4.2940 | 5.18 | 4.57 | 78 | 5.1150 | 5.2000 | 5.20 | 4.27 |
| 39 | 4.2140 | 4.3220 | 5.38 | 4.86 | 79 | 5.1280 | 5.2100 | 5.30 | 4.43 |
| 40 | 4.2410 | 4.3500 | 5.20 | 4.53 | | | | | |

(1) Assumes the Pricing Prepayment Speed to the Optional Termination.
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Certificates divided by (b) collateral balance as of the beginning period.
(3) Assumes 1mLIBOR stays at 2.39% and 6mLIBOR stays at 2.658%.

# Mortgage Loans
# As of the Cut-off Date

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $584,433,814 | $14,316 | $837,818 |
| Average Scheduled Principal Balance | $196,779 | | |
| Number of Mortgage Loans | 2,970 | | |
| | | | |
| Weighted Average Gross Coupon | 7.138% | 4.251% | 12.875% |
| Weighted Average Credit Score | 636 | 500 | 804 |
| Weighted Average Combined Original LTV | 81.76% | 17.86% | 100.00% |
| | | | |
| Weighted Average Original Term | 345 months | 120 months | 360 months |
| Weighted Average Stated Remaining Term | 343 months | 114 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 7 months |
| | | | |
| Weighted Average Gross Margin | 6.194% | 4.250% | 9.876% |
| Weighted Average Minimum Interest Rate | 6.875% | 2.750% | 10.990% |
| Weighted Average Maximum Interest Rate | 13.375% | 10.490% | 17.490% |
| Weighted Average Initial Rate Cap | 1.975% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.009% | 1.000% | 2.000% |
| Weighted Average Months to Roll | 25 months | 3 months | 59 months |
| | | | |
| Maturity Date | | Jun 1, 2014 | Dec 1, 2034 |
| Maximum Zip Code Concentration | 0.76% | 91335 | |
| | | | |
| ARM | 82.20% | | |
| Fixed Rate | 17.80% | | |
| | | | |
| Interest Only | 18.00% | | |
| Not Interest Only | 82.00% | | |
| | | | |
| First Lien | 92.53% | | |
| Second Lien | 7.47% | | |

| Current Principal Balance ($) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 296 | 10,515,276.50 | 1.80% | 10.023 | 209 | 95.11 | 665 |
| 50,000.01 - 100,000.00 | 622 | 45,951,201.31 | 7.86% | 8.806 | 266 | 89.24 | 648 |
| 100,000.01 - 150,000.00 | 504 | 63,250,551.48 | 10.82% | 7.672 | 325 | 82.05 | 629 |
| 150,000.01 - 200,000.00 | 367 | 64,514,873.51 | 11.04% | 7.170 | 349 | 79.99 | 629 |
| 200,000.01 - 250,000.00 | 307 | 69,154,890.30 | 11.83% | 6.936 | 357 | 79.15 | 627 |
| 250,000.01 - 300,000.00 | 248 | 68,336,272.70 | 11.69% | 6.724 | 355 | 80.61 | 641 |
| 300,000.01 - 350,000.00 | 202 | 65,727,661.86 | 11.25% | 6.775 | 359 | 80.80 | 631 |
| 350,000.01 - 400,000.00 | 145 | 54,585,749.67 | 9.34% | 6.799 | 359 | 81.85 | 642 |
| 400,000.01 - 450,000.00 | 89 | 37,974,157.78 | 6.50% | 6.718 | 359 | 82.65 | 634 |
| 450,000.01 - 500,000.00 | 70 | 33,438,331.07 | 5.72% | 6.771 | 359 | 80.76 | 642 |
| 500,000.01 - 550,000.00 | 47 | 24,820,296.33 | 4.25% | 6.733 | 359 | 81.41 | 636 |
| 550,000.01 - 600,000.00 | 35 | 20,211,172.72 | 3.46% | 6.684 | 359 | 81.36 | 648 |
| 600,000.01 - 650,000.00 | 14 | 8,792,027.78 | 1.50% | 6.560 | 359 | 81.38 | 644 |
| 650,000.01 - 700,000.00 | 13 | 8,698,622.73 | 1.49% | 6.888 | 359 | 79.63 | 638 |
| 700,000.01 - 750,000.00 | 4 | 2,856,326.67 | 0.49% | 6.867 | 359 | 80.38 | 646 |
| 750,000.01 - 800,000.00 | 4 | 3,112,083.28 | 0.53% | 6.822 | 358 | 74.70 | 650 |
| 800,000.01 - 850,000.00 | 3 | 2,494,318.11 | 0.43% | 6.415 | 358 | 79.40 | 651 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Current Gross Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 239,337.63 | 0.04% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 7 | 1,775,481.96 | 0.30% | 4.990 | 359 | 76.81 | 685 |
| 5.000 - 5.499 | 42 | 12,739,444.90 | 2.18% | 5.295 | 359 | 78.04 | 668 |
| 5.500 - 5.999 | 249 | 66,262,195.22 | 11.34% | 5.874 | 356 | 79.47 | 654 |
| 6.000 - 6.499 | 363 | 96,853,302.54 | 16.57% | 6.264 | 357 | 79.20 | 652 |
| 6.500 - 6.999 | 648 | 170,518,190.52 | 29.18% | 6.756 | 357 | 80.17 | 641 |
| 7.000 - 7.499 | 302 | 65,871,892.04 | 11.27% | 7.222 | 356 | 80.78 | 630 |
| 7.500 - 7.999 | 347 | 74,027,149.32 | 12.67% | 7.736 | 356 | 81.27 | 606 |
| 8.000 - 8.499 | 135 | 19,711,346.87 | 3.37% | 8.259 | 343 | 84.02 | 597 |
| 8.500 - 8.999 | 242 | 29,957,063.94 | 5.13% | 8.705 | 315 | 87.89 | 605 |
| 9.000 - 9.499 | 75 | 9,016,484.90 | 1.54% | 9.216 | 320 | 85.79 | 581 |
| 9.500 - 9.999 | 236 | 16,726,889.28 | 2.86% | 9.794 | 214 | 94.94 | 653 |
| 10.000 -10.499 | 37 | 2,788,296.90 | 0.48% | 10.217 | 223 | 95.28 | 644 |
| 10.500 -10.999 | 201 | 13,685,183.40 | 2.34% | 10.756 | 181 | 98.83 | 673 |
| 11.000 -11.499 | 10 | 404,564.29 | 0.07% | 11.304 | 217 | 94.79 | 649 |
| 11.500 -11.999 | 33 | 2,082,963.75 | 0.36% | 11.859 | 179 | 99.08 | 671 |
| 12.000 -12.499 | 12 | 356,851.93 | 0.06% | 12.173 | 186 | 98.57 | 691 |
| 12.500 -12.999 | 30 | 1,417,174.41 | 0.24% | 12.779 | 181 | 99.44 | 671 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Credit Score | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 109 | 20,799,870.39 | 3.56% | 7.970 | 359 | 75.60 | 513 |
| 525-549 | 155 | 29,458,669.43 | 5.04% | 8.067 | 358 | 76.54 | 536 |
| 550-574 | 201 | 43,515,136.14 | 7.45% | 7.402 | 357 | 81.80 | 562 |
| 575-599 | 253 | 53,040,186.92 | 9.08% | 6.998 | 356 | 79.36 | 588 |
| 600-624 | 364 | 87,511,521.64 | 14.97% | 6.805 | 357 | 80.58 | 613 |
| 625-649 | 505 | 99,227,493.89 | 16.98% | 7.059 | 344 | 81.37 | 637 |
| 650-674 | 606 | 108,728,330.69 | 18.60% | 7.111 | 333 | 83.63 | 661 |
| 675-699 | 351 | 66,993,127.94 | 11.46% | 7.132 | 330 | 83.95 | 685 |
| 700+ | 426 | 75,159,476.76 | 12.86% | 7.025 | 327 | 84.41 | 733 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Combined Original LTV (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 56 | 8,401,109.80 | 1.44% | 6.877 | 346 | 40.58 | 602 |
| 50.00- 54.99 | 24 | 5,371,664.12 | 0.92% | 6.905 | 351 | 52.65 | 618 |
| 55.00- 59.99 | 39 | 7,911,239.07 | 1.35% | 6.905 | 355 | 58.07 | 591 |
| 60.00- 64.99 | 57 | 12,204,695.53 | 2.09% | 6.980 | 354 | 62.35 | 606 |
| 65.00- 69.99 | 69 | 14,935,888.09 | 2.56% | 7.029 | 357 | 67.46 | 589 |
| 70.00- 74.99 | 135 | 29,480,368.36 | 5.04% | 7.026 | 352 | 71.72 | 599 |
| 75.00- 79.99 | 197 | 46,556,844.60 | 7.97% | 6.970 | 354 | 76.98 | 619 |
| 80.00 | 1,019 | 249,883,675.47 | 42.76% | 6.652 | 358 | 80.00 | 654 |
| 80.01- 84.99 | 57 | 13,691,952.49 | 2.34% | 6.932 | 358 | 83.51 | 610 |
| 85.00- 89.99 | 234 | 57,755,258.42 | 9.88% | 7.155 | 355 | 86.37 | 610 |
| 90.00- 94.99 | 269 | 58,363,357.43 | 9.99% | 7.283 | 354 | 90.82 | 627 |
| 95.00- 99.99 | 192 | 36,060,890.93 | 6.17% | 7.644 | 342 | 95.09 | 630 |
| 100.00 | 622 | 43,816,869.49 | 7.50% | 9.798 | 199 | 100.00 | 684 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 120 | 4 | 256,223.24 | 0.04% | 7.725 | 118 | 74.07 | 597 |
| 180 | 706 | 48,777,939.18 | 8.35% | 9.759 | 179 | 96.41 | 680 |
| 240 | 3 | 430,437.36 | 0.07% | 7.342 | 239 | 78.58 | 645 |
| 360 | 2,257 | 534,969,214.02 | 91.54% | 6.898 | 359 | 80.43 | 632 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Stated Remaining Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 61-120 | 4 | 256,223.24 | 0.04% | 7.725 | 118 | 74.07 | 597 |
| 121-180 | 706 | 48,777,939.18 | 8.35% | 9.759 | 179 | 96.41 | 680 |
| 181-240 | 3 | 430,437.36 | 0.07% | 7.342 | 239 | 78.58 | 645 |
| 301-360 | 2,257 | 534,969,214.02 | 91.54% | 6.898 | 359 | 80.43 | 632 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Debt Ratio (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 108 | 15,998,810.09 | 2.74% | 7.000 | 345 | 78.69 | 635 |
| 20.01 -25.00 | 94 | 14,414,536.35 | 2.47% | 7.342 | 338 | 83.71 | 630 |
| 25.01 -30.00 | 241 | 43,599,431.21 | 7.46% | 7.083 | 346 | 79.48 | 639 |
| 30.01 -35.00 | 374 | 70,368,728.91 | 12.04% | 7.124 | 344 | 80.82 | 635 |
| 35.01 -40.00 | 496 | 96,655,168.72 | 16.54% | 7.198 | 343 | 81.11 | 637 |
| 40.01 -45.00 | 748 | 154,396,595.38 | 26.42% | 7.098 | 343 | 82.00 | 639 |
| 45.01 -50.00 | 683 | 139,318,451.25 | 23.84% | 7.216 | 343 | 82.59 | 636 |
| 50.01 -55.00 | 201 | 43,489,359.15 | 7.44% | 7.005 | 347 | 83.71 | 627 |
| 55.01 -60.00 | 25 | 6,192,732.74 | 1.06% | 6.799 | 354 | 83.49 | 625 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 1,977 | 480,392,189.61 | 82.20% | 6.881 | 359 | 80.65 | 632 |
| Fixed Rate | 993 | 104,041,624.19 | 17.80% | 8.325 | 273 | 86.87 | 657 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 1,495 | 343,306,598.76 | 58.74% | 7.009 | 359 | 80.51 | 622 |
| 2/28 6 MO LIBOR IO | 306 | 95,614,114.88 | 16.36% | 6.549 | 359 | 81.81 | 661 |
| 3/27 6 MO LIBOR | 97 | 20,578,837.61 | 3.52% | 6.616 | 359 | 80.42 | 634 |
| 5/25 6 MO LIBOR | 43 | 10,070,982.44 | 1.72% | 6.587 | 358 | 75.68 | 655 |
| 5/25 6 MO LIBOR IO | 31 | 9,584,583.51 | 1.64% | 6.434 | 359 | 78.80 | 669 |
| 6 MO LIBOR | 5 | 1,237,072.41 | 0.21% | 7.277 | 359 | 88.70 | 591 |
| Fixed Rate | 347 | 61,324,483.01 | 10.49% | 7.106 | 339 | 78.27 | 638 |
| Fixed Rate Balloon | 646 | 42,717,141.18 | 7.31% | 10.074 | 179 | 99.22 | 684 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 337 | 105,198,698.39 | 18.00% | 6.538 | 359 | 81.53 | 662 |
| Not Interest Only | 2,633 | 479,235,115.41 | 82.00% | 7.270 | 340 | 81.81 | 631 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Prepayment Penalty Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 839 | 153,303,784.00 | 26.23% | 7.428 | 340 | 83.43 | 640 |
| Prepay Penalty: 12 months | 89 | 22,608,886.14 | 3.87% | 6.965 | 345 | 82.79 | 651 |
| Prepay Penalty: 24 months | 1,551 | 333,355,450.51 | 57.04% | 6.976 | 349 | 81.18 | 631 |
| Prepay Penalty: 36 months | 490 | 75,053,759.61 | 12.84% | 7.317 | 324 | 80.60 | 647 |
| Prepay Penalty: 60 months | 1 | 111,933.54 | 0.02% | 8.600 | 359 | 80.00 | 558 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 2,307 | 540,796,203.76 | 92.53% | 6.900 | 357 | 80.35 | 633 |
| Second Lien | 663 | 43,637,610.04 | 7.47% | 10.092 | 179 | 99.21 | 684 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 1,341 | 241,043,313.82 | 41.24% | 7.040 | 347 | 82.29 | 618 |
| Full/Alternative Documentation | 63 | 17,874,635.13 | 3.06% | 6.835 | 350 | 84.16 | 618 |
| Limited Documentation | 195 | 45,318,148.63 | 7.75% | 6.984 | 341 | 81.13 | 627 |
| Lite Documentation | 114 | 27,911,112.01 | 4.78% | 7.040 | 343 | 83.70 | 638 |
| No Income / No Asset | 1 | 48,723.32 | 0.01% | 8.990 | 179 | 95.00 | 670 |
| Stated Documentation | 409 | 101,428,530.99 | 17.36% | 7.101 | 355 | 76.80 | 630 |
| Streamline Documentation | 847 | 150,809,349.90 | 25.80% | 7.418 | 330 | 83.78 | 675 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 985 | 211,490,953.63 | 36.19% | 7.049 | 352 | 79.71 | 616 |
| Purchase | 1,567 | 282,904,822.29 | 48.41% | 7.225 | 335 | 83.92 | 660 |
| Rate/Term Refinance | 418 | 90,038,037.88 | 15.41% | 7.072 | 352 | 79.77 | 611 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 8 | 2,064,017.16 | 0.35% | 7.121 | 325 | 72.86 | 660 |
| Condominium | 290 | 50,971,480.58 | 8.72% | 7.085 | 341 | 81.80 | 647 |
| Duplex | 136 | 30,539,104.64 | 5.23% | 7.239 | 339 | 82.28 | 650 |
| Manufactured Housing | 27 | 2,477,210.49 | 0.42% | 7.340 | 331 | 75.79 | 632 |
| PUD | 310 | 59,525,538.03 | 10.19% | 7.221 | 343 | 82.47 | 640 |
| Single Family | 2,166 | 431,229,123.00 | 73.79% | 7.129 | 344 | 81.75 | 633 |
| Triplex | 33 | 7,627,339.90 | 1.31% | 6.886 | 349 | 78.94 | 666 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 134 | 23,608,813.28 | 4.04% | 7.302 | 351 | 80.78 | 659 |
| Primary | 2,744 | 545,390,756.68 | 93.32% | 7.128 | 343 | 81.80 | 634 |
| Second Home | 92 | 15,434,243.84 | 2.64% | 7.223 | 343 | 81.97 | 674 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Alabama | 2 | 191,599.05 | 0.03% | 7.203 | 308 | 82.66 | 651 |
| Arizona | 73 | 8,750,860.43 | 1.50% | 7.384 | 339 | 82.50 | 647 |
| Arkansas | 5 | 359,233.79 | 0.06% | 7.583 | 294 | 83.66 | 611 |
| California | 1,378 | 334,221,374.85 | 57.19% | 6.988 | 342 | 80.92 | 641 |
| Colorado | 48 | 6,858,566.65 | 1.17% | 7.214 | 346 | 84.40 | 634 |
| Connecticut | 38 | 7,322,189.47 | 1.25% | 6.920 | 344 | 81.01 | 620 |
| Delaware | 1 | 283,316.43 | 0.05% | 8.175 | 359 | 90.00 | 602 |
| District of Columbia | 17 | 3,769,516.15 | 0.64% | 7.127 | 348 | 76.90 | 633 |
| Florida | 149 | 24,249,347.04 | 4.15% | 7.443 | 344 | 83.54 | 638 |
| Georgia | 31 | 3,637,671.45 | 0.62% | 7.635 | 344 | 83.15 | 625 |
| Idaho | 14 | 2,091,051.99 | 0.36% | 7.612 | 357 | 82.55 | 621 |
| Illinois | 107 | 17,227,537.07 | 2.95% | 7.535 | 346 | 82.37 | 631 |
| Indiana | 16 | 1,384,549.98 | 0.24% | 8.740 | 345 | 84.41 | 582 |
| Kansas | 6 | 665,725.77 | 0.11% | 7.867 | 339 | 86.64 | 597 |
| Kentucky | 3 | 397,121.91 | 0.07% | 7.566 | 359 | 88.67 | 602 |
| Louisiana | 40 | 3,725,206.02 | 0.64% | 8.122 | 354 | 86.50 | 598 |
| Maine | 3 | 289,074.05 | 0.05% | 7.679 | 359 | 71.07 | 587 |
| Maryland | 112 | 18,065,845.21 | 3.09% | 7.182 | 342 | 83.58 | 629 |
| Massachusetts | 28 | 5,330,348.80 | 0.91% | 7.162 | 348 | 80.21 | 613 |
| Michigan | 21 | 3,218,797.19 | 0.55% | 7.455 | 338 | 84.22 | 604 |
| Minnesota | 12 | 2,987,544.83 | 0.51% | 6.977 | 358 | 87.11 | 616 |
| Mississippi | 20 | 1,549,709.23 | 0.27% | 7.982 | 355 | 85.33 | 607 |
| Missouri | 22 | 1,885,508.46 | 0.32% | 7.921 | 344 | 84.11 | 619 |
| Montana | 6 | 657,712.85 | 0.11% | 6.928 | 349 | 83.61 | 626 |
| Nebraska | 1 | 46,509.73 | 0.01% | 10.125 | 358 | 95.00 | 553 |
| Nevada | 67 | 13,124,113.39 | 2.25% | 7.212 | 349 | 82.10 | 642 |
| New Hampshire | 6 | 1,688,289.75 | 0.29% | 6.628 | 358 | 86.55 | 656 |
| New Jersey | 80 | 15,073,289.71 | 2.58% | 7.194 | 348 | 82.31 | 629 |
| New Mexico | 7 | 1,061,587.46 | 0.18% | 7.534 | 359 | 80.61 | 564 |
| New York | 128 | 35,096,202.28 | 6.01% | 7.163 | 348 | 82.73 | 631 |
| North Carolina | 32 | 3,529,503.23 | 0.60% | 7.732 | 350 | 82.16 | 601 |
| Ohio | 18 | 1,617,050.97 | 0.28% | 7.533 | 333 | 86.67 | 619 |
| Oklahoma | 11 | 922,095.00 | 0.16% | 8.010 | 346 | 85.09 | 593 |
| Oregon | 20 | 2,536,042.54 | 0.43% | 6.629 | 344 | 80.98 | 646 |
| Pennsylvania | 53 | 7,748,591.38 | 1.33% | 7.797 | 345 | 83.80 | 599 |
| Rhode Island | 12 | 1,923,319.31 | 0.33% | 7.401 | 341 | 82.57 | 648 |
| South Carolina | 10 | 894,625.31 | 0.15% | 7.480 | 350 | 89.07 | 624 |
| Tennessee | 28 | 2,619,438.11 | 0.45% | 7.948 | 344 | 86.49 | 613 |
| Texas | 166 | 20,251,804.18 | 3.47% | 7.417 | 340 | 81.94 | 635 |
| Utah | 15 | 1,673,787.34 | 0.29% | 7.290 | 334 | 82.01 | 649 |
| Vermont | 3 | 459,371.23 | 0.08% | 6.836 | 358 | 72.48 | 608 |
| Virginia | 100 | 16,406,473.39 | 2.81% | 7.196 | 339 | 82.87 | 642 |
| Washington | 44 | 6,497,776.05 | 1.11% | 7.180 | 332 | 83.35 | 651 |
| West Virginia | 1 | 213,459.60 | 0.04% | 8.350 | 356 | 84.92 | 607 |
| Wisconsin | 15 | 1,711,298.24 | 0.29% | 7.399 | 352 | 82.66 | 592 |
| Wyoming | 1 | 219,776.93 | 0.04% | 9.375 | 358 | 80.00 | 516 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Gross Margin (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 4 | 837,162.99 | 0.17% | 5.720 | 359 | 60.66 | 601 |
| 4.500 - 4.999 | 100 | 28,400,858.20 | 5.91% | 6.243 | 359 | 79.02 | 648 |
| 5.000 - 5.499 | 241 | 62,926,995.36 | 13.10% | 6.283 | 359 | 79.38 | 648 |
| 5.500 - 5.999 | 439 | 112,290,783.93 | 23.37% | 6.514 | 359 | 79.91 | 640 |
| 6.000 - 6.499 | 440 | 114,234,735.64 | 23.78% | 6.839 | 359 | 79.83 | 632 |
| 6.500 - 6.999 | 320 | 76,999,958.54 | 16.03% | 7.198 | 359 | 81.76 | 628 |
| 7.000 - 7.499 | 211 | 45,266,857.53 | 9.42% | 7.567 | 359 | 83.92 | 612 |
| 7.500 - 7.999 | 124 | 23,677,637.37 | 4.93% | 7.881 | 359 | 82.64 | 608 |
| 8.000 - 8.499 | 85 | 14,172,792.76 | 2.95% | 8.315 | 359 | 83.69 | 596 |
| 8.500 - 8.999 | 7 | 766,070.58 | 0.16% | 8.956 | 358 | 83.34 | 585 |
| 9.000 - 9.499 | 3 | 333,783.18 | 0.07% | 9.334 | 356 | 83.59 | 562 |
| 9.500 - 9.999 | 3 | 484,553.53 | 0.10% | 8.473 | 358 | 69.76 | 533 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Minimum Interest Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2.500 - 2.999 | 1 | 174,159.67 | 0.04% | 9.250 | 359 | 85.00 | 508 |
| 4.000 - 4.499 | 1 | 239,337.63 | 0.05% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 7 | 1,775,481.96 | 0.37% | 4.990 | 359 | 76.81 | 685 |
| 5.000 - 5.499 | 40 | 12,216,528.25 | 2.54% | 5.298 | 359 | 78.04 | 665 |
| 5.500 - 5.999 | 232 | 63,049,940.42 | 13.12% | 5.872 | 359 | 79.83 | 652 |
| 6.000 - 6.499 | 323 | 86,972,440.37 | 18.10% | 6.271 | 359 | 79.37 | 651 |
| 6.500 - 6.999 | 546 | 149,308,366.67 | 31.08% | 6.760 | 359 | 80.64 | 641 |
| 7.000 - 7.499 | 251 | 56,387,341.14 | 11.74% | 7.228 | 359 | 81.17 | 631 |
| 7.500 - 7.999 | 286 | 64,389,965.12 | 13.40% | 7.739 | 359 | 81.49 | 603 |
| 8.000 - 8.499 | 100 | 16,647,297.92 | 3.47% | 8.265 | 359 | 83.36 | 586 |
| 8.500 - 8.999 | 120 | 19,754,954.67 | 4.11% | 8.686 | 359 | 84.39 | 569 |
| 9.000 - 9.499 | 40 | 6,130,630.69 | 1.28% | 9.221 | 358 | 81.83 | 549 |
| 9.500 - 9.999 | 23 | 2,670,950.58 | 0.56% | 9.662 | 358 | 77.82 | 535 |
| 10.000 -10.499 | 5 | 513,367.77 | 0.11% | 10.204 | 358 | 80.58 | 529 |
| 10.500 -10.999 | 2 | 161,426.75 | 0.03% | 10.903 | 359 | 89.06 | 526 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*

*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| Maximum Interest Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 10.000 -10.499 | 1 | 499,128.55 | 0.10% | 7.490 | 359 | 90.00 | 625 |
| 10.500 -10.999 | 1 | 239,337.63 | 0.05% | 4.251 | 358 | 80.00 | 625 |
| 11.000 -11.499 | 7 | 1,775,481.96 | 0.37% | 4.990 | 359 | 76.81 | 685 |
| 11.500 -11.999 | 40 | 12,143,768.30 | 2.53% | 5.313 | 359 | 77.27 | 666 |
| 12.000 -12.499 | 234 | 63,827,176.71 | 13.29% | 5.874 | 359 | 79.92 | 652 |
| 12.500 -12.999 | 323 | 86,229,229.87 | 17.95% | 6.262 | 359 | 79.48 | 651 |
| 13.000 -13.499 | 541 | 147,993,652.11 | 30.81% | 6.760 | 359 | 80.63 | 641 |
| 13.500 -13.999 | 256 | 56,850,033.63 | 11.83% | 7.222 | 359 | 81.01 | 631 |
| 14.000 -14.499 | 286 | 64,834,085.38 | 13.50% | 7.746 | 359 | 81.36 | 604 |
| 14.500 -14.999 | 97 | 16,622,673.61 | 3.46% | 8.232 | 359 | 83.62 | 587 |
| 15.000 -15.499 | 116 | 19,388,137.79 | 4.04% | 8.684 | 359 | 84.50 | 568 |
| 15.500 -15.999 | 45 | 6,695,114.20 | 1.39% | 9.211 | 358 | 82.11 | 550 |
| 16.000 -16.499 | 23 | 2,619,575.35 | 0.55% | 9.680 | 358 | 77.74 | 537 |
| 16.500 -16.999 | 4 | 432,538.68 | 0.09% | 10.186 | 359 | 78.81 | 531 |
| 17.000 -17.499 | 3 | 242,255.84 | 0.05% | 10.702 | 358 | 89.37 | 523 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Initial Periodic Rate Cap (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 25 | 5,622,722.13 | 1.17% | 7.579 | 359 | 82.78 | 599 |
| 1.500 | 1,436 | 331,086,442.23 | 68.92% | 6.986 | 359 | 80.39 | 623 |
| 1.900 | 1 | 401,148.05 | 0.08% | 8.875 | 358 | 80.00 | 637 |
| 2.000 | 11 | 2,220,154.17 | 0.46% | 7.018 | 358 | 83.28 | 624 |
| 3.000 | 473 | 131,890,921.61 | 27.45% | 6.617 | 359 | 81.43 | 654 |
| 5.000 | 31 | 9,170,801.42 | 1.91% | 6.332 | 359 | 77.05 | 662 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Subsequent Periodic Rate Cap (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 1,945 | 474,005,602.34 | 98.67% | 6.874 | 359 | 80.63 | 632 |
| 1.500 | 22 | 4,264,100.98 | 0.89% | 7.591 | 358 | 81.26 | 616 |
| 2.000 | 10 | 2,122,486.29 | 0.44% | 7.025 | 358 | 83.21 | 626 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 03/01/05 | 1 | 144,695.60 | 0.03% | 7.825 | 357 | 100.00 | 686 |
| 05/01/05 | 3 | 769,376.81 | 0.16% | 7.085 | 359 | 83.93 | 554 |
| 06/01/05 | 1 | 323,000.00 | 0.07% | 7.490 | 360 | 95.00 | 636 |
| 06/01/06 | 1 | 93,306.23 | 0.02% | 9.300 | 354 | 90.00 | 526 |
| 07/01/06 | 2 | 260,169.36 | 0.05% | 8.456 | 355 | 90.00 | 583 |
| 08/01/06 | 11 | 2,320,984.18 | 0.48% | 7.450 | 356 | 82.68 | 652 |
| 09/01/06 | 46 | 8,883,180.91 | 1.85% | 7.162 | 357 | 81.14 | 629 |
| 10/01/06 | 412 | 101,689,392.77 | 21.17% | 7.048 | 358 | 80.31 | 631 |
| 11/01/06 | 1,325 | 324,685,759.90 | 67.59% | 6.851 | 359 | 80.89 | 631 |
| 12/01/06 | 4 | 987,920.29 | 0.21% | 7.189 | 360 | 88.00 | 662 |
| 05/01/07 | 1 | 119,165.50 | 0.02% | 8.350 | 353 | 90.00 | 666 |
| 07/01/07 | 2 | 228,455.37 | 0.05% | 7.180 | 355 | 89.62 | 623 |
| 08/01/07 | 2 | 419,153.95 | 0.09% | 6.399 | 356 | 80.00 | 711 |
| 09/01/07 | 3 | 616,280.31 | 0.13% | 7.036 | 357 | 66.71 | 605 |
| 10/01/07 | 25 | 5,481,664.50 | 1.14% | 6.786 | 358 | 84.86 | 634 |
| 11/01/07 | 64 | 13,714,117.98 | 2.85% | 6.511 | 359 | 79.04 | 632 |
| 09/01/09 | 8 | 2,762,456.41 | 0.58% | 6.870 | 357 | 81.47 | 662 |
| 10/01/09 | 14 | 3,667,304.54 | 0.76% | 6.800 | 358 | 75.53 | 645 |
| 11/01/09 | 52 | 13,225,805.00 | 2.75% | 6.358 | 359 | 76.77 | 666 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

# Group I Mortgage Loans
# As of the Cut-off Date

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $280,823,408 | $14,316 | $582,241 |
| Average Scheduled Principal Balance | $164,032 | | |
| Number of Mortgage Loans | 1,712 | | |
| | | | |
| Weighted Average Gross Coupon | 7.116% | 4.251% | 12.875% |
| Weighted Average Credit Score | 635 | 500 | 804 |
| Weighted Average Combined Original LTV | 80.73% | 17.86% | 100.00% |
| | | | |
| Weighted Average Original Term | 348 months | 120 months | 360 months |
| Weighted Average Stated Remaining Term | 347 months | 114 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 6 months |
| | | | |
| Weighted Average Gross Margin | 6.189% | 4.375% | 7.975% |
| Weighted Average Minimum Interest Rate | 6.919% | 2.750% | 10.875% |
| Weighted Average Maximum Interest Rate | 13.421% | 10.751% | 17.375% |
| Weighted Average Initial Rate Cap | 1.806% | 1.000% | 3.000% |
| Weighted Average Subsequent Rate Cap | 1.015% | 1.000% | 2.000% |
| Weighted Average Months to Roll | 24 months | 3 months | 59 months |
| | | | |
| Maturity Date | | Jun 1, 2014 | Dec 1, 2034 |
| Maximum Zip Code Concentration | 0.79% | 90003 | |
| | | | |
| ARM | 81.42% | | |
| Fixed Rate | 18.58% | | |
| | | | |
| Interest Only | 9.75% | | |
| Not Interest Only | 90.25% | | |
| | | | |
| First Lien | 95.02% | | |
| Second Lien | 4.98% | | |

| Current Principal Balance ($) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 233 | 8,158,722.16 | 2.91% | 10.041 | 204 | 95.83 | 670 |
| 50,000.01 - 100,000.00 | 288 | 19,992,542.61 | 7.12% | 8.474 | 287 | 86.97 | 643 |
| 100,000.01 - 150,000.00 | 297 | 37,701,096.57 | 13.43% | 7.151 | 353 | 78.84 | 626 |
| 150,000.01 - 200,000.00 | 285 | 50,257,686.12 | 17.90% | 7.002 | 355 | 79.48 | 630 |
| 200,000.01 - 250,000.00 | 254 | 57,252,906.68 | 20.39% | 6.912 | 358 | 78.92 | 629 |
| 250,000.01 - 300,000.00 | 202 | 55,627,456.78 | 19.81% | 6.776 | 356 | 80.94 | 642 |
| 300,000.01 - 350,000.00 | 124 | 39,482,240.12 | 14.06% | 6.843 | 359 | 80.56 | 629 |
| 350,000.01 - 400,000.00 | 17 | 6,443,222.47 | 2.29% | 7.063 | 359 | 82.25 | 643 |
| 400,000.01 - 450,000.00 | 4 | 1,668,760.83 | 0.59% | 5.725 | 359 | 75.10 | 614 |
| 450,000.01 - 500,000.00 | 4 | 1,955,317.84 | 0.70% | 6.673 | 359 | 76.79 | 692 |
| 550,000.01 - 600,000.00 | 4 | 2,283,455.91 | 0.81% | 6.360 | 358 | 76.87 | 708 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Current Gross Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 239,337.63 | 0.09% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 3 | 716,935.93 | 0.26% | 4.990 | 359 | 85.96 | 705 |
| 5.000 - 5.499 | 25 | 6,051,300.00 | 2.15% | 5.344 | 358 | 76.80 | 673 |
| 5.500 - 5.999 | 138 | 29,986,234.63 | 10.68% | 5.862 | 356 | 78.55 | 652 |
| 6.000 - 6.499 | 217 | 45,764,756.59 | 16.30% | 6.264 | 356 | 78.35 | 655 |
| 6.500 - 6.999 | 385 | 78,813,897.70 | 28.07% | 6.756 | 356 | 79.65 | 644 |
| 7.000 - 7.499 | 214 | 38,725,274.88 | 13.79% | 7.220 | 355 | 79.27 | 629 |
| 7.500 - 7.999 | 210 | 37,851,443.50 | 13.48% | 7.744 | 357 | 81.33 | 609 |
| 8.000 - 8.499 | 81 | 10,804,588.48 | 3.85% | 8.261 | 343 | 83.63 | 589 |
| 8.500 - 8.999 | 106 | 13,041,759.79 | 4.64% | 8.693 | 336 | 84.78 | 583 |
| 9.000 - 9.499 | 45 | 5,017,339.33 | 1.79% | 9.202 | 337 | 84.47 | 561 |
| 9.500 - 9.999 | 119 | 6,435,825.53 | 2.29% | 9.774 | 232 | 93.00 | 641 |
| 10.000 -10.499 | 18 | 952,342.58 | 0.34% | 10.247 | 230 | 93.65 | 641 |
| 10.500 -10.999 | 93 | 4,175,423.45 | 1.49% | 10.738 | 184 | 99.24 | 670 |
| 11.000 -11.499 | 6 | 178,777.31 | 0.06% | 11.311 | 219 | 94.92 | 650 |
| 11.500 -11.999 | 18 | 885,978.23 | 0.32% | 11.881 | 179 | 99.67 | 675 |
| 12.000 -12.499 | 10 | 307,286.70 | 0.11% | 12.181 | 187 | 98.33 | 697 |
| 12.500 -12.999 | 23 | 874,905.83 | 0.31% | 12.799 | 182 | 99.55 | 668 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Credit Score | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 63 | 11,202,846.50 | 3.99% | 8.046 | 359 | 75.47 | 513 |
| 525-549 | 93 | 16,985,690.42 | 6.05% | 8.113 | 358 | 76.41 | 536 |
| 550-574 | 114 | 20,415,388.34 | 7.27% | 7.550 | 356 | 81.24 | 562 |
| 575-599 | 154 | 26,942,951.40 | 9.59% | 7.080 | 355 | 78.09 | 589 |
| 600-624 | 216 | 42,300,663.49 | 15.06% | 6.759 | 356 | 79.68 | 613 |
| 625-649 | 284 | 46,742,928.70 | 16.64% | 6.990 | 347 | 80.44 | 637 |
| 650-674 | 351 | 47,712,837.95 | 16.99% | 7.027 | 337 | 82.91 | 661 |
| 675-699 | 192 | 30,482,925.59 | 10.85% | 7.058 | 337 | 82.56 | 686 |
| 700+ | 245 | 38,037,175.70 | 13.54% | 6.899 | 339 | 83.10 | 734 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Combined Original LTV (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 37 | 5,313,177.49 | 1.89% | 6.795 | 340 | 39.89 | 605 |
| 50.00- 54.99 | 14 | 2,482,894.08 | 0.88% | 6.870 | 341 | 52.44 | 626 |
| 55.00- 59.99 | 21 | 3,618,421.59 | 1.29% | 6.898 | 359 | 57.86 | 581 |
| 60.00- 64.99 | 36 | 7,099,226.36 | 2.53% | 7.114 | 355 | 62.70 | 591 |
| 65.00- 69.99 | 42 | 8,202,046.97 | 2.92% | 6.974 | 358 | 67.32 | 598 |
| 70.00- 74.99 | 82 | 16,075,418.38 | 5.72% | 7.089 | 347 | 71.70 | 596 |
| 75.00- 79.99 | 122 | 22,329,748.25 | 7.95% | 7.107 | 353 | 76.94 | 608 |
| 80.00 | 639 | 127,971,230.14 | 45.57% | 6.682 | 358 | 80.00 | 656 |
| 80.01- 84.99 | 38 | 7,488,089.62 | 2.67% | 7.096 | 357 | 83.57 | 606 |
| 85.00- 89.99 | 117 | 23,249,713.97 | 8.28% | 7.344 | 352 | 86.16 | 609 |
| 90.00- 94.99 | 144 | 24,726,612.82 | 8.81% | 7.301 | 355 | 90.70 | 629 |
| 95.00- 99.99 | 105 | 17,340,548.04 | 6.17% | 7.624 | 350 | 95.09 | 623 |
| 100.00 | 315 | 14,926,280.38 | 5.32% | 9.925 | 203 | 100.00 | 683 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 120 | 4 | 256,223.24 | 0.09% | 7.725 | 118 | 74.07 | 597 |
| 180 | 350 | 17,381,228.26 | 6.19% | 9.634 | 179 | 93.71 | 676 |
| 240 | 3 | 430,437.36 | 0.15% | 7.342 | 239 | 78.58 | 645 |
| 360 | 1,355 | 262,755,519.23 | 93.57% | 6.948 | 359 | 79.88 | 632 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Stated Remaining Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 61-120 | 4 | 256,223.24 | 0.09% | 7.725 | 118 | 74.07 | 597 |
| 121-180 | 350 | 17,381,228.26 | 6.19% | 9.634 | 179 | 93.71 | 676 |
| 181-240 | 3 | 430,437.36 | 0.15% | 7.342 | 239 | 78.58 | 645 |
| 301-360 | 1,355 | 262,755,519.23 | 93.57% | 6.948 | 359 | 79.88 | 632 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Debt Ratio (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 20.01 -25.00 | 12 | 1,156,590.90 | 0.41% | 7.063 | 328 | 84.35 | 664 |
| 25.01 -30.00 | 154 | 22,057,088.26 | 7.85% | 7.137 | 345 | 78.93 | 638 |
| 30.01 -35.00 | 236 | 36,633,582.21 | 13.05% | 7.167 | 346 | 79.90 | 633 |
| 35.01 -40.00 | 301 | 48,531,436.05 | 17.28% | 7.164 | 345 | 80.27 | 633 |
| 40.01 -45.00 | 442 | 72,334,566.52 | 25.76% | 7.104 | 347 | 80.68 | 639 |
| 45.01 -50.00 | 416 | 74,406,884.71 | 26.50% | 7.131 | 348 | 81.00 | 634 |
| 50.01 -55.00 | 136 | 23,499,216.27 | 8.37% | 6.931 | 351 | 83.26 | 625 |
| 55.01 -60.00 | 15 | 2,204,043.17 | 0.78% | 6.858 | 345 | 85.85 | 644 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 1,159 | 228,647,767.57 | 81.42% | 6.926 | 359 | 80.18 | 632 |
| Fixed Rate | 553 | 52,175,640.52 | 18.58% | 7.949 | 296 | 83.12 | 649 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 946 | 183,455,204.27 | 65.33% | 7.010 | 359 | 80.31 | 624 |
| 2/28 6 MO LIBOR IO | 120 | 27,370,693.42 | 9.75% | 6.516 | 359 | 81.17 | 682 |
| 3/27 6 MO LIBOR | 64 | 11,747,521.18 | 4.18% | 6.680 | 359 | 76.88 | 626 |
| 5/25 6 MO LIBOR | 25 | 5,053,589.89 | 1.80% | 6.586 | 359 | 75.42 | 657 |
| 6 MO LIBOR | 4 | 1,020,758.81 | 0.36% | 7.389 | 359 | 93.00 | 610 |
| Fixed Rate | 243 | 38,664,440.21 | 13.77% | 7.140 | 338 | 77.37 | 636 |
| Fixed Rate Balloon | 310 | 13,511,200.31 | 4.81% | 10.263 | 179 | 99.58 | 685 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 120 | 27,370,693.42 | 9.75% | 6.516 | 359 | 81.17 | 682 |
| Not Interest Only | 1,592 | 253,452,714.67 | 90.25% | 7.181 | 346 | 80.68 | 630 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Prepayment Penalty Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 521 | 76,356,320.92 | 27.19% | 7.408 | 345 | 82.34 | 634 |
| Prepay Penalty: 12 months | 42 | 8,395,319.33 | 2.99% | 6.993 | 353 | 82.30 | 652 |
| Prepay Penalty: 24 months | 865 | 156,799,263.59 | 55.84% | 6.952 | 352 | 80.39 | 633 |
| Prepay Penalty: 36 months | 284 | 39,272,504.25 | 13.98% | 7.231 | 330 | 78.59 | 641 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 1,390 | 266,829,367.20 | 95.02% | 6.949 | 356 | 79.74 | 632 |
| Second Lien | 322 | 13,994,040.89 | 4.98% | 10.293 | 179 | 99.56 | 684 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 811 | 129,704,565.11 | 46.19% | 7.067 | 350 | 81.43 | 614 |
| Full/Alternative Documentation | 17 | 3,424,665.97 | 1.22% | 6.749 | 358 | 81.17 | 624 |
| Limited Documentation | 83 | 14,382,713.96 | 5.12% | 7.014 | 346 | 80.98 | 625 |
| Lite Documentation | 52 | 9,229,343.95 | 3.29% | 6.992 | 342 | 82.65 | 640 |
| Stated Documentation | 240 | 48,447,245.10 | 17.25% | 7.129 | 355 | 75.19 | 628 |
| Streamline Documentation | 509 | 75,634,874.00 | 26.93% | 7.243 | 338 | 82.76 | 677 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 562 | 101,211,267.28 | 36.04% | 7.081 | 351 | 78.23 | 612 |
| Purchase | 915 | 137,568,779.52 | 48.99% | 7.125 | 343 | 82.86 | 661 |
| Rate/Term Refinance | 235 | 42,043,361.29 | 14.97% | 7.170 | 351 | 79.78 | 605 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 4 | 779,286.63 | 0.28% | 6.359 | 335 | 82.18 | 732 |
| Condominium | 189 | 28,747,169.92 | 10.24% | 7.015 | 345 | 81.09 | 644 |
| Duplex | 88 | 18,952,047.92 | 6.75% | 7.148 | 346 | 78.84 | 638 |
| Manufactured Housing | 17 | 1,767,126.92 | 0.63% | 7.270 | 334 | 77.49 | 639 |
| PUD | 197 | 29,879,569.57 | 10.64% | 7.274 | 345 | 82.85 | 640 |
| Single Family | 1,191 | 194,633,740.38 | 69.31% | 7.117 | 348 | 80.62 | 631 |
| Triplex | 26 | 6,064,466.75 | 2.16% | 6.750 | 358 | 78.62 | 662 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 83 | 13,460,523.94 | 4.79% | 7.346 | 353 | 80.72 | 660 |
| Primary | 1,573 | 259,461,735.20 | 92.39% | 7.094 | 347 | 80.67 | 632 |
| Second Home | 56 | 7,901,148.95 | 2.81% | 7.457 | 344 | 82.61 | 682 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Alabama | 2 | 191,599.05 | 0.07% | 7.203 | 308 | 82.66 | 651 |
| Arizona | 47 | 5,211,258.98 | 1.86% | 7.260 | 340 | 81.37 | 649 |
| Arkansas | 4 | 306,108.71 | 0.11% | 7.880 | 314 | 82.71 | 601 |
| California | 669 | 132,645,469.37 | 47.23% | 6.890 | 348 | 78.71 | 641 |
| Colorado | 38 | 5,350,393.29 | 1.91% | 7.135 | 347 | 84.66 | 634 |
| Connecticut | 27 | 4,711,033.01 | 1.68% | 6.872 | 344 | 81.97 | 620 |
| District of Columbia | 9 | 1,913,762.02 | 0.68% | 7.137 | 356 | 74.98 | 650 |
| Florida | 88 | 12,676,532.48 | 4.51% | 7.427 | 349 | 83.04 | 626 |
| Georgia | 21 | 2,805,720.97 | 1.00% | 7.540 | 344 | 84.18 | 624 |
| Idaho | 11 | 1,509,806.27 | 0.54% | 7.286 | 357 | 84.11 | 640 |
| Illinois | 86 | 13,049,775.17 | 4.65% | 7.464 | 352 | 82.85 | 623 |
| Indiana | 9 | 710,977.15 | 0.25% | 9.043 | 348 | 84.35 | 580 |
| Kansas | 3 | 303,641.65 | 0.11% | 7.661 | 317 | 88.90 | 648 |
| Kentucky | 1 | 147,841.78 | 0.05% | 5.625 | 359 | 80.00 | 631 |
| Louisiana | 20 | 1,953,061.45 | 0.70% | 7.717 | 350 | 87.57 | 614 |
| Maryland | 79 | 11,923,738.20 | 4.25% | 7.171 | 347 | 83.36 | 629 |
| Massachusetts | 20 | 4,055,364.66 | 1.44% | 7.064 | 354 | 80.17 | 611 |
| Michigan | 11 | 1,500,166.10 | 0.53% | 7.533 | 322 | 87.16 | 591 |
| Minnesota | 6 | 1,093,598.01 | 0.39% | 7.110 | 358 | 90.12 | 628 |
| Mississippi | 9 | 724,526.01 | 0.26% | 8.317 | 352 | 88.13 | 603 |
| Missouri | 12 | 908,083.42 | 0.32% | 8.205 | 328 | 84.15 | 622 |
| Montana | 2 | 293,653.16 | 0.10% | 6.503 | 359 | 85.63 | 624 |
| Nevada | 46 | 7,764,139.93 | 2.76% | 7.320 | 348 | 83.57 | 646 |
| New Hampshire | 4 | 840,426.56 | 0.30% | 7.203 | 359 | 89.32 | 622 |
| New Jersey | 59 | 9,921,825.85 | 3.53% | 7.272 | 348 | 80.68 | 628 |
| New Mexico | 6 | 858,955.49 | 0.31% | 7.778 | 359 | 83.11 | 566 |
| New York | 66 | 14,903,331.70 | 5.31% | 7.084 | 353 | 80.35 | 628 |
| North Carolina | 27 | 3,153,069.49 | 1.12% | 7.744 | 355 | 82.02 | 594 |
| Ohio | 14 | 1,226,530.30 | 0.44% | 7.648 | 327 | 87.21 | 613 |
| Oklahoma | 5 | 272,481.80 | 0.10% | 7.437 | 315 | 80.47 | 630 |
| Oregon | 13 | 1,507,811.11 | 0.54% | 6.795 | 344 | 83.56 | 652 |
| Pennsylvania | 34 | 4,268,955.74 | 1.52% | 7.787 | 343 | 81.73 | 593 |
| Rhode Island | 8 | 1,191,693.76 | 0.42% | 7.166 | 343 | 82.44 | 656 |
| South Carolina | 7 | 653,334.86 | 0.23% | 7.534 | 359 | 89.38 | 630 |
| Tennessee | 10 | 1,152,225.78 | 0.41% | 7.488 | 349 | 90.18 | 611 |
| Texas | 111 | 11,955,708.90 | 4.26% | 7.408 | 339 | 81.44 | 636 |
| Utah | 13 | 1,481,915.37 | 0.53% | 7.154 | 336 | 81.17 | 654 |
| Vermont | 1 | 113,502.19 | 0.04% | 6.750 | 359 | 80.00 | 600 |
| Virginia | 65 | 9,327,376.94 | 3.32% | 7.267 | 340 | 81.98 | 654 |
| Washington | 36 | 4,739,093.86 | 1.69% | 7.111 | 336 | 83.65 | 644 |
| West Virginia | 1 | 213,459.60 | 0.08% | 8.350 | 356 | 84.92 | 607 |
| Wisconsin | 11 | 1,071,681.02 | 0.38% | 7.097 | 348 | 79.07 | 623 |
| Wyoming | 1 | 219,776.93 | 0.08% | 9.375 | 358 | 80.00 | 516 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Gross Margin (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | 250,756.45 | 0.11% | 6.186 | 359 | 46.06 | 597 |
| 4.500 - 4.999 | 58 | 13,333,511.34 | 5.83% | 6.070 | 359 | 78.54 | 643 |
| 5.000 - 5.499 | 142 | 28,329,711.43 | 12.39% | 6.310 | 359 | 78.47 | 647 |
| 5.500 - 5.999 | 265 | 52,162,674.11 | 22.81% | 6.594 | 359 | 78.98 | 639 |
| 6.000 - 6.499 | 260 | 52,859,310.43 | 23.12% | 6.968 | 359 | 79.80 | 633 |
| 6.500 - 6.999 | 200 | 40,039,811.52 | 17.51% | 7.210 | 359 | 81.37 | 628 |
| 7.000 - 7.499 | 146 | 26,438,170.02 | 11.56% | 7.599 | 359 | 82.53 | 612 |
| 7.500 - 7.999 | 86 | 15,233,822.27 | 6.66% | 7.906 | 359 | 83.62 | 607 |
| **Total** | **1,159** | **228,647,767.57** | **100.00%** | **6.926** | **359** | **80.18** | **632** |

| Minimum Interest Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2.500 - 2.999 | 1 | 174,159.67 | 0.08% | 9.250 | 359 | 85.00 | 508 |
| 4.000 - 4.499 | 1 | 239,337.63 | 0.10% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 3 | 716,935.93 | 0.31% | 4.990 | 359 | 85.96 | 705 |
| 5.000 - 5.499 | 23 | 5,528,383.35 | 2.42% | 5.354 | 358 | 76.69 | 668 |
| 5.500 - 5.999 | 129 | 28,224,276.04 | 12.34% | 5.862 | 359 | 78.68 | 652 |
| 6.000 - 6.499 | 189 | 40,128,869.68 | 17.55% | 6.263 | 359 | 78.86 | 655 |
| 6.500 - 6.999 | 308 | 64,652,191.83 | 28.28% | 6.754 | 359 | 80.51 | 645 |
| 7.000 - 7.499 | 180 | 33,165,964.84 | 14.51% | 7.222 | 359 | 79.67 | 629 |
| 7.500 - 7.999 | 174 | 31,917,423.95 | 13.96% | 7.744 | 359 | 81.69 | 607 |
| 8.000 - 8.499 | 55 | 8,359,224.63 | 3.66% | 8.270 | 359 | 83.48 | 573 |
| 8.500 - 8.999 | 61 | 10,191,205.26 | 4.46% | 8.662 | 359 | 82.48 | 560 |
| 9.000 - 9.499 | 25 | 3,753,548.82 | 1.64% | 9.212 | 358 | 82.00 | 540 |
| 9.500 - 9.999 | 8 | 1,339,904.18 | 0.59% | 9.692 | 358 | 79.29 | 535 |
| 10.000 -10.499 | 1 | 134,886.28 | 0.06% | 10.250 | 358 | 75.00 | 531 |
| 10.500 -10.999 | 1 | 121,455.48 | 0.05% | 10.875 | 359 | 90.00 | 528 |
| **Total** | **1,159** | **228,647,767.57** | **100.00%** | **6.926** | **359** | **80.18** | **632** |

| Maximum Interest Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 10.500 -10.999 | 1 | 239,337.63 | 0.10% | 4.251 | 358 | 80.00 | 625 |
| 11.000 -11.499 | 3 | 716,935.93 | 0.31% | 4.990 | 359 | 85.96 | 705 |
| 11.500 -11.999 | 23 | 5,455,623.40 | 2.39% | 5.388 | 358 | 74.95 | 670 |
| 12.000 -12.499 | 130 | 28,626,210.68 | 12.52% | 5.861 | 359 | 78.92 | 651 |
| 12.500 -12.999 | 190 | 40,217,113.09 | 17.59% | 6.263 | 359 | 79.07 | 655 |
| 13.000 -13.499 | 305 | 64,023,032.52 | 28.00% | 6.755 | 359 | 80.41 | 645 |
| 13.500 -13.999 | 185 | 33,845,544.18 | 14.80% | 7.230 | 359 | 80.13 | 630 |
| 14.000 -14.499 | 172 | 31,517,061.57 | 13.78% | 7.744 | 359 | 81.25 | 606 |
| 14.500 -14.999 | 54 | 8,466,436.69 | 3.70% | 8.273 | 359 | 83.35 | 574 |
| 15.000 -15.499 | 60 | 10,016,517.45 | 4.38% | 8.662 | 359 | 82.69 | 560 |
| 15.500 -15.999 | 26 | 3,927,708.49 | 1.72% | 9.214 | 358 | 82.13 | 539 |
| 16.000 -16.499 | 8 | 1,339,904.18 | 0.59% | 9.692 | 358 | 79.29 | 535 |
| 16.500 -16.999 | 1 | 134,886.28 | 0.06% | 10.250 | 358 | 75.00 | 531 |
| 17.000 -17.499 | 1 | 121,455.48 | 0.05% | 10.875 | 359 | 90.00 | 528 |
| **Total** | **1,159** | **228,647,767.57** | **100.00%** | **6.926** | **359** | **80.18** | **632** |

| Initial Periodic Rate Cap (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 14 | 2,631,696.46 | 1.15% | 7.627 | 359 | 85.59 | 606 |
| 1.500 | 912 | 177,336,939.46 | 77.56% | 6.983 | 359 | 80.16 | 625 |
| 2.000 | 9 | 1,747,184.64 | 0.76% | 7.165 | 358 | 83.97 | 622 |
| 3.000 | 224 | 46,931,947.01 | 20.53% | 6.662 | 359 | 79.81 | 657 |
| **Total** | **1,159** | **228,647,767.57** | **100.00%** | **6.926** | **359** | **80.18** | **632** |

| Subsequent Periodic Rate Cap (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 1,133 | 223,538,282.15 | 97.77% | 6.913 | 359 | 80.11 | 632 |
| 1.500 | 17 | 3,362,300.78 | 1.47% | 7.684 | 358 | 83.24 | 611 |
| 2.000 | 9 | 1,747,184.64 | 0.76% | 7.165 | 358 | 83.97 | 622 |
| **Total** | **1,159** | **228,647,767.57** | **100.00%** | **6.926** | **359** | **80.18** | **632** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 03/01/05 | 1 | 144,695.60 | 0.06% | 7.825 | 357 | 100.00 | 686 |
| 05/01/05 | 2 | 553,063.21 | 0.24% | 7.215 | 359 | 90.00 | 575 |
| 06/01/05 | 1 | 323,000.00 | 0.14% | 7.490 | 360 | 95.00 | 636 |
| 07/01/06 | 1 | 179,340.27 | 0.08% | 7.625 | 355 | 90.00 | 613 |
| 08/01/06 | 7 | 1,355,022.01 | 0.59% | 6.573 | 356 | 80.67 | 665 |
| 09/01/06 | 30 | 5,191,419.73 | 2.27% | 7.184 | 357 | 82.30 | 628 |
| 10/01/06 | 226 | 46,151,068.73 | 20.18% | 7.149 | 358 | 80.33 | 633 |
| 11/01/06 | 799 | 157,398,126.66 | 68.84% | 6.879 | 359 | 80.36 | 631 |
| 12/01/06 | 3 | 550,920.29 | 0.24% | 7.240 | 360 | 82.45 | 678 |
| 07/01/07 | 1 | 184,592.85 | 0.08% | 6.750 | 355 | 90.00 | 644 |
| 08/01/07 | 2 | 419,153.95 | 0.18% | 6.399 | 356 | 80.00 | 711 |
| 09/01/07 | 2 | 282,150.46 | 0.12% | 7.375 | 357 | 74.76 | 606 |
| 10/01/07 | 14 | 2,501,363.74 | 1.09% | 6.559 | 358 | 78.43 | 613 |
| 11/01/07 | 45 | 8,360,260.18 | 3.66% | 6.705 | 359 | 76.04 | 626 |
| 09/01/09 | 2 | 397,458.68 | 0.17% | 6.739 | 357 | 86.69 | 597 |
| 10/01/09 | 4 | 1,071,330.03 | 0.47% | 6.727 | 358 | 77.39 | 645 |
| 11/01/09 | 19 | 3,584,801.18 | 1.57% | 6.526 | 359 | 73.58 | 667 |
| **Total** | **1,159** | **228,647,767.57** | **100.00%** | **6.926** | **359** | **80.18** | **632** |

# Group II Mortgage Loans
# As of the Cut-off Date

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $303,610,406 | $14,984 | $837,818 |
| Average Scheduled Principal Balance | $241,344 | | |
| Number of Mortgage Loans | 1,258 | | |
| Weighted Average Gross Coupon | 7.158% | 4.990% | 12.875% |
| Weighted Average Credit Score | 638 | 500 | 803 |
| Weighted Average Combined Original LTV | 82.71% | 28.60% | 100.00% |
| Weighted Average Original Term | 341 months | 180 months | 360 months |
| Weighted Average Stated Remaining Term | 340 months | 176 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 7 months |
| Weighted Average Gross Margin | 6.199% | 4.250% | 9.876% |
| Weighted Average Minimum Interest Rate | 6.835% | 4.990% | 10.990% |
| Weighted Average Maximum Interest Rate | 13.332% | 10.490% | 17.490% |
| Weighted Average Initial Rate Cap | 2.129% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.003% | 1.000% | 2.000% |
| Weighted Average Months to Roll | 25 months | 5 months | 59 months |
| Maturity Date | | Aug 1, 2019 | Dec 1, 2034 |
| Maximum Zip Code Concentration | 1.01% | 91335 | |
| ARM | 82.92% | | |
| Fixed Rate | 17.08% | | |
| Interest Only | 25.63% | | |
| Not Interest Only | 74.37% | | |
| First Lien | 90.24% | | |
| Second Lien | 9.76% | | |

| Current Principal Balance ($) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 63 | 2,356,554.34 | 0.78% | 9.960 | 226 | 92.63 | 651 |
| 50,000.01 - 100,000.00 | 334 | 25,958,658.70 | 8.55% | 9.061 | 249 | 90.98 | 652 |
| 100,000.01 - 150,000.00 | 207 | 25,549,454.91 | 8.42% | 8.441 | 284 | 86.78 | 634 |
| 150,000.01 - 200,000.00 | 82 | 14,257,187.39 | 4.70% | 7.765 | 328 | 81.77 | 626 |
| 200,000.01 - 250,000.00 | 53 | 11,901,983.62 | 3.92% | 7.049 | 355 | 80.21 | 618 |
| 250,000.01 - 300,000.00 | 46 | 12,708,815.92 | 4.19% | 6.496 | 351 | 79.16 | 634 |
| 300,000.01 - 350,000.00 | 78 | 26,245,421.74 | 8.64% | 6.672 | 359 | 81.17 | 633 |
| 350,000.01 - 400,000.00 | 128 | 48,142,527.20 | 15.86% | 6.764 | 359 | 81.79 | 642 |
| 400,000.01 - 450,000.00 | 85 | 36,305,396.95 | 11.96% | 6.764 | 359 | 82.99 | 635 |
| 450,000.01 - 500,000.00 | 66 | 31,483,013.23 | 10.37% | 6.777 | 359 | 81.00 | 638 |
| 500,000.01 - 550,000.00 | 47 | 24,820,296.33 | 8.18% | 6.733 | 359 | 81.41 | 636 |
| 550,000.01 - 600,000.00 | 31 | 17,927,716.81 | 5.90% | 6.725 | 359 | 81.93 | 641 |
| 600,000.01 - 650,000.00 | 14 | 8,792,027.78 | 2.90% | 6.560 | 359 | 81.38 | 644 |
| 650,000.01 - 700,000.00 | 13 | 8,698,622.73 | 2.87% | 6.888 | 359 | 79.63 | 638 |
| 700,000.01 - 750,000.00 | 4 | 2,856,326.67 | 0.94% | 6.867 | 359 | 80.38 | 646 |
| 750,000.01 - 800,000.00 | 4 | 3,112,083.28 | 1.03% | 6.822 | 358 | 74.70 | 650 |
| 800,000.01 - 850,000.00 | 3 | 2,494,318.11 | 0.82% | 6.415 | 358 | 79.40 | 651 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Current Gross Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 4 | 1,058,546.03 | 0.35% | 4.990 | 359 | 70.61 | 672 |
| 5.000 - 5.499 | 17 | 6,688,144.90 | 2.20% | 5.252 | 359 | 79.16 | 663 |
| 5.500 - 5.999 | 111 | 36,275,960.59 | 11.95% | 5.883 | 356 | 80.24 | 655 |
| 6.000 - 6.499 | 146 | 51,088,545.95 | 16.83% | 6.265 | 359 | 79.95 | 649 |
| 6.500 - 6.999 | 263 | 91,704,292.82 | 30.20% | 6.757 | 358 | 80.61 | 639 |
| 7.000 - 7.499 | 88 | 27,146,617.16 | 8.94% | 7.225 | 357 | 82.94 | 632 |
| 7.500 - 7.999 | 137 | 36,175,705.82 | 11.92% | 7.728 | 355 | 81.22 | 602 |
| 8.000 - 8.499 | 54 | 8,906,758.39 | 2.93% | 8.257 | 343 | 84.49 | 608 |
| 8.500 - 8.999 | 136 | 16,915,304.15 | 5.57% | 8.714 | 299 | 90.28 | 621 |
| 9.000 - 9.499 | 30 | 3,999,145.57 | 1.32% | 9.233 | 298 | 87.45 | 606 |
| 9.500 - 9.999 | 117 | 10,291,063.75 | 3.39% | 9.806 | 203 | 96.15 | 660 |
| 10.000 -10.499 | 19 | 1,835,954.32 | 0.60% | 10.201 | 220 | 96.12 | 645 |
| 10.500 -10.999 | 108 | 9,509,759.95 | 3.13% | 10.764 | 180 | 98.66 | 674 |
| 11.000 -11.499 | 4 | 225,786.98 | 0.07% | 11.298 | 215 | 94.68 | 647 |
| 11.500 -11.999 | 15 | 1,196,985.52 | 0.39% | 11.842 | 179 | 98.65 | 668 |
| 12.000 -12.499 | 2 | 49,565.23 | 0.02% | 12.125 | 178 | 100.00 | 655 |
| 12.500 -12.999 | 7 | 542,268.58 | 0.18% | 12.747 | 179 | 99.27 | 676 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Credit Score | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 46 | 9,597,023.89 | 3.16% | 7.881 | 359 | 75.74 | 514 |
| 525-549 | 62 | 12,472,979.01 | 4.11% | 8.005 | 357 | 76.72 | 536 |
| 550-574 | 87 | 23,099,747.80 | 7.61% | 7.272 | 358 | 82.30 | 562 |
| 575-599 | 99 | 26,097,235.52 | 8.60% | 6.913 | 356 | 80.68 | 587 |
| 600-624 | 148 | 45,210,858.15 | 14.89% | 6.848 | 359 | 81.42 | 613 |
| 625-649 | 221 | 52,484,565.19 | 17.29% | 7.121 | 341 | 82.19 | 637 |
| 650-674 | 255 | 61,015,492.74 | 20.10% | 7.177 | 330 | 84.19 | 661 |
| 675-699 | 159 | 36,510,202.35 | 12.03% | 7.194 | 325 | 85.11 | 685 |
| 700+ | 181 | 37,122,301.06 | 12.23% | 7.153 | 316 | 85.76 | 733 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Combined Original LTV (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 19 | 3,087,932.31 | 1.02% | 7.018 | 355 | 41.77 | 598 |
| 50.00- 54.99 | 10 | 2,888,770.04 | 0.95% | 6.935 | 359 | 52.83 | 612 |
| 55.00- 59.99 | 18 | 4,292,817.48 | 1.41% | 6.911 | 353 | 58.25 | 599 |
| 60.00- 64.99 | 21 | 5,105,469.17 | 1.68% | 6.793 | 353 | 61.87 | 625 |
| 65.00- 69.99 | 27 | 6,733,841.12 | 2.22% | 7.095 | 357 | 67.62 | 579 |
| 70.00- 74.99 | 53 | 13,404,949.98 | 4.42% | 6.950 | 359 | 71.75 | 602 |
| 75.00- 79.99 | 75 | 24,227,096.35 | 7.98% | 6.844 | 354 | 77.01 | 630 |
| 80.00 | 380 | 121,912,445.33 | 40.15% | 6.620 | 358 | 80.00 | 652 |
| 80.01- 84.99 | 19 | 6,203,862.87 | 2.04% | 6.735 | 359 | 83.44 | 614 |
| 85.00- 89.99 | 117 | 34,505,544.45 | 11.37% | 7.028 | 357 | 86.51 | 610 |
| 90.00- 94.99 | 125 | 33,636,744.61 | 11.08% | 7.270 | 353 | 90.91 | 625 |
| 95.00- 99.99 | 87 | 18,720,342.89 | 6.17% | 7.662 | 335 | 95.08 | 636 |
| 100.00 | 307 | 28,890,589.11 | 9.52% | 9.733 | 197 | 100.00 | 685 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 356 | 31,396,710.92 | 10.34% | 9.828 | 179 | 97.91 | 682 |
| 360 | 902 | 272,213,694.79 | 89.66% | 6.850 | 359 | 80.96 | 633 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Stated Remaining Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 356 | 31,396,710.92 | 10.34% | 9.828 | 179 | 97.91 | 682 |
| 301-360 | 902 | 272,213,694.79 | 89.66% | 6.850 | 359 | 80.96 | 633 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Debt Ratio (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 108 | 15,998,810.09 | 5.27% | 7.000 | 345 | 78.69 | 635 |
| 20.01 -25.00 | 82 | 13,257,945.45 | 4.37% | 7.366 | 339 | 83.66 | 627 |
| 25.01 -30.00 | 87 | 21,542,342.95 | 7.10% | 7.028 | 347 | 80.04 | 640 |
| 30.01 -35.00 | 138 | 33,735,146.70 | 11.11% | 7.077 | 341 | 81.82 | 638 |
| 35.01 -40.00 | 195 | 48,123,732.67 | 15.85% | 7.231 | 340 | 81.96 | 642 |
| 40.01 -45.00 | 306 | 82,062,028.86 | 27.03% | 7.093 | 339 | 83.17 | 640 |
| 45.01 -50.00 | 267 | 64,911,566.54 | 21.38% | 7.313 | 336 | 84.41 | 639 |
| 50.01 -55.00 | 65 | 19,990,142.88 | 6.58% | 7.092 | 342 | 84.23 | 629 |
| 55.01 -60.00 | 10 | 3,988,689.57 | 1.31% | 6.767 | 359 | 82.19 | 614 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 818 | 251,744,422.04 | 82.92% | 6.840 | 359 | 81.08 | 632 |
| Fixed Rate | 440 | 51,865,983.67 | 17.08% | 8.703 | 250 | 90.65 | 665 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 549 | 159,851,394.49 | 52.65% | 7.008 | 359 | 80.75 | 620 |
| 2/28 6 MO LIBOR IO | 186 | 68,243,421.46 | 22.48% | 6.562 | 359 | 82.07 | 653 |
| 3/27 6 MO LIBOR | 33 | 8,831,316.43 | 2.91% | 6.530 | 358 | 85.13 | 643 |
| 5/25 6 MO LIBOR | 18 | 5,017,392.55 | 1.65% | 6.589 | 358 | 75.95 | 654 |
| 5/25 6 MO LIBOR IO | 31 | 9,584,583.51 | 3.16% | 6.434 | 359 | 78.80 | 669 |
| 6 MO LIBOR | 1 | 216,313.60 | 0.07% | 6.750 | 359 | 68.40 | 500 |
| Fixed Rate | 104 | 22,660,042.80 | 7.46% | 7.049 | 341 | 79.81 | 640 |
| Fixed Rate Balloon | 336 | 29,205,940.87 | 9.62% | 9.987 | 179 | 99.06 | 684 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 217 | 77,828,004.97 | 25.63% | 6.546 | 359 | 81.66 | 655 |
| Not Interest Only | 1,041 | 225,782,400.74 | 74.37% | 7.369 | 334 | 83.08 | 632 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Prepayment Penalty Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 318 | 76,947,463.08 | 25.34% | 7.447 | 335 | 84.52 | 647 |
| Prepay Penalty: 12 months | 47 | 14,213,566.81 | 4.68% | 6.948 | 340 | 83.09 | 651 |
| Prepay Penalty: 24 months | 686 | 176,556,186.92 | 58.15% | 6.997 | 347 | 81.88 | 630 |
| Prepay Penalty: 36 months | 206 | 35,781,255.36 | 11.79% | 7.412 | 318 | 82.81 | 655 |
| Prepay Penalty: 60 months | 1 | 111,933.54 | 0.04% | 8.600 | 359 | 80.00 | 558 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 917 | 273,966,836.56 | 90.24% | 6.851 | 358 | 80.95 | 633 |
| Second Lien | 341 | 29,643,569.15 | 9.76% | 9.997 | 179 | 99.04 | 683 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 530 | 111,338,748.71 | 36.67% | 7.009 | 344 | 83.30 | 623 |
| Full/Alternative Documentation | 46 | 14,449,969.16 | 4.76% | 6.856 | 348 | 84.87 | 616 |
| Limited Documentation | 112 | 30,935,434.67 | 10.19% | 6.970 | 339 | 81.21 | 628 |
| Lite Documentation | 62 | 18,681,768.06 | 6.15% | 7.064 | 343 | 84.21 | 636 |
| No Income / No Asset | 1 | 48,723.32 | 0.02% | 8.990 | 179 | 95.00 | 670 |
| Stated Documentation | 169 | 52,981,285.89 | 17.45% | 7.076 | 355 | 78.28 | 632 |
| Streamline Documentation | 338 | 75,174,475.90 | 24.76% | 7.595 | 322 | 84.80 | 672 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*

*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 423 | 110,279,686.35 | 36.32% | 7.020 | 352 | 81.07 | 619 |
| Purchase | 652 | 145,336,042.77 | 47.87% | 7.320 | 327 | 84.93 | 659 |
| Rate/Term Refinance | 183 | 47,994,676.59 | 15.81% | 6.987 | 352 | 79.77 | 616 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 4 | 1,284,730.53 | 0.42% | 7.582 | 319 | 67.20 | 617 |
| Condominium | 101 | 22,224,310.66 | 7.32% | 7.176 | 337 | 82.72 | 651 |
| Duplex | 48 | 11,587,056.72 | 3.82% | 7.389 | 328 | 87.91 | 668 |
| Manufactured Housing | 10 | 710,083.57 | 0.23% | 7.513 | 324 | 71.55 | 615 |
| PUD | 113 | 29,645,968.46 | 9.76% | 7.168 | 342 | 82.09 | 640 |
| Single Family | 975 | 236,595,382.62 | 77.93% | 7.139 | 341 | 82.67 | 635 |
| Triplex | 7 | 1,562,873.15 | 0.51% | 7.414 | 313 | 80.19 | 683 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 51 | 10,148,289.34 | 3.34% | 7.244 | 347 | 80.85 | 658 |
| Primary | 1,171 | 285,929,021.48 | 94.18% | 7.160 | 340 | 82.82 | 636 |
| Second Home | 36 | 7,533,094.89 | 2.48% | 6.977 | 343 | 81.30 | 665 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 26 | 3,539,601.45 | 1.17% | 7.567 | 339 | 84.18 | 644 |
| Arkansas | 1 | 53,125.08 | 0.02% | 5.875 | 178 | 89.17 | 672 |
| California | 709 | 201,575,905.48 | 66.39% | 7.052 | 339 | 82.38 | 642 |
| Colorado | 10 | 1,508,173.36 | 0.50% | 7.493 | 340 | 83.49 | 634 |
| Connecticut | 11 | 2,611,156.46 | 0.86% | 7.007 | 346 | 79.26 | 619 |
| Delaware | 1 | 283,316.43 | 0.09% | 8.175 | 359 | 90.00 | 602 |
| District of Columbia | 8 | 1,855,754.13 | 0.61% | 7.117 | 340 | 78.87 | 615 |
| Florida | 61 | 11,572,814.56 | 3.81% | 7.462 | 340 | 84.08 | 651 |
| Georgia | 10 | 831,950.48 | 0.27% | 7.954 | 343 | 79.69 | 630 |
| Idaho | 3 | 581,245.72 | 0.19% | 8.459 | 357 | 78.49 | 571 |
| Illinois | 21 | 4,177,761.90 | 1.38% | 7.756 | 326 | 80.87 | 655 |
| Indiana | 7 | 673,572.83 | 0.22% | 8.421 | 342 | 84.47 | 584 |
| Kansas | 3 | 362,084.12 | 0.12% | 8.040 | 359 | 84.74 | 554 |
| Kentucky | 2 | 249,280.13 | 0.08% | 8.717 | 359 | 93.81 | 584 |
| Louisiana | 20 | 1,772,144.57 | 0.58% | 8.568 | 359 | 85.32 | 581 |
| Maine | 3 | 289,074.05 | 0.10% | 7.679 | 359 | 71.07 | 587 |
| Maryland | 33 | 6,142,107.01 | 2.02% | 7.204 | 332 | 84.00 | 628 |
| Massachusetts | 8 | 1,274,984.14 | 0.42% | 7.473 | 329 | 80.33 | 623 |
| Michigan | 10 | 1,718,631.09 | 0.57% | 7.386 | 352 | 81.66 | 616 |
| Minnesota | 6 | 1,893,946.82 | 0.62% | 6.900 | 358 | 85.38 | 610 |
| Mississippi | 11 | 825,183.22 | 0.27% | 7.688 | 359 | 82.87 | 611 |
| Missouri | 10 | 977,425.04 | 0.32% | 7.657 | 358 | 84.07 | 615 |
| Montana | 4 | 364,059.69 | 0.12% | 7.270 | 341 | 81.97 | 628 |
| Nebraska | 1 | 46,509.73 | 0.02% | 10.125 | 358 | 95.00 | 553 |
| Nevada | 21 | 5,359,973.46 | 1.77% | 7.054 | 351 | 79.98 | 635 |
| New Hampshire | 2 | 847,863.19 | 0.28% | 6.058 | 358 | 83.80 | 690 |
| New Jersey | 21 | 5,151,463.86 | 1.70% | 7.042 | 348 | 85.44 | 631 |
| New Mexico | 1 | 202,631.97 | 0.07% | 6.500 | 358 | 70.00 | 557 |
| New York | 62 | 20,192,870.58 | 6.65% | 7.221 | 344 | 84.49 | 634 |
| North Carolina | 5 | 376,433.74 | 0.12% | 7.632 | 315 | 83.35 | 658 |
| Ohio | 4 | 390,520.67 | 0.13% | 7.172 | 351 | 84.96 | 637 |
| Oklahoma | 6 | 649,613.20 | 0.21% | 8.251 | 359 | 87.02 | 578 |
| Oregon | 7 | 1,028,231.43 | 0.34% | 6.385 | 344 | 77.19 | 637 |
| Pennsylvania | 19 | 3,479,635.64 | 1.15% | 7.808 | 348 | 86.33 | 608 |
| Rhode Island | 4 | 731,625.55 | 0.24% | 7.783 | 338 | 82.76 | 636 |
| South Carolina | 3 | 241,290.45 | 0.08% | 7.333 | 326 | 88.22 | 610 |
| Tennessee | 18 | 1,467,212.33 | 0.48% | 8.310 | 340 | 83.60 | 615 |
| Texas | 55 | 8,296,095.28 | 2.73% | 7.430 | 342 | 82.65 | 633 |
| Utah | 2 | 191,871.97 | 0.06% | 8.339 | 318 | 88.45 | 614 |
| Vermont | 2 | 345,869.04 | 0.11% | 6.864 | 358 | 70.02 | 611 |
| Virginia | 35 | 7,079,096.45 | 2.33% | 7.103 | 338 | 84.05 | 626 |
| Washington | 8 | 1,758,682.19 | 0.58% | 7.369 | 322 | 82.55 | 670 |
| Wisconsin | 4 | 639,617.22 | 0.21% | 7.904 | 359 | 88.66 | 540 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Gross Margin (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | 586,406.54 | 0.23% | 5.520 | 358 | 66.90 | 602 |
| 4.500 - 4.999 | 42 | 15,067,346.86 | 5.99% | 6.396 | 359 | 79.44 | 652 |
| 5.000 - 5.499 | 99 | 34,597,283.93 | 13.74% | 6.261 | 359 | 80.12 | 649 |
| 5.500 - 5.999 | 174 | 60,128,109.82 | 23.88% | 6.444 | 359 | 80.71 | 641 |
| 6.000 - 6.499 | 180 | 61,375,425.21 | 24.38% | 6.728 | 359 | 79.85 | 631 |
| 6.500 - 6.999 | 120 | 36,960,147.02 | 14.68% | 7.185 | 359 | 82.18 | 628 |
| 7.000 - 7.499 | 65 | 18,828,687.51 | 7.48% | 7.521 | 359 | 85.87 | 612 |
| 7.500 - 7.999 | 38 | 8,443,815.10 | 3.35% | 7.835 | 359 | 80.87 | 610 |
| 8.000 - 8.499 | 85 | 14,172,792.76 | 5.63% | 8.315 | 359 | 83.69 | 596 |
| 8.500 - 8.999 | 7 | 766,070.58 | 0.30% | 8.956 | 358 | 83.34 | 585 |
| 9.000 - 9.499 | 3 | 333,783.18 | 0.13% | 9.334 | 356 | 83.59 | 562 |
| 9.500 - 9.999 | 3 | 484,553.53 | 0.19% | 8.473 | 358 | 69.76 | 533 |
| **Total** | **818** | **251,744,422.04** | **100.00%** | **6.840** | **359** | **81.08** | **632** |

| Minimum Interest Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 4 | 1,058,546.03 | 0.42% | 4.990 | 359 | 70.61 | 672 |
| 5.000 - 5.499 | 17 | 6,688,144.90 | 2.66% | 5.252 | 359 | 79.16 | 663 |
| 5.500 - 5.999 | 103 | 34,825,664.38 | 13.83% | 5.880 | 359 | 80.75 | 653 |
| 6.000 - 6.499 | 134 | 46,843,570.69 | 18.61% | 6.277 | 359 | 79.80 | 648 |
| 6.500 - 6.999 | 238 | 84,656,174.84 | 33.63% | 6.764 | 359 | 80.75 | 638 |
| 7.000 - 7.499 | 71 | 23,221,376.30 | 9.22% | 7.237 | 359 | 83.31 | 633 |
| 7.500 - 7.999 | 112 | 32,472,541.17 | 12.90% | 7.734 | 359 | 81.29 | 600 |
| 8.000 - 8.499 | 45 | 8,288,073.29 | 3.29% | 8.260 | 359 | 83.25 | 600 |
| 8.500 - 8.999 | 59 | 9,563,749.41 | 3.80% | 8.711 | 359 | 86.42 | 578 |
| 9.000 - 9.499 | 15 | 2,377,081.87 | 0.94% | 9.236 | 358 | 81.56 | 562 |
| 9.500 - 9.999 | 15 | 1,331,046.40 | 0.53% | 9.631 | 358 | 76.33 | 535 |
| 10.000 -10.499 | 4 | 378,481.49 | 0.15% | 10.188 | 358 | 82.56 | 528 |
| 10.500 -10.999 | 1 | 39,971.27 | 0.02% | 10.990 | 358 | 86.21 | 520 |
| **Total** | **818** | **251,744,422.04** | **100.00%** | **6.840** | **359** | **81.08** | **632** |

| Maximum Interest Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 10.000 -10.499 | 1 | 499,128.55 | 0.20% | 7.490 | 359 | 90.00 | 625 |
| 11.000 -11.499 | 4 | 1,058,546.03 | 0.42% | 4.990 | 359 | 70.61 | 672 |
| 11.500 -11.999 | 17 | 6,688,144.90 | 2.66% | 5.252 | 359 | 79.16 | 663 |
| 12.000 -12.499 | 104 | 35,200,966.03 | 13.98% | 5.885 | 359 | 80.74 | 652 |
| 12.500 -12.999 | 133 | 46,012,116.78 | 18.28% | 6.261 | 359 | 79.84 | 649 |
| 13.000 -13.499 | 236 | 83,970,619.59 | 33.36% | 6.764 | 359 | 80.81 | 638 |
| 13.500 -13.999 | 71 | 23,004,489.45 | 9.14% | 7.211 | 359 | 82.31 | 633 |
| 14.000 -14.499 | 114 | 33,317,023.81 | 13.23% | 7.747 | 359 | 81.46 | 601 |
| 14.500 -14.999 | 43 | 8,156,236.92 | 3.24% | 8.190 | 359 | 83.90 | 600 |
| 15.000 -15.499 | 56 | 9,371,620.34 | 3.72% | 8.707 | 359 | 86.43 | 577 |
| 15.500 -15.999 | 19 | 2,767,405.71 | 1.10% | 9.207 | 358 | 82.07 | 565 |
| 16.000 -16.499 | 15 | 1,279,671.17 | 0.51% | 9.668 | 358 | 76.11 | 539 |
| 16.500 -16.999 | 3 | 297,652.40 | 0.12% | 10.157 | 359 | 80.54 | 531 |
| 17.000 -17.499 | 2 | 120,800.36 | 0.05% | 10.528 | 356 | 88.75 | 518 |
| **Total** | **818** | **251,744,422.04** | **100.00%** | **6.840** | **359** | **81.08** | **632** |

| Initial Periodic Rate Cap (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 11 | 2,991,025.67 | 1.19% | 7.538 | 359 | 80.30 | 594 |
| 1.500 | 524 | 153,749,502.77 | 61.07% | 6.990 | 359 | 80.65 | 620 |
| 1.900 | 1 | 401,148.05 | 0.16% | 8.875 | 358 | 80.00 | 637 |
| 2.000 | 2 | 472,969.53 | 0.19% | 6.478 | 358 | 80.76 | 628 |
| 3.000 | 249 | 84,958,974.60 | 33.75% | 6.591 | 359 | 82.33 | 652 |
| 5.000 | 31 | 9,170,801.42 | 3.64% | 6.332 | 359 | 77.05 | 662 |
| **Total** | **818** | **251,744,422.04** | **100.00%** | **6.840** | **359** | **81.08** | **632** |

| Subsequent Periodic Rate Cap (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 812 | 250,467,320.19 | 99.49% | 6.839 | 359 | 81.11 | 632 |
| 1.500 | 5 | 901,800.20 | 0.36% | 7.248 | 358 | 73.87 | 634 |
| 2.000 | 1 | 375,301.65 | 0.15% | 6.375 | 358 | 79.66 | 642 |
| **Total** | **818** | **251,744,422.04** | **100.00%** | **6.840** | **359** | **81.08** | **632** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 05/01/05 | 1 | 216,313.60 | 0.09% | 6.750 | 359 | 68.40 | 500 |
| 06/01/06 | 1 | 93,306.23 | 0.04% | 9.300 | 354 | 90.00 | 526 |
| 07/01/06 | 1 | 80,829.09 | 0.03% | 10.300 | 355 | 90.00 | 517 |
| 08/01/06 | 4 | 965,962.17 | 0.38% | 8.681 | 356 | 85.50 | 634 |
| 09/01/06 | 16 | 3,691,761.18 | 1.47% | 7.131 | 357 | 79.52 | 630 |
| 10/01/06 | 186 | 55,538,324.04 | 22.06% | 6.965 | 358 | 80.29 | 629 |
| 11/01/06 | 526 | 167,287,633.24 | 66.45% | 6.825 | 359 | 81.39 | 631 |
| 12/01/06 | 1 | 437,000.00 | 0.17% | 7.125 | 360 | 95.00 | 641 |
| 05/01/07 | 1 | 119,165.50 | 0.05% | 8.350 | 353 | 90.00 | 666 |
| 07/01/07 | 1 | 43,862.52 | 0.02% | 8.990 | 355 | 88.00 | 534 |
| 09/01/07 | 1 | 334,129.85 | 0.13% | 6.750 | 357 | 59.92 | 604 |
| 10/01/07 | 11 | 2,980,300.76 | 1.18% | 6.976 | 358 | 90.26 | 652 |
| 11/01/07 | 19 | 5,353,857.80 | 2.13% | 6.207 | 359 | 83.72 | 642 |
| 09/01/09 | 6 | 2,364,997.73 | 0.94% | 6.892 | 357 | 80.59 | 673 |
| 10/01/09 | 10 | 2,595,974.51 | 1.03% | 6.830 | 358 | 74.77 | 645 |
| 11/01/09 | 33 | 9,641,003.82 | 3.83% | 6.295 | 359 | 77.96 | 666 |
| **Total** | **818** | **251,744,422.04** | **100.00%** | **6.840** | **359** | **81.08** | **632** |

# SoundView Home Loan Trust 2004-WMC1

# Asset-Backed Certificates, Series 2004-WMC1

## $570,115,000 (Approximate)

**Financial Asset Securities Corp.**
Depositor

**Saxon Mortgage Services, Inc.**
Servicer

**WMC Mortgage Corp.**
Originator

RBS Greenwich Capital

***Preliminary Term Sheet*** ***Date Prepared: December 15, 2004***

# SoundView Home Loan Trust 2004-WMC1
# Asset-Backed Certificate, Series 2004-WMC1
# $570,115,000 (Approximate)

## Publicly Offered Certificates

| Class[1,3] | Principal Amount ($) | WAL (Years) Call/Mat[2] | Payment Window (Mths) Call/Mat[2] | Certificate Type | Final Distribution Date | Expected Rating S&P/Moody's |
|---|---|---|---|---|---|---|
| I-A1 | $202,860,000 | Not Marketed Hereby | | Floating Rate Super Seniors | January 2035 | AAA/Aaa |
| I-A2 | $22,540,000 | 2.60/2.79 | 1-79/1-175 | Floating Rate Senior Mezz | January 2035 | AAA/Aaa |
| II-A1 | $86,000,000 | 1.00/1.00 | 1-20/1-20 | Floating Rate Seq Seniors | February 2012 | AAA/Aaa |
| II-A2 | $134,700,000 | 2.97/2.97 | 20-72/20-72 | Floating Rate Seq Seniors | January 2035 | AAA/Aaa |
| II-A3 | $22,908,000 | 6.53/8.47 | 72-79/72-175 | Floating Rate Seq Seniors | January 2035 | AAA/Aaa |
| M-1 | $18,702,000 | 4.68/5.13 | 40-79/40-145 | Floating Rate Subordinate | January 2035 | AA+/Aa1 |
| M-2 | $18,410,000 | 4.65/5.09 | 39-79/39-139 | Floating Rate Subordinate | January 2035 | AA/Aa2 |
| M-3 | $11,104,000 | 4.64/5.06 | 39-79/39-132 | Floating Rate Subordinate | January 2035 | AA/Aa3 |
| M-4 | $10,520,000 | 4.62/5.02 | 38-79/38-127 | Floating Rate Subordinate | January 2035 | AA-/A1 |
| M-5 | $9,351,000 | 4.62/5.00 | 38-79/38-122 | Floating Rate Subordinate | January 2035 | A+/A2 |
| M-6 | $8,474,000 | 4.62/4.96 | 38-79/38-116 | Floating Rate Subordinate | January 2035 | A/A3 |
| M-7 | $7,305,000 | 4.61/4.91 | 37-79/37-110 | Floating Rate Subordinate | January 2035 | A-/Baa1 |
| M-8 | $6,429,000 | 4.60/4.85 | 37-79/37-103 | Floating Rate Subordinate | January 2035 | BBB+/Baa2 |
| M-9 | $4,968,000 | 4.60/4.79 | 37-79/37-96 | Floating Rate Subordinate | January 2035 | BBB/Baa3 |
| M-10 | $5,844,000 | Not Marketed Hereby | | Floating Rate Subordinate | January 2035 | BBB-/Ba1 |
| **Total** | **$570,115,000** | | | | | |

(1) *The Class I-A1 and Class I-A2 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Class I-A2, Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are priced to the Clean-up Call Date. The margin on the Senior Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

| | |
|---|---|
| *Depositor:* | Financial Asset Securities Corp. |
| *Servicer:* | Saxon Mortgage Services, Inc. |
| *Lead Underwriter:* | Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***"). |
| *Co-Manager:* | Countrywide Securities Corporation. |
| *Trustee:* | Deutsche Bank National Trust Company. |
| *Originator:* | WMC Mortgage Corp. ("***WMC***"). |
| *Certificates:* | The Class I-A1 and Class I-A2 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (together, the "***Subordinate Certificates***"). The Class I-A2, Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are referred to herein as the "***Offered Certificates.***" The Senior Certificates and the Subordinate Certificates are referred to herein as the "***Certificates***". |
| *Federal Tax Status:* | The Offered Certificates will represent ownership of REMIC regular interests for federal tax purposes. |
| *Registration:* | The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System. |
| *Cut-off Date:* | December 1, 2004. |
| *Expected Pricing Date:* | On or about December [16], 2004. |
| *Expected Closing Date:* | On or about December 23, 2004. |
| *Distribution Date:* | The 25th day of each month (or if not a business day, the next succeeding business day) commencing in January 2005. |
| *Accrued Interest:* | The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat). |
| *Interest Accrual Period:* | The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). |
| *ERISA Eligibility:* | The Offered Certificates are expected to be ERISA eligible. |

*SMMEA Eligibility:* None of the Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

*Optional Termination:* The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

*Pricing Prepayment Speed:* The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

*Mortgage Loans:* As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $584,433,814 consisting of primarily first lien and second lien, fixed rate, adjustable rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans.

As of the Cut-off Date, the "***Group I Mortgage Loans***" consisted first lien and second lien, fixed rate, adjustable rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $280,823,408. Approximately 18.58% of the Group I Mortgage Loans have fixed rates, approximately 0.36% of the Group I Mortgage Loans have adjustable rates and approximately 81.06% of the Group I Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Cut-off Date, the "***Group II Mortgage Loans***" consisted primarily of first lien and second lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $303,610,406. Approximately 17.08% of the Group II Mortgage Loans have fixed rates, approximately 0.07% of the Group II Mortgage Loans have adjustable rates and approximately 82.85% of the Group II Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

Greenwich Capital Financial Products will make certain representations and warranties relating to the Mortgage Loans as of the Closing Date, including, but not limited to, the following:

1. All Mortgage Loans were originated in compliance with all applicable laws, including, but not limited to, all applicable anti-predatory lending laws; and
2. No Mortgage Loan is a high cost loan or a covered loan, as applicable (as such terms are defined in Standard & Poor's LEVELS Version 5.6 Glossary Revised, Appendix E).

*Pass-Through Rate:* The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

*Formula Rate:* The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

*Base Rate:* The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.

*Net WAC Rate:* The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

*Maximum Cap:* The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

*Adjusted Net Mortgage Rate:* The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

*Adjusted Net Maximum Mortgage Rate:* The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate

*Net WAC Rate Carryover Amount:* For any Distribution Date the "***Net WAC Rate Carryover Amount***" for any class of Certificates is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount

will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

*Yield Maintenance Agreement:*

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates to the extent necessary on the Distribution Dates occurring from January 2005 to November 2008. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

*Credit Enhancement:*

Consists of the following:

1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

*Excess Cashflow:*

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

*Overcollateralization Amount:*

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over (ii) the aggregate principal balance of the Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 2.45% of the aggregate principal balance of the Mortgage Loans. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

*Required Overcollateralization Target:*

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:

(i) prior to the Stepdown Date, 2.45% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and
(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
    (a) 4.90% of the current principal balance of the Mortgage Loans;
    (b) 0.50% of the the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

*Stepdown Date:*

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in January 2008 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 39.50%.

*Credit Enhancement Percentage:*

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by the aggregate principal balance of the Mortgage Loans.

| | Initial Credit Enhancement Percentage | Target Credit Enhancement Percentage on or After Stepdown Date |
|---|---|---|
| Senior | 19.75% | 39.50% |
| M-1 | 16.55% | 33.10% |
| M-2 | 13.40% | 26.80% |
| M-3 | 11.50% | 23.00% |
| M-4 | 9.70% | 19.40% |
| M-5 | 8.10% | 16.20% |
| M-6 | 6.65% | 13.30% |
| M-7 | 5.40% | 10.80% |
| M-8 | 4.30% | 8.60% |
| M-9 | 3.45% | 6.90% |
| M-10 | 2.45% | 4.90% |

*Trigger Event:*

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [40]% of the current Credit Enhancement Percentage of the Senior Certificates or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

| Distribution Date | Percentage |
|---|---|
| January 2008 – December 2008 | [3.00]% for the first month plus an additional 1/12th of [1.75]% for each month thereafter |
| January 2009 – December 2009 | [4.75]% for the first month plus an additional 1/12th of [1.50]% for each month thereafter |
| January 2010 – December 2010 | [6.25]% for the first month plus an additional 1/12th of [0.75]% for each month thereafter |
| January 2011 and thereafter | [7.00]% |

*Group I Trigger Event:*

A "***Group I Trigger Event***" is in effect on any Distribution Date if, before the Stepdown Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related period (after giving effect to scheduled payments for such Distribution Date) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 3.00%, or if, on or after the Stepdown Date, a Trigger Event is in effect.

*Realized Losses:*

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-10, second to the Class M-9 Certificates, third to the Class M-8 Certificates, fourth to the Class M-7 Certificates, fifth to the Class M-6 Certificates, sixth to the Class M-5 Certificates, seventh to the M-4 Certificates, eight to the Class M-3 Certificates, ninth to the Class M-2 Certificates, tenth to the Class M-1 Certificates and then, in the case of any remaining Realized Losses on the Group I Mortgage Loans, to the Class I-A2 Certificates. Realized Losses will not be allocated to any of the Class A Certificates (except for the Class I-A2 Certificates to the limited extent described above).

*Priority of Distributions:*

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first, to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates and twelfth, monthly interest to the Class M-10 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first, monthly principal to the Senior Certificates, generally from the related loan group, second, monthly principal to the Class M-1 Certificates, third, monthly principal to the Class M-2 Certificates, fourth, monthly principal to the Class M-3 Certificates, fifth, monthly principal to the Class M-4 Certificates, sixth, monthly principal to the Class M-5 Certificates, seventh, monthly principal to the Class M-6 Certificates, eighth, monthly principal to the Class M-7 Certificates, ninth, monthly principal to the M-8 Certificates, tenth, monthly principal to the Class M-9 Certificates, and eleventh, monthly principal to the Class M-10 Certificates.

3) Excess Cashflow as follows: first, as principal to the certificates to build the Overcollateralization Amount in the order of priority described under "Principal Paydown" below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates and then any unpaid applied Realized Loss amount to the Class M-10 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to Class M-8 Certificates, then to Class M-9 Certificates and lastly to the Class M-10 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

*Principal Paydown:*

Principal allocated to the Group I Certificates will be distributed on a *pro rata* basis to the Class I-A1 and Class I-A2 Certificates until the aggregate principal balance thereof has been reduced to zero, *with the exception that,* if a Group I Trigger Event is in effect, principal distribution will be allocated to the Class I-A1 and Class I-A2 Certificates, in that order, until the aggregate principal balance thereof has been reduced to zero.

Principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates in that order until the aggregate principal balance thereof has been reduced to zero.

In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first, to the Class M-1 Certificates, second, to the Class M-2 Certificates, third, to the Class M-3 Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-6 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-9 Certificates and tenth, to the Class M-10 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the certificates will be entitled to receive payments of principal in the following order of priority: first, to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 39.50% credit enhancement, second, to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 33.10% credit enhancement, third, to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 26.80% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 23.00% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 19.40% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 16.20% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 13.30% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 10.80% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 8.60% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 6.90% credit enhancement and eleventh, to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 4.90% credit enhancement (subject, in each case, to any overcollateralization floors).

# COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Yield Maintenance Agreement Schedule

| Period | Effective Notional Amount ($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|
| 1 | 570,115,000 | 6.025375 | 10.00000 |
| 2 | 566,923,648 | 6.413942 | 10.00000 |
| 3 | 563,024,611 | 7.100897 | 10.00000 |
| 4 | 558,421,652 | 6.413419 | 10.00000 |
| 5 | 553,120,926 | 6.626827 | 10.00000 |
| 6 | 547,131,198 | 6.415434 | 10.00000 |
| 7 | 540,464,074 | 6.628767 | 10.00000 |
| 8 | 533,133,321 | 6.414364 | 10.00000 |
| 9 | 525,155,534 | 6.413717 | 10.00000 |
| 10 | 516,549,866 | 6.626759 | 10.00000 |
| 11 | 507,337,981 | 6.412188 | 10.00000 |
| 12 | 497,565,419 | 6.627930 | 10.00000 |
| 13 | 487,395,502 | 6.413531 | 10.00000 |
| 14 | 476,848,630 | 6.413221 | 10.00000 |
| 15 | 465,947,004 | 7.100328 | 10.00000 |
| 16 | 454,714,366 | 6.413471 | 10.00000 |
| 17 | 443,175,893 | 6.627845 | 10.00000 |
| 18 | 431,358,078 | 6.417744 | 10.00000 |
| 19 | 419,288,726 | 6.632903 | 10.00000 |
| 20 | 406,996,463 | 6.420458 | 10.00000 |
| 21 | 394,510,954 | 6.422315 | 10.00000 |
| 22 | 381,862,634 | 6.638670 | 10.00000 |
| 23 | 369,082,548 | 6.430742 | 10.00000 |
| 24 | 356,221,829 | 8.032047 | 10.00000 |
| 25 | 343,850,331 | 7.772652 | 10.00000 |
| 26 | 331,900,030 | 7.772355 | 10.00000 |
| 27 | 320,356,383 | 8.604775 | 10.00000 |
| 28 | 309,205,355 | 7.771754 | 10.00000 |
| 29 | 298,433,398 | 8.032978 | 10.00000 |
| 30 | 288,027,522 | 8.490538 | 10.00000 |
| 31 | 277,996,809 | 8.771273 | 10.00000 |
| 32 | 268,305,815 | 8.486103 | 10.00000 |
| 33 | 258,942,857 | 8.483860 | 10.00000 |
| 34 | 249,896,660 | 8.764321 | 10.00000 |
| 35 | 241,156,339 | 8.501617 | 10.00000 |
| 36 | 232,712,214 | 9.587901 | 10.00000 |
| 37 | 224,571,395 | 9.274007 | 10.00000 |
| 38 | 219,703,229 | 9.269366 | 10.00000 |
| 39 | 212,473,854 | 9.903636 | 10.00000 |
| 40 | 205,487,672 | 9.259985 | 10.00000 |
| 41 | 198,736,362 | 9.573426 | 10.00000 |
| 42 | 192,212,091 | 9.977014 | 10.00000 |
| 43 | 0 | N/A | N/A |
| 44 | 179,834,062 | 9.963071 | 10.00000 |
| 45 | 173,954,181 | 9.956029 | 10.00000 |
| 46 | 0 | N/A | N/A |
| 47 | 162,777,964 | 9.950988 | 10.00000 |
| 48 and thereafter | 0 | N/A | N/A |

# Effective Net WAC Cap Schedule

| Period | Effective Net WAC Cap Schedule (%) [(1)] | Period | Effective Net WAC Cap Schedule (%) [(1)] |
|---|---|---|---|
| 1 | N/A | 41 | 10.00 |
| 2 | 10.00 | 42 | 10.00 |
| 3 | 10.00 | 43 | 10.30 |
| 4 | 10.00 | 44 | 10.00 |
| 5 | 10.00 | 45 | 10.00 |
| 6 | 10.00 | 46 | 10.28 |
| 7 | 10.00 | 47 | 10.00 |
| 8 | 10.00 | 48 | 10.93 |
| 9 | 10.00 | 49 | 10.57 |
| 10 | 10.00 | 50 | 10.56 |
| 11 | 10.00 | 51 | 11.68 |
| 12 | 10.00 | 52 | 10.54 |
| 13 | 10.00 | 53 | 10.89 |
| 14 | 10.00 | 54 | 11.02 |
| 15 | 10.00 | 55 | 11.38 |
| 16 | 10.00 | 56 | 11.00 |
| 17 | 10.00 | 57 | 10.99 |
| 18 | 10.00 | 58 | 11.34 |
| 19 | 10.00 | 59 | 11.04 |
| 20 | 10.00 | 60 | 11.45 |
| 21 | 10.00 | 61 | 11.07 |
| 22 | 10.00 | 62 | 11.06 |
| 23 | 10.00 | 63 | 12.23 |
| 24 | 10.00 | 64 | 11.03 |
| 25 | 10.00 | 65 | 11.41 |
| 26 | 10.00 | 66 | 11.04 |
| 27 | 10.00 | 67 | 11.39 |
| 28 | 10.00 | 68 | 11.01 |
| 29 | 10.00 | 69 | 11.00 |
| 30 | 10.00 | 70 | 11.35 |
| 31 | 10.00 | 71 | 10.99 |
| 32 | 10.00 | 72 | 11.35 |
| 33 | 10.00 | 73 | 10.97 |
| 34 | 10.00 | 74 | 10.95 |
| 35 | 10.00 | 75 | 12.11 |
| 36 | 10.00 | 76 | 10.93 |
| 37 | 10.00 | 77 | 11.29 |
| 38 | 10.00 | 78 | 10.91 |
| 39 | 10.00 | 79 | 11.26 |
| 40 | 10.00 | | |

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

# Breakeven Losses

| Class | M-1 | M-2 | M-3 | M-4 | M-5 |
|---|---|---|---|---|---|
| Rating (S/M) | AA+/Aa1 | AA/Aa2 | AA/Aa3 | AA-/A1 | A+/A2 |
| Loss Severity | 30% | 30% | 30% | 30% | 30% |
| Default | 38.98 CDR | 30.57 CDR | 26.26 CDR | 22.55 CDR | 19.55 CDR |
| Collateral Loss | 20.19% | 17.67% | 16.13% | 14.63% | 13.29% |
| Loss Severity | 40% | 40% | 40% | 40% | 40% |
| Default | 25.86 CDR | 21.01 CDR | 18.37 CDR | 16.02 CDR | 14.06 CDR |
| Collateral Loss | 21.30% | 18.61% | 16.97% | 15.38% | 13.95% |
| Loss Severity | 50% | 50% | 50% | 50% | 50% |
| Default | 19.35 CDR | 16.00 CDR | 14.12 CDR | 12.42 CDR | 10.98 CDR |
| Collateral Loss | 21.99% | 19.21% | 17.50% | 15.86% | 14.38% |

| Class | M-6 | M-7 | M-8 | M-9 |
|---|---|---|---|---|
| Rating (S/M) | A/A3 | A-/Baa1 | BBB+/Baa2 | BBB/Baa3 |
| Loss Severity | 30% | 30% | 30% | 30% |
| Default | 17.02 CDR | 14.91 CDR | 13.15 CDR | 11.82 CDR |
| Collateral Loss | 12.05% | 10.94% | 9.94% | 9.15% |
| Loss Severity | 40% | 40% | 40% | 40% |
| Default | 12.37 CDR | 10.92 CDR | 9.70 CDR | 8.77 CDR |
| Collateral Loss | 12.65% | 11.46% | 10.41% | 9.57% |
| Loss Severity | 50% | 50% | 50% | 50% |
| Default | 9.71 CDR | 8.62 CDR | 7.68 CDR | 6.97 CDR |
| Collateral Loss | 13.02% | 11.80% | 10.70% | 9.84% |

*Assumptions:*

1) Run at the Pricing Speed to Maturity
2) Forward LIBOR
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

# Weighted Average Life Tables

## Class I-A2 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 3.52 | 3.00 | 2.60 | 2.22 | 1.88 |
| MDUR (yr) | 3.23 | 2.79 | 2.44 | 2.10 | 1.79 |
| Payment Window (Months) | 1 - 111 | 1 - 93 | 1 - 79 | 1 - 67 | 1 - 57 |

## Class I-A2 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 3.77 | 3.21 | 2.79 | 2.39 | 2.01 |
| MDUR (yr) | 3.41 | 2.95 | 2.59 | 2.23 | 1.90 |
| Payment Window (Months) | 1 - 233 | 1 - 197 | 1 - 175 | 1 - 154 | 1 - 131 |

## Class II-A1 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 1.23 | 1.10 | 1.00 | 0.91 | 0.82 |
| MDUR (yr) | 1.20 | 1.07 | 0.98 | 0.88 | 0.80 |
| Payment Window (Months) | 1 - 24 | 1 - 22 | 1 - 20 | 1 - 18 | 1 - 16 |

## Class II-A1 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 1.23 | 1.10 | 1.00 | 0.91 | 0.82 |
| MDUR (yr) | 1.20 | 1.07 | 0.98 | 0.88 | 0.80 |
| Payment Window (Months) | 1 - 24 | 1 - 22 | 1 - 20 | 1 - 18 | 1 - 16 |

## Class II-A2 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.04 | 3.43 | 2.97 | 2.50 | 2.08 |
| MDUR (yr) | 3.75 | 3.22 | 2.80 | 2.38 | 2.00 |
| Payment Window (Months) | 24 - 102 | 22 - 85 | 20 - 72 | 18 - 61 | 16 - 36 |

## Class II-A2 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 4.04 | 3.43 | 2.97 | 2.50 | 2.08 |
| MDUR (yr) | 3.75 | 3.22 | 2.80 | 2.38 | 2.00 |
| Payment Window (Months) | 24 - 102 | 22 - 85 | 20 - 72 | 18 - 61 | 16 - 36 |

## Class II-A3 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 9.18 | 7.68 | 6.53 | 5.54 | 4.61 |
| MDUR (yr) | 7.97 | 6.81 | 5.88 | 5.06 | 4.26 |
| Payment Window (Months) | 102 - 111 | 85 - 93 | 72 - 79 | 61 - 67 | 36 - 57 |

## Class II-A3 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 11.75 | 9.89 | 8.47 | 7.22 | 6.01 |
| MDUR (yr) | 9.79 | 8.44 | 7.38 | 6.40 | 5.42 |
| Payment Window (Months) | 102 - 226 | 85 - 189 | 72 - 175 | 61 - 154 | 36 - 130 |

## Class M-1 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.30 | 5.31 | 4.68 | 4.32 | 4.35 |
| MDUR (yr) | 5.62 | 4.81 | 4.29 | 3.99 | 4.02 |
| Payment Window (Months) | 40 - 111 | 38 - 93 | 40 - 79 | 43 - 67 | 48 - 57 |

## Class M-1 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.91 | 5.83 | 5.13 | 4.71 | 4.67 |
| MDUR (yr) | 6.05 | 5.20 | 4.64 | 4.30 | 4.29 |
| Payment Window (Months) | 40 - 195 | 38 - 169 | 40 - 145 | 43 - 125 | 48 - 106 |

## Class M-2 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.30 | 5.30 | 4.65 | 4.22 | 4.08 |
| MDUR (yr) | 5.61 | 4.80 | 4.26 | 3.90 | 3.78 |
| Payment Window (Months) | 40 - 111 | 37 - 93 | 39 - 79 | 41 - 67 | 44 - 57 |

## Class M-2 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.89 | 5.81 | 5.09 | 4.60 | 4.39 |
| MDUR (yr) | 6.03 | 5.17 | 4.60 | 4.21 | 4.04 |
| Payment Window (Months) | 40 - 185 | 37 - 163 | 39 - 139 | 41 - 120 | 44 - 101 |

## Class M-3 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.30 | 5.30 | 4.64 | 4.17 | 3.94 |
| MDUR (yr) | 5.60 | 4.79 | 4.24 | 3.85 | 3.66 |
| Payment Window (Months) | 40 - 111 | 37 - 93 | 39 - 79 | 40 - 67 | 43 - 57 |

## Class M-3 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.89 | 5.78 | 5.06 | 4.53 | 4.24 |
| MDUR (yr) | 6.01 | 5.15 | 4.57 | 4.14 | 3.91 |
| Payment Window (Months) | 40 - 179 | 37 - 155 | 39 - 132 | 40 - 113 | 43 - 96 |

## Class M-4 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.30 | 5.30 | 4.62 | 4.14 | 3.86 |
| MDUR (yr) | 5.54 | 4.75 | 4.20 | 3.80 | 3.56 |
| Payment Window (Months) | 40 - 111 | 37 - 93 | 38 - 79 | 40 - 67 | 41 - 57 |

## Class M-4 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.87 | 5.76 | 5.02 | 4.48 | 4.15 |
| MDUR (yr) | 5.93 | 5.08 | 4.50 | 4.07 | 3.80 |
| Payment Window (Months) | 40 - 178 | 37 - 149 | 38 - 127 | 40 - 109 | 41 - 92 |

## Class M-5 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.30 | 5.30 | 4.62 | 4.11 | 3.81 |
| MDUR (yr) | 5.51 | 4.72 | 4.18 | 3.75 | 3.50 |
| Payment Window (Months) | 40 - 111 | 37 - 93 | 38 - 79 | 39 - 67 | 40 - 57 |

## Class M-5 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.84 | 5.73 | 5.00 | 4.43 | 4.07 |
| MDUR (yr) | 5.88 | 5.04 | 4.46 | 4.01 | 3.72 |
| Payment Window (Months) | 40 - 171 | 37 - 143 | 38 - 122 | 39 - 104 | 40 - 88 |

## Class M-6 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.30 | 5.30 | 4.62 | 4.10 | 3.77 |
| MDUR (yr) | 5.49 | 4.71 | 4.16 | 3.74 | 3.46 |
| Last Prin Pay | 40 - 111 | 37 - 93 | 38 - 79 | 38 - 67 | 39 - 57 |

## Class M-6 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.80 | 5.70 | 4.96 | 4.39 | 4.01 |
| MDUR (yr) | 5.82 | 4.99 | 4.42 | 3.97 | 3.66 |
| Last Prin Pay | 40 - 163 | 37 - 136 | 38 - 116 | 38 - 99 | 39 - 83 |

## Class M-7 Certificates to Clean-up Call Date

| FRM Prepay Speed | 85% PPC | 100% PPC | 115% PPC | 125% PPC | 145% PPC |
|---|---|---|---|---|---|
| ARM Prepay Speed | 70% PPC | 85% PPC | 100% PPC | 120% PPC | 140% PPC |
| WAL (yr) | 6.30 | 5.30 | 4.61 | 4.08 | 3.73 |
| MDUR (yr) | 5.38 | 4.62 | 4.08 | 3.66 | 3.38 |
| Payment Window (Months) | 40 - 111 | 37 - 93 | 37 - 79 | 38 - 67 | 39 - 57 |

## Class M-7 Certificates to Maturity

| FRM Prepay Speed | 85% PPC | 100% PPC | 115% PPC | 125% PPC | 145% PPC |
|---|---|---|---|---|---|
| ARM Prepay Speed | 70% PPC | 85% PPC | 100% PPC | 120% PPC | 140% PPC |
| WAL (yr) | 6.74 | 5.65 | 4.91 | 4.33 | 3.94 |
| MDUR (yr) | 5.66 | 4.87 | 4.31 | 3.86 | 3.55 |
| Payment Window (Months) | 40 - 154 | 37 - 129 | 37 - 110 | 38 - 93 | 39 - 79 |

## Class M-8 Certificates to Clean-up Call Date

| FRM Prepay Speed | 85% PPC | 100% PPC | 115% PPC | 125% PPC | 145% PPC |
|---|---|---|---|---|---|
| ARM Prepay Speed | 70% PPC | 85% PPC | 100% PPC | 120% PPC | 140% PPC |
| WAL (yr) | 6.30 | 5.30 | 4.60 | 4.08 | 3.71 |
| MDUR (yr) | 5.36 | 4.61 | 4.07 | 3.65 | 3.36 |
| Payment Window (Months) | 40 - 111 | 37 - 93 | 37 - 79 | 38 - 67 | 38 - 57 |

## Class M-8 Certificates to Maturity

| FRM Prepay Speed | 85% PPC | 100% PPC | 115% PPC | 125% PPC | 145% PPC |
|---|---|---|---|---|---|
| ARM Prepay Speed | 70% PPC | 85% PPC | 100% PPC | 120% PPC | 140% PPC |
| WAL (yr) | 6.67 | 5.59 | 4.85 | 4.29 | 3.88 |
| MDUR (yr) | 5.59 | 4.81 | 4.25 | 3.82 | 3.49 |
| Payment Window (Months) | 40 - 145 | 37 - 121 | 37 - 103 | 38 - 88 | 38 - 74 |

## Class M-9 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.30 | 5.30 | 4.60 | 4.06 | 3.69 |
| MDUR (yr) | 5.12 | 4.43 | 3.93 | 3.53 | 3.25 |
| Payment Window (Months) | 40 - 111 | 37 - 93 | 37 - 79 | 37 - 67 | 38 - 57 |

## Class M-9 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.57 | 5.51 | 4.79 | 4.22 | 3.81 |
| MDUR (yr) | 5.28 | 4.57 | 4.06 | 3.64 | 3.34 |
| Payment Window (Months) | 40 - 135 | 37 - 113 | 37 - 96 | 37 - 81 | 38 - 69 |

**Excess Spread**

| Period | FWD 1 Month LIBOR (%) | FWD 6 Month LIBOR (%) | Excess Spread Under STATIC LIBOR (%)(1,2,3) | Excess Spread Under FORWARD LIBOR (%) (1,2) | Period | FWD 1 Month LIBOR (%) | FWD 6 Month LIBOR (%) | Excess Spread Under STATIC LIBOR (%)(1,2,3) | Excess Spread Under FORWARD LIBOR (%) (1,2) |
|---|---|---|---|---|---|---|---|---|---|
| 1 | 2.3900 | 2.6580 | 3.60 | 3.60 | 41 | 4.2690 | 4.3780 | 5.30 | 4.66 |
| 2 | 2.4450 | 2.7600 | 3.78 | 3.73 | 42 | 4.2960 | 4.4070 | 5.20 | 4.63 |
| 3 | 2.5600 | 2.8620 | 4.06 | 3.90 | 43 | 4.3240 | 4.4360 | 5.30 | 4.76 |
| 4 | 2.7030 | 2.9550 | 3.78 | 3.47 | 44 | 4.3520 | 4.4660 | 5.20 | 4.57 |
| 5 | 2.8330 | 3.0350 | 3.87 | 3.44 | 45 | 4.3800 | 4.4970 | 5.20 | 4.53 |
| 6 | 2.9310 | 3.1020 | 3.78 | 3.24 | 46 | 4.4090 | 4.5280 | 5.29 | 4.66 |
| 7 | 2.9910 | 3.1610 | 3.87 | 3.29 | 47 | 4.4380 | 4.5580 | 5.20 | 4.47 |
| 8 | 3.0500 | 3.2210 | 3.78 | 3.11 | 48 | 4.4680 | 4.5890 | 5.29 | 4.73 |
| 9 | 3.1140 | 3.2800 | 3.77 | 3.05 | 49 | 4.5000 | 4.6180 | 5.19 | 4.53 |
| 10 | 3.1760 | 3.3360 | 3.86 | 3.10 | 50 | 4.5320 | 4.6450 | 5.19 | 4.49 |
| 11 | 3.2270 | 3.3890 | 3.77 | 2.93 | 51 | 4.5620 | 4.6700 | 5.48 | 4.95 |
| 12 | 3.2840 | 3.4400 | 3.86 | 2.99 | 52 | 4.5900 | 4.6930 | 5.19 | 4.42 |
| 13 | 3.3460 | 3.4870 | 3.76 | 2.80 | 53 | 4.6160 | 4.7130 | 5.28 | 4.56 |
| 14 | 3.3960 | 3.5300 | 3.76 | 2.75 | 54 | 4.6400 | 4.7300 | 5.19 | 4.46 |
| 15 | 3.4450 | 3.5720 | 4.03 | 3.08 | 55 | 4.6610 | 4.7440 | 5.28 | 4.60 |
| 16 | 3.4900 | 3.6090 | 3.75 | 2.65 | 56 | 4.6790 | 4.7580 | 5.18 | 4.41 |
| 17 | 3.5280 | 3.6390 | 3.84 | 2.74 | 57 | 4.6950 | 4.7730 | 5.18 | 4.39 |
| 18 | 3.5640 | 3.6630 | 3.74 | 2.58 | 58 | 4.7080 | 4.7910 | 5.27 | 4.54 |
| 19 | 3.6030 | 3.6840 | 3.83 | 2.66 | 59 | 4.7180 | 4.8110 | 5.22 | 4.42 |
| 20 | 3.6400 | 3.7070 | 3.73 | 2.50 | 60 | 4.7250 | 4.8330 | 5.34 | 4.69 |
| 21 | 3.6650 | 3.7300 | 3.73 | 2.47 | 61 | 4.7410 | 4.8590 | 5.24 | 4.50 |
| 22 | 3.6700 | 3.7570 | 3.82 | 2.60 | 62 | 4.7700 | 4.8860 | 5.24 | 4.46 |
| 23 | 3.6670 | 3.7890 | 3.73 | 2.47 | 63 | 4.7970 | 4.9130 | 5.52 | 4.94 |
| 24 | 3.6910 | 3.8290 | 5.06 | 3.96 | 64 | 4.8240 | 4.9390 | 5.23 | 4.39 |
| 25 | 3.7350 | 3.8710 | 4.96 | 3.77 | 65 | 4.8510 | 4.9630 | 5.33 | 4.54 |
| 26 | 3.7780 | 3.9120 | 4.96 | 3.73 | 66 | 4.8760 | 4.9880 | 5.23 | 4.45 |
| 27 | 3.8210 | 3.9520 | 5.24 | 4.10 | 67 | 4.9010 | 5.0110 | 5.32 | 4.59 |
| 28 | 3.8620 | 3.9900 | 4.95 | 3.64 | 68 | 4.9250 | 5.0330 | 5.22 | 4.38 |
| 29 | 3.9020 | 4.0270 | 5.04 | 3.74 | 69 | 4.9490 | 5.0550 | 5.22 | 4.35 |
| 30 | 3.9410 | 4.0620 | 5.15 | 4.22 | 70 | 4.9710 | 5.0750 | 5.31 | 4.50 |
| 31 | 3.9780 | 4.0940 | 5.24 | 4.33 | 71 | 4.9930 | 5.0950 | 5.22 | 4.30 |
| 32 | 4.0130 | 4.1250 | 5.14 | 4.14 | 72 | 5.0130 | 5.1130 | 5.31 | 4.54 |
| 33 | 4.0470 | 4.1540 | 5.13 | 4.10 | 73 | 5.0330 | 5.1310 | 5.21 | 4.33 |
| 34 | 4.0780 | 4.1830 | 5.22 | 4.22 | 74 | 5.0510 | 5.1470 | 5.21 | 4.30 |
| 35 | 4.1070 | 4.2110 | 5.13 | 4.05 | 75 | 5.0690 | 5.1620 | 5.50 | 4.82 |
| 36 | 4.1330 | 4.2380 | 5.28 | 4.80 | 76 | 5.0850 | 5.1760 | 5.21 | 4.25 |
| 37 | 4.1590 | 4.2660 | 5.17 | 4.62 | 77 | 5.1010 | 5.1880 | 5.30 | 4.41 |
| 38 | 4.1870 | 4.2940 | 5.18 | 4.57 | 78 | 5.1150 | 5.2000 | 5.20 | 4.27 |
| 39 | 4.2140 | 4.3220 | 5.38 | 4.86 | 79 | 5.1280 | 5.2100 | 5.30 | 4.43 |
| 40 | 4.2410 | 4.3500 | 5.20 | 4.53 | | | | | |

(1) Assumes the Pricing Prepayment Speed to the Optional Termination.

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Certificates divided by (b) collateral balance as of the beginning period.

(3) Assumes 1mLIBOR stays at 2.39% and 6mLIBOR stays at 2.658%.

# Mortgage Loans
# As of the Cut-off Date

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $584,433,814 | $14,316 | $837,818 |
| Average Scheduled Principal Balance | $196,779 | | |
| Number of Mortgage Loans | 2,970 | | |
| | | | |
| Weighted Average Gross Coupon | 7.138% | 4.251% | 12.875% |
| Weighted Average Credit Score | 636 | 500 | 804 |
| Weighted Average Combined Original LTV | 81.76% | 17.86% | 100.00% |
| | | | |
| Weighted Average Original Term | 345 months | 120 months | 360 months |
| Weighted Average Stated Remaining Term | 343 months | 114 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 7 months |
| | | | |
| Weighted Average Gross Margin | 6.194% | 4.250% | 9.876% |
| Weighted Average Minimum Interest Rate | 6.875% | 2.750% | 10.990% |
| Weighted Average Maximum Interest Rate | 13.375% | 10.490% | 17.490% |
| Weighted Average Initial Rate Cap | 1.975% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.009% | 1.000% | 2.000% |
| Weighted Average Months to Roll | 25 months | 3 months | 59 months |
| | | | |
| Maturity Date | | Jun 1, 2014 | Dec 1, 2034 |
| Maximum Zip Code Concentration | 0.76% | 91335 | |
| | | | |
| ARM | 82.20% | | |
| Fixed Rate | 17.80% | | |
| | | | |
| Interest Only | 18.00% | | |
| Not Interest Only | 82.00% | | |
| | | | |
| First Lien | 92.53% | | |
| Second Lien | 7.47% | | |

| Current Principal Balance ($) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 296 | 10,515,276.50 | 1.80% | 10.023 | 209 | 95.11 | 665 |
| 50,000.01 - 100,000.00 | 622 | 45,951,201.31 | 7.86% | 8.806 | 266 | 89.24 | 648 |
| 100,000.01 - 150,000.00 | 504 | 63,250,551.48 | 10.82% | 7.672 | 325 | 82.05 | 629 |
| 150,000.01 - 200,000.00 | 367 | 64,514,873.51 | 11.04% | 7.170 | 349 | 79.99 | 629 |
| 200,000.01 - 250,000.00 | 307 | 69,154,890.30 | 11.83% | 6.936 | 357 | 79.15 | 627 |
| 250,000.01 - 300,000.00 | 248 | 68,336,272.70 | 11.69% | 6.724 | 355 | 80.61 | 641 |
| 300,000.01 - 350,000.00 | 202 | 65,727,661.86 | 11.25% | 6.775 | 359 | 80.80 | 631 |
| 350,000.01 - 400,000.00 | 145 | 54,585,749.67 | 9.34% | 6.799 | 359 | 81.85 | 642 |
| 400,000.01 - 450,000.00 | 89 | 37,974,157.78 | 6.50% | 6.718 | 359 | 82.65 | 634 |
| 450,000.01 - 500,000.00 | 70 | 33,438,331.07 | 5.72% | 6.771 | 359 | 80.76 | 642 |
| 500,000.01 - 550,000.00 | 47 | 24,820,296.33 | 4.25% | 6.733 | 359 | 81.41 | 636 |
| 550,000.01 - 600,000.00 | 35 | 20,211,172.72 | 3.46% | 6.684 | 359 | 81.36 | 648 |
| 600,000.01 - 650,000.00 | 14 | 8,792,027.78 | 1.50% | 6.560 | 359 | 81.38 | 644 |
| 650,000.01 - 700,000.00 | 13 | 8,698,622.73 | 1.49% | 6.888 | 359 | 79.63 | 638 |
| 700,000.01 - 750,000.00 | 4 | 2,856,326.67 | 0.49% | 6.867 | 359 | 80.38 | 646 |
| 750,000.01 - 800,000.00 | 4 | 3,112,083.28 | 0.53% | 6.822 | 358 | 74.70 | 650 |
| 800,000.01 - 850,000.00 | 3 | 2,494,318.11 | 0.43% | 6.415 | 358 | 79.40 | 651 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Current Gross Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 239,337.63 | 0.04% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 7 | 1,775,481.96 | 0.30% | 4.990 | 359 | 76.81 | 685 |
| 5.000 - 5.499 | 42 | 12,739,444.90 | 2.18% | 5.295 | 359 | 78.04 | 668 |
| 5.500 - 5.999 | 249 | 66,262,195.22 | 11.34% | 5.874 | 356 | 79.47 | 654 |
| 6.000 - 6.499 | 363 | 96,853,302.54 | 16.57% | 6.264 | 357 | 79.20 | 652 |
| 6.500 - 6.999 | 648 | 170,518,190.52 | 29.18% | 6.756 | 357 | 80.17 | 641 |
| 7.000 - 7.499 | 302 | 65,871,892.04 | 11.27% | 7.222 | 356 | 80.78 | 630 |
| 7.500 - 7.999 | 347 | 74,027,149.32 | 12.67% | 7.736 | 356 | 81.27 | 606 |
| 8.000 - 8.499 | 135 | 19,711,346.87 | 3.37% | 8.259 | 343 | 84.02 | 597 |
| 8.500 - 8.999 | 242 | 29,957,063.94 | 5.13% | 8.705 | 315 | 87.89 | 605 |
| 9.000 - 9.499 | 75 | 9,016,484.90 | 1.54% | 9.216 | 320 | 85.79 | 581 |
| 9.500 - 9.999 | 236 | 16,726,889.28 | 2.86% | 9.794 | 214 | 94.94 | 653 |
| 10.000 -10.499 | 37 | 2,788,296.90 | 0.48% | 10.217 | 223 | 95.28 | 644 |
| 10.500 -10.999 | 201 | 13,685,183.40 | 2.34% | 10.756 | 181 | 98.83 | 673 |
| 11.000 -11.499 | 10 | 404,564.29 | 0.07% | 11.304 | 217 | 94.79 | 649 |
| 11.500 -11.999 | 33 | 2,082,963.75 | 0.36% | 11.859 | 179 | 99.08 | 671 |
| 12.000 -12.499 | 12 | 356,851.93 | 0.06% | 12.173 | 186 | 98.57 | 691 |
| 12.500 -12.999 | 30 | 1,417,174.41 | 0.24% | 12.779 | 181 | 99.44 | 671 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Credit Score | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 109 | 20,799,870.39 | 3.56% | 7.970 | 359 | 75.60 | 513 |
| 525-549 | 155 | 29,458,669.43 | 5.04% | 8.067 | 358 | 76.54 | 536 |
| 550-574 | 201 | 43,515,136.14 | 7.45% | 7.402 | 357 | 81.80 | 562 |
| 575-599 | 253 | 53,040,186.92 | 9.08% | 6.998 | 356 | 79.36 | 588 |
| 600-624 | 364 | 87,511,521.64 | 14.97% | 6.805 | 357 | 80.58 | 613 |
| 625-649 | 505 | 99,227,493.89 | 16.98% | 7.059 | 344 | 81.37 | 637 |
| 650-674 | 606 | 108,728,330.69 | 18.60% | 7.111 | 333 | 83.63 | 661 |
| 675-699 | 351 | 66,993,127.94 | 11.46% | 7.132 | 330 | 83.95 | 685 |
| 700+ | 426 | 75,159,476.76 | 12.86% | 7.025 | 327 | 84.41 | 733 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Combined Original LTV (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 56 | 8,401,109.80 | 1.44% | 6.877 | 346 | 40.58 | 602 |
| 50.00- 54.99 | 24 | 5,371,664.12 | 0.92% | 6.905 | 351 | 52.65 | 618 |
| 55.00- 59.99 | 39 | 7,911,239.07 | 1.35% | 6.905 | 355 | 58.07 | 591 |
| 60.00- 64.99 | 57 | 12,204,695.53 | 2.09% | 6.980 | 354 | 62.35 | 606 |
| 65.00- 69.99 | 69 | 14,935,888.09 | 2.56% | 7.029 | 357 | 67.46 | 589 |
| 70.00- 74.99 | 135 | 29,480,368.36 | 5.04% | 7.026 | 352 | 71.72 | 599 |
| 75.00- 79.99 | 197 | 46,556,844.60 | 7.97% | 6.970 | 354 | 76.98 | 619 |
| 80.00 | 1,019 | 249,883,675.47 | 42.76% | 6.652 | 358 | 80.00 | 654 |
| 80.01- 84.99 | 57 | 13,691,952.49 | 2.34% | 6.932 | 358 | 83.51 | 610 |
| 85.00- 89.99 | 234 | 57,755,258.42 | 9.88% | 7.155 | 355 | 86.37 | 610 |
| 90.00- 94.99 | 269 | 58,363,357.43 | 9.99% | 7.283 | 354 | 90.82 | 627 |
| 95.00- 99.99 | 192 | 36,060,890.93 | 6.17% | 7.644 | 342 | 95.09 | 630 |
| 100.00 | 622 | 43,816,869.49 | 7.50% | 9.798 | 199 | 100.00 | 684 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 120 | 4 | 256,223.24 | 0.04% | 7.725 | 118 | 74.07 | 597 |
| 180 | 706 | 48,777,939.18 | 8.35% | 9.759 | 179 | 96.41 | 680 |
| 240 | 3 | 430,437.36 | 0.07% | 7.342 | 239 | 78.58 | 645 |
| 360 | 2,257 | 534,969,214.02 | 91.54% | 6.898 | 359 | 80.43 | 632 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Stated Remaining Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 61-120 | 4 | 256,223.24 | 0.04% | 7.725 | 118 | 74.07 | 597 |
| 121-180 | 706 | 48,777,939.18 | 8.35% | 9.759 | 179 | 96.41 | 680 |
| 181-240 | 3 | 430,437.36 | 0.07% | 7.342 | 239 | 78.58 | 645 |
| 301-360 | 2,257 | 534,969,214.02 | 91.54% | 6.898 | 359 | 80.43 | 632 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Debt Ratio (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 108 | 15,998,810.09 | 2.74% | 7.000 | 345 | 78.69 | 635 |
| 20.01 -25.00 | 94 | 14,414,536.35 | 2.47% | 7.342 | 338 | 83.71 | 630 |
| 25.01 -30.00 | 241 | 43,599,431.21 | 7.46% | 7.083 | 346 | 79.48 | 639 |
| 30.01 -35.00 | 374 | 70,368,728.91 | 12.04% | 7.124 | 344 | 80.82 | 635 |
| 35.01 -40.00 | 496 | 96,655,168.72 | 16.54% | 7.198 | 343 | 81.11 | 637 |
| 40.01 -45.00 | 748 | 154,396,595.38 | 26.42% | 7.098 | 343 | 82.00 | 639 |
| 45.01 -50.00 | 683 | 139,318,451.25 | 23.84% | 7.216 | 343 | 82.59 | 636 |
| 50.01 -55.00 | 201 | 43,489,359.15 | 7.44% | 7.005 | 347 | 83.71 | 627 |
| 55.01 -60.00 | 25 | 6,192,732.74 | 1.06% | 6.799 | 354 | 83.49 | 625 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 1,977 | 480,392,189.61 | 82.20% | 6.881 | 359 | 80.65 | 632 |
| Fixed Rate | 993 | 104,041,624.19 | 17.80% | 8.325 | 273 | 86.87 | 657 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 1,495 | 343,306,598.76 | 58.74% | 7.009 | 359 | 80.51 | 622 |
| 2/28 6 MO LIBOR IO | 306 | 95,614,114.88 | 16.36% | 6.549 | 359 | 81.81 | 661 |
| 3/27 6 MO LIBOR | 97 | 20,578,837.61 | 3.52% | 6.616 | 359 | 80.42 | 634 |
| 5/25 6 MO LIBOR | 43 | 10,070,982.44 | 1.72% | 6.587 | 358 | 75.68 | 655 |
| 5/25 6 MO LIBOR IO | 31 | 9,584,583.51 | 1.64% | 6.434 | 359 | 78.80 | 669 |
| 6 MO LIBOR | 5 | 1,237,072.41 | 0.21% | 7.277 | 359 | 88.70 | 591 |
| Fixed Rate | 347 | 61,324,483.01 | 10.49% | 7.106 | 339 | 78.27 | 638 |
| Fixed Rate Balloon | 646 | 42,717,141.18 | 7.31% | 10.074 | 179 | 99.22 | 684 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 337 | 105,198,698.39 | 18.00% | 6.538 | 359 | 81.53 | 662 |
| Not Interest Only | 2,633 | 479,235,115.41 | 82.00% | 7.270 | 340 | 81.81 | 631 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Prepayment Penalty Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 839 | 153,303,784.00 | 26.23% | 7.428 | 340 | 83.43 | 640 |
| Prepay Penalty: 12 months | 89 | 22,608,886.14 | 3.87% | 6.965 | 345 | 82.79 | 651 |
| Prepay Penalty: 24 months | 1,551 | 333,355,450.51 | 57.04% | 6.976 | 349 | 81.18 | 631 |
| Prepay Penalty: 36 months | 490 | 75,053,759.61 | 12.84% | 7.317 | 324 | 80.60 | 647 |
| Prepay Penalty: 60 months | 1 | 111,933.54 | 0.02% | 8.600 | 359 | 80.00 | 558 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 2,307 | 540,796,203.76 | 92.53% | 6.900 | 357 | 80.35 | 633 |
| Second Lien | 663 | 43,637,610.04 | 7.47% | 10.092 | 179 | 99.21 | 684 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 1,341 | 241,043,313.82 | 41.24% | 7.040 | 347 | 82.29 | 618 |
| Full/Alternative Documentation | 63 | 17,874,635.13 | 3.06% | 6.835 | 350 | 84.16 | 618 |
| Limited Documentation | 195 | 45,318,148.63 | 7.75% | 6.984 | 341 | 81.13 | 627 |
| Lite Documentation | 114 | 27,911,112.01 | 4.78% | 7.040 | 343 | 83.70 | 638 |
| No Income / No Asset | 1 | 48,723.32 | 0.01% | 8.990 | 179 | 95.00 | 670 |
| Stated Documentation | 409 | 101,428,530.99 | 17.36% | 7.101 | 355 | 76.80 | 630 |
| Streamline Documentation | 847 | 150,809,349.90 | 25.80% | 7.418 | 330 | 83.78 | 675 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 985 | 211,490,953.63 | 36.19% | 7.049 | 352 | 79.71 | 616 |
| Purchase | 1,567 | 282,904,822.29 | 48.41% | 7.225 | 335 | 83.92 | 660 |
| Rate/Term Refinance | 418 | 90,038,037.88 | 15.41% | 7.072 | 352 | 79.77 | 611 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 8 | 2,064,017.16 | 0.35% | 7.121 | 325 | 72.86 | 660 |
| Condominium | 290 | 50,971,480.58 | 8.72% | 7.085 | 341 | 81.80 | 647 |
| Duplex | 136 | 30,539,104.64 | 5.23% | 7.239 | 339 | 82.28 | 650 |
| Manufactured Housing | 27 | 2,477,210.49 | 0.42% | 7.340 | 331 | 75.79 | 632 |
| PUD | 310 | 59,525,538.03 | 10.19% | 7.221 | 343 | 82.47 | 640 |
| Single Family | 2,166 | 431,229,123.00 | 73.79% | 7.129 | 344 | 81.75 | 633 |
| Triplex | 33 | 7,627,339.90 | 1.31% | 6.886 | 349 | 78.94 | 666 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 134 | 23,608,813.28 | 4.04% | 7.302 | 351 | 80.78 | 659 |
| Primary | 2,744 | 545,390,756.68 | 93.32% | 7.128 | 343 | 81.80 | 634 |
| Second Home | 92 | 15,434,243.84 | 2.64% | 7.223 | 343 | 81.97 | 674 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Alabama | 2 | 191,599.05 | 0.03% | 7.203 | 308 | 82.66 | 651 |
| Arizona | 73 | 8,750,860.43 | 1.50% | 7.384 | 339 | 82.50 | 647 |
| Arkansas | 5 | 359,233.79 | 0.06% | 7.583 | 294 | 83.66 | 611 |
| California | 1,378 | 334,221,374.85 | 57.19% | 6.988 | 342 | 80.92 | 641 |
| Colorado | 48 | 6,858,566.65 | 1.17% | 7.214 | 346 | 84.40 | 634 |
| Connecticut | 38 | 7,322,189.47 | 1.25% | 6.920 | 344 | 81.01 | 620 |
| Delaware | 1 | 283,316.43 | 0.05% | 8.175 | 359 | 90.00 | 602 |
| District of Columbia | 17 | 3,769,516.15 | 0.64% | 7.127 | 348 | 76.90 | 633 |
| Florida | 149 | 24,249,347.04 | 4.15% | 7.443 | 344 | 83.54 | 638 |
| Georgia | 31 | 3,637,671.45 | 0.62% | 7.635 | 344 | 83.15 | 625 |
| Idaho | 14 | 2,091,051.99 | 0.36% | 7.612 | 357 | 82.55 | 621 |
| Illinois | 107 | 17,227,537.07 | 2.95% | 7.535 | 346 | 82.37 | 631 |
| Indiana | 16 | 1,384,549.98 | 0.24% | 8.740 | 345 | 84.41 | 582 |
| Kansas | 6 | 665,725.77 | 0.11% | 7.867 | 339 | 86.64 | 597 |
| Kentucky | 3 | 397,121.91 | 0.07% | 7.566 | 359 | 88.67 | 602 |
| Louisiana | 40 | 3,725,206.02 | 0.64% | 8.122 | 354 | 86.50 | 598 |
| Maine | 3 | 289,074.05 | 0.05% | 7.679 | 359 | 71.07 | 587 |
| Maryland | 112 | 18,065,845.21 | 3.09% | 7.182 | 342 | 83.58 | 629 |
| Massachusetts | 28 | 5,330,348.80 | 0.91% | 7.162 | 348 | 80.21 | 613 |
| Michigan | 21 | 3,218,797.19 | 0.55% | 7.455 | 338 | 84.22 | 604 |
| Minnesota | 12 | 2,987,544.83 | 0.51% | 6.977 | 358 | 87.11 | 616 |
| Mississippi | 20 | 1,549,709.23 | 0.27% | 7.982 | 355 | 85.33 | 607 |
| Missouri | 22 | 1,885,508.46 | 0.32% | 7.921 | 344 | 84.11 | 619 |
| Montana | 6 | 657,712.85 | 0.11% | 6.928 | 349 | 83.61 | 626 |
| Nebraska | 1 | 46,509.73 | 0.01% | 10.125 | 358 | 95.00 | 553 |
| Nevada | 67 | 13,124,113.39 | 2.25% | 7.212 | 349 | 82.10 | 642 |
| New Hampshire | 6 | 1,688,289.75 | 0.29% | 6.628 | 358 | 86.55 | 656 |
| New Jersey | 80 | 15,073,289.71 | 2.58% | 7.194 | 348 | 82.31 | 629 |
| New Mexico | 7 | 1,061,587.46 | 0.18% | 7.534 | 359 | 80.61 | 564 |
| New York | 128 | 35,096,202.28 | 6.01% | 7.163 | 348 | 82.73 | 631 |
| North Carolina | 32 | 3,529,503.23 | 0.60% | 7.732 | 350 | 82.16 | 601 |
| Ohio | 18 | 1,617,050.97 | 0.28% | 7.533 | 333 | 86.67 | 619 |
| Oklahoma | 11 | 922,095.00 | 0.16% | 8.010 | 346 | 85.09 | 593 |
| Oregon | 20 | 2,536,042.54 | 0.43% | 6.629 | 344 | 80.98 | 646 |
| Pennsylvania | 53 | 7,748,591.38 | 1.33% | 7.797 | 345 | 83.80 | 599 |
| Rhode Island | 12 | 1,923,319.31 | 0.33% | 7.401 | 341 | 82.57 | 648 |
| South Carolina | 10 | 894,625.31 | 0.15% | 7.480 | 350 | 89.07 | 624 |
| Tennessee | 28 | 2,619,438.11 | 0.45% | 7.948 | 344 | 86.49 | 613 |
| Texas | 166 | 20,251,804.18 | 3.47% | 7.417 | 340 | 81.94 | 635 |
| Utah | 15 | 1,673,787.34 | 0.29% | 7.290 | 334 | 82.01 | 649 |
| Vermont | 3 | 459,371.23 | 0.08% | 6.836 | 358 | 72.48 | 608 |
| Virginia | 100 | 16,406,473.39 | 2.81% | 7.196 | 339 | 82.87 | 642 |
| Washington | 44 | 6,497,776.05 | 1.11% | 7.180 | 332 | 83.35 | 651 |
| West Virginia | 1 | 213,459.60 | 0.04% | 8.350 | 356 | 84.92 | 607 |
| Wisconsin | 15 | 1,711,298.24 | 0.29% | 7.399 | 352 | 82.66 | 592 |
| Wyoming | 1 | 219,776.93 | 0.04% | 9.375 | 358 | 80.00 | 516 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **7.138** | **343** | **81.76** | **636** |

| Gross Margin (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 4 | 837,162.99 | 0.17% | 5.720 | 359 | 60.66 | 601 |
| 4.500 - 4.999 | 100 | 28,400,858.20 | 5.91% | 6.243 | 359 | 79.02 | 648 |
| 5.000 - 5.499 | 241 | 62,926,995.36 | 13.10% | 6.283 | 359 | 79.38 | 648 |
| 5.500 - 5.999 | 439 | 112,290,783.93 | 23.37% | 6.514 | 359 | 79.91 | 640 |
| 6.000 - 6.499 | 440 | 114,234,735.64 | 23.78% | 6.839 | 359 | 79.83 | 632 |
| 6.500 - 6.999 | 320 | 76,999,958.54 | 16.03% | 7.198 | 359 | 81.76 | 628 |
| 7.000 - 7.499 | 211 | 45,266,857.53 | 9.42% | 7.567 | 359 | 83.92 | 612 |
| 7.500 - 7.999 | 124 | 23,677,637.37 | 4.93% | 7.881 | 359 | 82.64 | 608 |
| 8.000 - 8.499 | 85 | 14,172,792.76 | 2.95% | 8.315 | 359 | 83.69 | 596 |
| 8.500 - 8.999 | 7 | 766,070.58 | 0.16% | 8.956 | 358 | 83.34 | 585 |
| 9.000 - 9.499 | 3 | 333,783.18 | 0.07% | 9.334 | 356 | 83.59 | 562 |
| 9.500 - 9.999 | 3 | 484,553.53 | 0.10% | 8.473 | 358 | 69.76 | 533 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Minimum Interest Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2.500 - 2.999 | 1 | 174,159.67 | 0.04% | 9.250 | 359 | 85.00 | 508 |
| 4.000 - 4.499 | 1 | 239,337.63 | 0.05% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 7 | 1,775,481.96 | 0.37% | 4.990 | 359 | 76.81 | 685 |
| 5.000 - 5.499 | 40 | 12,216,528.25 | 2.54% | 5.298 | 359 | 78.04 | 665 |
| 5.500 - 5.999 | 232 | 63,049,940.42 | 13.12% | 5.872 | 359 | 79.83 | 652 |
| 6.000 - 6.499 | 323 | 86,972,440.37 | 18.10% | 6.271 | 359 | 79.37 | 651 |
| 6.500 - 6.999 | 546 | 149,308,366.67 | 31.08% | 6.760 | 359 | 80.64 | 641 |
| 7.000 - 7.499 | 251 | 56,387,341.14 | 11.74% | 7.228 | 359 | 81.17 | 631 |
| 7.500 - 7.999 | 286 | 64,389,965.12 | 13.40% | 7.739 | 359 | 81.49 | 603 |
| 8.000 - 8.499 | 100 | 16,647,297.92 | 3.47% | 8.265 | 359 | 83.36 | 586 |
| 8.500 - 8.999 | 120 | 19,754,954.67 | 4.11% | 8.686 | 359 | 84.39 | 569 |
| 9.000 - 9.499 | 40 | 6,130,630.69 | 1.28% | 9.221 | 358 | 81.83 | 549 |
| 9.500 - 9.999 | 23 | 2,670,950.58 | 0.56% | 9.662 | 358 | 77.82 | 535 |
| 10.000 -10.499 | 5 | 513,367.77 | 0.11% | 10.204 | 358 | 80.58 | 529 |
| 10.500 -10.999 | 2 | 161,426.75 | 0.03% | 10.903 | 359 | 89.06 | 526 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Maximum Interest Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 10.000 -10.499 | 1 | 499,128.55 | 0.10% | 7.490 | 359 | 90.00 | 625 |
| 10.500 -10.999 | 1 | 239,337.63 | 0.05% | 4.251 | 358 | 80.00 | 625 |
| 11.000 -11.499 | 7 | 1,775,481.96 | 0.37% | 4.990 | 359 | 76.81 | 685 |
| 11.500 -11.999 | 40 | 12,143,768.30 | 2.53% | 5.313 | 359 | 77.27 | 666 |
| 12.000 -12.499 | 234 | 63,827,176.71 | 13.29% | 5.874 | 359 | 79.92 | 652 |
| 12.500 -12.999 | 323 | 86,229,229.87 | 17.95% | 6.262 | 359 | 79.48 | 651 |
| 13.000 -13.499 | 541 | 147,993,652.11 | 30.81% | 6.760 | 359 | 80.63 | 641 |
| 13.500 -13.999 | 256 | 56,850,033.63 | 11.83% | 7.222 | 359 | 81.01 | 631 |
| 14.000 -14.499 | 286 | 64,834,085.38 | 13.50% | 7.746 | 359 | 81.36 | 604 |
| 14.500 -14.999 | 97 | 16,622,673.61 | 3.46% | 8.232 | 359 | 83.62 | 587 |
| 15.000 -15.499 | 116 | 19,388,137.79 | 4.04% | 8.684 | 359 | 84.50 | 568 |
| 15.500 -15.999 | 45 | 6,695,114.20 | 1.39% | 9.211 | 358 | 82.11 | 550 |
| 16.000 -16.499 | 23 | 2,619,575.35 | 0.55% | 9.680 | 358 | 77.74 | 537 |
| 16.500 -16.999 | 4 | 432,538.68 | 0.09% | 10.186 | 359 | 78.81 | 531 |
| 17.000 -17.499 | 3 | 242,255.84 | 0.05% | 10.702 | 358 | 89.37 | 523 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Initial Periodic Rate Cap (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 25 | 5,622,722.13 | 1.17% | 7.579 | 359 | 82.78 | 599 |
| 1.500 | 1,436 | 331,086,442.23 | 68.92% | 6.986 | 359 | 80.39 | 623 |
| 1.900 | 1 | 401,148.05 | 0.08% | 8.875 | 358 | 80.00 | 637 |
| 2.000 | 11 | 2,220,154.17 | 0.46% | 7.018 | 358 | 83.28 | 624 |
| 3.000 | 473 | 131,890,921.61 | 27.45% | 6.617 | 359 | 81.43 | 654 |
| 5.000 | 31 | 9,170,801.42 | 1.91% | 6.332 | 359 | 77.05 | 662 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Subsequent Periodic Rate Cap (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 1,945 | 474,005,602.34 | 98.67% | 6.874 | 359 | 80.63 | 632 |
| 1.500 | 22 | 4,264,100.98 | 0.89% | 7.591 | 358 | 81.26 | 616 |
| 2.000 | 10 | 2,122,486.29 | 0.44% | 7.025 | 358 | 83.21 | 626 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 03/01/05 | 1 | 144,695.60 | 0.03% | 7.825 | 357 | 100.00 | 686 |
| 05/01/05 | 3 | 769,376.81 | 0.16% | 7.085 | 359 | 83.93 | 554 |
| 06/01/05 | 1 | 323,000.00 | 0.07% | 7.490 | 360 | 95.00 | 636 |
| 06/01/06 | 1 | 93,306.23 | 0.02% | 9.300 | 354 | 90.00 | 526 |
| 07/01/06 | 2 | 260,169.36 | 0.05% | 8.456 | 355 | 90.00 | 583 |
| 08/01/06 | 11 | 2,320,984.18 | 0.48% | 7.450 | 356 | 82.68 | 652 |
| 09/01/06 | 46 | 8,883,180.91 | 1.85% | 7.162 | 357 | 81.14 | 629 |
| 10/01/06 | 412 | 101,689,392.77 | 21.17% | 7.048 | 358 | 80.31 | 631 |
| 11/01/06 | 1,325 | 324,685,759.90 | 67.59% | 6.851 | 359 | 80.89 | 631 |
| 12/01/06 | 4 | 987,920.29 | 0.21% | 7.189 | 360 | 88.00 | 662 |
| 05/01/07 | 1 | 119,165.50 | 0.02% | 8.350 | 353 | 90.00 | 666 |
| 07/01/07 | 2 | 228,455.37 | 0.05% | 7.180 | 355 | 89.62 | 623 |
| 08/01/07 | 2 | 419,153.95 | 0.09% | 6.399 | 356 | 80.00 | 711 |
| 09/01/07 | 3 | 616,280.31 | 0.13% | 7.036 | 357 | 66.71 | 605 |
| 10/01/07 | 25 | 5,481,664.50 | 1.14% | 6.786 | 358 | 84.86 | 634 |
| 11/01/07 | 64 | 13,714,117.98 | 2.85% | 6.511 | 359 | 79.04 | 632 |
| 09/01/09 | 8 | 2,762,456.41 | 0.58% | 6.870 | 357 | 81.47 | 662 |
| 10/01/09 | 14 | 3,667,304.54 | 0.76% | 6.800 | 358 | 75.53 | 645 |
| 11/01/09 | 52 | 13,225,805.00 | 2.75% | 6.358 | 359 | 76.77 | 666 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

# Group I Mortgage Loans
# As of the Cut-off Date

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $280,823,408 | $14,316 | $582,241 |
| Average Scheduled Principal Balance | $164,032 | | |
| Number of Mortgage Loans | 1,712 | | |
| | | | |
| Weighted Average Gross Coupon | 7.116% | 4.251% | 12.875% |
| Weighted Average Credit Score | 635 | 500 | 804 |
| Weighted Average Combined Original LTV | 80.73% | 17.86% | 100.00% |
| | | | |
| Weighted Average Original Term | 348 months | 120 months | 360 months |
| Weighted Average Stated Remaining Term | 347 months | 114 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 6 months |
| | | | |
| Weighted Average Gross Margin | 6.189% | 4.375% | 7.975% |
| Weighted Average Minimum Interest Rate | 6.919% | 2.750% | 10.875% |
| Weighted Average Maximum Interest Rate | 13.421% | 10.751% | 17.375% |
| Weighted Average Initial Rate Cap | 1.806% | 1.000% | 3.000% |
| Weighted Average Subsequent Rate Cap | 1.015% | 1.000% | 2.000% |
| Weighted Average Months to Roll | 24 months | 3 months | 59 months |
| | | | |
| Maturity Date | | Jun 1, 2014 | Dec 1, 2034 |
| Maximum Zip Code Concentration | 0.79% | 90003 | |
| | | | |
| ARM | 81.42% | | |
| Fixed Rate | 18.58% | | |
| | | | |
| Interest Only | 9.75% | | |
| Not Interest Only | 90.25% | | |
| | | | |
| First Lien | 95.02% | | |
| Second Lien | 4.98% | | |

| Current Principal Balance ($) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 233 | 8,158,722.16 | 2.91% | 10.041 | 204 | 95.83 | 670 |
| 50,000.01 - 100,000.00 | 288 | 19,992,542.61 | 7.12% | 8.474 | 287 | 86.97 | 643 |
| 100,000.01 - 150,000.00 | 297 | 37,701,096.57 | 13.43% | 7.151 | 353 | 78.84 | 626 |
| 150,000.01 - 200,000.00 | 285 | 50,257,686.12 | 17.90% | 7.002 | 355 | 79.48 | 630 |
| 200,000.01 - 250,000.00 | 254 | 57,252,906.68 | 20.39% | 6.912 | 358 | 78.92 | 629 |
| 250,000.01 - 300,000.00 | 202 | 55,627,456.78 | 19.81% | 6.776 | 356 | 80.94 | 642 |
| 300,000.01 - 350,000.00 | 124 | 39,482,240.12 | 14.06% | 6.843 | 359 | 80.56 | 629 |
| 350,000.01 - 400,000.00 | 17 | 6,443,222.47 | 2.29% | 7.063 | 359 | 82.25 | 643 |
| 400,000.01 - 450,000.00 | 4 | 1,668,760.83 | 0.59% | 5.725 | 359 | 75.10 | 614 |
| 450,000.01 - 500,000.00 | 4 | 1,955,317.84 | 0.70% | 6.673 | 359 | 76.79 | 692 |
| 550,000.01 - 600,000.00 | 4 | 2,283,455.91 | 0.81% | 6.360 | 358 | 76.87 | 708 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Current Gross Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 239,337.63 | 0.09% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 3 | 716,935.93 | 0.26% | 4.990 | 359 | 85.96 | 705 |
| 5.000 - 5.499 | 25 | 6,051,300.00 | 2.15% | 5.344 | 358 | 76.80 | 673 |
| 5.500 - 5.999 | 138 | 29,986,234.63 | 10.68% | 5.862 | 356 | 78.55 | 652 |
| 6.000 - 6.499 | 217 | 45,764,756.59 | 16.30% | 6.264 | 356 | 78.35 | 655 |
| 6.500 - 6.999 | 385 | 78,813,897.70 | 28.07% | 6.756 | 356 | 79.65 | 644 |
| 7.000 - 7.499 | 214 | 38,725,274.88 | 13.79% | 7.220 | 355 | 79.27 | 629 |
| 7.500 - 7.999 | 210 | 37,851,443.50 | 13.48% | 7.744 | 357 | 81.33 | 609 |
| 8.000 - 8.499 | 81 | 10,804,588.48 | 3.85% | 8.261 | 343 | 83.63 | 589 |
| 8.500 - 8.999 | 106 | 13,041,759.79 | 4.64% | 8.693 | 336 | 84.78 | 583 |
| 9.000 - 9.499 | 45 | 5,017,339.33 | 1.79% | 9.202 | 337 | 84.47 | 561 |
| 9.500 - 9.999 | 119 | 6,435,825.53 | 2.29% | 9.774 | 232 | 93.00 | 641 |
| 10.000 -10.499 | 18 | 952,342.58 | 0.34% | 10.247 | 230 | 93.65 | 641 |
| 10.500 -10.999 | 93 | 4,175,423.45 | 1.49% | 10.738 | 184 | 99.24 | 670 |
| 11.000 -11.499 | 6 | 178,777.31 | 0.06% | 11.311 | 219 | 94.92 | 650 |
| 11.500 -11.999 | 18 | 885,978.23 | 0.32% | 11.881 | 179 | 99.67 | 675 |
| 12.000 -12.499 | 10 | 307,286.70 | 0.11% | 12.181 | 187 | 98.33 | 697 |
| 12.500 -12.999 | 23 | 874,905.83 | 0.31% | 12.799 | 182 | 99.55 | 668 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*

*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| Credit Score | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 63 | 11,202,846.50 | 3.99% | 8.046 | 359 | 75.47 | 513 |
| 525-549 | 93 | 16,985,690.42 | 6.05% | 8.113 | 358 | 76.41 | 536 |
| 550-574 | 114 | 20,415,388.34 | 7.27% | 7.550 | 356 | 81.24 | 562 |
| 575-599 | 154 | 26,942,951.40 | 9.59% | 7.080 | 355 | 78.09 | 589 |
| 600-624 | 216 | 42,300,663.49 | 15.06% | 6.759 | 356 | 79.68 | 613 |
| 625-649 | 284 | 46,742,928.70 | 16.64% | 6.990 | 347 | 80.44 | 637 |
| 650-674 | 351 | 47,712,837.95 | 16.99% | 7.027 | 337 | 82.91 | 661 |
| 675-699 | 192 | 30,482,925.59 | 10.85% | 7.058 | 337 | 82.56 | 686 |
| 700+ | 245 | 38,037,175.70 | 13.54% | 6.899 | 339 | 83.10 | 734 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Combined Original LTV (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 37 | 5,313,177.49 | 1.89% | 6.795 | 340 | 39.89 | 605 |
| 50.00- 54.99 | 14 | 2,482,894.08 | 0.88% | 6.870 | 341 | 52.44 | 626 |
| 55.00- 59.99 | 21 | 3,618,421.59 | 1.29% | 6.898 | 359 | 57.86 | 581 |
| 60.00- 64.99 | 36 | 7,099,226.36 | 2.53% | 7.114 | 355 | 62.70 | 591 |
| 65.00- 69.99 | 42 | 8,202,046.97 | 2.92% | 6.974 | 358 | 67.32 | 598 |
| 70.00- 74.99 | 82 | 16,075,418.38 | 5.72% | 7.089 | 347 | 71.70 | 596 |
| 75.00- 79.99 | 122 | 22,329,748.25 | 7.95% | 7.107 | 353 | 76.94 | 608 |
| 80.00 | 639 | 127,971,230.14 | 45.57% | 6.682 | 358 | 80.00 | 656 |
| 80.01- 84.99 | 38 | 7,488,089.62 | 2.67% | 7.096 | 357 | 83.57 | 606 |
| 85.00- 89.99 | 117 | 23,249,713.97 | 8.28% | 7.344 | 352 | 86.16 | 609 |
| 90.00- 94.99 | 144 | 24,726,612.82 | 8.81% | 7.301 | 355 | 90.70 | 629 |
| 95.00- 99.99 | 105 | 17,340,548.04 | 6.17% | 7.624 | 350 | 95.09 | 623 |
| 100.00 | 315 | 14,926,280.38 | 5.32% | 9.925 | 203 | 100.00 | 683 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 120 | 4 | 256,223.24 | 0.09% | 7.725 | 118 | 74.07 | 597 |
| 180 | 350 | 17,381,228.26 | 6.19% | 9.634 | 179 | 93.71 | 676 |
| 240 | 3 | 430,437.36 | 0.15% | 7.342 | 239 | 78.58 | 645 |
| 360 | 1,355 | 262,755,519.23 | 93.57% | 6.948 | 359 | 79.88 | 632 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Stated Remaining Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 61-120 | 4 | 256,223.24 | 0.09% | 7.725 | 118 | 74.07 | 597 |
| 121-180 | 350 | 17,381,228.26 | 6.19% | 9.634 | 179 | 93.71 | 676 |
| 181-240 | 3 | 430,437.36 | 0.15% | 7.342 | 239 | 78.58 | 645 |
| 301-360 | 1,355 | 262,755,519.23 | 93.57% | 6.948 | 359 | 79.88 | 632 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Debt Ratio (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 20.01 -25.00 | 12 | 1,156,590.90 | 0.41% | 7.063 | 328 | 84.35 | 664 |
| 25.01 -30.00 | 154 | 22,057,088.26 | 7.85% | 7.137 | 345 | 78.93 | 638 |
| 30.01 -35.00 | 236 | 36,633,582.21 | 13.05% | 7.167 | 346 | 79.90 | 633 |
| 35.01 -40.00 | 301 | 48,531,436.05 | 17.28% | 7.164 | 345 | 80.27 | 633 |
| 40.01 -45.00 | 442 | 72,334,566.52 | 25.76% | 7.104 | 347 | 80.68 | 639 |
| 45.01 -50.00 | 416 | 74,406,884.71 | 26.50% | 7.131 | 348 | 81.00 | 634 |
| 50.01 -55.00 | 136 | 23,499,216.27 | 8.37% | 6.931 | 351 | 83.26 | 625 |
| 55.01 -60.00 | 15 | 2,204,043.17 | 0.78% | 6.858 | 345 | 85.85 | 644 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 1,159 | 228,647,767.57 | 81.42% | 6.926 | 359 | 80.18 | 632 |
| Fixed Rate | 553 | 52,175,640.52 | 18.58% | 7.949 | 296 | 83.12 | 649 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 946 | 183,455,204.27 | 65.33% | 7.010 | 359 | 80.31 | 624 |
| 2/28 6 MO LIBOR IO | 120 | 27,370,693.42 | 9.75% | 6.516 | 359 | 81.17 | 682 |
| 3/27 6 MO LIBOR | 64 | 11,747,521.18 | 4.18% | 6.680 | 359 | 76.88 | 626 |
| 5/25 6 MO LIBOR | 25 | 5,053,589.89 | 1.80% | 6.586 | 359 | 75.42 | 657 |
| 6 MO LIBOR | 4 | 1,020,758.81 | 0.36% | 7.389 | 359 | 93.00 | 610 |
| Fixed Rate | 243 | 38,664,440.21 | 13.77% | 7.140 | 338 | 77.37 | 636 |
| Fixed Rate Balloon | 310 | 13,511,200.31 | 4.81% | 10.263 | 179 | 99.58 | 685 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 120 | 27,370,693.42 | 9.75% | 6.516 | 359 | 81.17 | 682 |
| Not Interest Only | 1,592 | 253,452,714.67 | 90.25% | 7.181 | 346 | 80.68 | 630 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Prepayment Penalty Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 521 | 76,356,320.92 | 27.19% | 7.408 | 345 | 82.34 | 634 |
| Prepay Penalty: 12 months | 42 | 8,395,319.33 | 2.99% | 6.993 | 353 | 82.30 | 652 |
| Prepay Penalty: 24 months | 865 | 156,799,263.59 | 55.84% | 6.952 | 352 | 80.39 | 633 |
| Prepay Penalty: 36 months | 284 | 39,272,504.25 | 13.98% | 7.231 | 330 | 78.59 | 641 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 1,390 | 266,829,367.20 | 95.02% | 6.949 | 356 | 79.74 | 632 |
| Second Lien | 322 | 13,994,040.89 | 4.98% | 10.293 | 179 | 99.56 | 684 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 811 | 129,704,565.11 | 46.19% | 7.067 | 350 | 81.43 | 614 |
| Full/Alternative Documentation | 17 | 3,424,665.97 | 1.22% | 6.749 | 358 | 81.17 | 624 |
| Limited Documentation | 83 | 14,382,713.96 | 5.12% | 7.014 | 346 | 80.98 | 625 |
| Lite Documentation | 52 | 9,229,343.95 | 3.29% | 6.992 | 342 | 82.65 | 640 |
| Stated Documentation | 240 | 48,447,245.10 | 17.25% | 7.129 | 355 | 75.19 | 628 |
| Streamline Documentation | 509 | 75,634,874.00 | 26.93% | 7.243 | 338 | 82.76 | 677 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 562 | 101,211,267.28 | 36.04% | 7.081 | 351 | 78.23 | 612 |
| Purchase | 915 | 137,568,779.52 | 48.99% | 7.125 | 343 | 82.86 | 661 |
| Rate/Term Refinance | 235 | 42,043,361.29 | 14.97% | 7.170 | 351 | 79.78 | 605 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 4 | 779,286.63 | 0.28% | 6.359 | 335 | 82.18 | 732 |
| Condominium | 189 | 28,747,169.92 | 10.24% | 7.015 | 345 | 81.09 | 644 |
| Duplex | 88 | 18,952,047.92 | 6.75% | 7.148 | 346 | 78.84 | 638 |
| Manufactured Housing | 17 | 1,767,126.92 | 0.63% | 7.270 | 334 | 77.49 | 639 |
| PUD | 197 | 29,879,569.57 | 10.64% | 7.274 | 345 | 82.85 | 640 |
| Single Family | 1,191 | 194,633,740.38 | 69.31% | 7.117 | 348 | 80.62 | 631 |
| Triplex | 26 | 6,064,466.75 | 2.16% | 6.750 | 358 | 78.62 | 662 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 83 | 13,460,523.94 | 4.79% | 7.346 | 353 | 80.72 | 660 |
| Primary | 1,573 | 259,461,735.20 | 92.39% | 7.094 | 347 | 80.67 | 632 |
| Second Home | 56 | 7,901,148.95 | 2.81% | 7.457 | 344 | 82.61 | 682 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Alabama | 2 | 191,599.05 | 0.07% | 7.203 | 308 | 82.66 | 651 |
| Arizona | 47 | 5,211,258.98 | 1.86% | 7.260 | 340 | 81.37 | 649 |
| Arkansas | 4 | 306,108.71 | 0.11% | 7.880 | 314 | 82.71 | 601 |
| California | 669 | 132,645,469.37 | 47.23% | 6.890 | 348 | 78.71 | 641 |
| Colorado | 38 | 5,350,393.29 | 1.91% | 7.135 | 347 | 84.66 | 634 |
| Connecticut | 27 | 4,711,033.01 | 1.68% | 6.872 | 344 | 81.97 | 620 |
| District of Columbia | 9 | 1,913,762.02 | 0.68% | 7.137 | 356 | 74.98 | 650 |
| Florida | 88 | 12,676,532.48 | 4.51% | 7.427 | 349 | 83.04 | 626 |
| Georgia | 21 | 2,805,720.97 | 1.00% | 7.540 | 344 | 84.18 | 624 |
| Idaho | 11 | 1,509,806.27 | 0.54% | 7.286 | 357 | 84.11 | 640 |
| Illinois | 86 | 13,049,775.17 | 4.65% | 7.464 | 352 | 82.85 | 623 |
| Indiana | 9 | 710,977.15 | 0.25% | 9.043 | 348 | 84.35 | 580 |
| Kansas | 3 | 303,641.65 | 0.11% | 7.661 | 317 | 88.90 | 648 |
| Kentucky | 1 | 147,841.78 | 0.05% | 5.625 | 359 | 80.00 | 631 |
| Louisiana | 20 | 1,953,061.45 | 0.70% | 7.717 | 350 | 87.57 | 614 |
| Maryland | 79 | 11,923,738.20 | 4.25% | 7.171 | 347 | 83.36 | 629 |
| Massachusetts | 20 | 4,055,364.66 | 1.44% | 7.064 | 354 | 80.17 | 611 |
| Michigan | 11 | 1,500,166.10 | 0.53% | 7.533 | 322 | 87.16 | 591 |
| Minnesota | 6 | 1,093,598.01 | 0.39% | 7.110 | 358 | 90.12 | 628 |
| Mississippi | 9 | 724,526.01 | 0.26% | 8.317 | 352 | 88.13 | 603 |
| Missouri | 12 | 908,083.42 | 0.32% | 8.205 | 328 | 84.15 | 622 |
| Montana | 2 | 293,653.16 | 0.10% | 6.503 | 359 | 85.63 | 624 |
| Nevada | 46 | 7,764,139.93 | 2.76% | 7.320 | 348 | 83.57 | 646 |
| New Hampshire | 4 | 840,426.56 | 0.30% | 7.203 | 359 | 89.32 | 622 |
| New Jersey | 59 | 9,921,825.85 | 3.53% | 7.272 | 348 | 80.68 | 628 |
| New Mexico | 6 | 858,955.49 | 0.31% | 7.778 | 359 | 83.11 | 566 |
| New York | 66 | 14,903,331.70 | 5.31% | 7.084 | 353 | 80.35 | 628 |
| North Carolina | 27 | 3,153,069.49 | 1.12% | 7.744 | 355 | 82.02 | 594 |
| Ohio | 14 | 1,226,530.30 | 0.44% | 7.648 | 327 | 87.21 | 613 |
| Oklahoma | 5 | 272,481.80 | 0.10% | 7.437 | 315 | 80.47 | 630 |
| Oregon | 13 | 1,507,811.11 | 0.54% | 6.795 | 344 | 83.56 | 652 |
| Pennsylvania | 34 | 4,268,955.74 | 1.52% | 7.787 | 343 | 81.73 | 593 |
| Rhode Island | 8 | 1,191,693.76 | 0.42% | 7.166 | 343 | 82.44 | 656 |
| South Carolina | 7 | 653,334.86 | 0.23% | 7.534 | 359 | 89.38 | 630 |
| Tennessee | 10 | 1,152,225.78 | 0.41% | 7.488 | 349 | 90.18 | 611 |
| Texas | 111 | 11,955,708.90 | 4.26% | 7.408 | 339 | 81.44 | 636 |
| Utah | 13 | 1,481,915.37 | 0.53% | 7.154 | 336 | 81.17 | 654 |
| Vermont | 1 | 113,502.19 | 0.04% | 6.750 | 359 | 80.00 | 600 |
| Virginia | 65 | 9,327,376.94 | 3.32% | 7.267 | 340 | 81.98 | 654 |
| Washington | 36 | 4,739,093.86 | 1.69% | 7.111 | 336 | 83.65 | 644 |
| West Virginia | 1 | 213,459.60 | 0.08% | 8.350 | 356 | 84.92 | 607 |
| Wisconsin | 11 | 1,071,681.02 | 0.38% | 7.097 | 348 | 79.07 | 623 |
| Wyoming | 1 | 219,776.93 | 0.08% | 9.375 | 358 | 80.00 | 516 |
| **Total** | **1,712** | **280,823,408.09** | **100.00%** | **7.116** | **347** | **80.73** | **635** |

| Gross Margin (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | 250,756.45 | 0.11% | 6.186 | 359 | 46.06 | 597 |
| 4.500 - 4.999 | 58 | 13,333,511.34 | 5.83% | 6.070 | 359 | 78.54 | 643 |
| 5.000 - 5.499 | 142 | 28,329,711.43 | 12.39% | 6.310 | 359 | 78.47 | 647 |
| 5.500 - 5.999 | 265 | 52,162,674.11 | 22.81% | 6.594 | 359 | 78.98 | 639 |
| 6.000 - 6.499 | 260 | 52,859,310.43 | 23.12% | 6.968 | 359 | 79.80 | 633 |
| 6.500 - 6.999 | 200 | 40,039,811.52 | 17.51% | 7.210 | 359 | 81.37 | 628 |
| 7.000 - 7.499 | 146 | 26,438,170.02 | 11.56% | 7.599 | 359 | 82.53 | 612 |
| 7.500 - 7.999 | 86 | 15,233,822.27 | 6.66% | 7.906 | 359 | 83.62 | 607 |
| **Total** | **1,159** | **228,647,767.57** | **100.00%** | **6.926** | **359** | **80.18** | **632** |

| Minimum Interest Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2.500 - 2.999 | 1 | 174,159.67 | 0.08% | 9.250 | 359 | 85.00 | 508 |
| 4.000 - 4.499 | 1 | 239,337.63 | 0.10% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 3 | 716,935.93 | 0.31% | 4.990 | 359 | 85.96 | 705 |
| 5.000 - 5.499 | 23 | 5,528,383.35 | 2.42% | 5.354 | 358 | 76.69 | 668 |
| 5.500 - 5.999 | 129 | 28,224,276.04 | 12.34% | 5.862 | 359 | 78.68 | 652 |
| 6.000 - 6.499 | 189 | 40,128,869.68 | 17.55% | 6.263 | 359 | 78.86 | 655 |
| 6.500 - 6.999 | 308 | 64,652,191.83 | 28.28% | 6.754 | 359 | 80.51 | 645 |
| 7.000 - 7.499 | 180 | 33,165,964.84 | 14.51% | 7.222 | 359 | 79.67 | 629 |
| 7.500 - 7.999 | 174 | 31,917,423.95 | 13.96% | 7.744 | 359 | 81.69 | 607 |
| 8.000 - 8.499 | 55 | 8,359,224.63 | 3.66% | 8.270 | 359 | 83.48 | 573 |
| 8.500 - 8.999 | 61 | 10,191,205.26 | 4.46% | 8.662 | 359 | 82.48 | 560 |
| 9.000 - 9.499 | 25 | 3,753,548.82 | 1.64% | 9.212 | 358 | 82.00 | 540 |
| 9.500 - 9.999 | 8 | 1,339,904.18 | 0.59% | 9.692 | 358 | 79.29 | 535 |
| 10.000 -10.499 | 1 | 134,886.28 | 0.06% | 10.250 | 358 | 75.00 | 531 |
| 10.500 -10.999 | 1 | 121,455.48 | 0.05% | 10.875 | 359 | 90.00 | 528 |
| **Total** | **1,159** | **228,647,767.57** | **100.00%** | **6.926** | **359** | **80.18** | **632** |

| Maximum Interest Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 10.500 -10.999 | 1 | 239,337.63 | 0.10% | 4.251 | 358 | 80.00 | 625 |
| 11.000 -11.499 | 3 | 716,935.93 | 0.31% | 4.990 | 359 | 85.96 | 705 |
| 11.500 -11.999 | 23 | 5,455,623.40 | 2.39% | 5.388 | 358 | 74.95 | 670 |
| 12.000 -12.499 | 130 | 28,626,210.68 | 12.52% | 5.861 | 359 | 78.92 | 651 |
| 12.500 -12.999 | 190 | 40,217,113.09 | 17.59% | 6.263 | 359 | 79.07 | 655 |
| 13.000 -13.499 | 305 | 64,023,032.52 | 28.00% | 6.755 | 359 | 80.41 | 645 |
| 13.500 -13.999 | 185 | 33,845,544.18 | 14.80% | 7.230 | 359 | 80.13 | 630 |
| 14.000 -14.499 | 172 | 31,517,061.57 | 13.78% | 7.744 | 359 | 81.25 | 606 |
| 14.500 -14.999 | 54 | 8,466,436.69 | 3.70% | 8.273 | 359 | 83.35 | 574 |
| 15.000 -15.499 | 60 | 10,016,517.45 | 4.38% | 8.662 | 359 | 82.69 | 560 |
| 15.500 -15.999 | 26 | 3,927,708.49 | 1.72% | 9.214 | 358 | 82.13 | 539 |
| 16.000 -16.499 | 8 | 1,339,904.18 | 0.59% | 9.692 | 358 | 79.29 | 535 |
| 16.500 -16.999 | 1 | 134,886.28 | 0.06% | 10.250 | 358 | 75.00 | 531 |
| 17.000 -17.499 | 1 | 121,455.48 | 0.05% | 10.875 | 359 | 90.00 | 528 |
| **Total** | **1,159** | **228,647,767.57** | **100.00%** | **6.926** | **359** | **80.18** | **632** |

| Initial Periodic Rate Cap (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 14 | 2,631,696.46 | 1.15% | 7.627 | 359 | 85.59 | 606 |
| 1.500 | 912 | 177,336,939.46 | 77.56% | 6.983 | 359 | 80.16 | 625 |
| 2.000 | 9 | 1,747,184.64 | 0.76% | 7.165 | 358 | 83.97 | 622 |
| 3.000 | 224 | 46,931,947.01 | 20.53% | 6.662 | 359 | 79.81 | 657 |
| **Total** | **1,159** | **228,647,767.57** | **100.00%** | **6.926** | **359** | **80.18** | **632** |

| Subsequent Periodic Rate Cap (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 1,133 | 223,538,282.15 | 97.77% | 6.913 | 359 | 80.11 | 632 |
| 1.500 | 17 | 3,362,300.78 | 1.47% | 7.684 | 358 | 83.24 | 611 |
| 2.000 | 9 | 1,747,184.64 | 0.76% | 7.165 | 358 | 83.97 | 622 |
| **Total** | **1,159** | **228,647,767.57** | **100.00%** | **6.926** | **359** | **80.18** | **632** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 03/01/05 | 1 | 144,695.60 | 0.06% | 7.825 | 357 | 100.00 | 686 |
| 05/01/05 | 2 | 553,063.21 | 0.24% | 7.215 | 359 | 90.00 | 575 |
| 06/01/05 | 1 | 323,000.00 | 0.14% | 7.490 | 360 | 95.00 | 636 |
| 07/01/06 | 1 | 179,340.27 | 0.08% | 7.625 | 355 | 90.00 | 613 |
| 08/01/06 | 7 | 1,355,022.01 | 0.59% | 6.573 | 356 | 80.67 | 665 |
| 09/01/06 | 30 | 5,191,419.73 | 2.27% | 7.184 | 357 | 82.30 | 628 |
| 10/01/06 | 226 | 46,151,068.73 | 20.18% | 7.149 | 358 | 80.33 | 633 |
| 11/01/06 | 799 | 157,398,126.66 | 68.84% | 6.879 | 359 | 80.36 | 631 |
| 12/01/06 | 3 | 550,920.29 | 0.24% | 7.240 | 360 | 82.45 | 678 |
| 07/01/07 | 1 | 184,592.85 | 0.08% | 6.750 | 355 | 90.00 | 644 |
| 08/01/07 | 2 | 419,153.95 | 0.18% | 6.399 | 356 | 80.00 | 711 |
| 09/01/07 | 2 | 282,150.46 | 0.12% | 7.375 | 357 | 74.76 | 606 |
| 10/01/07 | 14 | 2,501,363.74 | 1.09% | 6.559 | 358 | 78.43 | 613 |
| 11/01/07 | 45 | 8,360,260.18 | 3.66% | 6.705 | 359 | 76.04 | 626 |
| 09/01/09 | 2 | 397,458.68 | 0.17% | 6.739 | 357 | 86.69 | 597 |
| 10/01/09 | 4 | 1,071,330.03 | 0.47% | 6.727 | 358 | 77.39 | 645 |
| 11/01/09 | 19 | 3,584,801.18 | 1.57% | 6.526 | 359 | 73.58 | 667 |
| **Total** | **1,159** | **228,647,767.57** | **100.00%** | **6.926** | **359** | **80.18** | **632** |

# Group II Mortgage Loans
# As of the Cut-off Date

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $303,610,406 | $14,984 | $837,818 |
| Average Scheduled Principal Balance | $241,344 | | |
| Number of Mortgage Loans | 1,258 | | |
| | | | |
| Weighted Average Gross Coupon | 7.158% | 4.990% | 12.875% |
| Weighted Average Credit Score | 638 | 500 | 803 |
| Weighted Average Combined Original LTV | 82.71% | 28.60% | 100.00% |
| | | | |
| Weighted Average Original Term | 341 months | 180 months | 360 months |
| Weighted Average Stated Remaining Term | 340 months | 176 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 7 months |
| | | | |
| Weighted Average Gross Margin | 6.199% | 4.250% | 9.876% |
| Weighted Average Minimum Interest Rate | 6.835% | 4.990% | 10.990% |
| Weighted Average Maximum Interest Rate | 13.332% | 10.490% | 17.490% |
| Weighted Average Initial Rate Cap | 2.129% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.003% | 1.000% | 2.000% |
| Weighted Average Months to Roll | 25 months | 5 months | 59 months |
| | | | |
| Maturity Date | | Aug 1, 2019 | Dec 1, 2034 |
| Maximum Zip Code Concentration | 1.01% | 91335 | |
| | | | |
| ARM | 82.92% | | |
| Fixed Rate | 17.08% | | |
| | | | |
| Interest Only | 25.63% | | |
| Not Interest Only | 74.37% | | |
| | | | |
| First Lien | 90.24% | | |
| Second Lien | 9.76% | | |

| Current Principal Balance ($) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 63 | 2,356,554.34 | 0.78% | 9.960 | 226 | 92.63 | 651 |
| 50,000.01 - 100,000.00 | 334 | 25,958,658.70 | 8.55% | 9.061 | 249 | 90.98 | 652 |
| 100,000.01 - 150,000.00 | 207 | 25,549,454.91 | 8.42% | 8.441 | 284 | 86.78 | 634 |
| 150,000.01 - 200,000.00 | 82 | 14,257,187.39 | 4.70% | 7.765 | 328 | 81.77 | 626 |
| 200,000.01 - 250,000.00 | 53 | 11,901,983.62 | 3.92% | 7.049 | 355 | 80.21 | 618 |
| 250,000.01 - 300,000.00 | 46 | 12,708,815.92 | 4.19% | 6.496 | 351 | 79.16 | 634 |
| 300,000.01 - 350,000.00 | 78 | 26,245,421.74 | 8.64% | 6.672 | 359 | 81.17 | 633 |
| 350,000.01 - 400,000.00 | 128 | 48,142,527.20 | 15.86% | 6.764 | 359 | 81.79 | 642 |
| 400,000.01 - 450,000.00 | 85 | 36,305,396.95 | 11.96% | 6.764 | 359 | 82.99 | 635 |
| 450,000.01 - 500,000.00 | 66 | 31,483,013.23 | 10.37% | 6.777 | 359 | 81.00 | 638 |
| 500,000.01 - 550,000.00 | 47 | 24,820,296.33 | 8.18% | 6.733 | 359 | 81.41 | 636 |
| 550,000.01 - 600,000.00 | 31 | 17,927,716.81 | 5.90% | 6.725 | 359 | 81.93 | 641 |
| 600,000.01 - 650,000.00 | 14 | 8,792,027.78 | 2.90% | 6.560 | 359 | 81.38 | 644 |
| 650,000.01 - 700,000.00 | 13 | 8,698,622.73 | 2.87% | 6.888 | 359 | 79.63 | 638 |
| 700,000.01 - 750,000.00 | 4 | 2,856,326.67 | 0.94% | 6.867 | 359 | 80.38 | 646 |
| 750,000.01 - 800,000.00 | 4 | 3,112,083.28 | 1.03% | 6.822 | 358 | 74.70 | 650 |
| 800,000.01 - 850,000.00 | 3 | 2,494,318.11 | 0.82% | 6.415 | 358 | 79.40 | 651 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Current Gross Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 4 | 1,058,546.03 | 0.35% | 4.990 | 359 | 70.61 | 672 |
| 5.000 - 5.499 | 17 | 6,688,144.90 | 2.20% | 5.252 | 359 | 79.16 | 663 |
| 5.500 - 5.999 | 111 | 36,275,960.59 | 11.95% | 5.883 | 356 | 80.24 | 655 |
| 6.000 - 6.499 | 146 | 51,088,545.95 | 16.83% | 6.265 | 359 | 79.95 | 649 |
| 6.500 - 6.999 | 263 | 91,704,292.82 | 30.20% | 6.757 | 358 | 80.61 | 639 |
| 7.000 - 7.499 | 88 | 27,146,617.16 | 8.94% | 7.225 | 357 | 82.94 | 632 |
| 7.500 - 7.999 | 137 | 36,175,705.82 | 11.92% | 7.728 | 355 | 81.22 | 602 |
| 8.000 - 8.499 | 54 | 8,906,758.39 | 2.93% | 8.257 | 343 | 84.49 | 608 |
| 8.500 - 8.999 | 136 | 16,915,304.15 | 5.57% | 8.714 | 299 | 90.28 | 621 |
| 9.000 - 9.499 | 30 | 3,999,145.57 | 1.32% | 9.233 | 298 | 87.45 | 606 |
| 9.500 - 9.999 | 117 | 10,291,063.75 | 3.39% | 9.806 | 203 | 96.15 | 660 |
| 10.000 -10.499 | 19 | 1,835,954.32 | 0.60% | 10.201 | 220 | 96.12 | 645 |
| 10.500 -10.999 | 108 | 9,509,759.95 | 3.13% | 10.764 | 180 | 98.66 | 674 |
| 11.000 -11.499 | 4 | 225,786.98 | 0.07% | 11.298 | 215 | 94.68 | 647 |
| 11.500 -11.999 | 15 | 1,196,985.52 | 0.39% | 11.842 | 179 | 98.65 | 668 |
| 12.000 -12.499 | 2 | 49,565.23 | 0.02% | 12.125 | 178 | 100.00 | 655 |
| 12.500 -12.999 | 7 | 542,268.58 | 0.18% | 12.747 | 179 | 99.27 | 676 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Credit Score | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 46 | 9,597,023.89 | 3.16% | 7.881 | 359 | 75.74 | 514 |
| 525-549 | 62 | 12,472,979.01 | 4.11% | 8.005 | 357 | 76.72 | 536 |
| 550-574 | 87 | 23,099,747.80 | 7.61% | 7.272 | 358 | 82.30 | 562 |
| 575-599 | 99 | 26,097,235.52 | 8.60% | 6.913 | 356 | 80.68 | 587 |
| 600-624 | 148 | 45,210,858.15 | 14.89% | 6.848 | 359 | 81.42 | 613 |
| 625-649 | 221 | 52,484,565.19 | 17.29% | 7.121 | 341 | 82.19 | 637 |
| 650-674 | 255 | 61,015,492.74 | 20.10% | 7.177 | 330 | 84.19 | 661 |
| 675-699 | 159 | 36,510,202.35 | 12.03% | 7.194 | 325 | 85.11 | 685 |
| 700+ | 181 | 37,122,301.06 | 12.23% | 7.153 | 316 | 85.76 | 733 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Combined Original LTV (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 19 | 3,087,932.31 | 1.02% | 7.018 | 355 | 41.77 | 598 |
| 50.00- 54.99 | 10 | 2,888,770.04 | 0.95% | 6.935 | 359 | 52.83 | 612 |
| 55.00- 59.99 | 18 | 4,292,817.48 | 1.41% | 6.911 | 353 | 58.25 | 599 |
| 60.00- 64.99 | 21 | 5,105,469.17 | 1.68% | 6.793 | 353 | 61.87 | 625 |
| 65.00- 69.99 | 27 | 6,733,841.12 | 2.22% | 7.095 | 357 | 67.62 | 579 |
| 70.00- 74.99 | 53 | 13,404,949.98 | 4.42% | 6.950 | 359 | 71.75 | 602 |
| 75.00- 79.99 | 75 | 24,227,096.35 | 7.98% | 6.844 | 354 | 77.01 | 630 |
| 80.00 | 380 | 121,912,445.33 | 40.15% | 6.620 | 358 | 80.00 | 652 |
| 80.01- 84.99 | 19 | 6,203,862.87 | 2.04% | 6.735 | 359 | 83.44 | 614 |
| 85.00- 89.99 | 117 | 34,505,544.45 | 11.37% | 7.028 | 357 | 86.51 | 610 |
| 90.00- 94.99 | 125 | 33,636,744.61 | 11.08% | 7.270 | 353 | 90.91 | 625 |
| 95.00- 99.99 | 87 | 18,720,342.89 | 6.17% | 7.662 | 335 | 95.08 | 636 |
| 100.00 | 307 | 28,890,589.11 | 9.52% | 9.733 | 197 | 100.00 | 685 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 356 | 31,396,710.92 | 10.34% | 9.828 | 179 | 97.91 | 682 |
| 360 | 902 | 272,213,694.79 | 89.66% | 6.850 | 359 | 80.96 | 633 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Stated Remaining Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 356 | 31,396,710.92 | 10.34% | 9.828 | 179 | 97.91 | 682 |
| 301-360 | 902 | 272,213,694.79 | 89.66% | 6.850 | 359 | 80.96 | 633 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Debt Ratio (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 108 | 15,998,810.09 | 5.27% | 7.000 | 345 | 78.69 | 635 |
| 20.01 -25.00 | 82 | 13,257,945.45 | 4.37% | 7.366 | 339 | 83.66 | 627 |
| 25.01 -30.00 | 87 | 21,542,342.95 | 7.10% | 7.028 | 347 | 80.04 | 640 |
| 30.01 -35.00 | 138 | 33,735,146.70 | 11.11% | 7.077 | 341 | 81.82 | 638 |
| 35.01 -40.00 | 195 | 48,123,732.67 | 15.85% | 7.231 | 340 | 81.96 | 642 |
| 40.01 -45.00 | 306 | 82,062,028.86 | 27.03% | 7.093 | 339 | 83.17 | 640 |
| 45.01 -50.00 | 267 | 64,911,566.54 | 21.38% | 7.313 | 336 | 84.41 | 639 |
| 50.01 -55.00 | 65 | 19,990,142.88 | 6.58% | 7.092 | 342 | 84.23 | 629 |
| 55.01 -60.00 | 10 | 3,988,689.57 | 1.31% | 6.767 | 359 | 82.19 | 614 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 818 | 251,744,422.04 | 82.92% | 6.840 | 359 | 81.08 | 632 |
| Fixed Rate | 440 | 51,865,983.67 | 17.08% | 8.703 | 250 | 90.65 | 665 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 549 | 159,851,394.49 | 52.65% | 7.008 | 359 | 80.75 | 620 |
| 2/28 6 MO LIBOR IO | 186 | 68,243,421.46 | 22.48% | 6.562 | 359 | 82.07 | 653 |
| 3/27 6 MO LIBOR | 33 | 8,831,316.43 | 2.91% | 6.530 | 358 | 85.13 | 643 |
| 5/25 6 MO LIBOR | 18 | 5,017,392.55 | 1.65% | 6.589 | 358 | 75.95 | 654 |
| 5/25 6 MO LIBOR IO | 31 | 9,584,583.51 | 3.16% | 6.434 | 359 | 78.80 | 669 |
| 6 MO LIBOR | 1 | 216,313.60 | 0.07% | 6.750 | 359 | 68.40 | 500 |
| Fixed Rate | 104 | 22,660,042.80 | 7.46% | 7.049 | 341 | 79.81 | 640 |
| Fixed Rate Balloon | 336 | 29,205,940.87 | 9.62% | 9.987 | 179 | 99.06 | 684 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 217 | 77,828,004.97 | 25.63% | 6.546 | 359 | 81.66 | 655 |
| Not Interest Only | 1,041 | 225,782,400.74 | 74.37% | 7.369 | 334 | 83.08 | 632 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Prepayment Penalty Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 318 | 76,947,463.08 | 25.34% | 7.447 | 335 | 84.52 | 647 |
| Prepay Penalty: 12 months | 47 | 14,213,566.81 | 4.68% | 6.948 | 340 | 83.09 | 651 |
| Prepay Penalty: 24 months | 686 | 176,556,186.92 | 58.15% | 6.997 | 347 | 81.88 | 630 |
| Prepay Penalty: 36 months | 206 | 35,781,255.36 | 11.79% | 7.412 | 318 | 82.81 | 655 |
| Prepay Penalty: 60 months | 1 | 111,933.54 | 0.04% | 8.600 | 359 | 80.00 | 558 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 917 | 273,966,836.56 | 90.24% | 6.851 | 358 | 80.95 | 633 |
| Second Lien | 341 | 29,643,569.15 | 9.76% | 9.997 | 179 | 99.04 | 683 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 530 | 111,338,748.71 | 36.67% | 7.009 | 344 | 83.30 | 623 |
| Full/Alternative Documentation | 46 | 14,449,969.16 | 4.76% | 6.856 | 348 | 84.87 | 616 |
| Limited Documentation | 112 | 30,935,434.67 | 10.19% | 6.970 | 339 | 81.21 | 628 |
| Lite Documentation | 62 | 18,681,768.06 | 6.15% | 7.064 | 343 | 84.21 | 636 |
| No Income / No Asset | 1 | 48,723.32 | 0.02% | 8.990 | 179 | 95.00 | 670 |
| Stated Documentation | 169 | 52,981,285.89 | 17.45% | 7.076 | 355 | 78.28 | 632 |
| Streamline Documentation | 338 | 75,174,475.90 | 24.76% | 7.595 | 322 | 84.80 | 672 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 423 | 110,279,686.35 | 36.32% | 7.020 | 352 | 81.07 | 619 |
| Purchase | 652 | 145,336,042.77 | 47.87% | 7.320 | 327 | 84.93 | 659 |
| Rate/Term Refinance | 183 | 47,994,676.59 | 15.81% | 6.987 | 352 | 79.77 | 616 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 4 | 1,284,730.53 | 0.42% | 7.582 | 319 | 67.20 | 617 |
| Condominium | 101 | 22,224,310.66 | 7.32% | 7.176 | 337 | 82.72 | 651 |
| Duplex | 48 | 11,587,056.72 | 3.82% | 7.389 | 328 | 87.91 | 668 |
| Manufactured Housing | 10 | 710,083.57 | 0.23% | 7.513 | 324 | 71.55 | 615 |
| PUD | 113 | 29,645,968.46 | 9.76% | 7.168 | 342 | 82.09 | 640 |
| Single Family | 975 | 236,595,382.62 | 77.93% | 7.139 | 341 | 82.67 | 635 |
| Triplex | 7 | 1,562,873.15 | 0.51% | 7.414 | 313 | 80.19 | 683 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 51 | 10,148,289.34 | 3.34% | 7.244 | 347 | 80.85 | 658 |
| Primary | 1,171 | 285,929,021.48 | 94.18% | 7.160 | 340 | 82.82 | 636 |
| Second Home | 36 | 7,533,094.89 | 2.48% | 6.977 | 343 | 81.30 | 665 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 26 | 3,539,601.45 | 1.17% | 7.567 | 339 | 84.18 | 644 |
| Arkansas | 1 | 53,125.08 | 0.02% | 5.875 | 178 | 89.17 | 672 |
| California | 709 | 201,575,905.48 | 66.39% | 7.052 | 339 | 82.38 | 642 |
| Colorado | 10 | 1,508,173.36 | 0.50% | 7.493 | 340 | 83.49 | 634 |
| Connecticut | 11 | 2,611,156.46 | 0.86% | 7.007 | 346 | 79.26 | 619 |
| Delaware | 1 | 283,316.43 | 0.09% | 8.175 | 359 | 90.00 | 602 |
| District of Columbia | 8 | 1,855,754.13 | 0.61% | 7.117 | 340 | 78.87 | 615 |
| Florida | 61 | 11,572,814.56 | 3.81% | 7.462 | 340 | 84.08 | 651 |
| Georgia | 10 | 831,950.48 | 0.27% | 7.954 | 343 | 79.69 | 630 |
| Idaho | 3 | 581,245.72 | 0.19% | 8.459 | 357 | 78.49 | 571 |
| Illinois | 21 | 4,177,761.90 | 1.38% | 7.756 | 326 | 80.87 | 655 |
| Indiana | 7 | 673,572.83 | 0.22% | 8.421 | 342 | 84.47 | 584 |
| Kansas | 3 | 362,084.12 | 0.12% | 8.040 | 359 | 84.74 | 554 |
| Kentucky | 2 | 249,280.13 | 0.08% | 8.717 | 359 | 93.81 | 584 |
| Louisiana | 20 | 1,772,144.57 | 0.58% | 8.568 | 359 | 85.32 | 581 |
| Maine | 3 | 289,074.05 | 0.10% | 7.679 | 359 | 71.07 | 587 |
| Maryland | 33 | 6,142,107.01 | 2.02% | 7.204 | 332 | 84.00 | 628 |
| Massachusetts | 8 | 1,274,984.14 | 0.42% | 7.473 | 329 | 80.33 | 623 |
| Michigan | 10 | 1,718,631.09 | 0.57% | 7.386 | 352 | 81.66 | 616 |
| Minnesota | 6 | 1,893,946.82 | 0.62% | 6.900 | 358 | 85.38 | 610 |
| Mississippi | 11 | 825,183.22 | 0.27% | 7.688 | 359 | 82.87 | 611 |
| Missouri | 10 | 977,425.04 | 0.32% | 7.657 | 358 | 84.07 | 615 |
| Montana | 4 | 364,059.69 | 0.12% | 7.270 | 341 | 81.97 | 628 |
| Nebraska | 1 | 46,509.73 | 0.02% | 10.125 | 358 | 95.00 | 553 |
| Nevada | 21 | 5,359,973.46 | 1.77% | 7.054 | 351 | 79.98 | 635 |
| New Hampshire | 2 | 847,863.19 | 0.28% | 6.058 | 358 | 83.80 | 690 |
| New Jersey | 21 | 5,151,463.86 | 1.70% | 7.042 | 348 | 85.44 | 631 |
| New Mexico | 1 | 202,631.97 | 0.07% | 6.500 | 358 | 70.00 | 557 |
| New York | 62 | 20,192,870.58 | 6.65% | 7.221 | 344 | 84.49 | 634 |
| North Carolina | 5 | 376,433.74 | 0.12% | 7.632 | 315 | 83.35 | 658 |
| Ohio | 4 | 390,520.67 | 0.13% | 7.172 | 351 | 84.96 | 637 |
| Oklahoma | 6 | 649,613.20 | 0.21% | 8.251 | 359 | 87.02 | 578 |
| Oregon | 7 | 1,028,231.43 | 0.34% | 6.385 | 344 | 77.19 | 637 |
| Pennsylvania | 19 | 3,479,635.64 | 1.15% | 7.808 | 348 | 86.33 | 608 |
| Rhode Island | 4 | 731,625.55 | 0.24% | 7.783 | 338 | 82.76 | 636 |
| South Carolina | 3 | 241,290.45 | 0.08% | 7.333 | 326 | 88.22 | 610 |
| Tennessee | 18 | 1,467,212.33 | 0.48% | 8.310 | 340 | 83.60 | 615 |
| Texas | 55 | 8,296,095.28 | 2.73% | 7.430 | 342 | 82.65 | 633 |
| Utah | 2 | 191,871.97 | 0.06% | 8.339 | 318 | 88.45 | 614 |
| Vermont | 2 | 345,869.04 | 0.11% | 6.864 | 358 | 70.02 | 611 |
| Virginia | 35 | 7,079,096.45 | 2.33% | 7.103 | 338 | 84.05 | 626 |
| Washington | 8 | 1,758,682.19 | 0.58% | 7.369 | 322 | 82.55 | 670 |
| Wisconsin | 4 | 639,617.22 | 0.21% | 7.904 | 359 | 88.66 | 540 |
| **Total** | **1,258** | **303,610,405.71** | **100.00%** | **7.158** | **340** | **82.71** | **638** |

| Gross Margin (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | 586,406.54 | 0.23% | 5.520 | 358 | 66.90 | 602 |
| 4.500 - 4.999 | 42 | 15,067,346.86 | 5.99% | 6.396 | 359 | 79.44 | 652 |
| 5.000 - 5.499 | 99 | 34,597,283.93 | 13.74% | 6.261 | 359 | 80.12 | 649 |
| 5.500 - 5.999 | 174 | 60,128,109.82 | 23.88% | 6.444 | 359 | 80.71 | 641 |
| 6.000 - 6.499 | 180 | 61,375,425.21 | 24.38% | 6.728 | 359 | 79.85 | 631 |
| 6.500 - 6.999 | 120 | 36,960,147.02 | 14.68% | 7.185 | 359 | 82.18 | 628 |
| 7.000 - 7.499 | 65 | 18,828,687.51 | 7.48% | 7.521 | 359 | 85.87 | 612 |
| 7.500 - 7.999 | 38 | 8,443,815.10 | 3.35% | 7.835 | 359 | 80.87 | 610 |
| 8.000 - 8.499 | 85 | 14,172,792.76 | 5.63% | 8.315 | 359 | 83.69 | 596 |
| 8.500 - 8.999 | 7 | 766,070.58 | 0.30% | 8.956 | 358 | 83.34 | 585 |
| 9.000 - 9.499 | 3 | 333,783.18 | 0.13% | 9.334 | 356 | 83.59 | 562 |
| 9.500 - 9.999 | 3 | 484,553.53 | 0.19% | 8.473 | 358 | 69.76 | 533 |
| **Total** | **818** | **251,744,422.04** | **100.00%** | **6.840** | **359** | **81.08** | **632** |

| Minimum Interest Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 4 | 1,058,546.03 | 0.42% | 4.990 | 359 | 70.61 | 672 |
| 5.000 - 5.499 | 17 | 6,688,144.90 | 2.66% | 5.252 | 359 | 79.16 | 663 |
| 5.500 - 5.999 | 103 | 34,825,664.38 | 13.83% | 5.880 | 359 | 80.75 | 653 |
| 6.000 - 6.499 | 134 | 46,843,570.69 | 18.61% | 6.277 | 359 | 79.80 | 648 |
| 6.500 - 6.999 | 238 | 84,656,174.84 | 33.63% | 6.764 | 359 | 80.75 | 638 |
| 7.000 - 7.499 | 71 | 23,221,376.30 | 9.22% | 7.237 | 359 | 83.31 | 633 |
| 7.500 - 7.999 | 112 | 32,472,541.17 | 12.90% | 7.734 | 359 | 81.29 | 600 |
| 8.000 - 8.499 | 45 | 8,288,073.29 | 3.29% | 8.260 | 359 | 83.25 | 600 |
| 8.500 - 8.999 | 59 | 9,563,749.41 | 3.80% | 8.711 | 359 | 86.42 | 578 |
| 9.000 - 9.499 | 15 | 2,377,081.87 | 0.94% | 9.236 | 358 | 81.56 | 562 |
| 9.500 - 9.999 | 15 | 1,331,046.40 | 0.53% | 9.631 | 358 | 76.33 | 535 |
| 10.000 -10.499 | 4 | 378,481.49 | 0.15% | 10.188 | 358 | 82.56 | 528 |
| 10.500 -10.999 | 1 | 39,971.27 | 0.02% | 10.990 | 358 | 86.21 | 520 |
| **Total** | **818** | **251,744,422.04** | **100.00%** | **6.840** | **359** | **81.08** | **632** |

| Maximum Interest Rate (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 10.000 -10.499 | 1 | 499,128.55 | 0.20% | 7.490 | 359 | 90.00 | 625 |
| 11.000 -11.499 | 4 | 1,058,546.03 | 0.42% | 4.990 | 359 | 70.61 | 672 |
| 11.500 -11.999 | 17 | 6,688,144.90 | 2.66% | 5.252 | 359 | 79.16 | 663 |
| 12.000 -12.499 | 104 | 35,200,966.03 | 13.98% | 5.885 | 359 | 80.74 | 652 |
| 12.500 -12.999 | 133 | 46,012,116.78 | 18.28% | 6.261 | 359 | 79.84 | 649 |
| 13.000 -13.499 | 236 | 83,970,619.59 | 33.36% | 6.764 | 359 | 80.81 | 638 |
| 13.500 -13.999 | 71 | 23,004,489.45 | 9.14% | 7.211 | 359 | 82.31 | 633 |
| 14.000 -14.499 | 114 | 33,317,023.81 | 13.23% | 7.747 | 359 | 81.46 | 601 |
| 14.500 -14.999 | 43 | 8,156,236.92 | 3.24% | 8.190 | 359 | 83.90 | 600 |
| 15.000 -15.499 | 56 | 9,371,620.34 | 3.72% | 8.707 | 359 | 86.43 | 577 |
| 15.500 -15.999 | 19 | 2,767,405.71 | 1.10% | 9.207 | 358 | 82.07 | 565 |
| 16.000 -16.499 | 15 | 1,279,671.17 | 0.51% | 9.668 | 358 | 76.11 | 539 |
| 16.500 -16.999 | 3 | 297,652.40 | 0.12% | 10.157 | 359 | 80.54 | 531 |
| 17.000 -17.499 | 2 | 120,800.36 | 0.05% | 10.528 | 356 | 88.75 | 518 |
| **Total** | **818** | **251,744,422.04** | **100.00%** | **6.840** | **359** | **81.08** | **632** |

| Initial Periodic Rate Cap (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 11 | 2,991,025.67 | 1.19% | 7.538 | 359 | 80.30 | 594 |
| 1.500 | 524 | 153,749,502.77 | 61.07% | 6.990 | 359 | 80.65 | 620 |
| 1.900 | 1 | 401,148.05 | 0.16% | 8.875 | 358 | 80.00 | 637 |
| 2.000 | 2 | 472,969.53 | 0.19% | 6.478 | 358 | 80.76 | 628 |
| 3.000 | 249 | 84,958,974.60 | 33.75% | 6.591 | 359 | 82.33 | 652 |
| 5.000 | 31 | 9,170,801.42 | 3.64% | 6.332 | 359 | 77.05 | 662 |
| **Total** | **818** | **251,744,422.04** | **100.00%** | **6.840** | **359** | **81.08** | **632** |

| Subsequent Periodic Rate Cap (%) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 812 | 250,467,320.19 | 99.49% | 6.839 | 359 | 81.11 | 632 |
| 1.500 | 5 | 901,800.20 | 0.36% | 7.248 | 358 | 73.87 | 634 |
| 2.000 | 1 | 375,301.65 | 0.15% | 6.375 | 358 | 79.66 | 642 |
| **Total** | **818** | **251,744,422.04** | **100.00%** | **6.840** | **359** | **81.08** | **632** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 05/01/05 | 1 | 216,313.60 | 0.09% | 6.750 | 359 | 68.40 | 500 |
| 06/01/06 | 1 | 93,306.23 | 0.04% | 9.300 | 354 | 90.00 | 526 |
| 07/01/06 | 1 | 80,829.09 | 0.03% | 10.300 | 355 | 90.00 | 517 |
| 08/01/06 | 4 | 965,962.17 | 0.38% | 8.681 | 356 | 85.50 | 634 |
| 09/01/06 | 16 | 3,691,761.18 | 1.47% | 7.131 | 357 | 79.52 | 630 |
| 10/01/06 | 186 | 55,538,324.04 | 22.06% | 6.965 | 358 | 80.29 | 629 |
| 11/01/06 | 526 | 167,287,633.24 | 66.45% | 6.825 | 359 | 81.39 | 631 |
| 12/01/06 | 1 | 437,000.00 | 0.17% | 7.125 | 360 | 95.00 | 641 |
| 05/01/07 | 1 | 119,165.50 | 0.05% | 8.350 | 353 | 90.00 | 666 |
| 07/01/07 | 1 | 43,862.52 | 0.02% | 8.990 | 355 | 88.00 | 534 |
| 09/01/07 | 1 | 334,129.85 | 0.13% | 6.750 | 357 | 59.92 | 604 |
| 10/01/07 | 11 | 2,980,300.76 | 1.18% | 6.976 | 358 | 90.26 | 652 |
| 11/01/07 | 19 | 5,353,857.80 | 2.13% | 6.207 | 359 | 83.72 | 642 |
| 09/01/09 | 6 | 2,364,997.73 | 0.94% | 6.892 | 357 | 80.59 | 673 |
| 10/01/09 | 10 | 2,595,974.51 | 1.03% | 6.830 | 358 | 74.77 | 645 |
| 11/01/09 | 33 | 9,641,003.82 | 3.83% | 6.295 | 359 | 77.96 | 666 |
| **Total** | **818** | **251,744,422.04** | **100.00%** | **6.840** | **359** | **81.08** | **632** |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

| | |
|---|---|
| % of Silent Seconds | 38.64% |
| Combined LTV | 89.21% |

## Soundview WMC-2004-1
## Stated Doc

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $101,428,531 | $14,996 | $798,921 |
| Average Scheduled Principal Balance | $247,992 | | |
| Number of Mortgage Loans | 409 | | |
| | | | |
| Weighted Average Gross Coupon | 7.101% | 4.990% | 12.875% |
| Weighted Average FICO Score | 630 | 500 | 803 |
| Weighted Average Combined Original LTV | 76.80% | 28.60% | 100.00% |
| | | | |
| Weighted Average Original Term | 356 months | 180 months | 360 months |
| Weighted Average Stated Remaining Term | 355 months | 177 months | 359 months |
| Weighted Average Seasoning | 1 months | 1 months | 7 months |
| | | | |
| Weighted Average Gross Margin | 6.416% | 4.375% | 9.000% |
| Weighted Average Minimum Interest Rate | 7.056% | 4.990% | 9.850% |
| Weighted Average Maximum Interest Rate | 13.545% | 10.490% | 16.350% |
| Weighted Average Initial Rate Cap | 1.784% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.004% | 1.000% | 1.500% |
| Weighted Average Months to Roll | 24 months | 20 months | 59 months |
| | | | |
| Maturity Date | | Sep 1 2019 | Nov 1 2034 |
| Maximum Zip Code Concentration | 1.48% | 91343 (Sepulveda, CA) | |
| | | | |
| ARM | 85.44% | | |
| Fixed Rate | 14.56% | | |
| | | | |
| 2/28 6 MO LIBOR | 70.53% | | |
| 2/28 6 MO LIBOR IO | 7.67% | | |
| 3/27 6 MO LIBOR | 5.31% | | |
| 5/25 6 MO LIBOR | 1.65% | | |
| 5/25 6 MO LIBOR IO | 0.27% | | |
| Fixed Rate | 13.59% | | |
| Fixed Rate Balloon | 0.97% | | |
| | | | |
| Interest Only | 7.94% | | |
| Not Interest Only | 92.06% | | |
| | | | |
| Prepay Penalty: 0 months | 27.15% | | |
| Prepay Penalty: 12 months | 5.26% | | |
| Prepay Penalty: 24 months | 52.68% | | |
| Prepay Penalty: 36 months | 14.90% | | |
| | | | |
| First Lien | 99.03% | | |
| Second Lien | 0.97% | | |
| | | | |
| Stated Documentation | 100.00% | | |
| | | | |
| Cash Out Refinance | 54.35% | | |
| Purchase | 26.73% | | |
| Rate/Term Refinance | 18.92% | | |
| | | | |
| 2-4 Units | 0.81% | | |
| Condominium | 8.94% | | |
| Duplex | 5.66% | | |
| Manufactured Housing | 0.67% | | |
| PUD | 8.45% | | |
| Single Family | 72.71% | | |
| Triplex | 2.76% | | |
| | | | |
| Investor | 8.88% | | |
| Primary | 86.20% | | |
| Second Home | 4.92% | | |
| | | | |
| Top 5 States: | | | |
| California | 61.50% | | |
| New York | 8.01% | | |
| Illinois | 3.74% | | |
| Florida | 2.83% | | |
| Texas | 2.70% | | |

## Soundview WMC-2004-1

### Stated Doc

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 17 | 675,476.12 | 0.67% | 10.301 | 253 | 77.78 | 633 |
| 50,000.01 - 100,000.00 | 41 | 3,054,776.04 | 3.01% | 8.135 | 332 | 74.29 | 632 |
| 100,000.01 - 150,000.00 | 58 | 7,332,139.97 | 7.23% | 7.451 | 343 | 72.28 | 621 |
| 150,000.01 - 200,000.00 | 66 | 11,657,853.07 | 11.49% | 7.161 | 353 | 74.82 | 629 |
| 200,000.01 - 250,000.00 | 58 | 13,202,205.32 | 13.02% | 7.009 | 355 | 72.92 | 620 |
| 250,000.01 - 300,000.00 | 38 | 10,524,763.56 | 10.38% | 6.966 | 354 | 78.21 | 628 |
| 300,000.01 - 350,000.00 | 38 | 12,317,541.34 | 12.14% | 7.073 | 359 | 76.78 | 613 |
| 350,000.01 - 400,000.00 | 39 | 14,722,575.62 | 14.52% | 7.158 | 359 | 79.19 | 635 |
| 400,000.01 - 450,000.00 | 15 | 6,449,751.31 | 6.36% | 6.836 | 359 | 79.61 | 631 |
| 450,000.01 - 500,000.00 | 15 | 7,247,653.81 | 7.15% | 6.660 | 359 | 82.37 | 651 |
| 500,000.01 - 550,000.00 | 10 | 5,284,820.21 | 5.21% | 7.090 | 359 | 79.73 | 645 |
| 550,000.01 - 600,000.00 | 6 | 3,416,913.71 | 3.37% | 7.296 | 359 | 74.60 | 634 |
| 600,000.01 - 650,000.00 | 3 | 1,872,924.96 | 1.85% | 6.151 | 359 | 77.36 | 647 |
| 650,000.01 - 700,000.00 | 2 | 1,392,274.80 | 1.37% | 6.556 | 358 | 80.00 | 645 |
| 700,000.01 - 750,000.00 | 1 | 703,526.67 | 0.69% | 7.990 | 359 | 83.31 | 601 |
| 750,000.01 - 800,000.00 | 2 | 1,573,334.48 | 1.55% | 6.949 | 358 | 69.52 | 649 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 134,837.49 | 0.13% | 4.990 | 359 | 75.00 | 711 |
| 5.000 - 5.499 | 3 | 996,605.55 | 0.98% | 5.250 | 359 | 68.83 | 676 |
| 5.500 - 5.999 | 33 | 9,487,311.62 | 9.35% | 5.849 | 359 | 75.43 | 651 |
| 6.000 - 6.499 | 46 | 14,829,049.38 | 14.62% | 6.283 | 359 | 77.31 | 657 |
| 6.500 - 6.999 | 111 | 30,469,888.65 | 30.04% | 6.777 | 354 | 76.43 | 634 |
| 7.000 - 7.499 | 57 | 12,700,187.02 | 12.52% | 7.237 | 358 | 76.61 | 649 |
| 7.500 - 7.999 | 81 | 20,908,539.76 | 20.61% | 7.736 | 354 | 78.04 | 607 |
| 8.000 - 8.499 | 20 | 3,553,832.18 | 3.50% | 8.268 | 357 | 73.48 | 575 |
| 8.500 - 8.999 | 23 | 4,739,604.91 | 4.67% | 8.643 | 357 | 79.45 | 586 |
| 9.000 - 9.499 | 12 | 1,585,544.07 | 1.56% | 9.209 | 358 | 72.90 | 548 |
| 9.500 - 9.999 | 11 | 1,525,764.40 | 1.50% | 9.747 | 311 | 76.39 | 593 |
| 10.500 -10.999 | 3 | 201,459.64 | 0.20% | 10.834 | 178 | 94.96 | 676 |
| 11.000 -11.499 | 2 | 72,069.00 | 0.07% | 11.416 | 179 | 90.00 | 677 |
| 11.500 -11.999 | 3 | 140,059.04 | 0.14% | 11.904 | 179 | 93.15 | 656 |
| 12.000 -12.499 | 2 | 43,987.64 | 0.04% | 12.082 | 179 | 88.36 | 716 |
| 12.500 -12.999 | 1 | 39,790.64 | 0.04% | 12.875 | 179 | 90.00 | 670 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 14 | 3,065,614.77 | 3.02% | 8.333 | 358 | 69.00 | 508 |
| 525-549 | 24 | 5,542,041.87 | 5.46% | 8.213 | 359 | 70.33 | 536 |
| 550-574 | 40 | 9,022,302.02 | 8.90% | 7.429 | 354 | 73.19 | 561 |
| 575-599 | 43 | 9,898,758.02 | 9.76% | 7.194 | 353 | 72.61 | 588 |
| 600-624 | 64 | 17,310,948.76 | 17.07% | 7.079 | 358 | 78.19 | 612 |
| 625-649 | 77 | 19,290,195.83 | 19.02% | 6.934 | 354 | 77.52 | 637 |
| 650-674 | 66 | 17,628,413.22 | 17.38% | 6.921 | 356 | 78.73 | 660 |
| 675-699 | 37 | 9,336,286.35 | 9.20% | 6.692 | 350 | 79.86 | 684 |
| 700+ | 44 | 10,333,970.15 | 10.19% | 6.787 | 350 | 80.06 | 733 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 24 | 3,471,804.47 | 3.42% | 7.077 | 350 | 40.89 | 601 |
| 50.00- 54.99 | 7 | 1,854,612.06 | 1.83% | 7.402 | 355 | 52.25 | 618 |
| 55.00- 59.99 | 15 | 3,320,579.08 | 3.27% | 6.960 | 356 | 58.34 | 613 |
| 60.00- 64.99 | 19 | 4,714,635.23 | 4.65% | 7.224 | 359 | 62.58 | 598 |
| 65.00- 69.99 | 20 | 4,623,853.20 | 4.56% | 7.167 | 357 | 67.64 | 601 |
| 70.00- 74.99 | 54 | 12,947,248.07 | 12.76% | 7.198 | 352 | 70.95 | 605 |
| 75.00- 79.99 | 77 | 20,226,111.40 | 19.94% | 6.817 | 356 | 77.02 | 637 |
| 80.00 | 59 | 15,990,673.35 | 15.77% | 6.814 | 359 | 80.00 | 652 |
| 80.01- 84.99 | 15 | 4,477,051.39 | 4.41% | 7.051 | 359 | 83.68 | 602 |
| 85.00- 89.99 | 69 | 19,678,559.21 | 19.40% | 7.190 | 356 | 86.75 | 635 |
| 90.00- 94.99 | 48 | 9,979,389.79 | 9.84% | 7.710 | 344 | 90.00 | 658 |
| 100.00 | 2 | 144,013.74 | 0.14% | 11.216 | 178 | 100.00 | 654 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 27 | 2,357,799.04 | 2.32% | 8.650 | 179 | 78.78 | 656 |
| 360 | 382 | 99,070,731.95 | 97.68% | 7.064 | 359 | 76.76 | 629 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Stated Remaining Term (month | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 27 | 2,357,799.04 | 2.32% | 8.650 | 179 | 78.78 | 656 |
| 301-360 | 382 | 99,070,731.95 | 97.68% | 7.064 | 359 | 76.76 | 629 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 16 | 2,391,843.94 | 2.36% | 7.406 | 344 | 70.11 | 626 |
| 20.01 -25.00 | 11 | 2,507,967.65 | 2.47% | 6.930 | 353 | 81.56 | 640 |
| 25.01 -30.00 | 46 | 11,106,899.76 | 10.95% | 7.054 | 350 | 72.80 | 643 |
| 30.01 -35.00 | 68 | 15,247,416.55 | 15.03% | 7.122 | 358 | 76.13 | 632 |
| 35.01 -40.00 | 72 | 18,260,702.37 | 18.00% | 7.093 | 354 | 77.32 | 625 |
| 40.01 -45.00 | 95 | 26,201,101.70 | 25.83% | 7.111 | 358 | 76.76 | 617 |
| 45.01 -50.00 | 91 | 22,998,849.23 | 22.67% | 7.047 | 354 | 78.63 | 640 |
| 50.01 -55.00 | 9 | 2,577,937.58 | 2.54% | 7.459 | 339 | 79.99 | 626 |
| 55.01 -60.00 | 1 | 135,812.21 | 0.13% | 7.875 | 358 | 80.00 | 677 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 325 | 86,658,561.61 | 85.44% | 7.064 | 359 | 77.16 | 627 |
| Fixed Rate | 84 | 14,769,969.38 | 14.56% | 7.319 | 330 | 74.74 | 645 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 275 | 71,538,659.15 | 70.53% | 7.117 | 359 | 76.38 | 622 |
| 2/28 6 MO LIBOR IO | 22 | 7,778,089.86 | 7.67% | 6.948 | 359 | 84.54 | 666 |
| 3/27 6 MO LIBOR | 20 | 5,388,677.23 | 5.31% | 6.698 | 358 | 78.94 | 628 |
| 5/25 6 MO LIBOR | 7 | 1,678,635.37 | 1.65% | 6.709 | 359 | 70.07 | 669 |
| 5/25 6 MO LIBOR IO | 1 | 274,500.00 | 0.27% | 6.000 | 359 | 78.43 | 644 |
| Fixed Rate | 69 | 13,783,350.94 | 13.59% | 7.093 | 341 | 73.55 | 642 |
| Fixed Rate Balloon | 15 | 986,618.44 | 0.97% | 10.476 | 179 | 91.39 | 695 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 23 | 8,052,589.86 | 7.94% | 6.915 | 359 | 84.33 | 665 |
| Not Interest Only | 386 | 93,375,941.13 | 92.06% | 7.117 | 354 | 76.16 | 627 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 116 | 27,541,351.87 | 27.15% | 7.327 | 353 | 78.67 | 639 |
| Prepay Penalty: 12 months | 18 | 5,339,844.37 | 5.26% | 6.879 | 357 | 79.00 | 652 |
| Prepay Penalty: 24 months | 204 | 53,437,513.79 | 52.68% | 7.034 | 357 | 76.54 | 621 |
| Prepay Penalty: 36 months | 71 | 15,109,820.96 | 14.90% | 7.005 | 346 | 73.57 | 637 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 394 | 100,441,912.55 | 99.03% | 7.068 | 356 | 76.66 | 629 |
| Second Lien | 15 | 986,618.44 | 0.97% | 10.476 | 179 | 91.39 | 695 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Stated Documentation | 409 | 101,428,530.99 | 100.00% | 7.101 | 355 | 76.80 | 630 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 216 | 55,123,725.65 | 54.35% | 7.092 | 355 | 74.56 | 620 |
| Purchase | 112 | 27,110,885.02 | 26.73% | 7.181 | 354 | 81.18 | 652 |
| Rate/Term Refinance | 81 | 19,193,920.32 | 18.92% | 7.015 | 353 | 77.08 | 626 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 4 | 816,811.35 | 0.81% | 7.525 | 329 | 75.11 | 595 |
| Condominium | 36 | 9,068,600.34 | 8.94% | 7.105 | 359 | 78.73 | 641 |
| Duplex | 26 | 5,741,934.44 | 5.66% | 7.540 | 346 | 76.46 | 617 |
| Manufactured Housing | 5 | 684,288.90 | 0.67% | 6.411 | 332 | 80.99 | 692 |
| PUD | 31 | 8,571,745.52 | 8.45% | 6.890 | 356 | 78.54 | 636 |
| Single Family | 295 | 73,749,726.24 | 72.71% | 7.086 | 355 | 76.31 | 627 |
| Triplex | 12 | 2,795,424.20 | 2.76% | 7.272 | 349 | 78.39 | 666 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 49 | 9,005,030.38 | 8.88% | 7.516 | 351 | 76.85 | 669 |
| Primary | 337 | 87,432,387.18 | 86.20% | 7.059 | 355 | 76.75 | 625 |
| Second Home | 23 | 4,991,113.43 | 4.92% | 7.092 | 357 | 77.71 | 635 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 9 | 1,502,383.39 | 1.48% | 6.946 | 359 | 81.79 | 640 |
| California | 208 | 62,382,344.50 | 61.50% | 6.963 | 356 | 75.68 | 631 |
| Colorado | 8 | 1,683,065.74 | 1.66% | 7.787 | 359 | 83.35 | 620 |
| Connecticut | 2 | 342,017.94 | 0.34% | 7.469 | 359 | 80.00 | 622 |
| Delaware | 1 | 283,316.43 | 0.28% | 8.175 | 359 | 90.00 | 602 |
| District of Columbia | 4 | 971,028.83 | 0.96% | 7.266 | 359 | 64.96 | 584 |
| Florida | 17 | 2,872,919.23 | 2.83% | 7.296 | 351 | 79.86 | 643 |
| Georgia | 4 | 535,283.68 | 0.53% | 7.466 | 346 | 80.06 | 660 |
| Idaho | 2 | 428,551.23 | 0.42% | 8.903 | 356 | 71.35 | 524 |
| Illinois | 17 | 3,792,343.47 | 3.74% | 7.042 | 359 | 80.89 | 645 |
| Indiana | 2 | 179,652.67 | 0.18% | 7.072 | 359 | 82.91 | 666 |
| Louisiana | 7 | 1,011,682.45 | 1.00% | 7.858 | 359 | 83.88 | 599 |
| Maryland | 7 | 1,428,560.40 | 1.41% | 7.065 | 324 | 78.64 | 621 |
| Massachusetts | 6 | 1,339,000.24 | 1.32% | 7.461 | 352 | 71.45 | 613 |
| Michigan | 2 | 306,982.06 | 0.30% | 7.756 | 359 | 71.53 | 591 |
| Missouri | 4 | 420,652.40 | 0.41% | 8.077 | 340 | 84.77 | 633 |
| Nevada | 10 | 2,001,146.40 | 1.97% | 7.192 | 359 | 78.56 | 648 |
| New Hampshire | 2 | 983,771.74 | 0.97% | 6.487 | 358 | 84.90 | 676 |
| New Jersey | 11 | 2,507,940.24 | 2.47% | 7.306 | 356 | 74.18 | 623 |
| New Mexico | 1 | 202,631.97 | 0.20% | 6.500 | 358 | 70.00 | 557 |
| New York | 31 | 8,128,389.55 | 8.01% | 7.227 | 353 | 79.00 | 639 |
| North Carolina | 2 | 466,793.10 | 0.46% | 9.649 | 358 | 76.49 | 541 |
| Ohio | 1 | 58,613.55 | 0.06% | 8.375 | 359 | 85.00 | 762 |
| Oklahoma | 2 | 93,062.56 | 0.09% | 8.215 | 359 | 75.49 | 588 |
| Oregon | 3 | 658,869.76 | 0.65% | 6.499 | 359 | 72.29 | 616 |
| Pennsylvania | 8 | 1,139,150.24 | 1.12% | 7.211 | 339 | 73.38 | 607 |
| Rhode Island | 1 | 131,868.34 | 0.13% | 5.990 | 359 | 66.00 | 564 |
| Tennessee | 3 | 173,960.31 | 0.17% | 9.358 | 317 | 70.37 | 589 |
| Texas | 21 | 2,740,990.39 | 2.70% | 7.617 | 341 | 79.16 | 631 |
| Utah | 2 | 220,325.54 | 0.22% | 7.539 | 323 | 84.00 | 675 |
| Vermont | 2 | 345,869.04 | 0.34% | 6.864 | 358 | 70.02 | 611 |
| Virginia | 7 | 1,803,391.41 | 1.78% | 7.103 | 359 | 82.24 | 598 |
| Washington | 1 | 232,001.70 | 0.23% | 7.500 | 359 | 89.99 | 614 |
| Wisconsin | 1 | 59,970.49 | 0.06% | 9.500 | 359 | 48.00 | 619 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 125,896.51 | 0.15% | 6.990 | 359 | 70.00 | 581 |
| 4.500 - 4.999 | 7 | 2,200,153.33 | 2.54% | 5.740 | 358 | 75.11 | 687 |
| 5.000 - 5.499 | 19 | 5,877,573.32 | 6.78% | 6.399 | 358 | 78.67 | 642 |
| 5.500 - 5.999 | 54 | 15,455,076.82 | 17.83% | 6.551 | 359 | 76.21 | 636 |
| 6.000 - 6.499 | 94 | 27,524,112.28 | 31.76% | 6.876 | 359 | 76.82 | 626 |
| 6.500 - 6.999 | 55 | 14,685,783.72 | 16.95% | 7.217 | 359 | 75.20 | 629 |
| 7.000 - 7.499 | 51 | 11,509,512.63 | 13.28% | 7.681 | 359 | 80.96 | 617 |
| 7.500 - 7.999 | 25 | 5,949,388.00 | 6.87% | 8.146 | 359 | 76.40 | 602 |
| 8.000 - 8.499 | 17 | 3,025,971.67 | 3.49% | 8.273 | 359 | 80.29 | 608 |
| 8.500 - 8.999 | 1 | 211,435.92 | 0.24% | 8.375 | 358 | 79.89 | 592 |
| 9.000 - 9.499 | 1 | 93,657.41 | 0.11% | 9.500 | 358 | 75.00 | 545 |
| **Total** | **325** | **86,658,561.61** | **100.00%** | **7.064** | **359** | **77.16** | **627** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 134,837.49 | 0.16% | 4.990 | 359 | 75.00 | 711 |
| 5.000 - 5.499 | 3 | 996,605.55 | 1.15% | 5.250 | 359 | 68.83 | 676 |
| 5.500 - 5.999 | 32 | 9,262,536.04 | 10.69% | 5.845 | 359 | 75.41 | 651 |
| 6.000 - 6.499 | 41 | 13,051,795.78 | 15.06% | 6.277 | 359 | 76.96 | 661 |
| 6.500 - 6.999 | 86 | 25,090,676.47 | 28.95% | 6.800 | 359 | 77.65 | 627 |
| 7.000 - 7.499 | 44 | 10,238,050.35 | 11.81% | 7.271 | 359 | 77.61 | 649 |
| 7.500 - 7.999 | 66 | 17,904,831.22 | 20.66% | 7.728 | 359 | 78.25 | 604 |
| 8.000 - 8.499 | 19 | 3,815,284.53 | 4.40% | 8.329 | 359 | 74.91 | 581 |
| 8.500 - 8.999 | 19 | 3,749,647.06 | 4.33% | 8.598 | 359 | 79.47 | 587 |
| 9.000 - 9.499 | 9 | 1,393,198.83 | 1.61% | 9.212 | 358 | 72.90 | 544 |
| 9.500 - 9.999 | 5 | 1,021,098.29 | 1.18% | 9.708 | 358 | 73.94 | 544 |
| **Total** | **325** | **86,658,561.61** | **100.00%** | **7.064** | **359** | **77.16** | **627** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 10.000 -10.499 | 1 | 499,128.55 | 0.58% | 7.490 | 359 | 90.00 | 625 |
| 11.000 -11.499 | 1 | 134,837.49 | 0.16% | 4.990 | 359 | 75.00 | 711 |
| 11.500 -11.999 | 3 | 996,605.55 | 1.15% | 5.250 | 359 | 68.83 | 676 |
| 12.000 -12.499 | 32 | 9,262,536.04 | 10.69% | 5.845 | 359 | 75.41 | 651 |
| 12.500 -12.999 | 41 | 13,051,795.78 | 15.06% | 6.277 | 359 | 76.96 | 661 |
| 13.000 -13.499 | 83 | 24,082,345.62 | 27.79% | 6.794 | 359 | 77.95 | 627 |
| 13.500 -13.999 | 43 | 9,837,888.95 | 11.35% | 7.202 | 359 | 76.15 | 650 |
| 14.000 -14.499 | 69 | 19,031,369.08 | 21.96% | 7.746 | 359 | 78.42 | 607 |
| 14.500 -14.999 | 19 | 3,598,110.37 | 4.15% | 8.214 | 359 | 73.86 | 574 |
| 15.000 -15.499 | 19 | 3,749,647.06 | 4.33% | 8.598 | 359 | 79.47 | 587 |
| 15.500 -15.999 | 9 | 1,393,198.83 | 1.61% | 9.212 | 358 | 72.90 | 544 |
| 16.000 -16.499 | 5 | 1,021,098.29 | 1.18% | 9.708 | 358 | 73.94 | 544 |
| **Total** | **325** | **86,658,561.61** | **100.00%** | **7.064** | **359** | **77.16** | **627** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 3 | 1,028,110.60 | 1.19% | 7.716 | 359 | 77.78 | 611 |
| 1.500 | 265 | 69,240,428.89 | 79.90% | 7.105 | 359 | 76.33 | 622 |
| 3.000 | 56 | 16,115,522.12 | 18.60% | 6.862 | 359 | 80.65 | 648 |
| 5.000 | 1 | 274,500.00 | 0.32% | 6.000 | 359 | 78.43 | 644 |
| **Total** | **325** | **86,658,561.61** | **100.00%** | **7.064** | **359** | **77.16** | **627** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 322 | 85,987,102.81 | 99.23% | 7.061 | 359 | 77.18 | 627 |
| 1.500 | 3 | 671,458.80 | 0.77% | 7.425 | 358 | 73.74 | 605 |
| **Total** | **325** | **86,658,561.61** | **100.00%** | **7.064** | **359** | **77.16** | **627** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 08/01/06 | 3 | 704,084.80 | 0.81% | 7.969 | 356 | 70.28 | 598 |
| 09/01/06 | 2 | 826,651.09 | 0.95% | 6.371 | 357 | 75.35 | 710 |
| 10/01/06 | 67 | 17,914,760.55 | 20.67% | 7.201 | 358 | 76.28 | 627 |
| 11/01/06 | 225 | 59,871,252.57 | 69.09% | 7.070 | 359 | 77.56 | 625 |
| 05/01/07 | 1 | 119,165.50 | 0.14% | 8.350 | 353 | 90.00 | 666 |
| 07/01/07 | 1 | 184,592.85 | 0.21% | 6.750 | 355 | 90.00 | 644 |
| 09/01/07 | 1 | 334,129.85 | 0.39% | 6.750 | 357 | 59.92 | 604 |
| 10/01/07 | 4 | 1,056,156.28 | 1.22% | 6.972 | 358 | 86.45 | 644 |
| 11/01/07 | 13 | 3,694,632.75 | 4.26% | 6.559 | 359 | 77.61 | 624 |
| 10/01/09 | 2 | 708,961.10 | 0.82% | 7.301 | 358 | 83.15 | 633 |
| 11/01/09 | 6 | 1,244,174.27 | 1.44% | 6.215 | 359 | 64.47 | 684 |
| **Total** | **325** | **86,658,561.61** | **100.00%** | **7.064** | **359** | **77.16** | **627** |

## Soundview WMC-2004-1
## IO

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $105,198,698 | $65,600 | $830,000 |
| Average Scheduled Principal Balance | $312,162 | | |
| Number of Mortgage Loans | 337 | | |
| | | | |
| Weighted Average Gross Coupon | 6.538% | 4.990% | 8.750% |
| Weighted Average FICO Score | 662 | 542 | 796 |
| Weighted Average Combined Original LTV | 81.53% | 30.00% | 95.00% |
| | | | |
| *Weighted Average Original Term* | *360 months* | *360 months* | *360 months* |
| Weighted Average Stated Remaining Term | 359 months | 357 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 3 months |
| | | | |
| Weighted Average Gross Margin | 6.012% | 4.500% | 8.250% |
| Weighted Average Minimum Interest Rate | 6.535% | 4.990% | 8.075% |
| Weighted Average Maximum Interest Rate | 13.032% | 11.490% | 14.490% |
| Weighted Average Initial Rate Cap | 3.144% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.000% | 1.000% | 1.000% |
| Weighted Average Months to Roll | 26 months | 21 months | 59 months |
| | | | |
| Maturity Date | | Sep 1 2034 | Dec 1 2034 |
| Maximum Zip Code Concentration | 2.27% | 91335 (Encino, CA) | |
| | | | |
| ARM | 100.00% | | |
| | | | |
| 2/28 6 MO LIBOR IO | 90.89% | | |
| 5/25 6 MO LIBOR IO | 9.11% | | |
| | | | |
| Interest Only | 100.00% | | |
| | | | |
| Prepay Penalty: 0 months | 19.52% | | |
| Prepay Penalty: 12 months | 5.19% | | |
| Prepay Penalty: 24 months | 68.97% | | |
| Prepay Penalty: 36 months | 6.32% | | |
| | | | |
| First Lien | 100.00% | | |
| | | | |
| Full Documentation | 36.59% | | |
| Full/Alternative Documentation | 4.59% | | |
| Limited Documentation | 10.89% | | |
| Lite Documentation | 6.73% | | |
| Stated Documentation | 7.65% | | |
| Streamline Documentation | 33.55% | | |
| | | | |
| Cash Out Refinance | 28.91% | | |
| Purchase | 59.47% | | |
| Rate/Term Refinance | 11.63% | | |
| | | | |
| Condominium | 9.91% | | |
| Duplex | 2.25% | | |
| PUD | 11.05% | | |
| Single Family | 76.80% | | |
| | | | |
| Primary | 97.55% | | |
| Second Home | 2.45% | | |
| | | | |
| Top 5 States: | | | |
| California | 76.19% | | |
| Virginia | 4.07% | | |
| Florida | 2.21% | | |
| Arizona | 2.08% | | |
| Maryland | 1.49% | | |

## Soundview WMC-2004-1

### IO

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 50,000.01 - 100,000.00 | 13 | 1,132,272.00 | 1.08% | 6.564 | 359 | 81.32 | 652 |
| 100,000.01 - 150,000.00 | 25 | 3,129,914.00 | 2.98% | 6.542 | 359 | 80.15 | 664 |
| 150,000.01 - 200,000.00 | 43 | 7,777,586.04 | 7.39% | 6.450 | 359 | 78.60 | 668 |
| 200,000.01 - 250,000.00 | 48 | 10,727,708.26 | 10.20% | 6.561 | 359 | 82.16 | 661 |
| 250,000.01 - 300,000.00 | 53 | 14,574,525.34 | 13.85% | 6.518 | 359 | 80.53 | 659 |
| 300,000.01 - 350,000.00 | 37 | 12,183,714.35 | 11.58% | 6.378 | 359 | 80.93 | 663 |
| 350,000.01 - 400,000.00 | 38 | 14,301,190.31 | 13.59% | 6.604 | 359 | 82.68 | 657 |
| 400,000.01 - 450,000.00 | 27 | 11,529,172.39 | 10.96% | 6.574 | 359 | 82.78 | 668 |
| 450,000.01 - 500,000.00 | 18 | 8,571,618.20 | 8.15% | 6.752 | 359 | 82.19 | 666 |
| 500,000.01 - 550,000.00 | 12 | 6,319,250.00 | 6.01% | 6.669 | 359 | 80.90 | 653 |
| 550,000.01 - 600,000.00 | 9 | 5,174,807.50 | 4.92% | 6.602 | 359 | 83.85 | 686 |
| 600,000.01 - 650,000.00 | 4 | 2,520,200.00 | 2.40% | 6.279 | 358 | 87.54 | 641 |
| 650,000.01 - 700,000.00 | 4 | 2,687,440.00 | 2.55% | 6.438 | 359 | 77.32 | 657 |
| 700,000.01 - 750,000.00 | 3 | 2,152,800.00 | 2.05% | 6.500 | 359 | 79.42 | 661 |
| 750,000.01 - 800,000.00 | 1 | 760,000.00 | 0.72% | 6.250 | 359 | 80.00 | 686 |
| 800,000.01 - 850,000.00 | 2 | 1,656,500.00 | 1.57% | 6.246 | 359 | 81.63 | 645 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 5.000 - 5.499 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 5.500 - 5.999 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 6.000 - 6.499 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 6.500 - 6.999 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 7.000 - 7.499 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 7.500 - 7.999 | 11 | 3,218,180.20 | 3.06% | 7.674 | 359 | 84.23 | 641 |
| 8.500 - 8.999 | 1 | 532,950.00 | 0.51% | 8.750 | 359 | 85.00 | 619 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 525-549 | 1 | 123,000.00 | 0.12% | 7.800 | 359 | 75.00 | 542 |
| 575-599 | 21 | 6,290,724.67 | 5.98% | 6.366 | 359 | 79.89 | 589 |
| 600-624 | 50 | 15,582,431.39 | 14.81% | 6.635 | 359 | 81.58 | 613 |
| 625-649 | 63 | 19,619,151.16 | 18.65% | 6.579 | 359 | 80.40 | 637 |
| 650-674 | 91 | 28,280,627.76 | 26.88% | 6.493 | 359 | 83.14 | 663 |
| 675-699 | 51 | 17,817,929.43 | 16.94% | 6.591 | 359 | 81.75 | 687 |
| 700+ | 60 | 17,484,833.98 | 16.62% | 6.477 | 359 | 80.59 | 735 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 2 | 460,000.00 | 0.44% | 6.160 | 358 | 36.18 | 637 |
| 50.00- 54.99 | 2 | 715,000.00 | 0.68% | 5.697 | 359 | 53.81 | 599 |
| 55.00- 59.99 | 1 | 200,000.00 | 0.19% | 6.450 | 359 | 57.14 | 599 |
| 60.00- 64.99 | 4 | 1,010,712.00 | 0.96% | 6.175 | 359 | 62.51 | 627 |
| 65.00- 69.99 | 2 | 1,494,000.00 | 1.42% | 6.389 | 359 | 68.69 | 617 |
| 70.00- 74.99 | 3 | 673,920.00 | 0.64% | 6.464 | 359 | 74.33 | 662 |
| 75.00- 79.99 | 11 | 3,880,000.00 | 3.69% | 6.604 | 359 | 77.09 | 645 |
| 80.00 | 239 | 71,128,150.91 | 67.61% | 6.489 | 359 | 80.00 | 670 |
| 80.01- 84.99 | 6 | 1,966,149.99 | 1.87% | 6.566 | 359 | 83.81 | 660 |
| 85.00- 89.99 | 24 | 8,663,637.96 | 8.24% | 6.610 | 359 | 87.13 | 644 |
| 90.00- 94.99 | 28 | 9,969,138.13 | 9.48% | 6.846 | 359 | 91.01 | 652 |
| 95.00- 99.99 | 15 | 5,037,989.40 | 4.79% | 6.726 | 359 | 95.00 | 647 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 360 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 301-360 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 10 | 2,645,190.99 | 2.51% | 6.170 | 359 | 80.80 | 659 |
| 20.01 -25.00 | 8 | 2,067,706.00 | 1.97% | 6.524 | 359 | 80.87 | 637 |
| 25.01 -30.00 | 25 | 7,836,270.00 | 7.45% | 6.685 | 359 | 82.90 | 650 |
| 30.01 -35.00 | 46 | 13,544,237.31 | 12.87% | 6.434 | 359 | 80.44 | 666 |
| 35.01 -40.00 | 73 | 20,500,414.35 | 19.49% | 6.608 | 359 | 80.70 | 678 |
| 40.01 -45.00 | 118 | 40,134,116.29 | 38.15% | 6.522 | 359 | 81.53 | 658 |
| 45.01 -50.00 | 44 | 13,870,373.46 | 13.18% | 6.558 | 359 | 82.27 | 659 |
| 50.01 -55.00 | 12 | 4,448,199.99 | 4.23% | 6.570 | 359 | 84.33 | 655 |
| 55.01 -60.00 | 1 | 152,190.00 | 0.14% | 6.990 | 359 | 95.00 | 688 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR IO | 306 | 95,614,114.88 | 90.89% | 6.549 | 359 | 81.81 | 661 |
| 5/25 6 MO LIBOR IO | 31 | 9,584,583.51 | 9.11% | 6.434 | 359 | 78.80 | 669 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 64 | 20,529,608.37 | 19.52% | 6.782 | 359 | 83.27 | 661 |
| Prepay Penalty: 12 months | 14 | 5,458,503.98 | 5.19% | 6.694 | 359 | 81.38 | 659 |
| Prepay Penalty: 24 months | 236 | 72,557,335.53 | 68.97% | 6.468 | 359 | 81.48 | 662 |
| Prepay Penalty: 36 months | 23 | 6,653,250.51 | 6.32% | 6.419 | 358 | 76.96 | 672 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 135 | 38,490,906.88 | 36.59% | 6.453 | 359 | 82.31 | 649 |
| Full/Alternative Documentation | 11 | 4,832,549.99 | 4.59% | 6.506 | 358 | 82.30 | 641 |
| Limited Documentation | 30 | 11,453,615.99 | 10.89% | 6.376 | 359 | 79.79 | 641 |
| Lite Documentation | 22 | 7,078,408.51 | 6.73% | 6.671 | 359 | 82.04 | 643 |
| Stated Documentation | 23 | 8,052,589.86 | 7.65% | 6.915 | 359 | 84.33 | 665 |
| Streamline Documentation | 116 | 35,290,627.16 | 33.55% | 6.575 | 359 | 80.41 | 689 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 97 | 30,408,745.17 | 28.91% | 6.533 | 359 | 82.98 | 641 |
| Purchase | 203 | 62,557,962.17 | 59.47% | 6.543 | 359 | 80.83 | 675 |
| Rate/Term Refinance | 37 | 12,231,991.05 | 11.63% | 6.526 | 359 | 81.54 | 648 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 42 | 10,423,169.99 | 9.91% | 6.513 | 359 | 80.64 | 669 |
| Duplex | 7 | 2,361,740.00 | 2.25% | 6.566 | 359 | 84.08 | 679 |
| PUD | 38 | 11,624,275.06 | 11.05% | 6.627 | 359 | 80.79 | 665 |
| Single Family | 250 | 80,789,513.34 | 76.80% | 6.528 | 359 | 81.68 | 660 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Primary | 328 | 102,616,706.38 | 97.55% | 6.536 | 359 | 81.53 | 660 |
| Second Home | 9 | 2,581,992.01 | 2.45% | 6.643 | 359 | 81.73 | 729 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 10 | 2,188,937.08 | 2.08% | 6.814 | 359 | 80.00 | 675 |
| California | 233 | 80,150,013.46 | 76.19% | 6.513 | 359 | 81.15 | 664 |
| Colorado | 8 | 1,322,700.00 | 1.26% | 6.772 | 358 | 81.65 | 660 |
| District of Columbia | 1 | 123,000.00 | 0.12% | 7.800 | 359 | 75.00 | 542 |
| Florida | 9 | 2,327,595.51 | 2.21% | 6.607 | 359 | 80.34 | 665 |
| Georgia | 3 | 297,316.00 | 0.28% | 7.029 | 359 | 80.00 | 657 |
| Idaho | 1 | 152,190.00 | 0.14% | 6.990 | 359 | 95.00 | 688 |
| Illinois | 6 | 1,276,100.00 | 1.21% | 6.662 | 359 | 79.16 | 665 |
| Maryland | 8 | 1,565,150.00 | 1.49% | 6.607 | 359 | 82.64 | 662 |
| Massachusetts | 2 | 532,150.00 | 0.51% | 6.506 | 359 | 87.74 | 636 |
| Michigan | 1 | 505,600.00 | 0.48% | 6.500 | 359 | 80.00 | 633 |
| Minnesota | 2 | 1,158,412.96 | 1.10% | 6.107 | 358 | 92.81 | 665 |
| Montana | 1 | 115,200.00 | 0.11% | 6.626 | 359 | 80.00 | 616 |
| Nevada | 7 | 1,558,239.98 | 1.48% | 6.518 | 359 | 80.88 | 643 |
| New Jersey | 4 | 1,463,999.40 | 1.39% | 6.745 | 359 | 88.33 | 620 |
| New York | 4 | 1,488,890.00 | 1.42% | 7.217 | 359 | 87.51 | 638 |
| North Carolina | 4 | 587,470.00 | 0.56% | 6.500 | 359 | 80.00 | 661 |
| Ohio | 1 | 228,000.00 | 0.22% | 6.490 | 359 | 80.00 | 614 |
| Oregon | 4 | 688,700.00 | 0.65% | 6.121 | 359 | 81.26 | 662 |
| Pennsylvania | 1 | 643,000.00 | 0.61% | 6.625 | 359 | 94.99 | 645 |
| Rhode Island | 1 | 221,000.00 | 0.21% | 6.375 | 358 | 85.00 | 633 |
| South Carolina | 2 | 251,750.00 | 0.24% | 6.896 | 359 | 95.00 | 645 |
| Tennessee | 1 | 221,200.00 | 0.21% | 6.600 | 359 | 90.77 | 684 |
| Texas | 3 | 546,434.00 | 0.52% | 6.555 | 358 | 80.00 | 694 |
| Utah | 1 | 200,000.00 | 0.19% | 6.125 | 359 | 80.00 | 672 |
| Virginia | 16 | 4,278,050.00 | 4.07% | 6.539 | 359 | 80.06 | 666 |
| Washington | 3 | 1,107,600.00 | 1.05% | 6.407 | 359 | 80.00 | 658 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 15 | 4,672,395.20 | 4.44% | 6.513 | 359 | 80.81 | 654 |
| 5.000 - 5.499 | 59 | 17,407,623.41 | 16.55% | 6.319 | 359 | 79.95 | 661 |
| 5.500 - 5.999 | 116 | 34,859,233.87 | 33.14% | 6.327 | 359 | 79.83 | 665 |
| 6.000 - 6.499 | 74 | 23,896,639.38 | 22.72% | 6.597 | 359 | 80.64 | 666 |
| 6.500 - 6.999 | 48 | 15,701,126.94 | 14.93% | 6.880 | 359 | 85.01 | 663 |
| 7.000 - 7.499 | 15 | 5,900,747.59 | 5.61% | 6.959 | 359 | 89.06 | 641 |
| 7.500 - 7.999 | 6 | 1,806,750.00 | 1.72% | 7.116 | 359 | 84.76 | 643 |
| 8.000 - 8.499 | 4 | 954,182.00 | 0.91% | 7.583 | 359 | 88.96 | 638 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 5.000 - 5.499 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 5.500 - 5.999 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 6.000 - 6.499 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 6.500 - 6.999 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 7.000 - 7.499 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 7.500 - 7.999 | 11 | 3,218,180.20 | 3.06% | 7.674 | 359 | 84.23 | 641 |
| 8.000 - 8.499 | 1 | 532,950.00 | 0.51% | 8.750 | 359 | 85.00 | 619 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 11.000 -11.499 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 11.500 -11.999 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 12.000 -12.499 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 12.500 -12.999 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 13.000 -13.499 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 13.500 -13.999 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 14.000 -14.499 | 12 | 3,751,130.20 | 3.57% | 7.827 | 359 | 84.34 | 638 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 3 | 1,084,150.00 | 1.03% | 7.665 | 359 | 82.46 | 622 |
| 1.500 | 2 | 481,600.00 | 0.46% | 6.510 | 359 | 80.00 | 674 |
| 3.000 | 302 | 94,603,864.88 | 89.93% | 6.547 | 359 | 81.96 | 662 |
| 5.000 | 30 | 9,029,083.51 | 8.58% | 6.311 | 359 | 77.01 | 663 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 09/01/06 | 6 | 1,490,000.00 | 1.42% | 6.875 | 357 | 80.00 | 663 |
| 10/01/06 | 55 | 17,605,259.63 | 16.74% | 6.518 | 358 | 82.94 | 662 |
| 11/01/06 | 243 | 75,825,855.25 | 72.08% | 6.545 | 359 | 81.51 | 661 |
| 12/01/06 | 2 | 693,000.00 | 0.66% | 7.051 | 360 | 89.46 | 652 |
| 09/01/09 | 4 | 1,426,095.51 | 1.36% | 6.914 | 357 | 84.39 | 681 |
| 10/01/09 | 6 | 1,285,880.00 | 1.22% | 6.342 | 358 | 67.78 | 661 |
| 11/01/09 | 21 | 6,872,608.00 | 6.53% | 6.351 | 359 | 79.70 | 667 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

## Soundview WMC-2004-1
## IO

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $105,198,698 | $65,600 | $830,000 |
| Average Scheduled Principal Balance | $312,162 | | |
| Number of Mortgage Loans | 337 | | |
| | | | |
| Weighted Average Gross Coupon | 6.538% | 4.990% | 8.750% |
| Weighted Average FICO Score | 662 | 542 | 796 |
| Weighted Average Combined Original LTV | 81.53% | 30.00% | 95.00% |
| | | | |
| Weighted Average Original Term | 360 months | 360 months | 360 months |
| Weighted Average Stated Remaining Term | 359 months | 357 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 3 months |
| | | | |
| Weighted Average Gross Margin | 6.012% | 4.500% | 8.250% |
| Weighted Average Minimum Interest Rate | 6.535% | 4.990% | 8.075% |
| Weighted Average Maximum Interest Rate | 13.032% | 11.490% | 14.490% |
| Weighted Average Initial Rate Cap | 3.144% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.000% | 1.000% | 1.000% |
| Weighted Average Months to Roll | 26 months | 21 months | 59 months |
| | | | |
| Maturity Date | | Sep 1 2034 | Dec 1 2034 |
| Maximum Zip Code Concentration | 2.27% | 91335 (Encino, CA) | |
| | | | |
| ARM | 100.00% | | |
| | | | |
| 2/28 6 MO LIBOR IO | 90.89% | | |
| 5/25 6 MO LIBOR IO | 9.11% | | |
| | | | |
| Interest Only | 100.00% | | |
| | | | |
| Prepay Penalty: 0 months | 19.52% | | |
| Prepay Penalty: 12 months | 5.19% | | |
| Prepay Penalty: 24 months | 68.97% | | |
| Prepay Penalty: 36 months | 6.32% | | |
| | | | |
| First Lien | 100.00% | | |
| | | | |
| Full Documentation | 36.59% | | |
| Full/Alternative Documentation | 4.59% | | |
| Limited Documentation | 10.89% | | |
| Lite Documentation | 6.73% | | |
| Stated Documentation | 7.65% | | |
| Streamline Documentation | 33.55% | | |
| | | | |
| Cash Out Refinance | 28.91% | | |
| Purchase | 59.47% | | |
| Rate/Term Refinance | 11.63% | | |
| | | | |
| Condominium | 9.91% | | |
| Duplex | 2.25% | | |
| PUD | 11.05% | | |
| Single Family | 76.80% | | |
| | | | |
| Primary | 97.55% | | |
| Second Home | 2.45% | | |
| | | | |
| Top 5 States: | | | |
| California | 76.19% | | |
| Virginia | 4.07% | | |
| Florida | 2.21% | | |
| Arizona | 2.08% | | |
| Maryland | 1.49% | | |

## Soundview WMC-2004-1

IO

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 50,000.01 - 100,000.00 | 13 | 1,132,272.00 | 1.08% | 6.564 | 359 | 81.32 | 652 |
| 100,000.01 - 150,000.00 | 25 | 3,129,914.00 | 2.98% | 6.542 | 359 | 80.15 | 664 |
| 150,000.01 - 200,000.00 | 43 | 7,777,586.04 | 7.39% | 6.450 | 359 | 78.60 | 668 |
| 200,000.01 - 250,000.00 | 48 | 10,727,708.26 | 10.20% | 6.561 | 359 | 82.16 | 661 |
| 250,000.01 - 300,000.00 | 53 | 14,574,525.34 | 13.85% | 6.518 | 359 | 80.53 | 659 |
| 300,000.01 - 350,000.00 | 37 | 12,183,714.35 | 11.58% | 6.378 | 359 | 80.93 | 663 |
| 350,000.01 - 400,000.00 | 38 | 14,301,190.31 | 13.59% | 6.604 | 359 | 82.68 | 657 |
| 400,000.01 - 450,000.00 | 27 | 11,529,172.39 | 10.96% | 6.574 | 359 | 82.78 | 668 |
| 450,000.01 - 500,000.00 | 18 | 8,571,618.20 | 8.15% | 6.752 | 359 | 82.19 | 666 |
| 500,000.01 - 550,000.00 | 12 | 6,319,250.00 | 6.01% | 6.669 | 359 | 80.90 | 653 |
| 550,000.01 - 600,000.00 | 9 | 5,174,807.50 | 4.92% | 6.602 | 359 | 83.85 | 686 |
| 600,000.01 - 650,000.00 | 4 | 2,520,200.00 | 2.40% | 6.279 | 358 | 87.54 | 641 |
| 650,000.01 - 700,000.00 | 4 | 2,687,440.00 | 2.55% | 6.438 | 359 | 77.32 | 657 |
| 700,000.01 - 750,000.00 | 3 | 2,152,800.00 | 2.05% | 6.500 | 359 | 79.42 | 661 |
| 750,000.01 - 800,000.00 | 1 | 760,000.00 | 0.72% | 6.250 | 359 | 80.00 | 686 |
| 800,000.01 - 850,000.00 | 2 | 1,656,500.00 | 1.57% | 6.246 | 359 | 81.63 | 645 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 5.000 - 5.499 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 5.500 - 5.999 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 6.000 - 6.499 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 6.500 - 6.999 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 7.000 - 7.499 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 7.500 - 7.999 | 11 | 3,218,180.20 | 3.06% | 7.674 | 359 | 84.23 | 641 |
| 8.500 - 8.999 | 1 | 532,950.00 | 0.51% | 8.750 | 359 | 85.00 | 619 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 525-549 | 1 | 123,000.00 | 0.12% | 7.800 | 359 | 75.00 | 542 |
| 575-599 | 21 | 6,290,724.67 | 5.98% | 6.366 | 359 | 79.89 | 589 |
| 600-624 | 50 | 15,582,431.39 | 14.81% | 6.635 | 359 | 81.58 | 613 |
| 625-649 | 63 | 19,619,151.16 | 18.65% | 6.579 | 359 | 80.40 | 637 |
| 650-674 | 91 | 28,280,627.76 | 26.88% | 6.493 | 359 | 83.14 | 663 |
| 675-699 | 51 | 17,817,929.43 | 16.94% | 6.591 | 359 | 81.75 | 687 |
| 700+ | 60 | 17,484,833.98 | 16.62% | 6.477 | 359 | 80.59 | 735 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 2 | 460,000.00 | 0.44% | 6.160 | 358 | 36.18 | 637 |
| 50.00- 54.99 | 2 | 715,000.00 | 0.68% | 5.697 | 359 | 53.81 | 599 |
| 55.00- 59.99 | 1 | 200,000.00 | 0.19% | 6.450 | 359 | 57.14 | 599 |
| 60.00- 64.99 | 4 | 1,010,712.00 | 0.96% | 6.175 | 359 | 62.51 | 627 |
| 65.00- 69.99 | 2 | 1,494,000.00 | 1.42% | 6.389 | 359 | 68.69 | 617 |
| 70.00- 74.99 | 3 | 673,920.00 | 0.64% | 6.464 | 359 | 74.33 | 662 |
| 75.00- 79.99 | 11 | 3,880,000.00 | 3.69% | 6.604 | 359 | 77.09 | 645 |
| 80.00 | 239 | 71,128,150.91 | 67.61% | 6.489 | 359 | 80.00 | 670 |
| 80.01- 84.99 | 6 | 1,966,149.99 | 1.87% | 6.566 | 359 | 83.81 | 660 |
| 85.00- 89.99 | 24 | 8,663,637.96 | 8.24% | 6.610 | 359 | 87.13 | 644 |
| 90.00- 94.99 | 28 | 9,969,138.13 | 9.48% | 6.846 | 359 | 91.01 | 652 |
| 95.00- 99.99 | 15 | 5,037,989.40 | 4.79% | 6.726 | 359 | 95.00 | 647 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 360 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 301-360 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 10 | 2,645,190.99 | 2.51% | 6.170 | 359 | 80.80 | 659 |
| 20.01 -25.00 | 8 | 2,067,706.00 | 1.97% | 6.524 | 359 | 80.87 | 637 |
| 25.01 -30.00 | 25 | 7,836,270.00 | 7.45% | 6.685 | 359 | 82.90 | 650 |
| 30.01 -35.00 | 46 | 13,544,237.31 | 12.87% | 6.434 | 359 | 80.44 | 666 |
| 35.01 -40.00 | 73 | 20,500,414.35 | 19.49% | 6.608 | 359 | 80.70 | 678 |
| 40.01 -45.00 | 118 | 40,134,116.29 | 38.15% | 6.522 | 359 | 81.53 | 658 |
| 45.01 -50.00 | 44 | 13,870,373.46 | 13.18% | 6.558 | 359 | 82.27 | 659 |
| 50.01 -55.00 | 12 | 4,448,199.99 | 4.23% | 6.570 | 359 | 84.33 | 655 |
| 55.01 -60.00 | 1 | 152,190.00 | 0.14% | 6.990 | 359 | 95.00 | 688 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR IO | 306 | 95,614,114.88 | 90.89% | 6.549 | 359 | 81.81 | 661 |
| 5/25 6 MO LIBOR IO | 31 | 9,584,583.51 | 9.11% | 6.434 | 359 | 78.80 | 669 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 64 | 20,529,608.37 | 19.52% | 6.782 | 359 | 83.27 | 661 |
| Prepay Penalty: 12 months | 14 | 5,458,503.98 | 5.19% | 6.694 | 359 | 81.38 | 659 |
| Prepay Penalty: 24 months | 236 | 72,557,335.53 | 68.97% | 6.468 | 359 | 81.48 | 662 |
| Prepay Penalty: 36 months | 23 | 6,653,250.51 | 6.32% | 6.419 | 358 | 76.96 | 672 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 135 | 38,490,906.88 | 36.59% | 6.453 | 359 | 82.31 | 649 |
| Full/Alternative Documentation | 11 | 4,832,549.99 | 4.59% | 6.506 | 358 | 82.30 | 641 |
| Limited Documentation | 30 | 11,453,615.99 | 10.89% | 6.376 | 359 | 79.79 | 641 |
| Lite Documentation | 22 | 7,078,408.51 | 6.73% | 6.671 | 359 | 82.04 | 643 |
| Stated Documentation | 23 | 8,052,589.86 | 7.65% | 6.915 | 359 | 84.33 | 665 |
| Streamline Documentation | 116 | 35,290,627.16 | 33.55% | 6.575 | 359 | 80.41 | 689 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 97 | 30,408,745.17 | 28.91% | 6.533 | 359 | 82.98 | 641 |
| Purchase | 203 | 62,557,962.17 | 59.47% | 6.543 | 359 | 80.83 | 675 |
| Rate/Term Refinance | 37 | 12,231,991.05 | 11.63% | 6.526 | 359 | 81.54 | 648 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 42 | 10,423,169.99 | 9.91% | 6.513 | 359 | 80.64 | 669 |
| Duplex | 7 | 2,361,740.00 | 2.25% | 6.566 | 359 | 84.08 | 679 |
| PUD | 38 | 11,624,275.06 | 11.05% | 6.627 | 359 | 80.79 | 665 |
| Single Family | 250 | 80,789,513.34 | 76.80% | 6.528 | 359 | 81.68 | 660 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Primary | 328 | 102,616,706.38 | 97.55% | 6.536 | 359 | 81.53 | 660 |
| Second Home | 9 | 2,581,992.01 | 2.45% | 6.643 | 359 | 81.73 | 729 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 10 | 2,188,937.08 | 2.08% | 6.814 | 359 | 80.00 | 675 |
| California | 233 | 80,150,013.46 | 76.19% | 6.513 | 359 | 81.15 | 664 |
| Colorado | 8 | 1,322,700.00 | 1.26% | 6.772 | 358 | 81.65 | 660 |
| District of Columbia | 1 | 123,000.00 | 0.12% | 7.800 | 359 | 75.00 | 542 |
| Florida | 9 | 2,327,595.51 | 2.21% | 6.607 | 359 | 80.34 | 665 |
| Georgia | 3 | 297,316.00 | 0.28% | 7.029 | 359 | 80.00 | 657 |
| Idaho | 1 | 152,190.00 | 0.14% | 6.990 | 359 | 95.00 | 688 |
| Illinois | 6 | 1,276,100.00 | 1.21% | 6.662 | 359 | 79.16 | 665 |
| Maryland | 8 | 1,565,150.00 | 1.49% | 6.607 | 359 | 82.64 | 662 |
| Massachusetts | 2 | 532,150.00 | 0.51% | 6.506 | 359 | 87.74 | 636 |
| Michigan | 1 | 505,600.00 | 0.48% | 6.500 | 359 | 80.00 | 633 |
| Minnesota | 2 | 1,158,412.96 | 1.10% | 6.107 | 358 | 92.81 | 665 |
| Montana | 1 | 115,200.00 | 0.11% | 6.626 | 359 | 80.00 | 616 |
| Nevada | 7 | 1,558,239.98 | 1.48% | 6.518 | 359 | 80.88 | 643 |
| New Jersey | 4 | 1,463,999.40 | 1.39% | 6.745 | 359 | 88.33 | 620 |
| New York | 4 | 1,488,890.00 | 1.42% | 7.217 | 359 | 87.51 | 638 |
| North Carolina | 4 | 587,470.00 | 0.56% | 6.500 | 359 | 80.00 | 661 |
| Ohio | 1 | 228,000.00 | 0.22% | 6.490 | 359 | 80.00 | 614 |
| Oregon | 4 | 688,700.00 | 0.65% | 6.121 | 359 | 81.26 | 662 |
| Pennsylvania | 1 | 643,000.00 | 0.61% | 6.625 | 359 | 94.99 | 645 |
| Rhode Island | 1 | 221,000.00 | 0.21% | 6.375 | 358 | 85.00 | 633 |
| South Carolina | 2 | 251,750.00 | 0.24% | 6.896 | 359 | 95.00 | 645 |
| Tennessee | 1 | 221,200.00 | 0.21% | 6.600 | 359 | 90.77 | 684 |
| Texas | 3 | 546,434.00 | 0.52% | 6.555 | 358 | 80.00 | 694 |
| Utah | 1 | 200,000.00 | 0.19% | 6.125 | 359 | 80.00 | 672 |
| Virginia | 16 | 4,278,050.00 | 4.07% | 6.539 | 359 | 80.06 | 666 |
| Washington | 3 | 1,107,600.00 | 1.05% | 6.407 | 359 | 80.00 | 658 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| *Gross Margin* | # of *Loans* | Current Principal *Balance* | Pct by Curr *Prin Bal* | Weighted Average Gross *Coupon* | *Weighted* Average Stated Remaining *Term* | Weighted Average Combined *Orig LTV* | Weighted Average *FICO* |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 15 | 4,672,395.20 | 4.44% | 6.513 | 359 | 80.81 | 654 |
| 5.000 - 5.499 | 59 | 17,407,623.41 | 16.55% | 6.319 | 359 | 79.95 | 661 |
| 5.500 - 5.999 | 116 | 34,859,233.87 | 33.14% | 6.327 | 359 | 79.83 | 665 |
| 6.000 - 6.499 | 74 | 23,896,639.38 | 22.72% | 6.597 | 359 | 80.64 | 666 |
| 6.500 - 6.999 | 48 | 15,701,126.94 | 14.93% | 6.880 | 359 | 85.01 | 663 |
| 7.000 - 7.499 | 15 | 5,900,747.59 | 5.61% | 6.959 | 359 | 89.06 | 641 |
| 7.500 - 7.999 | 6 | 1,806,750.00 | 1.72% | 7.116 | 359 | 84.76 | 643 |
| 8.000 - 8.499 | 4 | 954,182.00 | 0.91% | 7.583 | 359 | 88.96 | 638 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 5.000 - 5.499 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 5.500 - 5.999 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 6.000 - 6.499 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 6.500 - 6.999 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 7.000 - 7.499 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 7.500 - 7.999 | 11 | 3,218,180.20 | 3.06% | 7.674 | 359 | 84.23 | 641 |
| 8.000 - 8.499 | 1 | 532,950.00 | 0.51% | 8.750 | 359 | 85.00 | 619 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 11.000 -11.499 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 11.500 -11.999 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 12.000 -12.499 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 12.500 -12.999 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 13.000 -13.499 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 13.500 -13.999 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 14.000 -14.499 | 12 | 3,751,130.20 | 3.57% | 7.827 | 359 | 84.34 | 638 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 3 | 1,084,150.00 | 1.03% | 7.665 | 359 | 82.46 | 622 |
| 1.500 | 2 | 481,600.00 | 0.46% | 6.510 | 359 | 80.00 | 674 |
| 3.000 | 302 | 94,603,864.88 | 89.93% | 6.547 | 359 | 81.96 | 662 |
| 5.000 | 30 | 9,029,083.51 | 8.58% | 6.311 | 359 | 77.01 | 663 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 09/01/06 | 6 | 1,490,000.00 | 1.42% | 6.875 | 357 | 80.00 | 663 |
| 10/01/06 | 55 | 17,605,259.63 | 16.74% | 6.518 | 358 | 82.94 | 662 |
| 11/01/06 | 243 | 75,825,855.25 | 72.08% | 6.545 | 359 | 81.51 | 661 |
| 12/01/06 | 2 | 693,000.00 | 0.66% | 7.051 | 360 | 89.46 | 652 |
| 09/01/09 | 4 | 1,426,095.51 | 1.36% | 6.914 | 357 | 84.39 | 681 |
| 10/01/09 | 6 | 1,285,880.00 | 1.22% | 6.342 | 358 | 67.78 | 661 |
| 11/01/09 | 21 | 6,872,608.00 | 6.53% | 6.351 | 359 | 79.70 | 667 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

**Deal Name:** Soundview 2004-WMC1

**Detailed collateral Info**

| | # of Loans | Balance | Avg. Balance | % of group balance | WAC | WARM | FICO | OLTV | Effective LTV | DTI | % of Full Doc | % of Primary Owner | % Single Family | % of IO loans | % Cashout |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Aggregated | 2,970 | 584,433,813.80 | 196,779.06 | 100% | 7.14 | 343 | 636 | 81.8 | | 40.8 | 44.30 | 93.32 | 73.79 | 18.00 | 36.19 |
| BALANCE 0 - 50,000 | 296 | 10,515,276.50 | 35,524.58 | 2% | 10.02 | 209 | 665 | 95.1 | | 38.3 | 42.10 | 91.73 | 67.92 | - | 19.90 |
| BALANCE 50,000.01 - 75,000.00 | 345 | 21,535,012.92 | 62,420.33 | 4% | 9.06 | 247 | 657 | 90.7 | | 39.3 | 47.42 | 89.01 | 71.76 | 0.93 | 20.12 |
| BALANCE 75,000.01 - 100,000.00 | 277 | 24,416,188.39 | 88,145.08 | 4% | 8.58 | 282 | 640 | 87.9 | | 39.1 | 52.52 | 93.28 | 72.94 | 3.81 | 29.28 |
| FICO <=600 | 731 | 149,406,741.82 | 204,386.79 | 26% | 7.45 | 357 | 560 | 79.1 | | 40.4 | 67.58 | 96.75 | 78.62 | 4.98 | 52.11 |
| FICO 601-619 | 262 | 61,678,561.94 | 235,414.36 | 11% | 6.80 | 357 | 610 | 80.7 | | 41.6 | 55.79 | 93.84 | 74.11 | 16.78 | 46.76 |
| FICO 620-639 | 371 | 82,159,624.78 | 221,454.51 | 14% | 6.93 | 353 | 629 | 79.9 | | 40.4 | 40.51 | 93.83 | 75.65 | 18.70 | 36.40 |
| FICO 640-659 | 493 | 91,021,890.39 | 184,628.58 | 16% | 7.14 | 334 | 650 | 83.1 | | 41.5 | 31.65 | 94.33 | 76.12 | 21.37 | 35.20 |
| LTV 80.00 | 1,019 | 249,883,675.47 | 245,224.41 | 43% | 6.65 | 358 | 654 | 80.0 | | 41.6 | 36.06 | 94.72 | 71.66 | 28.46 | 19.80 |
| LTV 80.01- 85.00 | 208 | 48,998,428.70 | 235,569.37 | 8% | 7.22 | 356 | 603 | 84.6 | | 40.3 | 54.17 | 91.79 | 74.82 | 11.71 | 55.33 |
| LTV 85.01- 90.00 | 303 | 69,180,934.83 | 228,319.92 | 12% | 7.16 | 354 | 625 | 89.5 | | 40.3 | 57.46 | 86.02 | 77.08 | 18.28 | 48.28 |
| LTV 90.01- 95.00 | 232 | 46,591,894.30 | 200,827.13 | 8% | 7.53 | 347 | 630 | 94.8 | | 43.0 | 68.34 | 96.76 | 75.67 | 15.57 | 46.76 |
| LTV 95.01-100.00 | 631 | 44,917,070.93 | 71,183.95 | 8% | 9.76 | 201 | 683 | 99.9 | | 40.6 | 35.50 | 96.84 | 73.24 | - | 12.17 |
| Cash Out | 985 | 211,490,953.63 | 214,711.63 | 36% | 7.05 | 352 | 616 | 79.7 | | 40.3 | 52.09 | 94.24 | 78.28 | 14.38 | 100.00 |
| 2-4 Family | 8 | 2,064,017.16 | 258,002.15 | 0% | 7.12 | 325 | 660 | 72.9 | | 32.9 | - | 100.00 | - | - | 66.52 |
| Investor | 134 | 23,608,813.28 | 176,185.17 | 4% | 7.30 | 351 | 659 | 80.8 | | 37.6 | 44.17 | - | 62.90 | - | 39.96 |
| Second Home | 92 | 15,434,243.84 | 167,763.52 | 3% | 7.22 | 343 | 674 | 82.0 | | 42.9 | 29.14 | - | 53.27 | 16.73 | 17.87 |
| Limited/Lite/Streamline | 1,156 | 224,038,610.54 | 193,805.03 | 38% | 7.28 | 334 | 660 | 83.2 | | 41.1 | - | 95.48 | 72.30 | 24.02 | 20.62 |
| No Income Verification | 1 | 48,723.32 | 48,723.32 | 0% | 8.99 | 179 | 670 | 95.0 | | 38.0 | - | 100.00 | - | - | - |
| Stated | 409 | 101,428,530.99 | 247,991.52 | 17% | 7.10 | 355 | 630 | 76.8 | | 39.2 | - | 86.20 | 72.71 | 7.94 | 54.35 |
| IO Loans | 337 | 105,198,698.39 | 312,162.31 | 18% | 6.54 | 359 | 662 | 81.5 | | 39.8 | 41.18 | 97.55 | 76.80 | 100.00 | 28.91 |
| 2nd Lien | 663 | 43,637,610.04 | 65,818.42 | 7% | 10.09 | 179 | 684 | 99.2 | | 40.9 | 30.09 | 97.03 | 70.46 | - | 11.00 |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

## Soundview WMC-2004-1
## Stated Doc

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $101,428,531 | $14,996 | $798,921 |
| Average Scheduled Principal Balance | $247,992 | | |
| Number of Mortgage Loans | 409 | | |
| | | | |
| Weighted Average Gross Coupon | 7.101% | 4.990% | 12.875% |
| Weighted Average FICO Score | 630 | 500 | 803 |
| Weighted Average Combined Original LTV | 76.80% | 28.60% | 100.00% |
| | | | |
| Weighted Average Original Term | 356 months | 180 months | 360 months |
| Weighted Average Stated Remaining Term | 355 months | 177 months | 359 months |
| Weighted Average Seasoning | 1 months | 1 months | 7 months |
| | | | |
| Weighted Average Gross Margin | 6.416% | 4.375% | 9.000% |
| Weighted Average Minimum Interest Rate | 7.056% | 4.990% | 9.850% |
| Weighted Average Maximum Interest Rate | 13.545% | 10.490% | 16.350% |
| Weighted Average Initial Rate Cap | 1.784% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.004% | 1.000% | 1.500% |
| Weighted Average Months to Roll | 24 months | 20 months | 59 months |
| | | | |
| Maturity Date | | Sep 1 2019 | Nov 1 2034 |
| Maximum Zip Code Concentration | 1.48% | 91343 (Sepulveda, CA) | |
| | | | |
| ARM | 85.44% | | |
| Fixed Rate | 14.56% | | |
| | | | |
| 2/28 6 MO LIBOR | 70.53% | | |
| 2/28 6 MO LIBOR IO | 7.67% | | |
| 3/27 6 MO LIBOR | 5.31% | | |
| 5/25 6 MO LIBOR | 1.65% | | |
| 5/25 6 MO LIBOR IO | 0.27% | | |
| Fixed Rate | 13.59% | | |
| Fixed Rate Balloon | 0.97% | | |
| | | | |
| Interest Only | 7.94% | | |
| Not Interest Only | 92.06% | | |
| | | | |
| Prepay Penalty: 0 months | 27.15% | | |
| Prepay Penalty: 12 months | 5.26% | | |
| Prepay Penalty: 24 months | 52.68% | | |
| Prepay Penalty: 36 months | 14.90% | | |
| | | | |
| First Lien | 99.03% | | |
| Second Lien | 0.97% | | |
| | | | |
| Stated Documentation | 100.00% | | |
| | | | |
| Cash Out Refinance | 54.35% | | |
| Purchase | 26.73% | | |
| Rate/Term Refinance | 18.92% | | |
| | | | |
| 2-4 Units | 0.81% | | |
| Condominium | 8.94% | | |
| Duplex | 5.66% | | |
| Manufactured Housing | 0.67% | | |
| PUD | 8.45% | | |
| Single Family | 72.71% | | |
| Triplex | 2.76% | | |
| | | | |
| Investor | 8.88% | | |
| Primary | 86.20% | | |
| Second Home | 4.92% | | |
| | | | |
| Top 5 States: | | | |
| California | 61.50% | | |
| New York | 8.01% | | |
| Illinois | 3.74% | | |
| Florida | 2.83% | | |
| Texas | 2.70% | | |

## Soundview WMC-2004-1

### Stated Doc

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 17 | 675,476.12 | 0.67% | 10.301 | 253 | 77.78 | 633 |
| 50,000.01 - 100,000.00 | 41 | 3,054,776.04 | 3.01% | 8.135 | 332 | 74.29 | 632 |
| 100,000.01 - 150,000.00 | 58 | 7,332,139.97 | 7.23% | 7.451 | 343 | 72.28 | 621 |
| 150,000.01 - 200,000.00 | 66 | 11,657,853.07 | 11.49% | 7.161 | 353 | 74.82 | 629 |
| 200,000.01 - 250,000.00 | 58 | 13,202,205.32 | 13.02% | 7.009 | 355 | 72.92 | 620 |
| 250,000.01 - 300,000.00 | 38 | 10,524,763.56 | 10.38% | 6.966 | 354 | 78.21 | 628 |
| 300,000.01 - 350,000.00 | 38 | 12,317,541.34 | 12.14% | 7.073 | 359 | 76.78 | 613 |
| 350,000.01 - 400,000.00 | 39 | 14,722,575.62 | 14.52% | 7.158 | 359 | 79.19 | 635 |
| 400,000.01 - 450,000.00 | 15 | 6,449,751.31 | 6.36% | 6.836 | 359 | 79.61 | 631 |
| 450,000.01 - 500,000.00 | 15 | 7,247,653.81 | 7.15% | 6.660 | 359 | 82.37 | 651 |
| 500,000.01 - 550,000.00 | 10 | 5,284,820.21 | 5.21% | 7.090 | 359 | 79.73 | 645 |
| 550,000.01 - 600,000.00 | 6 | 3,416,913.71 | 3.37% | 7.296 | 359 | 74.60 | 634 |
| 600,000.01 - 650,000.00 | 3 | 1,872,924.96 | 1.85% | 6.151 | 359 | 77.36 | 647 |
| 650,000.01 - 700,000.00 | 2 | 1,392,274.80 | 1.37% | 6.556 | 358 | 80.00 | 645 |
| 700,000.01 - 750,000.00 | 1 | 703,526.67 | 0.69% | 7.990 | 359 | 83.31 | 601 |
| 750,000.01 - 800,000.00 | 2 | 1,573,334.48 | 1.55% | 6.949 | 358 | 69.52 | 649 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 134,837.49 | 0.13% | 4.990 | 359 | 75.00 | 711 |
| 5.000 - 5.499 | 3 | 996,605.55 | 0.98% | 5.250 | 359 | 68.83 | 676 |
| 5.500 - 5.999 | 33 | 9,487,311.62 | 9.35% | 5.849 | 359 | 75.43 | 651 |
| 6.000 - 6.499 | 46 | 14,829,049.38 | 14.62% | 6.283 | 359 | 77.31 | 657 |
| 6.500 - 6.999 | 111 | 30,469,888.65 | 30.04% | 6.777 | 354 | 76.43 | 634 |
| 7.000 - 7.499 | 57 | 12,700,187.02 | 12.52% | 7.237 | 358 | 76.61 | 649 |
| 7.500 - 7.999 | 81 | 20,908,539.76 | 20.61% | 7.736 | 354 | 78.04 | 607 |
| 8.000 - 8.499 | 20 | 3,553,832.18 | 3.50% | 8.268 | 357 | 73.48 | 575 |
| 8.500 - 8.999 | 23 | 4,739,604.91 | 4.67% | 8.643 | 357 | 79.45 | 586 |
| 9.000 - 9.499 | 12 | 1,585,544.07 | 1.56% | 9.209 | 358 | 72.90 | 548 |
| 9.500 - 9.999 | 11 | 1,525,764.40 | 1.50% | 9.747 | 311 | 76.39 | 593 |
| 10.500 -10.999 | 3 | 201,459.64 | 0.20% | 10.834 | 178 | 94.96 | 676 |
| 11.000 -11.499 | 2 | 72,069.00 | 0.07% | 11.416 | 179 | 90.00 | 677 |
| 11.500 -11.999 | 3 | 140,059.04 | 0.14% | 11.904 | 179 | 93.15 | 656 |
| 12.000 -12.499 | 2 | 43,987.64 | 0.04% | 12.082 | 179 | 88.36 | 716 |
| 12.500 -12.999 | 1 | 39,790.64 | 0.04% | 12.875 | 179 | 90.00 | 670 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 14 | 3,065,614.77 | 3.02% | 8.333 | 358 | 69.00 | 508 |
| 525-549 | 24 | 5,542,041.87 | 5.46% | 8.213 | 359 | 70.33 | 536 |
| 550-574 | 40 | 9,022,302.02 | 8.90% | 7.429 | 354 | 73.19 | 561 |
| 575-599 | 43 | 9,898,758.02 | 9.76% | 7.194 | 353 | 72.61 | 588 |
| 600-624 | 64 | 17,310,948.76 | 17.07% | 7.079 | 358 | 78.19 | 612 |
| 625-649 | 77 | 19,290,195.83 | 19.02% | 6.934 | 354 | 77.52 | 637 |
| 650-674 | 66 | 17,628,413.22 | 17.38% | 6.921 | 356 | 78.73 | 660 |
| 675-699 | 37 | 9,336,286.35 | 9.20% | 6.692 | 350 | 79.86 | 684 |
| 700+ | 44 | 10,333,970.15 | 10.19% | 6.787 | 350 | 80.06 | 733 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| *Combined Original LTV* | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 24 | 3,471,804.47 | 3.42% | 7.077 | 350 | 40.89 | 601 |
| 50.00- 54.99 | 7 | 1,854,612.06 | 1.83% | 7.402 | 355 | 52.25 | 618 |
| 55.00- 59.99 | 15 | 3,320,579.08 | 3.27% | 6.960 | 356 | 58.34 | 613 |
| 60.00- 64.99 | 19 | 4,714,635.23 | 4.65% | 7.224 | 359 | 62.58 | 598 |
| 65.00- 69.99 | 20 | 4,623,853.20 | 4.56% | 7.167 | 357 | 67.64 | 601 |
| 70.00- 74.99 | 54 | 12,947,248.07 | 12.76% | 7.198 | 352 | 70.95 | 605 |
| 75.00- 79.99 | 77 | 20,226,111.40 | 19.94% | 6.817 | 356 | 77.02 | 637 |
| 80.00 | 59 | 15,990,673.35 | 15.77% | 6.814 | 359 | 80.00 | 652 |
| 80.01- 84.99 | 15 | 4,477,051.39 | 4.41% | 7.051 | 359 | 83.68 | 602 |
| 85.00- 89.99 | 69 | 19,678,559.21 | 19.40% | 7.190 | 356 | 86.75 | 635 |
| 90.00- 94.99 | 48 | 9,979,389.79 | 9.84% | 7.710 | 344 | 90.00 | 658 |
| 100.00 | 2 | 144,013.74 | 0.14% | 11.216 | 178 | 100.00 | 654 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 27 | 2,357,799.04 | 2.32% | 8.650 | 179 | 78.78 | 656 |
| 360 | 382 | 99,070,731.95 | 97.68% | 7.064 | 359 | 76.76 | 629 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Stated Remaining Term (month | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 27 | 2,357,799.04 | 2.32% | 8.650 | 179 | 78.78 | 656 |
| 301-360 | 382 | 99,070,731.95 | 97.68% | 7.064 | 359 | 76.76 | 629 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 16 | 2,391,843.94 | 2.36% | 7.406 | 344 | 70.11 | 626 |
| 20.01 -25.00 | 11 | 2,507,967.65 | 2.47% | 6.930 | 353 | 81.56 | 640 |
| 25.01 -30.00 | 46 | 11,106,899.76 | 10.95% | 7.054 | 350 | 72.80 | 643 |
| 30.01 -35.00 | 68 | 15,247,416.55 | 15.03% | 7.122 | 358 | 76.13 | 632 |
| 35.01 -40.00 | 72 | 18,260,702.37 | 18.00% | 7.093 | 354 | 77.32 | 625 |
| 40.01 -45.00 | 95 | 26,201,101.70 | 25.83% | 7.111 | 358 | 76.76 | 617 |
| 45.01 -50.00 | 91 | 22,998,849.23 | 22.67% | 7.047 | 354 | 78.63 | 640 |
| 50.01 -55.00 | 9 | 2,577,937.58 | 2.54% | 7.459 | 339 | 79.99 | 626 |
| 55.01 -60.00 | 1 | 135,812.21 | 0.13% | 7.875 | 358 | 80.00 | 677 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 325 | 86,658,561.61 | 85.44% | 7.064 | 359 | 77.16 | 627 |
| Fixed Rate | 84 | 14,769,969.38 | 14.56% | 7.319 | 330 | 74.74 | 645 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 275 | 71,538,659.15 | 70.53% | 7.117 | 359 | 76.38 | 622 |
| 2/28 6 MO LIBOR IO | 22 | 7,778,089.86 | 7.67% | 6.948 | 359 | 84.54 | 666 |
| 3/27 6 MO LIBOR | 20 | 5,388,677.23 | 5.31% | 6.698 | 358 | 78.94 | 628 |
| 5/25 6 MO LIBOR | 7 | 1,678,635.37 | 1.65% | 6.709 | 359 | 70.07 | 669 |
| 5/25 6 MO LIBOR IO | 1 | 274,500.00 | 0.27% | 6.000 | 359 | 78.43 | 644 |
| Fixed Rate | 69 | 13,783,350.94 | 13.59% | 7.093 | 341 | 73.55 | 642 |
| Fixed Rate Balloon | 15 | 986,618.44 | 0.97% | 10.476 | 179 | 91.39 | 695 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 23 | 8,052,589.86 | 7.94% | 6.915 | 359 | 84.33 | 665 |
| Not Interest Only | 386 | 93,375,941.13 | 92.06% | 7.117 | 354 | 76.16 | 627 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 116 | 27,541,351.87 | 27.15% | 7.327 | 353 | 78.67 | 639 |
| Prepay Penalty: 12 months | 18 | 5,339,844.37 | 5.26% | 6.879 | 357 | 79.00 | 652 |
| Prepay Penalty: 24 months | 204 | 53,437,513.79 | 52.68% | 7.034 | 357 | 76.54 | 621 |
| Prepay Penalty: 36 months | 71 | 15,109,820.96 | 14.90% | 7.005 | 346 | 73.57 | 637 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 394 | 100,441,912.55 | 99.03% | 7.068 | 356 | 76.66 | 629 |
| Second Lien | 15 | 986,618.44 | 0.97% | 10.476 | 179 | 91.39 | 695 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Stated Documentation | 409 | 101,428,530.99 | 100.00% | 7.101 | 355 | 76.80 | 630 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 216 | 55,123,725.65 | 54.35% | 7.092 | 355 | 74.56 | 620 |
| Purchase | 112 | 27,110,885.02 | 26.73% | 7.181 | 354 | 81.18 | 652 |
| Rate/Term Refinance | 81 | 19,193,920.32 | 18.92% | 7.015 | 353 | 77.08 | 626 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 4 | 816,811.35 | 0.81% | 7.525 | 329 | 75.11 | 595 |
| Condominium | 36 | 9,068,600.34 | 8.94% | 7.105 | 359 | 78.73 | 641 |
| Duplex | 26 | 5,741,934.44 | 5.66% | 7.540 | 346 | 76.46 | 617 |
| Manufactured Housing | 5 | 684,288.90 | 0.67% | 6.411 | 332 | 80.99 | 692 |
| PUD | 31 | 8,571,745.52 | 8.45% | 6.890 | 356 | 78.54 | 636 |
| Single Family | 295 | 73,749,726.24 | 72.71% | 7.086 | 355 | 76.31 | 627 |
| Triplex | 12 | 2,795,424.20 | 2.76% | 7.272 | 349 | 78.39 | 666 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 49 | 9,005,030.38 | 8.88% | 7.516 | 351 | 76.85 | 669 |
| Primary | 337 | 87,432,387.18 | 86.20% | 7.059 | 355 | 76.75 | 625 |
| Second Home | 23 | 4,991,113.43 | 4.92% | 7.092 | 357 | 77.71 | 635 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 9 | 1,502,383.39 | 1.48% | 6.946 | 359 | 81.79 | 640 |
| California | 208 | 62,382,344.50 | 61.50% | 6.963 | 356 | 75.68 | 631 |
| Colorado | 8 | 1,683,065.74 | 1.66% | 7.787 | 359 | 83.35 | 620 |
| Connecticut | 2 | 342,017.94 | 0.34% | 7.469 | 359 | 80.00 | 622 |
| Delaware | 1 | 283,316.43 | 0.28% | 8.175 | 359 | 90.00 | 602 |
| District of Columbia | 4 | 971,028.83 | 0.96% | 7.266 | 359 | 64.96 | 584 |
| Florida | 17 | 2,872,919.23 | 2.83% | 7.296 | 351 | 79.86 | 643 |
| Georgia | 4 | 535,283.68 | 0.53% | 7.466 | 346 | 80.06 | 660 |
| Idaho | 2 | 428,551.23 | 0.42% | 8.903 | 356 | 71.35 | 524 |
| Illinois | 17 | 3,792,343.47 | 3.74% | 7.042 | 359 | 80.89 | 645 |
| Indiana | 2 | 179,652.67 | 0.18% | 7.072 | 359 | 82.91 | 666 |
| Louisiana | 7 | 1,011,682.45 | 1.00% | 7.858 | 359 | 83.88 | 599 |
| Maryland | 7 | 1,428,560.40 | 1.41% | 7.065 | 324 | 78.64 | 621 |
| Massachusetts | 6 | 1,339,000.24 | 1.32% | 7.461 | 352 | 71.45 | 613 |
| Michigan | 2 | 306,982.06 | 0.30% | 7.756 | 359 | 71.53 | 591 |
| Missouri | 4 | 420,652.40 | 0.41% | 8.077 | 340 | 84.77 | 633 |
| Nevada | 10 | 2,001,146.40 | 1.97% | 7.192 | 359 | 78.56 | 648 |
| New Hampshire | 2 | 983,771.74 | 0.97% | 6.487 | 358 | 84.90 | 676 |
| New Jersey | 11 | 2,507,940.24 | 2.47% | 7.306 | 356 | 74.18 | 623 |
| New Mexico | 1 | 202,631.97 | 0.20% | 6.500 | 358 | 70.00 | 557 |
| New York | 31 | 8,128,389.55 | 8.01% | 7.227 | 353 | 79.00 | 639 |
| North Carolina | 2 | 466,793.10 | 0.46% | 9.649 | 358 | 76.49 | 541 |
| Ohio | 1 | 58,613.55 | 0.06% | 8.375 | 359 | 85.00 | 762 |
| Oklahoma | 2 | 93,062.56 | 0.09% | 8.215 | 359 | 75.49 | 588 |
| Oregon | 3 | 658,869.76 | 0.65% | 6.499 | 359 | 72.29 | 616 |
| Pennsylvania | 8 | 1,139,150.24 | 1.12% | 7.211 | 339 | 73.38 | 607 |
| Rhode Island | 1 | 131,868.34 | 0.13% | 5.990 | 359 | 66.00 | 564 |
| Tennessee | 3 | 173,960.31 | 0.17% | 9.358 | 317 | 70.37 | 589 |
| Texas | 21 | 2,740,990.39 | 2.70% | 7.617 | 341 | 79.16 | 631 |
| Utah | 2 | 220,325.54 | 0.22% | 7.539 | 323 | 84.00 | 675 |
| Vermont | 2 | 345,869.04 | 0.34% | 6.864 | 358 | 70.02 | 611 |
| Virginia | 7 | 1,803,391.41 | 1.78% | 7.103 | 359 | 82.24 | 598 |
| Washington | 1 | 232,001.70 | 0.23% | 7.500 | 359 | 89.99 | 614 |
| Wisconsin | 1 | 59,970.49 | 0.06% | 9.500 | 359 | 48.00 | 619 |
| **Total** | **409** | **101,428,530.99** | **100.00%** | **7.101** | **355** | **76.80** | **630** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 125,896.51 | 0.15% | 6.990 | 359 | 70.00 | 581 |
| 4.500 - 4.999 | 7 | 2,200,153.33 | 2.54% | 5.740 | 358 | 75.11 | 687 |
| 5.000 - 5.499 | 19 | 5,877,573.32 | 6.78% | 6.399 | 358 | 78.67 | 642 |
| 5.500 - 5.999 | 54 | 15,455,076.82 | 17.83% | 6.551 | 359 | 76.21 | 636 |
| 6.000 - 6.499 | 94 | 27,524,112.28 | 31.76% | 6.876 | 359 | 76.82 | 626 |
| 6.500 - 6.999 | 55 | 14,685,783.72 | 16.95% | 7.217 | 359 | 75.20 | 629 |
| 7.000 - 7.499 | 51 | 11,509,512.63 | 13.28% | 7.681 | 359 | 80.96 | 617 |
| 7.500 - 7.999 | 25 | 5,949,388.00 | 6.87% | 8.146 | 359 | 76.40 | 602 |
| 8.000 - 8.499 | 17 | 3,025,971.67 | 3.49% | 8.273 | 359 | 80.29 | 608 |
| 8.500 - 8.999 | 1 | 211,435.92 | 0.24% | 8.375 | 358 | 79.89 | 592 |
| 9.000 - 9.499 | 1 | 93,657.41 | 0.11% | 9.500 | 358 | 75.00 | 545 |
| **Total** | **325** | **86,658,561.61** | **100.00%** | **7.064** | **359** | **77.16** | **627** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 134,837.49 | 0.16% | 4.990 | 359 | 75.00 | 711 |
| 5.000 - 5.499 | 3 | 996,605.55 | 1.15% | 5.250 | 359 | 68.83 | 676 |
| 5.500 - 5.999 | 32 | 9,262,536.04 | 10.69% | 5.845 | 359 | 75.41 | 651 |
| 6.000 - 6.499 | 41 | 13,051,795.78 | 15.06% | 6.277 | 359 | 76.96 | 661 |
| 6.500 - 6.999 | 86 | 25,090,676.47 | 28.95% | 6.800 | 359 | 77.65 | 627 |
| 7.000 - 7.499 | 44 | 10,238,050.35 | 11.81% | 7.271 | 359 | 77.61 | 649 |
| 7.500 - 7.999 | 66 | 17,904,831.22 | 20.66% | 7.728 | 359 | 78.25 | 604 |
| 8.000 - 8.499 | 19 | 3,815,284.53 | 4.40% | 8.329 | 359 | 74.91 | 581 |
| 8.500 - 8.999 | 19 | 3,749,647.06 | 4.33% | 8.598 | 359 | 79.47 | 587 |
| 9.000 - 9.499 | 9 | 1,393,198.83 | 1.61% | 9.212 | 358 | 72.90 | 544 |
| 9.500 - 9.999 | 5 | 1,021,098.29 | 1.18% | 9.708 | 358 | 73.94 | 544 |
| **Total** | **325** | **86,658,561.61** | **100.00%** | **7.064** | **359** | **77.16** | **627** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 10.000 -10.499 | 1 | 499,128.55 | 0.58% | 7.490 | 359 | 90.00 | 625 |
| 11.000 -11.499 | 1 | 134,837.49 | 0.16% | 4.990 | 359 | 75.00 | 711 |
| 11.500 -11.999 | 3 | 996,605.55 | 1.15% | 5.250 | 359 | 68.83 | 676 |
| 12.000 -12.499 | 32 | 9,262,536.04 | 10.69% | 5.845 | 359 | 75.41 | 651 |
| 12.500 -12.999 | 41 | 13,051,795.78 | 15.06% | 6.277 | 359 | 76.96 | 661 |
| 13.000 -13.499 | 83 | 24,082,345.62 | 27.79% | 6.794 | 359 | 77.95 | 627 |
| 13.500 -13.999 | 43 | 9,837,888.95 | 11.35% | 7.202 | 359 | 76.15 | 650 |
| 14.000 -14.499 | 69 | 19,031,369.08 | 21.96% | 7.746 | 359 | 78.42 | 607 |
| 14.500 -14.999 | 19 | 3,598,110.37 | 4.15% | 8.214 | 359 | 73.86 | 574 |
| 15.000 -15.499 | 19 | 3,749,647.06 | 4.33% | 8.598 | 359 | 79.47 | 587 |
| 15.500 -15.999 | 9 | 1,393,198.83 | 1.61% | 9.212 | 358 | 72.90 | 544 |
| 16.000 -16.499 | 5 | 1,021,098.29 | 1.18% | 9.708 | 358 | 73.94 | 544 |
| **Total** | **325** | **86,658,561.61** | **100.00%** | **7.064** | **359** | **77.16** | **627** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 3 | 1,028,110.60 | 1.19% | 7.716 | 359 | 77.78 | 611 |
| 1.500 | 265 | 69,240,428.89 | 79.90% | 7.105 | 359 | 76.33 | 622 |
| 3.000 | 56 | 16,115,522.12 | 18.60% | 6.862 | 359 | 80.65 | 648 |
| 5.000 | 1 | 274,500.00 | 0.32% | 6.000 | 359 | 78.43 | 644 |
| **Total** | **325** | **86,658,561.61** | **100.00%** | **7.064** | **359** | **77.16** | **627** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 322 | 85,987,102.81 | 99.23% | 7.061 | 359 | 77.18 | 627 |
| 1.500 | 3 | 671,458.80 | 0.77% | 7.425 | 358 | 73.74 | 605 |
| **Total** | **325** | **86,658,561.61** | **100.00%** | **7.064** | **359** | **77.16** | **627** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 08/01/06 | 3 | 704,084.80 | 0.81% | 7.969 | 356 | 70.28 | 598 |
| 09/01/06 | 2 | 826,651.09 | 0.95% | 6.371 | 357 | 75.35 | 710 |
| 10/01/06 | 67 | 17,914,760.55 | 20.67% | 7.201 | 358 | 76.28 | 627 |
| 11/01/06 | 225 | 59,871,252.57 | 69.09% | 7.070 | 359 | 77.56 | 625 |
| 05/01/07 | 1 | 119,165.50 | 0.14% | 8.350 | 353 | 90.00 | 666 |
| 07/01/07 | 1 | 184,592.85 | 0.21% | 6.750 | 355 | 90.00 | 644 |
| 09/01/07 | 1 | 334,129.85 | 0.39% | 6.750 | 357 | 59.92 | 604 |
| 10/01/07 | 4 | 1,056,156.28 | 1.22% | 6.972 | 358 | 86.45 | 644 |
| 11/01/07 | 13 | 3,694,632.75 | 4.26% | 6.559 | 359 | 77.61 | 624 |
| 10/01/09 | 2 | 708,961.10 | 0.82% | 7.301 | 358 | 83.15 | 633 |
| 11/01/09 | 6 | 1,244,174.27 | 1.44% | 6.215 | 359 | 64.47 | 684 |
| **Total** | **325** | **86,658,561.61** | **100.00%** | **7.064** | **359** | **77.16** | **627** |

## Soundview WMC-2004-1
## Silent 2nds

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $225,807,103 | $39,978 | $798,921 |
| Average Scheduled Principal Balance | $251,176 | | |
| Number of Mortgage Loans | 899 | | |
| | | | |
| Weighted Average Gross Coupon | 6.597% | 4.251% | 9.750% |
| Weighted Average FICO Score | 661 | 516 | 798 |
| Weighted Average Combined Original LTV | 79.57% | 38.77% | 93.21% |
| | | | |
| Weighted Average Original Term | 360 months | 180 months | 360 months |
| Weighted Average Stated Remaining Term | 359 months | 178 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 5 months |
| | | | |
| Weighted Average Gross Margin | 5.916% | 4.250% | 8.875% |
| Weighted Average Minimum Interest Rate | 6.589% | 4.251% | 9.750% |
| Weighted Average Maximum Interest Rate | 13.088% | 10.751% | 16.250% |
| Weighted Average Initial Rate Cap | 2.056% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.003% | 1.000% | 2.000% |
| Weighted Average Months to Roll | 24 months | 5 months | 59 months |
| | | | |
| Maturity Date | | Oct 1 2019 | Dec 1 2034 |
| Maximum Zip Code Concentration | 0.92% | 91367 (Woodland Hills, CA) | |
| | | | |
| ARM | 95.80% | | |
| Fixed Rate | 4.20% | | |
| | | | |
| 2/28 6 MO LIBOR | 62.11% | | |
| 2/28 6 MO LIBOR IO | 28.31% | | |
| 3/27 6 MO LIBOR | 2.28% | | |
| 5/25 6 MO LIBOR | 1.09% | | |
| 5/25 6 MO LIBOR IO | 1.87% | | |
| 6 MO LIBOR | 0.14% | | |
| Fixed Rate | 4.20% | | |
| | | | |
| Interest Only | 30.18% | | |
| Not Interest Only | 69.82% | | |
| | | | |
| Prepay Penalty: 0 months | 23.31% | | |
| Prepay Penalty: 12 months | 3.43% | | |
| Prepay Penalty: 24 months | 67.09% | | |
| Prepay Penalty: 36 months | 6.17% | | |
| | | | |
| First Lien | 100.00% | | |
| | | | |
| Full Documentation | 31.10% | | |
| Full/Alternative Documentation | 2.02% | | |
| Limited Documentation | 6.16% | | |
| Lite Documentation | 5.20% | | |
| Stated Documentation | 3.13% | | |
| Streamline Documentation | 52.39% | | |
| | | | |
| Cash Out Refinance | 14.39% | | |
| Purchase | 80.01% | | |
| Rate/Term Refinance | 5.60% | | |
| | | | |
| 2-4 Units | 0.44% | | |
| Condominium | 9.44% | | |
| Duplex | 5.22% | | |
| Manufactured Housing | 0.08% | | |
| PUD | 12.30% | | |
| Single Family | 71.72% | | |
| Triplex | 0.80% | | |
| | | | |
| Investor | 0.15% | | |
| Primary | 96.99% | | |
| Second Home | 2.86% | | |
| | | | |
| Top 5 States: | | | |
| California | 60.85% | | |
| Texas | 4.30% | | |
| Florida | 4.29% | | |
| Virginia | 3.81% | | |
| New York | 3.55% | | |

## Soundview WMC-2004-1

### Silent 2nds

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 10 | 448,404.29 | 0.20% | 7.606 | 359 | 77.11 | 635 |
| 50,000.01 - 100,000.00 | 97 | 7,615,912.57 | 3.37% | 7.037 | 359 | 79.78 | 642 |
| 100,000.01 - 150,000.00 | 153 | 19,355,365.19 | 8.57% | 6.673 | 359 | 80.01 | 650 |
| 150,000.01 - 200,000.00 | 128 | 22,723,903.38 | 10.06% | 6.614 | 357 | 80.09 | 662 |
| 200,000.01 - 250,000.00 | 118 | 26,339,015.39 | 11.66% | 6.515 | 359 | 79.95 | 668 |
| 250,000.01 - 300,000.00 | 116 | 31,962,535.19 | 14.15% | 6.494 | 359 | 79.68 | 666 |
| 300,000.01 - 350,000.00 | 87 | 28,408,847.72 | 12.58% | 6.599 | 359 | 80.15 | 659 |
| 350,000.01 - 400,000.00 | 65 | 24,485,252.41 | 10.84% | 6.633 | 359 | 79.82 | 650 |
| 400,000.01 - 450,000.00 | 34 | 14,428,133.75 | 6.39% | 6.439 | 359 | 79.86 | 663 |
| 450,000.01 - 500,000.00 | 34 | 16,115,786.43 | 7.14% | 6.658 | 359 | 79.59 | 665 |
| 500,000.01 - 550,000.00 | 20 | 10,607,443.36 | 4.70% | 6.591 | 359 | 79.64 | 663 |
| 550,000.01 - 600,000.00 | 16 | 9,274,892.71 | 4.11% | 6.584 | 359 | 77.47 | 692 |
| 600,000.01 - 650,000.00 | 8 | 5,021,852.16 | 2.22% | 6.404 | 359 | 78.35 | 659 |
| 650,000.01 - 700,000.00 | 9 | 6,012,038.20 | 2.66% | 6.669 | 359 | 76.74 | 660 |
| 700,000.01 - 750,000.00 | 2 | 1,448,800.00 | 0.64% | 6.682 | 359 | 80.00 | 685 |
| 750,000.01 - 800,000.00 | 2 | 1,558,920.68 | 0.69% | 7.142 | 358 | 66.33 | 640 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 239,337.63 | 0.11% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 4 | 1,005,987.55 | 0.45% | 4.990 | 359 | 80.00 | 708 |
| 5.000 - 5.499 | 27 | 8,001,814.41 | 3.54% | 5.328 | 359 | 79.47 | 674 |
| 5.500 - 5.999 | 128 | 32,700,830.73 | 14.48% | 5.879 | 359 | 79.79 | 665 |
| 6.000 - 6.499 | 221 | 57,769,385.24 | 25.58% | 6.251 | 359 | 79.04 | 661 |
| 6.500 - 6.999 | 305 | 80,693,912.70 | 35.74% | 6.747 | 358 | 79.92 | 664 |
| 7.000 - 7.499 | 91 | 21,219,060.89 | 9.40% | 7.208 | 359 | 79.84 | 660 |
| 7.500 - 7.999 | 95 | 20,624,502.90 | 9.13% | 7.725 | 359 | 78.91 | 646 |
| 8.000 - 8.499 | 9 | 1,319,656.03 | 0.58% | 8.337 | 359 | 80.22 | 640 |
| 8.500 - 8.999 | 12 | 1,468,742.67 | 0.65% | 8.737 | 358 | 81.29 | 607 |
| 9.000 - 9.499 | 3 | 584,135.75 | 0.26% | 9.345 | 358 | 79.50 | 643 |
| 9.500 - 9.999 | 3 | 179,736.93 | 0.08% | 9.595 | 359 | 74.56 | 576 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 3 | 348,101.38 | 0.15% | 8.449 | 358 | 80.82 | 522 |
| 525-549 | 4 | 401,221.90 | 0.18% | 7.941 | 359 | 84.02 | 537 |
| 550-574 | 4 | 1,406,051.26 | 0.62% | 6.410 | 359 | 80.00 | 560 |
| 575-599 | 70 | 14,780,175.16 | 6.55% | 6.655 | 359 | 78.66 | 590 |
| 600-624 | 137 | 31,499,813.42 | 13.95% | 6.636 | 359 | 79.35 | 614 |
| 625-649 | 189 | 47,682,569.75 | 21.12% | 6.752 | 359 | 79.73 | 637 |
| 650-674 | 216 | 54,106,369.41 | 23.96% | 6.530 | 359 | 79.82 | 661 |
| 675-699 | 119 | 34,262,974.28 | 15.17% | 6.565 | 358 | 79.50 | 686 |
| 700+ | 157 | 41,319,826.87 | 18.30% | 6.461 | 359 | 79.52 | 735 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 1 | 251,755.07 | 0.11% | 6.125 | 359 | 38.77 | 621 |
| 50.00- 54.99 | 1 | 798,920.68 | 0.35% | 7.990 | 358 | 53.33 | 597 |
| 60.00- 64.99 | 2 | 1,268,163.64 | 0.56% | 6.311 | 358 | 60.78 | 672 |
| 65.00- 69.99 | 1 | 664,000.00 | 0.29% | 6.250 | 359 | 69.17 | 608 |
| 70.00- 74.99 | 13 | 2,827,878.84 | 1.25% | 6.396 | 359 | 71.12 | 705 |
| 75.00- 79.99 | 32 | 8,201,226.98 | 3.63% | 6.762 | 359 | 77.03 | 654 |
| 80.00 | 838 | 209,864,978.82 | 92.94% | 6.586 | 359 | 80.00 | 662 |
| 80.01- 84.99 | 2 | 291,068.42 | 0.13% | 8.145 | 358 | 82.37 | 591 |
| 85.00- 89.99 | 4 | 630,316.29 | 0.28% | 6.894 | 308 | 86.25 | 651 |
| 90.00- 94.99 | 5 | 1,008,794.69 | 0.45% | 7.122 | 359 | 90.16 | 588 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 1 | 177,355.66 | 0.08% | 6.850 | 178 | 85.00 | 676 |
| 360 | 898 | 225,629,747.77 | 99.92% | 6.597 | 359 | 79.56 | 661 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 1 | 177,355.66 | 0.08% | 6.850 | 178 | 85.00 | 676 |
| 301-360 | 898 | 225,629,747.77 | 99.92% | 6.597 | 359 | 79.56 | 661 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 22 | 3,607,025.93 | 1.60% | 6.311 | 359 | 80.01 | 683 |
| 20.01 -25.00 | 21 | 3,960,464.04 | 1.75% | 6.705 | 359 | 79.92 | 650 |
| 25.01 -30.00 | 65 | 14,845,017.28 | 6.57% | 6.586 | 359 | 77.44 | 666 |
| 30.01 -35.00 | 101 | 22,730,640.33 | 10.07% | 6.659 | 359 | 79.51 | 658 |
| 35.01 -40.00 | 150 | 36,704,128.48 | 16.25% | 6.617 | 359 | 79.51 | 667 |
| 40.01 -45.00 | 246 | 65,711,091.08 | 29.10% | 6.547 | 359 | 79.85 | 664 |
| 45.01 -50.00 | 232 | 61,858,429.80 | 27.39% | 6.645 | 358 | 79.68 | 659 |
| 50.01 -55.00 | 56 | 14,880,274.86 | 6.59% | 6.491 | 359 | 79.98 | 645 |
| 55.01 -60.00 | 6 | 1,510,031.63 | 0.67% | 7.012 | 359 | 80.00 | 607 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 850 | 216,331,993.45 | 95.80% | 6.591 | 359 | 79.56 | 661 |
| Fixed Rate | 49 | 9,475,109.98 | 4.20% | 6.750 | 355 | 79.71 | 662 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 587 | 140,255,500.72 | 62.11% | 6.659 | 359 | 79.40 | 656 |
| 2/28 6 MO LIBOR IO | 212 | 63,931,107.68 | 28.31% | 6.504 | 359 | 79.88 | 671 |
| 3/27 6 MO LIBOR | 25 | 5,157,002.86 | 2.28% | 6.035 | 359 | 79.39 | 671 |
| 5/25 6 MO LIBOR | 9 | 2,461,221.02 | 1.09% | 6.385 | 359 | 78.47 | 678 |
| 5/25 6 MO LIBOR IO | 16 | 4,216,928.51 | 1.87% | 6.426 | 359 | 80.00 | 673 |
| 6 MO LIBOR | 1 | 310,232.66 | 0.14% | 6.750 | 359 | 90.00 | 602 |
| Fixed Rate | 49 | 9,475,109.98 | 4.20% | 6.750 | 355 | 79.71 | 662 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 228 | 68,148,036.19 | 30.18% | 6.499 | 359 | 79.89 | 671 |
| Not Interest Only | 671 | 157,659,067.24 | 69.82% | 6.640 | 358 | 79.43 | 657 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 206 | 52,641,111.13 | 23.31% | 6.862 | 359 | 79.57 | 667 |
| Prepay Penalty: 12 months | 23 | 7,740,865.84 | 3.43% | 6.678 | 359 | 80.00 | 667 |
| Prepay Penalty: 24 months | 600 | 151,501,753.80 | 67.09% | 6.511 | 358 | 79.57 | 658 |
| Prepay Penalty: 36 months | 70 | 13,923,372.66 | 6.17% | 6.485 | 359 | 79.32 | 670 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 899 | 225,807,103.43 | 100.00% | 6.597 | 359 | 79.57 | 661 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 335 | 70,231,512.98 | 31.10% | 6.348 | 358 | 79.78 | 645 |
| Full/Alternative Documentation | 15 | 4,552,594.47 | 2.02% | 6.157 | 359 | 80.00 | 634 |
| Limited Documentation | 46 | 13,906,144.14 | 6.16% | 6.344 | 359 | 78.22 | 647 |
| Lite Documentation | 39 | 11,734,720.42 | 5.20% | 6.395 | 359 | 79.56 | 663 |
| Stated Documentation | 20 | 7,070,829.70 | 3.13% | 6.736 | 359 | 74.72 | 664 |
| Streamline Documentation | 444 | 118,311,301.72 | 52.39% | 6.804 | 359 | 79.87 | 673 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 126 | 32,495,703.25 | 14.39% | 6.495 | 358 | 78.05 | 642 |
| Purchase | 720 | 180,671,963.51 | 80.01% | 6.607 | 359 | 79.81 | 666 |
| Rate/Term Refinance | 53 | 12,639,436.67 | 5.60% | 6.715 | 359 | 79.98 | 640 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 2 | 997,672.70 | 0.44% | 6.058 | 359 | 67.98 | 704 |
| Condominium | 97 | 21,317,875.02 | 9.44% | 6.460 | 359 | 79.99 | 667 |
| Duplex | 37 | 11,790,422.02 | 5.22% | 6.644 | 359 | 79.89 | 679 |
| Manufactured Housing | 3 | 183,053.33 | 0.08% | 8.195 | 359 | 76.94 | 599 |
| PUD | 114 | 27,764,649.56 | 12.30% | 6.751 | 359 | 79.85 | 664 |
| Single Family | 640 | 161,957,396.61 | 71.72% | 6.585 | 358 | 79.54 | 658 |
| Triplex | 6 | 1,796,034.19 | 0.80% | 6.804 | 359 | 77.14 | 696 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 4 | 336,854.70 | 0.15% | 8.140 | 359 | 79.95 | 650 |
| Primary | 865 | 219,009,578.73 | 96.99% | 6.596 | 359 | 79.55 | 660 |
| Second Home | 30 | 6,460,670.00 | 2.86% | 6.550 | 359 | 80.00 | 717 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 28 | 4,787,489.62 | 2.12% | 6.877 | 359 | 80.00 | 660 |
| Arkansas | 1 | 76,769.24 | 0.03% | 7.500 | 356 | 70.00 | 591 |
| California | 436 | 137,407,894.26 | 60.85% | 6.517 | 359 | 79.37 | 663 |
| Colorado | 16 | 2,917,903.54 | 1.29% | 6.594 | 359 | 81.06 | 646 |
| Connecticut | 8 | 1,853,199.33 | 0.82% | 6.326 | 359 | 80.00 | 659 |
| District of Columbia | 4 | 1,206,824.58 | 0.53% | 6.167 | 359 | 80.00 | 687 |
| Florida | 47 | 9,686,982.82 | 4.29% | 6.703 | 359 | 79.89 | 662 |
| Georgia | 12 | 2,012,458.99 | 0.89% | 6.897 | 359 | 80.00 | 645 |
| Idaho | 1 | 63,864.97 | 0.03% | 6.750 | 359 | 80.00 | 726 |
| Illinois | 29 | 6,075,353.38 | 2.69% | 7.106 | 359 | 78.31 | 657 |
| Indiana | 4 | 420,806.02 | 0.19% | 7.386 | 359 | 81.77 | 657 |
| Kansas | 1 | 118,655.55 | 0.05% | 8.500 | 358 | 80.00 | 586 |
| Kentucky | 1 | 147,841.78 | 0.07% | 5.625 | 359 | 80.00 | 631 |
| Louisiana | 5 | 464,115.36 | 0.21% | 7.576 | 359 | 79.55 | 623 |
| Maryland | 36 | 7,067,733.59 | 3.13% | 6.466 | 359 | 79.93 | 655 |
| Massachusetts | 7 | 1,882,261.55 | 0.83% | 6.566 | 358 | 79.97 | 654 |
| Michigan | 4 | 979,058.24 | 0.43% | 6.478 | 359 | 80.00 | 664 |
| Minnesota | 1 | 331,912.96 | 0.15% | 6.400 | 358 | 87.37 | 665 |
| Mississippi | 6 | 434,246.97 | 0.19% | 7.463 | 359 | 78.71 | 621 |
| Missouri | 5 | 578,089.84 | 0.26% | 6.987 | 359 | 80.00 | 654 |
| Montana | 3 | 328,172.52 | 0.15% | 6.863 | 359 | 80.00 | 626 |
| Nevada | 18 | 4,548,778.75 | 2.01% | 6.958 | 359 | 79.78 | 664 |
| New Hampshire | 1 | 109,041.43 | 0.05% | 7.625 | 358 | 80.00 | 585 |
| New Jersey | 19 | 4,430,072.66 | 1.96% | 6.698 | 358 | 79.86 | 650 |
| New Mexico | 3 | 348,012.56 | 0.15% | 6.639 | 359 | 80.00 | 601 |
| New York | 26 | 8,024,290.59 | 3.55% | 6.730 | 359 | 80.00 | 668 |
| North Carolina | 12 | 1,311,540.32 | 0.58% | 6.554 | 359 | 79.65 | 643 |
| Ohio | 6 | 689,380.65 | 0.31% | 6.804 | 312 | 81.29 | 643 |
| Oklahoma | 2 | 112,246.98 | 0.05% | 7.695 | 359 | 76.27 | 603 |
| Oregon | 7 | 1,076,515.96 | 0.48% | 5.944 | 359 | 79.71 | 662 |
| Pennsylvania | 7 | 1,208,926.73 | 0.54% | 7.112 | 358 | 80.54 | 658 |
| Rhode Island | 4 | 836,984.32 | 0.37% | 7.051 | 358 | 80.00 | 648 |
| South Carolina | 3 | 270,681.06 | 0.12% | 7.953 | 359 | 84.98 | 611 |
| Tennessee | 4 | 308,687.01 | 0.14% | 8.035 | 359 | 80.00 | 611 |
| Texas | 64 | 9,716,910.14 | 4.30% | 6.892 | 359 | 79.90 | 661 |
| Utah | 7 | 1,154,395.14 | 0.51% | 6.689 | 359 | 80.00 | 653 |
| Vermont | 1 | 113,502.19 | 0.05% | 6.750 | 359 | 80.00 | 600 |
| Virginia | 39 | 8,594,840.71 | 3.81% | 6.497 | 359 | 79.72 | 669 |
| Washington | 16 | 3,467,147.70 | 1.54% | 6.305 | 359 | 79.91 | 674 |
| Wisconsin | 5 | 643,513.42 | 0.28% | 6.346 | 359 | 80.00 | 634 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 333,696.74 | 0.15% | 5.725 | 358 | 80.00 | 562 |
| 4.500 - 4.999 | 82 | 22,513,209.82 | 10.41% | 6.377 | 359 | 79.89 | 645 |
| 5.000 - 5.499 | 163 | 41,557,713.98 | 19.21% | 6.232 | 359 | 79.57 | 659 |
| 5.500 - 5.999 | 233 | 58,029,783.94 | 26.82% | 6.448 | 359 | 79.91 | 668 |
| 6.000 - 6.499 | 199 | 51,151,984.38 | 23.65% | 6.686 | 359 | 79.47 | 661 |
| 6.500 - 6.999 | 96 | 24,502,453.79 | 11.33% | 6.952 | 359 | 79.29 | 672 |
| 7.000 - 7.499 | 48 | 11,578,688.40 | 5.35% | 7.274 | 359 | 79.88 | 659 |
| 7.500 - 7.999 | 20 | 5,167,419.78 | 2.39% | 7.549 | 359 | 76.14 | 631 |
| 8.000 - 8.499 | 7 | 1,441,095.09 | 0.67% | 7.643 | 359 | 78.16 | 667 |
| 8.500 - 8.999 | 1 | 55,947.53 | 0.03% | 9.750 | 358 | 70.00 | 529 |
| **Total** | **850** | **216,331,993.45** | **100.00%** | **6.591** | **359** | **79.56** | **661** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 239,337.63 | 0.11% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 4 | 1,005,987.55 | 0.47% | 4.990 | 359 | 80.00 | 708 |
| 5.000 - 5.499 | 25 | 7,478,897.76 | 3.46% | 5.335 | 359 | 79.58 | 671 |
| 5.500 - 5.999 | 125 | 32,145,394.03 | 14.86% | 5.878 | 359 | 79.79 | 665 |
| 6.000 - 6.499 | 212 | 54,483,126.77 | 25.18% | 6.253 | 359 | 79.01 | 659 |
| 6.500 - 6.999 | 291 | 78,486,739.41 | 36.28% | 6.748 | 359 | 79.91 | 664 |
| 7.000 - 7.499 | 87 | 20,420,704.58 | 9.44% | 7.209 | 359 | 79.83 | 660 |
| 7.500 - 7.999 | 87 | 19,534,859.81 | 9.03% | 7.732 | 359 | 78.89 | 647 |
| 8.000 - 8.499 | 6 | 893,252.16 | 0.41% | 8.347 | 359 | 80.32 | 642 |
| 8.500 - 8.999 | 8 | 1,003,610.47 | 0.46% | 8.750 | 359 | 81.61 | 614 |
| 9.000 - 9.499 | 3 | 584,135.75 | 0.27% | 9.345 | 358 | 79.50 | 643 |
| 9.500 - 9.999 | 1 | 55,947.53 | 0.03% | 9.750 | 358 | 70.00 | 529 |
| **Total** | **850** | **216,331,993.45** | **100.00%** | **6.591** | **359** | **79.56** | **661** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 10.500 -10.999 | 1 | 239,337.63 | 0.11% | 4.251 | 358 | 80.00 | 625 |
| 11.000 -11.499 | 4 | 1,005,987.55 | 0.47% | 4.990 | 359 | 80.00 | 708 |
| 11.500 -11.999 | 25 | 7,478,897.76 | 3.46% | 5.335 | 359 | 79.58 | 671 |
| 12.000 -12.499 | 126 | 32,359,770.86 | 14.96% | 5.881 | 359 | 79.79 | 665 |
| 12.500 -12.999 | 212 | 54,436,678.69 | 25.16% | 6.252 | 359 | 79.08 | 659 |
| 13.000 -13.499 | 290 | 78,291,662.30 | 36.19% | 6.750 | 359 | 79.86 | 665 |
| 13.500 -13.999 | 88 | 20,536,462.14 | 9.49% | 7.212 | 359 | 79.83 | 660 |
| 14.000 -14.499 | 86 | 19,446,250.61 | 8.99% | 7.732 | 359 | 78.89 | 647 |
| 14.500 -14.999 | 6 | 893,252.16 | 0.41% | 8.347 | 359 | 80.32 | 642 |
| 15.000 -15.499 | 8 | 1,003,610.47 | 0.46% | 8.750 | 359 | 81.61 | 614 |
| 15.500 -15.999 | 3 | 584,135.75 | 0.27% | 9.345 | 358 | 79.50 | 643 |
| 16.000 -16.499 | 1 | 55,947.53 | 0.03% | 9.750 | 358 | 70.00 | 529 |
| **Total** | **850** | **216,331,993.45** | **100.00%** | **6.591** | **359** | **79.56** | **661** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 7 | 1,282,742.22 | 0.59% | 6.874 | 358 | 79.83 | 633 |
| 1.500 | 579 | 139,272,475.04 | 64.38% | 6.645 | 359 | 79.39 | 656 |
| 1.900000000 | 1 | 401,148.05 | 0.19% | 8.875 | 358 | 80.00 | 637 |
| 2.000 | 2 | 359,498.60 | 0.17% | 6.719 | 359 | 90.44 | 610 |
| 3.000 | 245 | 70,937,483.12 | 32.79% | 6.473 | 359 | 79.80 | 672 |
| 5.000 | 16 | 4,078,646.42 | 1.89% | 6.445 | 359 | 80.00 | 667 |
| **Total** | **850** | **216,331,993.45** | **100.00%** | **6.591** | **359** | **79.56** | **661** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 845 | 215,362,448.43 | 99.55% | 6.589 | 359 | 79.54 | 661 |
| 1.500 | 3 | 610,046.42 | 0.28% | 7.231 | 358 | 80.00 | 674 |
| 2.000 | 2 | 359,498.60 | 0.17% | 6.719 | 359 | 90.44 | 610 |
| **Total** | **850** | **216,331,993.45** | **100.00%** | **6.591** | **359** | **79.56** | **661** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 05/01/05 | 1 | 310,232.66 | 0.14% | 6.750 | 359 | 90.00 | 602 |
| 08/01/06 | 3 | 598,193.32 | 0.28% | 6.489 | 356 | 80.00 | 670 |
| 09/01/06 | 25 | 4,892,714.96 | 2.26% | 6.888 | 357 | 79.55 | 647 |
| 10/01/06 | 168 | 46,368,491.56 | 21.43% | 6.764 | 358 | 79.20 | 663 |
| 11/01/06 | 600 | 151,776,288.27 | 70.16% | 6.553 | 359 | 79.65 | 660 |
| 12/01/06 | 3 | 550,920.29 | 0.25% | 7.240 | 360 | 82.45 | 678 |
| 08/01/07 | 2 | 419,153.95 | 0.19% | 6.399 | 356 | 80.00 | 711 |
| 09/01/07 | 1 | 164,421.49 | 0.08% | 7.375 | 357 | 80.00 | 618 |
| 10/01/07 | 2 | 336,650.34 | 0.16% | 5.615 | 358 | 79.99 | 655 |
| 11/01/07 | 20 | 4,236,777.08 | 1.96% | 5.981 | 359 | 79.25 | 670 |
| 09/01/09 | 3 | 800,595.51 | 0.37% | 6.652 | 357 | 80.00 | 691 |
| 10/01/09 | 5 | 1,410,197.74 | 0.65% | 6.348 | 358 | 80.00 | 680 |
| 11/01/09 | 17 | 4,467,356.28 | 2.07% | 6.387 | 359 | 79.16 | 671 |
| **Total** | **850** | **216,331,993.45** | **100.00%** | **6.591** | **359** | **79.56** | **661** |

## Soundview WMC-2004-1
## FIXED

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $104,041,624 | $14,316 | $778,749 |
| Average Scheduled Principal Balance | $104,775 | | |
| Number of Mortgage Loans | 993 | | |
| | | | |
| Weighted Average Gross Coupon | 8.325% | 5.201% | 12.875% |
| Weighted Average FICO Score | 657 | 502 | 804 |
| Weighted Average Combined Original LTV | 86.87% | 27.09% | 100.00% |
| | | | |
| Weighted Average Original Term | 275 months | 120 months | 360 months |
| Weighted Average Stated Remaining Term | 273 months | 114 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 6 months |
| | | | |
| Weighted Average Gross Margin | 0.000% | 0.000% | 0.000% |
| Weighted Average Minimum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Maximum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Initial Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Subsequent Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Months to Roll | months | months | months |
| | | | |
| Maturity Date | | Jun 1 2014 | Dec 1 2034 |
| Maximum Zip Code Concentration | 0.78% | 91367 (Woodland Hills, CA) | |
| | | | |
| Fixed Rate | 100.00% | | |
| | | | |
| Fixed Rate | 58.94% | | |
| Fixed Rate Balloon | 41.06% | | |
| | | | |
| Not Interest Only | 100.00% | | |
| | | | |
| Prepay Penalty: 0 months | 25.35% | | |
| Prepay Penalty: 12 months | 6.96% | | |
| Prepay Penalty: 24 months | 22.20% | | |
| Prepay Penalty: 36 months | 45.38% | | |
| Prepay Penalty: 60 months | 0.11% | | |
| | | | |
| First Lien | 58.06% | | |
| Second Lien | 41.94% | | |
| | | | |
| Full Documentation | 45.30% | | |
| Full/Alternative Documentation | 1.99% | | |
| Limited Documentation | 8.90% | | |
| Lite Documentation | 3.92% | | |
| No Income / No Asset | 0.05% | | |
| Stated Documentation | 14.20% | | |
| Streamline Documentation | 25.64% | | |
| | | | |
| Cash Out Refinance | 35.14% | | |
| Purchase | 47.32% | | |
| Rate/Term Refinance | 17.55% | | |
| | | | |
| 2-4 Units | 0.37% | | |
| Condominium | 6.87% | | |
| Duplex | 6.62% | | |
| Manufactured Housing | 1.02% | | |
| PUD | 8.07% | | |
| Single Family | 75.32% | | |
| Triplex | 1.74% | | |
| | | | |
| Investor | 4.53% | | |
| Primary | 92.38% | | |
| Second Home | 3.10% | | |
| | | | |
| Top 5 States: | | | |
| California | 51.91% | | |
| New York | 10.12% | | |
| Texas | 5.02% | | |
| Florida | 4.99% | | |
| Maryland | 3.72% | | |

## Soundview WMC-2004-1

### FIXED

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 266 | 9,164,435.18 | 8.81% | 10.238 | 187 | 97.38 | 675 |
| 50,000.01 - 100,000.00 | 390 | 27,957,073.99 | 26.87% | 9.597 | 206 | 94.28 | 671 |
| 100,000.01 - 150,000.00 | 153 | 18,905,878.62 | 18.17% | 8.755 | 246 | 89.20 | 663 |
| 150,000.01 - 200,000.00 | 65 | 11,430,505.79 | 10.99% | 7.755 | 306 | 81.85 | 648 |
| 200,000.01 - 250,000.00 | 44 | 9,959,561.87 | 9.57% | 6.939 | 350 | 77.06 | 630 |
| 250,000.01 - 300,000.00 | 25 | 6,892,970.18 | 6.63% | 6.766 | 325 | 77.89 | 634 |
| 300,000.01 - 350,000.00 | 19 | 6,231,508.25 | 5.99% | 6.951 | 358 | 80.80 | 633 |
| 350,000.01 - 400,000.00 | 14 | 5,327,133.57 | 5.12% | 6.940 | 358 | 80.34 | 666 |
| 400,000.01 - 450,000.00 | 8 | 3,390,705.64 | 3.26% | 6.722 | 358 | 82.80 | 638 |
| 450,000.01 - 500,000.00 | 5 | 2,394,615.96 | 2.30% | 6.374 | 359 | 74.43 | 666 |
| 500,000.01 - 550,000.00 | 2 | 1,049,025.69 | 1.01% | 6.367 | 359 | 82.43 | 633 |
| 550,000.01 - 600,000.00 | 1 | 559,460.65 | 0.54% | 6.250 | 359 | 80.00 | 663 |
| 750,000.01 - 800,000.00 | 1 | 778,748.80 | 0.75% | 7.125 | 358 | 80.00 | 617 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 2 | 522,916.65 | 0.50% | 5.232 | 358 | 77.95 | 725 |
| 5.500 - 5.999 | 18 | 3,403,889.49 | 3.27% | 5.919 | 304 | 71.99 | 681 |
| 6.000 - 6.499 | 40 | 10,336,949.59 | 9.94% | 6.302 | 346 | 77.91 | 654 |
| 6.500 - 6.999 | 103 | 21,561,249.25 | 20.72% | 6.734 | 345 | 76.96 | 646 |
| 7.000 - 7.499 | 50 | 9,241,210.44 | 8.88% | 7.215 | 342 | 79.52 | 625 |
| 7.500 - 7.999 | 58 | 8,715,195.57 | 8.38% | 7.750 | 335 | 78.91 | 620 |
| 8.000 - 8.499 | 40 | 4,115,087.98 | 3.96% | 8.255 | 284 | 86.64 | 640 |
| 8.500 - 8.999 | 122 | 9,711,090.27 | 9.33% | 8.747 | 225 | 95.22 | 677 |
| 9.000 - 9.499 | 31 | 2,266,480.86 | 2.18% | 9.213 | 205 | 95.62 | 678 |
| 9.500 - 9.999 | 214 | 14,149,244.93 | 13.60% | 9.815 | 188 | 98.13 | 674 |
| 10.000 -10.499 | 31 | 2,232,998.13 | 2.15% | 10.223 | 190 | 98.57 | 671 |
| 10.500 -10.999 | 199 | 13,523,756.65 | 13.00% | 10.755 | 179 | 98.95 | 675 |
| 11.000 -11.499 | 10 | 404,564.29 | 0.39% | 11.304 | 217 | 94.79 | 649 |
| 11.500 -11.999 | 33 | 2,082,963.75 | 2.00% | 11.859 | 179 | 99.08 | 671 |
| 12.000 -12.499 | 12 | 356,851.93 | 0.34% | 12.173 | 186 | 98.57 | 691 |
| 12.500 -12.999 | 30 | 1,417,174.41 | 1.36% | 12.779 | 181 | 99.44 | 671 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 8 | 1,143,429.68 | 1.10% | 8.834 | 358 | 72.42 | 511 |
| 525-549 | 16 | 1,865,423.34 | 1.79% | 8.520 | 343 | 75.14 | 539 |
| 550-574 | 28 | 4,271,634.22 | 4.11% | 7.636 | 341 | 76.35 | 563 |
| 575-599 | 35 | 5,733,153.12 | 5.51% | 7.246 | 332 | 78.05 | 590 |
| 600-624 | 57 | 11,860,352.20 | 11.40% | 6.992 | 349 | 78.82 | 614 |
| 625-649 | 178 | 18,211,317.90 | 17.50% | 8.327 | 279 | 84.92 | 639 |
| 650-674 | 289 | 26,279,992.25 | 25.26% | 8.751 | 251 | 91.15 | 661 |
| 675-699 | 167 | 16,133,656.32 | 15.51% | 8.804 | 242 | 90.79 | 686 |
| 700+ | 215 | 18,542,665.16 | 17.82% | 8.595 | 232 | 91.71 | 732 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 18 | 2,049,856.05 | 1.97% | 6.853 | 306 | 39.10 | 638 |
| 50.00- 54.99 | 10 | 1,763,601.83 | 1.70% | 6.740 | 334 | 52.29 | 661 |
| 55.00- 59.99 | 10 | 1,812,072.28 | 1.74% | 6.815 | 344 | 57.87 | 629 |
| 60.00- 64.99 | 16 | 2,460,225.67 | 2.36% | 7.173 | 335 | 62.71 | 626 |
| 65.00- 69.99 | 18 | 2,750,956.57 | 2.64% | 7.413 | 352 | 66.91 | 601 |
| 70.00- 74.99 | 33 | 5,309,991.38 | 5.10% | 7.027 | 322 | 71.74 | 624 |
| 75.00- 79.99 | 37 | 7,703,769.14 | 7.40% | 6.973 | 329 | 77.03 | 643 |
| 80.00 | 74 | 14,997,956.19 | 14.42% | 6.882 | 353 | 80.00 | 647 |
| 80.01- 84.99 | 17 | 3,074,974.24 | 2.96% | 7.555 | 355 | 83.19 | 621 |
| 85.00- 89.99 | 38 | 8,088,490.65 | 7.77% | 6.888 | 331 | 86.00 | 637 |
| 90.00- 94.99 | 60 | 7,805,083.12 | 7.50% | 7.827 | 322 | 90.43 | 634 |
| 95.00- 99.99 | 65 | 6,496,799.14 | 6.24% | 8.655 | 266 | 95.26 | 668 |
| 100.00 | 597 | 39,727,847.93 | 38.18% | 10.050 | 182 | 100.00 | 684 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 120 | 4 | 256,223.24 | 0.25% | 7.725 | 118 | 74.07 | 597 |
| 180 | 706 | 48,777,939.18 | 46.88% | 9.759 | 179 | 96.41 | 680 |
| 240 | 3 | 430,437.36 | 0.41% | 7.342 | 239 | 78.58 | 645 |
| 360 | 280 | 54,577,024.41 | 52.46% | 7.054 | 359 | 78.48 | 636 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 61-120 | 4 | 256,223.24 | 0.25% | 7.725 | 118 | 74.07 | 597 |
| 121-180 | 706 | 48,777,939.18 | 46.88% | 9.759 | 179 | 96.41 | 680 |
| 181-240 | 3 | 430,437.36 | 0.41% | 7.342 | 239 | 78.58 | 645 |
| 301-360 | 280 | 54,577,024.41 | 52.46% | 7.054 | 359 | 78.48 | 636 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 33 | 2,655,339.55 | 2.55% | 8.078 | 275 | 80.81 | 648 |
| 20.01 -25.00 | 37 | 3,531,003.17 | 3.39% | 8.463 | 275 | 88.11 | 640 |
| 25.01 -30.00 | 75 | 7,522,452.43 | 7.23% | 7.901 | 285 | 83.67 | 650 |
| 30.01 -35.00 | 132 | 16,314,808.22 | 15.68% | 8.025 | 294 | 84.18 | 652 |
| 35.01 -40.00 | 162 | 15,474,405.79 | 14.87% | 8.551 | 258 | 87.12 | 658 |
| 40.01 -45.00 | 256 | 24,632,111.83 | 23.68% | 8.576 | 260 | 89.08 | 664 |
| 45.01 -50.00 | 231 | 24,373,646.41 | 23.43% | 8.511 | 267 | 87.57 | 660 |
| 50.01 -55.00 | 58 | 7,317,725.63 | 7.03% | 7.854 | 288 | 87.29 | 650 |
| 55.01 -60.00 | 9 | 2,220,131.16 | 2.13% | 7.178 | 345 | 87.66 | 642 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Fixed Rate | 993 | 104,041,624.19 | 100.00% | 8.325 | 273 | 86.87 | 657 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Fixed Rate | 347 | 61,324,483.01 | 58.94% | 7.106 | 339 | 78.27 | 638 |
| Fixed Rate Balloon | 646 | 42,717,141.18 | 41.06% | 10.074 | 179 | 99.22 | 684 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Not Interest Only | 993 | 104,041,624.19 | 100.00% | 8.325 | 273 | 86.87 | 657 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 307 | 26,375,232.75 | 25.35% | 8.985 | 250 | 91.09 | 665 |
| Prepay Penalty: 12 months | 40 | 7,243,176.31 | 6.96% | 7.437 | 315 | 84.18 | 654 |
| Prepay Penalty: 24 months | 275 | 23,098,527.88 | 22.20% | 8.969 | 224 | 92.37 | 669 |
| Prepay Penalty: 36 months | 370 | 47,212,753.71 | 45.38% | 7.776 | 304 | 82.26 | 647 |
| Prepay Penalty: 60 months | 1 | 111,933.54 | 0.11% | 8.600 | 359 | 80.00 | 558 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 330 | 60,404,014.15 | 58.06% | 7.048 | 341 | 77.97 | 637 |
| Second Lien | 663 | 43,637,610.04 | 41.94% | 10.092 | 179 | 99.21 | 684 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 414 | 47,128,525.30 | 45.30% | 7.671 | 301 | 83.97 | 643 |
| Full/Alternative Documentation | 14 | 2,073,839.66 | 1.99% | 7.927 | 285 | 95.14 | 668 |
| Limited Documentation | 64 | 9,263,017.53 | 8.90% | 7.752 | 271 | 84.69 | 665 |
| Lite Documentation | 34 | 4,082,284.23 | 3.92% | 8.580 | 250 | 90.45 | 664 |
| No Income / No Asset | 1 | 48,723.32 | 0.05% | 8.990 | 179 | 95.00 | 670 |
| Stated Documentation | 84 | 14,769,969.38 | 14.20% | 7.319 | 330 | 74.74 | 645 |
| Streamline Documentation | 382 | 26,675,264.77 | 25.64% | 10.227 | 196 | 98.28 | 682 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 255 | 36,555,459.93 | 35.14% | 7.514 | 318 | 78.73 | 635 |
| Purchase | 626 | 49,231,109.19 | 47.32% | 9.361 | 221 | 95.57 | 681 |
| Rate/Term Refinance | 112 | 18,255,055.07 | 17.55% | 7.155 | 325 | 79.72 | 635 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 3 | 385,138.35 | 0.37% | 9.309 | 179 | 84.99 | 688 |
| Condominium | 99 | 7,144,931.67 | 6.87% | 8.926 | 236 | 92.60 | 677 |
| Duplex | 52 | 6,888,660.89 | 6.62% | 8.133 | 270 | 86.35 | 675 |
| Manufactured Housing | 11 | 1,057,901.57 | 1.02% | 7.626 | 294 | 74.06 | 648 |
| PUD | 103 | 8,392,920.57 | 8.07% | 8.955 | 249 | 91.46 | 664 |
| Single Family | 713 | 78,360,105.47 | 75.32% | 8.237 | 279 | 86.24 | 652 |
| Triplex | 12 | 1,811,965.67 | 1.74% | 7.769 | 316 | 80.22 | 658 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 34 | 4,712,706.36 | 4.53% | 7.437 | 319 | 77.88 | 650 |
| Primary | 926 | 96,108,564.08 | 92.38% | 8.367 | 271 | 87.25 | 656 |
| Second Home | 33 | 3,220,353.75 | 3.10% | 8.371 | 286 | 88.81 | 678 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Alabama | 2 | 191,599.05 | 0.18% | 7.203 | 308 | 82.66 | 651 |
| Arizona | 24 | 1,106,513.87 | 1.06% | 9.710 | 205 | 87.66 | 668 |
| Arkansas | 3 | 185,254.16 | 0.18% | 6.959 | 234 | 76.60 | 623 |
| California | 469 | 54,006,213.66 | 51.91% | 8.405 | 258 | 87.30 | 665 |
| Colorado | 15 | 895,289.88 | 0.86% | 8.843 | 259 | 92.64 | 682 |
| Connecticut | 11 | 1,241,013.89 | 1.19% | 7.555 | 275 | 84.41 | 627 |
| District of Columbia | 3 | 229,900.70 | 0.22% | 10.125 | 179 | 100.00 | 707 |
| Florida | 51 | 5,191,782.28 | 4.99% | 8.484 | 292 | 86.89 | 654 |
| Georgia | 8 | 309,168.35 | 0.30% | 11.398 | 179 | 98.71 | 679 |
| Idaho | 4 | 547,500.26 | 0.53% | 7.248 | 354 | 78.91 | 604 |
| Illinois | 30 | 2,499,333.16 | 2.40% | 8.822 | 271 | 85.93 | 657 |
| Indiana | 3 | 157,038.89 | 0.15% | 8.680 | 243 | 89.86 | 653 |
| Kansas | 1 | 71,289.05 | 0.07% | 5.625 | 178 | 74.79 | 696 |
| Louisiana | 14 | 1,376,452.54 | 1.32% | 8.181 | 346 | 85.20 | 591 |
| Maine | 3 | 289,074.05 | 0.28% | 7.679 | 359 | 71.07 | 587 |
| Maryland | 37 | 3,868,921.90 | 3.72% | 8.203 | 278 | 87.20 | 644 |
| Massachusetts | 8 | 802,436.29 | 0.77% | 7.950 | 288 | 87.17 | 639 |
| Michigan | 5 | 339,274.89 | 0.33% | 8.330 | 160 | 91.49 | 638 |
| Mississippi | 2 | 67,228.59 | 0.06% | 9.661 | 292 | 88.46 | 594 |
| Missouri | 7 | 423,286.23 | 0.41% | 8.229 | 294 | 89.15 | 624 |
| Montana | 1 | 35,887.17 | 0.03% | 10.990 | 179 | 100.00 | 644 |
| Nevada | 18 | 1,380,702.60 | 1.33% | 8.877 | 269 | 89.24 | 655 |
| New Jersey | 22 | 2,210,086.19 | 2.12% | 8.072 | 283 | 89.92 | 666 |
| New York | 54 | 10,526,135.63 | 10.12% | 7.733 | 323 | 84.59 | 649 |
| North Carolina | 7 | 251,475.95 | 0.24% | 7.979 | 242 | 81.90 | 666 |
| Ohio | 7 | 610,350.44 | 0.59% | 7.405 | 290 | 89.13 | 647 |
| Oklahoma | 5 | 253,297.38 | 0.24% | 7.608 | 312 | 80.51 | 626 |
| Oregon | 7 | 558,670.41 | 0.54% | 7.659 | 292 | 84.45 | 649 |
| Pennsylvania | 16 | 1,915,513.13 | 1.84% | 7.846 | 306 | 81.65 | 613 |
| Rhode Island | 4 | 280,332.42 | 0.27% | 11.045 | 239 | 93.25 | 636 |
| South Carolina | 2 | 184,235.65 | 0.18% | 7.137 | 315 | 91.43 | 665 |
| Tennessee | 12 | 1,036,410.50 | 1.00% | 8.052 | 322 | 84.79 | 640 |
| Texas | 68 | 5,227,713.86 | 5.02% | 8.220 | 288 | 84.56 | 637 |
| Utah | 7 | 329,636.58 | 0.32% | 9.364 | 231 | 94.18 | 669 |
| Virginia | 38 | 2,926,939.90 | 2.81% | 9.155 | 248 | 92.20 | 655 |
| Washington | 21 | 2,177,259.72 | 2.09% | 7.794 | 279 | 87.77 | 684 |
| West Virginia | 1 | 213,459.60 | 0.21% | 8.350 | 356 | 84.92 | 607 |
| Wisconsin | 3 | 124,945.37 | 0.12% | 10.102 | 265 | 75.04 | 638 |
| **Total** | **993** | **104,041,624.19** | **100.00%** | **8.325** | **273** | **86.87** | **657** |

**Soundview WMC-2004-1**
**ADJUSTABLE**

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $480,392,190 | $39,957 | $837,818 |
| Average Scheduled Principal Balance | $242,990 | | |
| Number of Mortgage Loans | 1,977 | | |
| | | | |
| Weighted Average Gross Coupon | 6.881% | 4.251% | 10.990% |
| Weighted Average FICO Score | 632 | 500 | 796 |
| Weighted Average Combined Original LTV | 80.65% | 17.86% | 100.00% |
| | | | |
| Weighted Average Original Term | 360 months | 360 months | 360 months |
| Weighted Average Stated Remaining Term | 359 months | 353 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 7 months |
| | | | |
| Weighted Average Gross Margin | 6.194% | 4.250% | 9.876% |
| Weighted Average Minimum Interest Rate | 6.875% | 2.750% | 10.990% |
| Weighted Average Maximum Interest Rate | 13.375% | 10.490% | 17.490% |
| Weighted Average Initial Rate Cap | 1.975% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.009% | 1.000% | 2.000% |
| Weighted Average Months to Roll | 25 months | 3 months | 59 months |
| | | | |
| Maturity Date | | May 1 2034 | Dec 1 2034 |
| Maximum Zip Code Concentration | 0.79% | 91335 (Encino, CA) | |
| | | | |
| ARM | 100.00% | | |
| | | | |
| 2/28 6 MO LIBOR | 71.46% | | |
| 2/28 6 MO LIBOR IO | 19.90% | | |
| 3/27 6 MO LIBOR | 4.28% | | |
| 5/25 6 MO LIBOR | 2.10% | | |
| 5/25 6 MO LIBOR IO | 2.00% | | |
| 6 MO LIBOR | 0.26% | | |
| | | | |
| Interest Only | 21.90% | | |
| Not Interest Only | 78.10% | | |
| | | | |
| Prepay Penalty: 0 months | 26.42% | | |
| Prepay Penalty: 12 months | 3.20% | | |
| Prepay Penalty: 24 months | 64.58% | | |
| Prepay Penalty: 36 months | 5.80% | | |
| | | | |
| First Lien | 100.00% | | |
| | | | |
| Full Documentation | 40.37% | | |
| Full/Alternative Documentation | 3.29% | | |
| Limited Documentation | 7.51% | | |
| Lite Documentation | 4.96% | | |
| Stated Documentation | 18.04% | | |
| Streamline Documentation | 25.84% | | |
| | | | |
| Cash Out Refinance | 36.42% | | |
| Purchase | 48.64% | | |
| Rate/Term Refinance | 14.94% | | |
| | | | |
| 2-4 Units | 0.35% | | |
| Condominium | 9.12% | | |
| Duplex | 4.92% | | |
| Manufactured Housing | 0.30% | | |
| PUD | 10.64% | | |
| Single Family | 73.45% | | |
| Triplex | 1.21% | | |
| | | | |
| Investor | 3.93% | | |
| Primary | 93.52% | | |
| Second Home | 2.54% | | |
| | | | |
| Top 5 States: | | | |
| California | 58.33% | | |
| New York | 5.11% | | |
| Florida | 3.97% | | |
| Texas | 3.13% | | |
| Illinois | 3.07% | | |

# Soundview WMC-2004-1

## ADJUSTABLE

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 30 | 1,350,841.32 | 0.28% | 8.560 | 358 | 79.73 | 599 |
| 50,000.01 - 100,000.00 | 232 | 17,994,127.32 | 3.75% | 7.577 | 359 | 81.40 | 612 |
| 100,000.01 - 150,000.00 | 351 | 44,344,672.86 | 9.23% | 7.211 | 359 | 79.00 | 615 |
| 150,000.01 - 200,000.00 | 302 | 53,084,367.72 | 11.05% | 7.045 | 359 | 79.58 | 625 |
| 200,000.01 - 250,000.00 | 263 | 59,195,328.43 | 12.32% | 6.935 | 359 | 79.50 | 627 |
| 250,000.01 - 300,000.00 | 223 | 61,443,302.52 | 12.79% | 6.719 | 359 | 80.91 | 641 |
| 300,000.01 - 350,000.00 | 183 | 59,496,153.61 | 12.38% | 6.756 | 359 | 80.80 | 630 |
| 350,000.01 - 400,000.00 | 131 | 49,258,616.10 | 10.25% | 6.784 | 359 | 82.01 | 640 |
| 400,000.01 - 450,000.00 | 81 | 34,583,452.14 | 7.20% | 6.718 | 359 | 82.63 | 634 |
| 450,000.01 - 500,000.00 | 65 | 31,043,715.11 | 6.46% | 6.802 | 359 | 81.24 | 640 |
| 500,000.01 - 550,000.00 | 45 | 23,771,270.64 | 4.95% | 6.750 | 359 | 81.37 | 636 |
| 550,000.01 - 600,000.00 | 34 | 19,651,712.07 | 4.09% | 6.696 | 359 | 81.39 | 648 |
| 600,000.01 - 650,000.00 | 14 | 8,792,027.78 | 1.83% | 6.560 | 359 | 81.38 | 644 |
| 650,000.01 - 700,000.00 | 13 | 8,698,622.73 | 1.81% | 6.888 | 359 | 79.63 | 638 |
| 700,000.01 - 750,000.00 | 4 | 2,856,326.67 | 0.59% | 6.867 | 359 | 80.38 | 646 |
| 750,000.01 - 800,000.00 | 3 | 2,333,334.48 | 0.49% | 6.721 | 358 | 72.93 | 661 |
| 800,000.01 - 850,000.00 | 3 | 2,494,318.11 | 0.52% | 6.415 | 358 | 79.40 | 651 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 239,337.63 | 0.05% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 7 | 1,775,481.96 | 0.37% | 4.990 | 359 | 76.81 | 685 |
| 5.000 - 5.499 | 40 | 12,216,528.25 | 2.54% | 5.298 | 359 | 78.04 | 665 |
| 5.500 - 5.999 | 231 | 62,858,305.73 | 13.08% | 5.871 | 359 | 79.88 | 652 |
| 6.000 - 6.499 | 323 | 86,516,352.95 | 18.01% | 6.260 | 359 | 79.35 | 651 |
| 6.500 - 6.999 | 545 | 148,956,941.27 | 31.01% | 6.759 | 359 | 80.63 | 641 |
| 7.000 - 7.499 | 252 | 56,630,681.60 | 11.79% | 7.223 | 359 | 80.99 | 631 |
| 7.500 - 7.999 | 289 | 65,311,953.75 | 13.60% | 7.734 | 359 | 81.59 | 604 |
| 8.000 - 8.499 | 95 | 15,596,258.89 | 3.25% | 8.261 | 359 | 83.33 | 586 |
| 8.500 - 8.999 | 120 | 20,245,973.67 | 4.21% | 8.685 | 359 | 84.37 | 570 |
| 9.000 - 9.499 | 44 | 6,750,004.04 | 1.41% | 9.217 | 358 | 82.49 | 549 |
| 9.500 - 9.999 | 22 | 2,577,644.35 | 0.54% | 9.675 | 358 | 77.38 | 535 |
| 10.000 -10.499 | 6 | 555,298.77 | 0.12% | 10.189 | 358 | 82.04 | 536 |
| 10.500 -10.999 | 2 | 161,426.75 | 0.03% | 10.903 | 359 | 89.06 | 526 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 101 | 19,656,440.71 | 4.09% | 7.920 | 359 | 75.78 | 513 |
| 525-549 | 139 | 27,593,246.09 | 5.74% | 8.037 | 359 | 76.64 | 536 |
| 550-574 | 173 | 39,243,501.92 | 8.17% | 7.377 | 359 | 82.40 | 562 |
| 575-599 | 218 | 47,307,033.80 | 9.85% | 6.967 | 359 | 79.52 | 588 |
| 600-624 | 307 | 75,651,169.44 | 15.75% | 6.776 | 359 | 80.86 | 613 |
| 625-649 | 327 | 81,016,175.99 | 16.86% | 6.774 | 359 | 80.57 | 637 |
| 650-674 | 317 | 82,448,338.44 | 17.16% | 6.589 | 359 | 81.23 | 661 |
| 675-699 | 184 | 50,859,471.62 | 10.59% | 6.601 | 359 | 81.78 | 685 |
| 700+ | 211 | 56,616,811.60 | 11.79% | 6.510 | 359 | 82.03 | 734 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 38 | 6,351,253.75 | 1.32% | 6.885 | 359 | 41.06 | 591 |
| 50.00- 54.99 | 14 | 3,608,062.29 | 0.75% | 6.986 | 359 | 52.83 | 598 |
| 55.00- 59.99 | 29 | 6,099,166.79 | 1.27% | 6.932 | 359 | 58.13 | 580 |
| 60.00- 64.99 | 41 | 9,744,469.86 | 2.03% | 6.931 | 359 | 62.26 | 600 |
| 65.00- 69.99 | 51 | 12,184,931.52 | 2.54% | 6.942 | 359 | 67.58 | 587 |
| 70.00- 74.99 | 102 | 24,170,376.98 | 5.03% | 7.026 | 359 | 71.72 | 593 |
| 75.00- 79.99 | 160 | 38,853,075.46 | 8.09% | 6.969 | 359 | 76.97 | 615 |
| 80.00 | 945 | 234,885,719.28 | 48.89% | 6.637 | 359 | 80.00 | 654 |
| 80.01- 84.99 | 40 | 10,616,978.25 | 2.21% | 6.752 | 359 | 83.61 | 606 |
| 85.00- 89.99 | 196 | 49,666,767.77 | 10.34% | 7.199 | 359 | 86.43 | 605 |
| 90.00- 94.99 | 209 | 50,558,274.31 | 10.52% | 7.199 | 359 | 90.88 | 626 |
| 95.00- 99.99 | 127 | 29,564,091.79 | 6.15% | 7.421 | 359 | 95.05 | 622 |
| 100.00 | 25 | 4,089,021.56 | 0.85% | 7.351 | 358 | 100.00 | 682 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 360 | 1,977 | 480,392,189.61 | 100.00% | 6.881 | 359 | 80.65 | 632 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Stated Remaining Term (montł | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 301-360 | 1,977 | 480,392,189.61 | 100.00% | 6.881 | 359 | 80.65 | 632 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 75 | 13,343,470.54 | 2.78% | 6.786 | 359 | 78.27 | 632 |
| 20.01 -25.00 | 57 | 10,883,533.18 | 2.27% | 6.978 | 359 | 82.28 | 627 |
| 25.01 -30.00 | 166 | 36,076,978.78 | 7.51% | 6.913 | 359 | 78.60 | 637 |
| 30.01 -35.00 | 242 | 54,053,920.69 | 11.25% | 6.852 | 359 | 79.81 | 630 |
| 35.01 -40.00 | 334 | 81,180,762.93 | 16.90% | 6.939 | 359 | 79.97 | 633 |
| 40.01 -45.00 | 492 | 129,764,483.55 | 27.01% | 6.818 | 359 | 80.66 | 635 |
| 45.01 -50.00 | 452 | 114,944,804.84 | 23.93% | 6.941 | 359 | 81.54 | 631 |
| 50.01 -55.00 | 143 | 36,171,633.52 | 7.53% | 6.834 | 359 | 82.98 | 622 |
| 55.01 -60.00 | 16 | 3,972,601.58 | 0.83% | 6.588 | 359 | 81.16 | 615 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 1,977 | 480,392,189.61 | 100.00% | 6.881 | 359 | 80.65 | 632 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 1,495 | 343,306,598.76 | 71.46% | 7.009 | 359 | 80.51 | 622 |
| 2/28 6 MO LIBOR IO | 306 | 95,614,114.88 | 19.90% | 6.549 | 359 | 81.81 | 661 |
| 3/27 6 MO LIBOR | 97 | 20,578,837.61 | 4.28% | 6.616 | 359 | 80.42 | 634 |
| 5/25 6 MO LIBOR | 43 | 10,070,982.44 | 2.10% | 6.587 | 358 | 75.68 | 655 |
| 5/25 6 MO LIBOR IO | 31 | 9,584,583.51 | 2.00% | 6.434 | 359 | 78.80 | 669 |
| 6 MO LIBOR | 5 | 1,237,072.41 | 0.26% | 7.277 | 359 | 88.70 | 591 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 337 | 105,198,698.39 | 21.90% | 6.538 | 359 | 81.53 | 662 |
| Not Interest Only | 1,640 | 375,193,491.22 | 78.10% | 6.977 | 359 | 80.40 | 624 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 532 | 126,928,551.25 | 26.42% | 7.104 | 359 | 81.84 | 635 |
| Prepay Penalty: 12 months | 49 | 15,365,709.83 | 3.20% | 6.742 | 359 | 82.14 | 650 |
| Prepay Penalty: 24 months | 1,276 | 310,256,922.63 | 64.58% | 6.827 | 359 | 80.35 | 628 |
| Prepay Penalty: 36 months | 120 | 27,841,005.90 | 5.80% | 6.539 | 359 | 77.79 | 648 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 1,977 | 480,392,189.61 | 100.00% | 6.881 | 359 | 80.65 | 632 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 927 | 193,914,788.52 | 40.37% | 6.887 | 359 | 81.89 | 612 |
| Full/Alternative Documentation | 49 | 15,800,795.47 | 3.29% | 6.692 | 359 | 82.72 | 611 |
| Limited Documentation | 131 | 36,055,131.10 | 7.51% | 6.787 | 359 | 80.22 | 617 |
| Lite Documentation | 80 | 23,828,827.78 | 4.96% | 6.777 | 359 | 82.54 | 633 |
| Stated Documentation | 325 | 86,658,561.61 | 18.04% | 7.064 | 359 | 77.16 | 627 |
| Streamline Documentation | 465 | 124,134,085.13 | 25.84% | 6.815 | 359 | 80.66 | 673 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 730 | 174,935,493.70 | 36.42% | 6.952 | 359 | 79.92 | 612 |
| Purchase | 941 | 233,673,713.10 | 48.64% | 6.775 | 359 | 81.47 | 656 |
| Rate/Term Refinance | 306 | 71,782,982.81 | 14.94% | 7.051 | 359 | 79.78 | 605 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 5 | 1,678,878.81 | 0.35% | 6.619 | 359 | 70.07 | 654 |
| Condominium | 191 | 43,826,548.91 | 9.12% | 6.785 | 359 | 80.04 | 642 |
| Duplex | 84 | 23,650,443.75 | 4.92% | 6.979 | 359 | 81.10 | 642 |
| Manufactured Housing | 16 | 1,419,308.92 | 0.30% | 7.126 | 359 | 77.08 | 620 |
| PUD | 207 | 51,132,617.46 | 10.64% | 6.937 | 359 | 81.00 | 637 |
| Single Family | 1,453 | 352,869,017.53 | 73.45% | 6.883 | 359 | 80.75 | 629 |
| Triplex | 21 | 5,815,374.23 | 1.21% | 6.611 | 359 | 78.55 | 669 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 100 | 18,896,106.92 | 3.93% | 7.269 | 359 | 81.50 | 662 |
| Primary | 1,818 | 449,282,192.60 | 93.52% | 6.863 | 359 | 80.63 | 630 |
| Second Home | 59 | 12,213,890.09 | 2.54% | 6.920 | 359 | 80.17 | 673 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 49 | 7,644,346.56 | 1.59% | 7.047 | 359 | 81.76 | 644 |
| Arkansas | 2 | 173,979.63 | 0.04% | 8.247 | 358 | 91.19 | 598 |
| California | 909 | 280,215,161.19 | 58.33% | 6.714 | 359 | 79.70 | 637 |
| Colorado | 33 | 5,963,276.77 | 1.24% | 6.969 | 359 | 83.16 | 627 |
| Connecticut | 27 | 6,081,175.58 | 1.27% | 6.791 | 358 | 80.31 | 618 |
| Delaware | 1 | 283,316.43 | 0.06% | 8.175 | 359 | 90.00 | 602 |
| District of Columbia | 14 | 3,539,615.45 | 0.74% | 6.932 | 359 | 75.40 | 628 |
| Florida | 98 | 19,057,564.76 | 3.97% | 7.160 | 359 | 82.62 | 634 |
| Georgia | 23 | 3,328,503.10 | 0.69% | 7.286 | 359 | 81.71 | 620 |
| Idaho | 10 | 1,543,551.73 | 0.32% | 7.741 | 358 | 83.84 | 627 |
| Illinois | 77 | 14,728,203.91 | 3.07% | 7.317 | 359 | 81.77 | 626 |
| Indiana | 13 | 1,227,511.09 | 0.26% | 8.748 | 358 | 83.71 | 573 |
| Kansas | 5 | 594,436.72 | 0.12% | 8.136 | 359 | 88.06 | 586 |
| Kentucky | 3 | 397,121.91 | 0.08% | 7.566 | 359 | 88.67 | 602 |
| Louisiana | 26 | 2,348,753.48 | 0.49% | 8.088 | 359 | 87.26 | 602 |
| Maryland | 75 | 14,196,923.31 | 2.96% | 6.904 | 359 | 82.59 | 624 |
| Massachusetts | 20 | 4,527,912.51 | 0.94% | 7.022 | 359 | 78.98 | 609 |
| Michigan | 16 | 2,879,522.30 | 0.60% | 7.351 | 359 | 83.36 | 600 |
| Minnesota | 12 | 2,987,544.83 | 0.62% | 6.977 | 358 | 87.11 | 616 |
| Mississippi | 18 | 1,482,480.64 | 0.31% | 7.906 | 358 | 85.19 | 608 |
| Missouri | 15 | 1,462,222.23 | 0.30% | 7.832 | 358 | 82.65 | 617 |
| Montana | 5 | 621,825.68 | 0.13% | 6.693 | 359 | 82.66 | 625 |
| Nebraska | 1 | 46,509.73 | 0.01% | 10.125 | 358 | 95.00 | 553 |
| Nevada | 49 | 11,743,410.79 | 2.44% | 7.016 | 359 | 81.27 | 640 |
| New Hampshire | 6 | 1,688,289.75 | 0.35% | 6.628 | 358 | 86.55 | 656 |
| New Jersey | 58 | 12,863,203.52 | 2.68% | 7.043 | 359 | 81.00 | 623 |
| New Mexico | 7 | 1,061,587.46 | 0.22% | 7.534 | 359 | 80.61 | 564 |
| New York | 74 | 24,570,066.65 | 5.11% | 6.919 | 359 | 81.93 | 624 |
| North Carolina | 25 | 3,278,027.28 | 0.68% | 7.713 | 359 | 82.18 | 596 |
| Ohio | 11 | 1,006,700.53 | 0.21% | 7.610 | 359 | 85.18 | 602 |
| Oklahoma | 6 | 668,797.62 | 0.14% | 8.162 | 359 | 86.82 | 581 |
| Oregon | 13 | 1,977,372.13 | 0.41% | 6.338 | 359 | 80.00 | 645 |
| Pennsylvania | 37 | 5,833,078.25 | 1.21% | 7.780 | 358 | 84.50 | 595 |
| Rhode Island | 8 | 1,642,986.89 | 0.34% | 6.779 | 359 | 80.74 | 651 |
| South Carolina | 8 | 710,389.66 | 0.15% | 7.569 | 359 | 88.46 | 614 |
| Tennessee | 16 | 1,583,027.61 | 0.33% | 7.880 | 358 | 87.61 | 596 |
| Texas | 98 | 15,024,090.32 | 3.13% | 7.138 | 359 | 81.02 | 635 |
| Utah | 8 | 1,344,150.76 | 0.28% | 6.781 | 359 | 79.02 | 645 |
| Vermont | 3 | 459,371.23 | 0.10% | 6.836 | 358 | 72.48 | 608 |
| Virginia | 62 | 13,479,533.49 | 2.81% | 6.771 | 359 | 80.84 | 639 |
| Washington | 23 | 4,320,516.33 | 0.90% | 6.871 | 359 | 81.12 | 634 |
| Wisconsin | 12 | 1,586,352.87 | 0.33% | 7.186 | 359 | 83.25 | 588 |
| Wyoming | 1 | 219,776.93 | 0.05% | 9.375 | 358 | 80.00 | 516 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 4 | 837,162.99 | 0.17% | 5.720 | 359 | 60.66 | 601 |
| 4.500 - 4.999 | 100 | 28,400,858.20 | 5.91% | 6.243 | 359 | 79.02 | 648 |
| 5.000 - 5.499 | 241 | 62,926,995.36 | 13.10% | 6.283 | 359 | 79.38 | 648 |
| 5.500 - 5.999 | 439 | 112,290,783.93 | 23.37% | 6.514 | 359 | 79.91 | 640 |
| 6.000 - 6.499 | 440 | 114,234,735.64 | 23.78% | 6.839 | 359 | 79.83 | 632 |
| 6.500 - 6.999 | 320 | 76,999,958.54 | 16.03% | 7.198 | 359 | 81.76 | 628 |
| 7.000 - 7.499 | 211 | 45,266,857.53 | 9.42% | 7.567 | 359 | 83.92 | 612 |
| 7.500 - 7.999 | 124 | 23,677,637.37 | 4.93% | 7.881 | 359 | 82.64 | 608 |
| 8.000 - 8.499 | 85 | 14,172,792.76 | 2.95% | 8.315 | 359 | 83.69 | 596 |
| 8.500 - 8.999 | 7 | 766,070.58 | 0.16% | 8.956 | 358 | 83.34 | 585 |
| 9.000 - 9.499 | 3 | 333,783.18 | 0.07% | 9.334 | 356 | 83.59 | 562 |
| 9.500 - 9.999 | 3 | 484,553.53 | 0.10% | 8.473 | 358 | 69.76 | 533 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2.500 - 2.999 | 1 | 174,159.67 | 0.04% | 9.250 | 359 | 85.00 | 508 |
| 4.000 - 4.499 | 1 | 239,337.63 | 0.05% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 7 | 1,775,481.96 | 0.37% | 4.990 | 359 | 76.81 | 685 |
| 5.000 - 5.499 | 40 | 12,216,528.25 | 2.54% | 5.298 | 359 | 78.04 | 665 |
| 5.500 - 5.999 | 232 | 63,049,940.42 | 13.12% | 5.872 | 359 | 79.83 | 652 |
| 6.000 - 6.499 | 323 | 86,972,440.37 | 18.10% | 6.271 | 359 | 79.37 | 651 |
| 6.500 - 6.999 | 546 | 149,308,366.67 | 31.08% | 6.760 | 359 | 80.64 | 641 |
| 7.000 - 7.499 | 251 | 56,387,341.14 | 11.74% | 7.228 | 359 | 81.17 | 631 |
| 7.500 - 7.999 | 286 | 64,389,965.12 | 13.40% | 7.739 | 359 | 81.49 | 603 |
| 8.000 - 8.499 | 100 | 16,647,297.92 | 3.47% | 8.265 | 359 | 83.36 | 586 |
| 8.500 - 8.999 | 120 | 19,754,954.67 | 4.11% | 8.686 | 359 | 84.39 | 569 |
| 9.000 - 9.499 | 40 | 6,130,630.69 | 1.28% | 9.221 | 358 | 81.83 | 549 |
| 9.500 - 9.999 | 23 | 2,670,950.58 | 0.56% | 9.662 | 358 | 77.82 | 535 |
| 10.000 -10.499 | 5 | 513,367.77 | 0.11% | 10.204 | 358 | 80.58 | 529 |
| 10.500 -10.999 | 2 | 161,426.75 | 0.03% | 10.903 | 359 | 89.06 | 526 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 10.000 -10.499 | 1 | 499,128.55 | 0.10% | 7.490 | 359 | 90.00 | 625 |
| 10.500 -10.999 | 1 | 239,337.63 | 0.05% | 4.251 | 358 | 80.00 | 625 |
| 11.000 -11.499 | 7 | 1,775,481.96 | 0.37% | 4.990 | 359 | 76.81 | 685 |
| 11.500 -11.999 | 40 | 12,143,768.30 | 2.53% | 5.313 | 359 | 77.27 | 666 |
| 12.000 -12.499 | 234 | 63,827,176.71 | 13.29% | 5.874 | 359 | 79.92 | 652 |
| 12.500 -12.999 | 323 | 86,229,229.87 | 17.95% | 6.262 | 359 | 79.48 | 651 |
| 13.000 -13.499 | 541 | 147,993,652.11 | 30.81% | 6.760 | 359 | 80.63 | 641 |
| 13.500 -13.999 | 256 | 56,850,033.63 | 11.83% | 7.222 | 359 | 81.01 | 631 |
| 14.000 -14.499 | 286 | 64,834,085.38 | 13.50% | 7.746 | 359 | 81.36 | 604 |
| 14.500 -14.999 | 97 | 16,622,673.61 | 3.46% | 8.232 | 359 | 83.62 | 587 |
| 15.000 -15.499 | 116 | 19,388,137.79 | 4.04% | 8.684 | 359 | 84.50 | 568 |
| 15.500 -15.999 | 45 | 6,695,114.20 | 1.39% | 9.211 | 358 | 82.11 | 550 |
| 16.000 -16.499 | 23 | 2,619,575.35 | 0.55% | 9.680 | 358 | 77.74 | 537 |
| 16.500 -16.999 | 4 | 432,538.68 | 0.09% | 10.186 | 359 | 78.81 | 531 |
| 17.000 -17.499 | 3 | 242,255.84 | 0.05% | 10.702 | 358 | 89.37 | 523 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 25 | 5,622,722.13 | 1.17% | 7.579 | 359 | 82.78 | 599 |
| 1.500 | 1,436 | 331,086,442.23 | 68.92% | 6.986 | 359 | 80.39 | 623 |
| 1.900000000 | 1 | 401,148.05 | 0.08% | 8.875 | 358 | 80.00 | 637 |
| 2.000 | 11 | 2,220,154.17 | 0.46% | 7.018 | 358 | 83.28 | 624 |
| 3.000 | 473 | 131,890,921.61 | 27.45% | 6.617 | 359 | 81.43 | 654 |
| 5.000 | 31 | 9,170,801.42 | 1.91% | 6.332 | 359 | 77.05 | 662 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 1,945 | 474,005,602.34 | 98.67% | 6.874 | 359 | 80.63 | 632 |
| 1.500 | 22 | 4,264,100.98 | 0.89% | 7.591 | 358 | 81.26 | 616 |
| 2.000 | 10 | 2,122,486.29 | 0.44% | 7.025 | 358 | 83.21 | 626 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 03/01/05 | 1 | 144,695.60 | 0.03% | 7.825 | 357 | 100.00 | 686 |
| 05/01/05 | 3 | 769,376.81 | 0.16% | 7.085 | 359 | 83.93 | 554 |
| 06/01/05 | 1 | 323,000.00 | 0.07% | 7.490 | 360 | 95.00 | 636 |
| 06/01/06 | 1 | 93,306.23 | 0.02% | 9.300 | 354 | 90.00 | 526 |
| 07/01/06 | 2 | 260,169.36 | 0.05% | 8.456 | 355 | 90.00 | 583 |
| 08/01/06 | 11 | 2,320,984.18 | 0.48% | 7.450 | 356 | 82.68 | 652 |
| 09/01/06 | 46 | 8,883,180.91 | 1.85% | 7.162 | 357 | 81.14 | 629 |
| 10/01/06 | 412 | 101,689,392.77 | 21.17% | 7.048 | 358 | 80.31 | 631 |
| 11/01/06 | 1,325 | 324,685,759.90 | 67.59% | 6.851 | 359 | 80.89 | 631 |
| 12/01/06 | 4 | 987,920.29 | 0.21% | 7.189 | 360 | 88.00 | 662 |
| 05/01/07 | 1 | 119,165.50 | 0.02% | 8.350 | 353 | 90.00 | 666 |
| 07/01/07 | 2 | 228,455.37 | 0.05% | 7.180 | 355 | 89.62 | 623 |
| 08/01/07 | 2 | 419,153.95 | 0.09% | 6.399 | 356 | 80.00 | 711 |
| 09/01/07 | 3 | 616,280.31 | 0.13% | 7.036 | 357 | 66.71 | 605 |
| 10/01/07 | 25 | 5,481,664.50 | 1.14% | 6.786 | 358 | 84.86 | 634 |
| 11/01/07 | 64 | 13,714,117.98 | 2.85% | 6.511 | 359 | 79.04 | 632 |
| 09/01/09 | 8 | 2,762,456.41 | 0.58% | 6.870 | 357 | 81.47 | 662 |
| 10/01/09 | 14 | 3,667,304.54 | 0.76% | 6.800 | 358 | 75.53 | 645 |
| 11/01/09 | 52 | 13,225,805.00 | 2.75% | 6.358 | 359 | 76.77 | 666 |
| **Total** | **1,977** | **480,392,189.61** | **100.00%** | **6.881** | **359** | **80.65** | **632** |

## Soundview WMC-2004-1
## IO

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $105,198,698 | $65,600 | $830,000 |
| Average Scheduled Principal Balance | $312,162 | | |
| Number of Mortgage Loans | 337 | | |
| | | | |
| Weighted Average Gross Coupon | 6.538% | 4.990% | 8.750% |
| Weighted Average FICO Score | 662 | 542 | 796 |
| Weighted Average Combined Original LTV | 81.53% | 30.00% | 95.00% |
| | | | |
| Weighted Average Original Term | 360 months | 360 months | 360 months |
| Weighted Average Stated Remaining Term | 359 months | 357 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 3 months |
| | | | |
| Weighted Average Gross Margin | 6.012% | 4.500% | 8.250% |
| Weighted Average Minimum Interest Rate | 6.535% | 4.990% | 8.075% |
| Weighted Average Maximum Interest Rate | 13.032% | 11.490% | 14.490% |
| Weighted Average Initial Rate Cap | 3.144% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.000% | 1.000% | 1.000% |
| Weighted Average Months to Roll | 26 months | 21 months | 59 months |
| | | | |
| Maturity Date | | Sep 1 2034 | Dec 1 2034 |
| Maximum Zip Code Concentration | 2.27% | 91335 (Encino, CA) | |
| | | | |
| ARM | 100.00% | | |
| | | | |
| 2/28 6 MO LIBOR IO | 90.89% | | |
| 5/25 6 MO LIBOR IO | 9.11% | | |
| | | | |
| Interest Only | 100.00% | | |
| | | | |
| Prepay Penalty: 0 months | 19.52% | | |
| Prepay Penalty: 12 months | 5.19% | | |
| Prepay Penalty: 24 months | 68.97% | | |
| Prepay Penalty: 36 months | 6.32% | | |
| | | | |
| First Lien | 100.00% | | |
| | | | |
| Full Documentation | 36.59% | | |
| Full/Alternative Documentation | 4.59% | | |
| Limited Documentation | 10.89% | | |
| Lite Documentation | 6.73% | | |
| Stated Documentation | 7.65% | | |
| Streamline Documentation | 33.55% | | |
| | | | |
| Cash Out Refinance | 28.91% | | |
| Purchase | 59.47% | | |
| Rate/Term Refinance | 11.63% | | |
| | | | |
| Condominium | 9.91% | | |
| Duplex | 2.25% | | |
| PUD | 11.05% | | |
| Single Family | 76.80% | | |
| | | | |
| Primary | 97.55% | | |
| Second Home | 2.45% | | |
| | | | |
| Top 5 States: | | | |
| California | 76.19% | | |
| Virginia | 4.07% | | |
| Florida | 2.21% | | |
| Arizona | 2.08% | | |
| Maryland | 1.49% | | |

# Soundview WMC-2004-1

## IO

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 50,000.01 - 100,000.00 | 13 | 1,132,272.00 | 1.08% | 6.564 | 359 | 81.32 | 652 |
| 100,000.01 - 150,000.00 | 25 | 3,129,914.00 | 2.98% | 6.542 | 359 | 80.15 | 664 |
| 150,000.01 - 200,000.00 | 43 | 7,777,586.04 | 7.39% | 6.450 | 359 | 78.60 | 668 |
| 200,000.01 - 250,000.00 | 48 | 10,727,708.26 | 10.20% | 6.561 | 359 | 82.16 | 661 |
| 250,000.01 - 300,000.00 | 53 | 14,574,525.34 | 13.85% | 6.518 | 359 | 80.53 | 659 |
| 300,000.01 - 350,000.00 | 37 | 12,183,714.35 | 11.58% | 6.378 | 359 | 80.93 | 663 |
| 350,000.01 - 400,000.00 | 38 | 14,301,190.31 | 13.59% | 6.604 | 359 | 82.68 | 657 |
| 400,000.01 - 450,000.00 | 27 | 11,529,172.39 | 10.96% | 6.574 | 359 | 82.78 | 668 |
| 450,000.01 - 500,000.00 | 18 | 8,571,618.20 | 8.15% | 6.752 | 359 | 82.19 | 666 |
| 500,000.01 - 550,000.00 | 12 | 6,319,250.00 | 6.01% | 6.669 | 359 | 80.90 | 653 |
| 550,000.01 - 600,000.00 | 9 | 5,174,807.50 | 4.92% | 6.602 | 359 | 83.85 | 686 |
| 600,000.01 - 650,000.00 | 4 | 2,520,200.00 | 2.40% | 6.279 | 358 | 87.54 | 641 |
| 650,000.01 - 700,000.00 | 4 | 2,687,440.00 | 2.55% | 6.438 | 359 | 77.32 | 657 |
| 700,000.01 - 750,000.00 | 3 | 2,152,800.00 | 2.05% | 6.500 | 359 | 79.42 | 661 |
| 750,000.01 - 800,000.00 | 1 | 760,000.00 | 0.72% | 6.250 | 359 | 80.00 | 686 |
| 800,000.01 - 850,000.00 | 2 | 1,656,500.00 | 1.57% | 6.246 | 359 | 81.63 | 645 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 5.000 - 5.499 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 5.500 - 5.999 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 6.000 - 6.499 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 6.500 - 6.999 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 7.000 - 7.499 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 7.500 - 7.999 | 11 | 3,218,180.20 | 3.06% | 7.674 | 359 | 84.23 | 641 |
| 8.500 - 8.999 | 1 | 532,950.00 | 0.51% | 8.750 | 359 | 85.00 | 619 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 525-549 | 1 | 123,000.00 | 0.12% | 7.800 | 359 | 75.00 | 542 |
| 575-599 | 21 | 6,290,724.67 | 5.98% | 6.366 | 359 | 79.89 | 589 |
| 600-624 | 50 | 15,582,431.39 | 14.81% | 6.635 | 359 | 81.58 | 613 |
| 625-649 | 63 | 19,619,151.16 | 18.65% | 6.579 | 359 | 80.40 | 637 |
| 650-674 | 91 | 28,280,627.76 | 26.88% | 6.493 | 359 | 83.14 | 663 |
| 675-699 | 51 | 17,817,929.43 | 16.94% | 6.591 | 359 | 81.75 | 687 |
| 700+ | 60 | 17,484,833.98 | 16.62% | 6.477 | 359 | 80.59 | 735 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 2 | 460,000.00 | 0.44% | 6.160 | 358 | 36.18 | 637 |
| 50.00- 54.99 | 2 | 715,000.00 | 0.68% | 5.697 | 359 | 53.81 | 599 |
| 55.00- 59.99 | 1 | 200,000.00 | 0.19% | 6.450 | 359 | 57.14 | 599 |
| 60.00- 64.99 | 4 | 1,010,712.00 | 0.96% | 6.175 | 359 | 62.51 | 627 |
| 65.00- 69.99 | 2 | 1,494,000.00 | 1.42% | 6.389 | 359 | 68.69 | 617 |
| 70.00- 74.99 | 3 | 673,920.00 | 0.64% | 6.464 | 359 | 74.33 | 662 |
| 75.00- 79.99 | 11 | 3,880,000.00 | 3.69% | 6.604 | 359 | 77.09 | 645 |
| 80.00 | 239 | 71,128,150.91 | 67.61% | 6.489 | 359 | 80.00 | 670 |
| 80.01- 84.99 | 6 | 1,966,149.99 | 1.87% | 6.566 | 359 | 83.81 | 660 |
| 85.00- 89.99 | 24 | 8,663,637.96 | 8.24% | 6.610 | 359 | 87.13 | 644 |
| 90.00- 94.99 | 28 | 9,969,138.13 | 9.48% | 6.846 | 359 | 91.01 | 652 |
| 95.00- 99.99 | 15 | 5,037,989.40 | 4.79% | 6.726 | 359 | 95.00 | 647 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 360 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Stated Remaining Term (montł | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 301-360 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 10 | 2,645,190.99 | 2.51% | 6.170 | 359 | 80.80 | 659 |
| 20.01 -25.00 | 8 | 2,067,706.00 | 1.97% | 6.524 | 359 | 80.87 | 637 |
| 25.01 -30.00 | 25 | 7,836,270.00 | 7.45% | 6.685 | 359 | 82.90 | 650 |
| 30.01 -35.00 | 46 | 13,544,237.31 | 12.87% | 6.434 | 359 | 80.44 | 666 |
| 35.01 -40.00 | 73 | 20,500,414.35 | 19.49% | 6.608 | 359 | 80.70 | 678 |
| 40.01 -45.00 | 118 | 40,134,116.29 | 38.15% | 6.522 | 359 | 81.53 | 658 |
| 45.01 -50.00 | 44 | 13,870,373.46 | 13.18% | 6.558 | 359 | 82.27 | 659 |
| 50.01 -55.00 | 12 | 4,448,199.99 | 4.23% | 6.570 | 359 | 84.33 | 655 |
| 55.01 -60.00 | 1 | 152,190.00 | 0.14% | 6.990 | 359 | 95.00 | 688 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR IO | 306 | 95,614,114.88 | 90.89% | 6.549 | 359 | 81.81 | 661 |
| 5/25 6 MO LIBOR IO | 31 | 9,584,583.51 | 9.11% | 6.434 | 359 | 78.80 | 669 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 64 | 20,529,608.37 | 19.52% | 6.782 | 359 | 83.27 | 661 |
| Prepay Penalty: 12 months | 14 | 5,458,503.98 | 5.19% | 6.694 | 359 | 81.38 | 659 |
| Prepay Penalty: 24 months | 236 | 72,557,335.53 | 68.97% | 6.468 | 359 | 81.48 | 662 |
| Prepay Penalty: 36 months | 23 | 6,653,250.51 | 6.32% | 6.419 | 358 | 76.96 | 672 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 135 | 38,490,906.88 | 36.59% | 6.453 | 359 | 82.31 | 649 |
| Full/Alternative Documentation | 11 | 4,832,549.99 | 4.59% | 6.506 | 358 | 82.30 | 641 |
| Limited Documentation | 30 | 11,453,615.99 | 10.89% | 6.376 | 359 | 79.79 | 641 |
| Lite Documentation | 22 | 7,078,408.51 | 6.73% | 6.671 | 359 | 82.04 | 643 |
| Stated Documentation | 23 | 8,052,589.86 | 7.65% | 6.915 | 359 | 84.33 | 665 |
| Streamline Documentation | 116 | 35,290,627.16 | 33.55% | 6.575 | 359 | 80.41 | 689 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 97 | 30,408,745.17 | 28.91% | 6.533 | 359 | 82.98 | 641 |
| Purchase | 203 | 62,557,962.17 | 59.47% | 6.543 | 359 | 80.83 | 675 |
| Rate/Term Refinance | 37 | 12,231,991.05 | 11.63% | 6.526 | 359 | 81.54 | 648 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 42 | 10,423,169.99 | 9.91% | 6.513 | 359 | 80.64 | 669 |
| Duplex | 7 | 2,361,740.00 | 2.25% | 6.566 | 359 | 84.08 | 679 |
| PUD | 38 | 11,624,275.06 | 11.05% | 6.627 | 359 | 80.79 | 665 |
| Single Family | 250 | 80,789,513.34 | 76.80% | 6.528 | 359 | 81.68 | 660 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Primary | 328 | 102,616,706.38 | 97.55% | 6.536 | 359 | 81.53 | 660 |
| Second Home | 9 | 2,581,992.01 | 2.45% | 6.643 | 359 | 81.73 | 729 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 10 | 2,188,937.08 | 2.08% | 6.814 | 359 | 80.00 | 675 |
| California | 233 | 80,150,013.46 | 76.19% | 6.513 | 359 | 81.15 | 664 |
| Colorado | 8 | 1,322,700.00 | 1.26% | 6.772 | 358 | 81.65 | 660 |
| District of Columbia | 1 | 123,000.00 | 0.12% | 7.800 | 359 | 75.00 | 542 |
| Florida | 9 | 2,327,595.51 | 2.21% | 6.607 | 359 | 80.34 | 665 |
| Georgia | 3 | 297,316.00 | 0.28% | 7.029 | 359 | 80.00 | 657 |
| Idaho | 1 | 152,190.00 | 0.14% | 6.990 | 359 | 95.00 | 688 |
| Illinois | 6 | 1,276,100.00 | 1.21% | 6.662 | 359 | 79.16 | 665 |
| Maryland | 8 | 1,565,150.00 | 1.49% | 6.607 | 359 | 82.64 | 662 |
| Massachusetts | 2 | 532,150.00 | 0.51% | 6.506 | 359 | 87.74 | 636 |
| Michigan | 1 | 505,600.00 | 0.48% | 6.500 | 359 | 80.00 | 633 |
| Minnesota | 2 | 1,158,412.96 | 1.10% | 6.107 | 358 | 92.81 | 665 |
| Montana | 1 | 115,200.00 | 0.11% | 6.626 | 359 | 80.00 | 616 |
| Nevada | 7 | 1,558,239.98 | 1.48% | 6.518 | 359 | 80.88 | 643 |
| New Jersey | 4 | 1,463,999.40 | 1.39% | 6.745 | 359 | 88.33 | 620 |
| New York | 4 | 1,488,890.00 | 1.42% | 7.217 | 359 | 87.51 | 638 |
| North Carolina | 4 | 587,470.00 | 0.56% | 6.500 | 359 | 80.00 | 661 |
| Ohio | 1 | 228,000.00 | 0.22% | 6.490 | 359 | 80.00 | 614 |
| Oregon | 4 | 688,700.00 | 0.65% | 6.121 | 359 | 81.26 | 662 |
| Pennsylvania | 1 | 643,000.00 | 0.61% | 6.625 | 359 | 94.99 | 645 |
| Rhode Island | 1 | 221,000.00 | 0.21% | 6.375 | 358 | 85.00 | 633 |
| South Carolina | 2 | 251,750.00 | 0.24% | 6.896 | 359 | 95.00 | 645 |
| Tennessee | 1 | 221,200.00 | 0.21% | 6.600 | 359 | 90.77 | 684 |
| Texas | 3 | 546,434.00 | 0.52% | 6.555 | 358 | 80.00 | 694 |
| Utah | 1 | 200,000.00 | 0.19% | 6.125 | 359 | 80.00 | 672 |
| Virginia | 16 | 4,278,050.00 | 4.07% | 6.539 | 359 | 80.06 | 666 |
| Washington | 3 | 1,107,600.00 | 1.05% | 6.407 | 359 | 80.00 | 658 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 15 | 4,672,395.20 | 4.44% | 6.513 | 359 | 80.81 | 654 |
| 5.000 - 5.499 | 59 | 17,407,623.41 | 16.55% | 6.319 | 359 | 79.95 | 661 |
| 5.500 - 5.999 | 116 | 34,859,233.87 | 33.14% | 6.327 | 359 | 79.83 | 665 |
| 6.000 - 6.499 | 74 | 23,896,639.38 | 22.72% | 6.597 | 359 | 80.64 | 666 |
| 6.500 - 6.999 | 48 | 15,701,126.94 | 14.93% | 6.880 | 359 | 85.01 | 663 |
| 7.000 - 7.499 | 15 | 5,900,747.59 | 5.61% | 6.959 | 359 | 89.06 | 641 |
| 7.500 - 7.999 | 6 | 1,806,750.00 | 1.72% | 7.116 | 359 | 84.76 | 643 |
| 8.000 - 8.499 | 4 | 954,182.00 | 0.91% | 7.583 | 359 | 88.96 | 638 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 5.000 - 5.499 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 5.500 - 5.999 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 6.000 - 6.499 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 6.500 - 6.999 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 7.000 - 7.499 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 7.500 - 7.999 | 11 | 3,218,180.20 | 3.06% | 7.674 | 359 | 84.23 | 641 |
| 8.000 - 8.499 | 1 | 532,950.00 | 0.51% | 8.750 | 359 | 85.00 | 619 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 11.000 -11.499 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 11.500 -11.999 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 12.000 -12.499 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 12.500 -12.999 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 13.000 -13.499 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 13.500 -13.999 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 14.000 -14.499 | 12 | 3,751,130.20 | 3.57% | 7.827 | 359 | 84.34 | 638 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 3 | 1,084,150.00 | 1.03% | 7.665 | 359 | 82.46 | 622 |
| 1.500 | 2 | 481,600.00 | 0.46% | 6.510 | 359 | 80.00 | 674 |
| 3.000 | 302 | 94,603,864.88 | 89.93% | 6.547 | 359 | 81.96 | 662 |
| 5.000 | 30 | 9,029,083.51 | 8.58% | 6.311 | 359 | 77.01 | 663 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 09/01/06 | 6 | 1,490,000.00 | 1.42% | 6.875 | 357 | 80.00 | 663 |
| 10/01/06 | 55 | 17,605,259.63 | 16.74% | 6.518 | 358 | 82.94 | 662 |
| 11/01/06 | 243 | 75,825,855.25 | 72.08% | 6.545 | 359 | 81.51 | 661 |
| 12/01/06 | 2 | 693,000.00 | 0.66% | 7.051 | 360 | 89.46 | 652 |
| 09/01/09 | 4 | 1,426,095.51 | 1.36% | 6.914 | 357 | 84.39 | 681 |
| 10/01/09 | 6 | 1,285,880.00 | 1.22% | 6.342 | 358 | 67.78 | 661 |
| 11/01/09 | 21 | 6,872,608.00 | 6.53% | 6.351 | 359 | 79.70 | 667 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

## Soundview WMC-2004-1
## IO

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $105,198,698 | $65,600 | $830,000 |
| Average Scheduled Principal Balance | $312,162 | | |
| Number of Mortgage Loans | 337 | | |
| | | | |
| Weighted Average Gross Coupon | 6.538% | 4.990% | 8.750% |
| Weighted Average FICO Score | 662 | 542 | 796 |
| Weighted Average Combined Original LTV | 81.53% | 30.00% | 95.00% |
| | | | |
| Weighted Average Original Term | 360 months | 360 months | 360 months |
| Weighted Average Stated Remaining Term | 359 months | 357 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 3 months |
| | | | |
| Weighted Average Gross Margin | 6.012% | 4.500% | 8.250% |
| Weighted Average Minimum Interest Rate | 6.535% | 4.990% | 8.075% |
| Weighted Average Maximum Interest Rate | 13.032% | 11.490% | 14.490% |
| Weighted Average Initial Rate Cap | 3.144% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.000% | 1.000% | 1.000% |
| Weighted Average Months to Roll | 26 months | 21 months | 59 months |
| | | | |
| Maturity Date | | Sep 1 2034 | Dec 1 2034 |
| Maximum Zip Code Concentration | 2.27% | 91335 (Encino, CA) | |
| | | | |
| ARM | 100.00% | | |
| | | | |
| 2/28 6 MO LIBOR IO | 90.89% | | |
| 5/25 6 MO LIBOR IO | 9.11% | | |
| | | | |
| Interest Only | 100.00% | | |
| | | | |
| Prepay Penalty: 0 months | 19.52% | | |
| Prepay Penalty: 12 months | 5.19% | | |
| Prepay Penalty: 24 months | 68.97% | | |
| Prepay Penalty: 36 months | 6.32% | | |
| | | | |
| First Lien | 100.00% | | |
| | | | |
| Full Documentation | 36.59% | | |
| Full/Alternative Documentation | 4.59% | | |
| Limited Documentation | 10.89% | | |
| Lite Documentation | 6.73% | | |
| Stated Documentation | 7.65% | | |
| Streamline Documentation | 33.55% | | |
| | | | |
| Cash Out Refinance | 28.91% | | |
| Purchase | 59.47% | | |
| Rate/Term Refinance | 11.63% | | |
| | | | |
| Condominium | 9.91% | | |
| Duplex | 2.25% | | |
| PUD | 11.05% | | |
| Single Family | 76.80% | | |
| | | | |
| Primary | 97.55% | | |
| Second Home | 2.45% | | |
| | | | |
| Top 5 States: | | | |
| California | 76.19% | | |
| Virginia | 4.07% | | |
| Florida | 2.21% | | |
| Arizona | 2.08% | | |
| Maryland | 1.49% | | |

# Soundview WMC-2004-1

IO

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 50,000.01 - 100,000.00 | 13 | 1,132,272.00 | 1.08% | 6.564 | 359 | 81.32 | 652 |
| 100,000.01 - 150,000.00 | 25 | 3,129,914.00 | 2.98% | 6.542 | 359 | 80.15 | 664 |
| 150,000.01 - 200,000.00 | 43 | 7,777,586.04 | 7.39% | 6.450 | 359 | 78.60 | 668 |
| 200,000.01 - 250,000.00 | 48 | 10,727,708.26 | 10.20% | 6.561 | 359 | 82.16 | 661 |
| 250,000.01 - 300,000.00 | 53 | 14,574,525.34 | 13.85% | 6.518 | 359 | 80.53 | 659 |
| 300,000.01 - 350,000.00 | 37 | 12,183,714.35 | 11.58% | 6.378 | 359 | 80.93 | 663 |
| 350,000.01 - 400,000.00 | 38 | 14,301,190.31 | 13.59% | 6.604 | 359 | 82.68 | 657 |
| 400,000.01 - 450,000.00 | 27 | 11,529,172.39 | 10.96% | 6.574 | 359 | 82.78 | 668 |
| 450,000.01 - 500,000.00 | 18 | 8,571,618.20 | 8.15% | 6.752 | 359 | 82.19 | 666 |
| 500,000.01 - 550,000.00 | 12 | 6,319,250.00 | 6.01% | 6.669 | 359 | 80.90 | 653 |
| 550,000.01 - 600,000.00 | 9 | 5,174,807.50 | 4.92% | 6.602 | 359 | 83.85 | 686 |
| 600,000.01 - 650,000.00 | 4 | 2,520,200.00 | 2.40% | 6.279 | 358 | 87.54 | 641 |
| 650,000.01 - 700,000.00 | 4 | 2,687,440.00 | 2.55% | 6.438 | 359 | 77.32 | 657 |
| 700,000.01 - 750,000.00 | 3 | 2,152,800.00 | 2.05% | 6.500 | 359 | 79.42 | 661 |
| 750,000.01 - 800,000.00 | 1 | 760,000.00 | 0.72% | 6.250 | 359 | 80.00 | 686 |
| 800,000.01 - 850,000.00 | 2 | 1,656,500.00 | 1.57% | 6.246 | 359 | 81.63 | 645 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 5.000 - 5.499 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 5.500 - 5.999 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 6.000 - 6.499 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 6.500 - 6.999 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 7.000 - 7.499 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 7.500 - 7.999 | 11 | 3,218,180.20 | 3.06% | 7.674 | 359 | 84.23 | 641 |
| 8.500 - 8.999 | 1 | 532,950.00 | 0.51% | 8.750 | 359 | 85.00 | 619 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 525-549 | 1 | 123,000.00 | 0.12% | 7.800 | 359 | 75.00 | 542 |
| 575-599 | 21 | 6,290,724.67 | 5.98% | 6.366 | 359 | 79.89 | 589 |
| 600-624 | 50 | 15,582,431.39 | 14.81% | 6.635 | 359 | 81.58 | 613 |
| 625-649 | 63 | 19,619,151.16 | 18.65% | 6.579 | 359 | 80.40 | 637 |
| 650-674 | 91 | 28,280,627.76 | 26.88% | 6.493 | 359 | 83.14 | 663 |
| 675-699 | 51 | 17,817,929.43 | 16.94% | 6.591 | 359 | 81.75 | 687 |
| 700+ | 60 | 17,484,833.98 | 16.62% | 6.477 | 359 | 80.59 | 735 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 2 | 460,000.00 | 0.44% | 6.160 | 358 | 36.18 | 637 |
| 50.00- 54.99 | 2 | 715,000.00 | 0.68% | 5.697 | 359 | 53.81 | 599 |
| 55.00- 59.99 | 1 | 200,000.00 | 0.19% | 6.450 | 359 | 57.14 | 599 |
| 60.00- 64.99 | 4 | 1,010,712.00 | 0.96% | 6.175 | 359 | 62.51 | 627 |
| 65.00- 69.99 | 2 | 1,494,000.00 | 1.42% | 6.389 | 359 | 68.69 | 617 |
| 70.00- 74.99 | 3 | 673,920.00 | 0.64% | 6.464 | 359 | 74.33 | 662 |
| 75.00- 79.99 | 11 | 3,880,000.00 | 3.69% | 6.604 | 359 | 77.09 | 645 |
| 80.00 | 239 | 71,128,150.91 | 67.61% | 6.489 | 359 | 80.00 | 670 |
| 80.01- 84.99 | 6 | 1,966,149.99 | 1.87% | 6.566 | 359 | 83.81 | 660 |
| 85.00- 89.99 | 24 | 8,663,637.96 | 8.24% | 6.610 | 359 | 87.13 | 644 |
| 90.00- 94.99 | 28 | 9,969,138.13 | 9.48% | 6.846 | 359 | 91.01 | 652 |
| 95.00- 99.99 | 15 | 5,037,989.40 | 4.79% | 6.726 | 359 | 95.00 | 647 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 360 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 301-360 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 10 | 2,645,190.99 | 2.51% | 6.170 | 359 | 80.80 | 659 |
| 20.01 -25.00 | 8 | 2,067,706.00 | 1.97% | 6.524 | 359 | 80.87 | 637 |
| 25.01 -30.00 | 25 | 7,836,270.00 | 7.45% | 6.685 | 359 | 82.90 | 650 |
| 30.01 -35.00 | 46 | 13,544,237.31 | 12.87% | 6.434 | 359 | 80.44 | 666 |
| 35.01 -40.00 | 73 | 20,500,414.35 | 19.49% | 6.608 | 359 | 80.70 | 678 |
| 40.01 -45.00 | 118 | 40,134,116.29 | 38.15% | 6.522 | 359 | 81.53 | 658 |
| 45.01 -50.00 | 44 | 13,870,373.46 | 13.18% | 6.558 | 359 | 82.27 | 659 |
| 50.01 -55.00 | 12 | 4,448,199.99 | 4.23% | 6.570 | 359 | 84.33 | 655 |
| 55.01 -60.00 | 1 | 152,190.00 | 0.14% | 6.990 | 359 | 95.00 | 688 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR IO | 306 | 95,614,114.88 | 90.89% | 6.549 | 359 | 81.81 | 661 |
| 5/25 6 MO LIBOR IO | 31 | 9,584,583.51 | 9.11% | 6.434 | 359 | 78.80 | 669 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 64 | 20,529,608.37 | 19.52% | 6.782 | 359 | 83.27 | 661 |
| Prepay Penalty: 12 months | 14 | 5,458,503.98 | 5.19% | 6.694 | 359 | 81.38 | 659 |
| Prepay Penalty: 24 months | 236 | 72,557,335.53 | 68.97% | 6.468 | 359 | 81.48 | 662 |
| Prepay Penalty: 36 months | 23 | 6,653,250.51 | 6.32% | 6.419 | 358 | 76.96 | 672 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 135 | 38,490,906.88 | 36.59% | 6.453 | 359 | 82.31 | 649 |
| Full/Alternative Documentation | 11 | 4,832,549.99 | 4.59% | 6.506 | 358 | 82.30 | 641 |
| Limited Documentation | 30 | 11,453,615.99 | 10.89% | 6.376 | 359 | 79.79 | 641 |
| Lite Documentation | 22 | 7,078,408.51 | 6.73% | 6.671 | 359 | 82.04 | 643 |
| Stated Documentation | 23 | 8,052,589.86 | 7.65% | 6.915 | 359 | 84.33 | 665 |
| Streamline Documentation | 116 | 35,290,627.16 | 33.55% | 6.575 | 359 | 80.41 | 689 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 97 | 30,408,745.17 | 28.91% | 6.533 | 359 | 82.98 | 641 |
| Purchase | 203 | 62,557,962.17 | 59.47% | 6.543 | 359 | 80.83 | 675 |
| Rate/Term Refinance | 37 | 12,231,991.05 | 11.63% | 6.526 | 359 | 81.54 | 648 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 42 | 10,423,169.99 | 9.91% | 6.513 | 359 | 80.64 | 669 |
| Duplex | 7 | 2,361,740.00 | 2.25% | 6.566 | 359 | 84.08 | 679 |
| PUD | 38 | 11,624,275.06 | 11.05% | 6.627 | 359 | 80.79 | 665 |
| Single Family | 250 | 80,789,513.34 | 76.80% | 6.528 | 359 | 81.68 | 660 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Primary | 328 | 102,616,706.38 | 97.55% | 6.536 | 359 | 81.53 | 660 |
| Second Home | 9 | 2,581,992.01 | 2.45% | 6.643 | 359 | 81.73 | 729 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 10 | 2,188,937.08 | 2.08% | 6.814 | 359 | 80.00 | 675 |
| California | 233 | 80,150,013.46 | 76.19% | 6.513 | 359 | 81.15 | 664 |
| Colorado | 8 | 1,322,700.00 | 1.26% | 6.772 | 358 | 81.65 | 660 |
| District of Columbia | 1 | 123,000.00 | 0.12% | 7.800 | 359 | 75.00 | 542 |
| Florida | 9 | 2,327,595.51 | 2.21% | 6.607 | 359 | 80.34 | 665 |
| Georgia | 3 | 297,316.00 | 0.28% | 7.029 | 359 | 80.00 | 657 |
| Idaho | 1 | 152,190.00 | 0.14% | 6.990 | 359 | 95.00 | 688 |
| Illinois | 6 | 1,276,100.00 | 1.21% | 6.662 | 359 | 79.16 | 665 |
| Maryland | 8 | 1,565,150.00 | 1.49% | 6.607 | 359 | 82.64 | 662 |
| Massachusetts | 2 | 532,150.00 | 0.51% | 6.506 | 359 | 87.74 | 636 |
| Michigan | 1 | 505,600.00 | 0.48% | 6.500 | 359 | 80.00 | 633 |
| Minnesota | 2 | 1,158,412.96 | 1.10% | 6.107 | 358 | 92.81 | 665 |
| Montana | 1 | 115,200.00 | 0.11% | 6.626 | 359 | 80.00 | 616 |
| Nevada | 7 | 1,558,239.98 | 1.48% | 6.518 | 359 | 80.88 | 643 |
| New Jersey | 4 | 1,463,999.40 | 1.39% | 6.745 | 359 | 88.33 | 620 |
| New York | 4 | 1,488,890.00 | 1.42% | 7.217 | 359 | 87.51 | 638 |
| North Carolina | 4 | 587,470.00 | 0.56% | 6.500 | 359 | 80.00 | 661 |
| Ohio | 1 | 228,000.00 | 0.22% | 6.490 | 359 | 80.00 | 614 |
| Oregon | 4 | 688,700.00 | 0.65% | 6.121 | 359 | 81.26 | 662 |
| Pennsylvania | 1 | 643,000.00 | 0.61% | 6.625 | 359 | 94.99 | 645 |
| Rhode Island | 1 | 221,000.00 | 0.21% | 6.375 | 358 | 85.00 | 633 |
| South Carolina | 2 | 251,750.00 | 0.24% | 6.896 | 359 | 95.00 | 645 |
| Tennessee | 1 | 221,200.00 | 0.21% | 6.600 | 359 | 90.77 | 684 |
| Texas | 3 | 546,434.00 | 0.52% | 6.555 | 358 | 80.00 | 694 |
| Utah | 1 | 200,000.00 | 0.19% | 6.125 | 359 | 80.00 | 672 |
| Virginia | 16 | 4,278,050.00 | 4.07% | 6.539 | 359 | 80.06 | 666 |
| Washington | 3 | 1,107,600.00 | 1.05% | 6.407 | 359 | 80.00 | 658 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 15 | 4,672,395.20 | 4.44% | 6.513 | 359 | 80.81 | 654 |
| 5.000 - 5.499 | 59 | 17,407,623.41 | 16.55% | 6.319 | 359 | 79.95 | 661 |
| 5.500 - 5.999 | 116 | 34,859,233.87 | 33.14% | 6.327 | 359 | 79.83 | 665 |
| 6.000 - 6.499 | 74 | 23,896,639.38 | 22.72% | 6.597 | 359 | 80.64 | 666 |
| 6.500 - 6.999 | 48 | 15,701,126.94 | 14.93% | 6.880 | 359 | 85.01 | 663 |
| 7.000 - 7.499 | 15 | 5,900,747.59 | 5.61% | 6.959 | 359 | 89.06 | 641 |
| 7.500 - 7.999 | 6 | 1,806,750.00 | 1.72% | 7.116 | 359 | 84.76 | 643 |
| 8.000 - 8.499 | 4 | 954,182.00 | 0.91% | 7.583 | 359 | 88.96 | 638 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 5.000 - 5.499 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 5.500 - 5.999 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 6.000 - 6.499 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 6.500 - 6.999 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 7.000 - 7.499 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 7.500 - 7.999 | 11 | 3,218,180.20 | 3.06% | 7.674 | 359 | 84.23 | 641 |
| 8.000 - 8.499 | 1 | 532,950.00 | 0.51% | 8.750 | 359 | 85.00 | 619 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 11.000 -11.499 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 11.500 -11.999 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 12.000 -12.499 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 12.500 -12.999 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 13.000 -13.499 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 13.500 -13.999 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 14.000 -14.499 | 12 | 3,751,130.20 | 3.57% | 7.827 | 359 | 84.34 | 638 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 3 | 1,084,150.00 | 1.03% | 7.665 | 359 | 82.46 | 622 |
| 1.500 | 2 | 481,600.00 | 0.46% | 6.510 | 359 | 80.00 | 674 |
| 3.000 | 302 | 94,603,864.88 | 89.93% | 6.547 | 359 | 81.96 | 662 |
| 5.000 | 30 | 9,029,083.51 | 8.58% | 6.311 | 359 | 77.01 | 663 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 09/01/06 | 6 | 1,490,000.00 | 1.42% | 6.875 | 357 | 80.00 | 663 |
| 10/01/06 | 55 | 17,605,259.63 | 16.74% | 6.518 | 358 | 82.94 | 662 |
| 11/01/06 | 243 | 75,825,855.25 | 72.08% | 6.545 | 359 | 81.51 | 661 |
| 12/01/06 | 2 | 693,000.00 | 0.66% | 7.051 | 360 | 89.46 | 652 |
| 09/01/09 | 4 | 1,426,095.51 | 1.36% | 6.914 | 357 | 84.39 | 681 |
| 10/01/09 | 6 | 1,285,880.00 | 1.22% | 6.342 | 358 | 67.78 | 661 |
| 11/01/09 | 21 | 6,872,608.00 | 6.53% | 6.351 | 359 | 79.70 | 667 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

## Soundview WMC-2004-1
### Silent 2nds

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $225,807,103 | $39,978 | $798,921 |
| Average Scheduled Principal Balance | $251,176 | | |
| Number of Mortgage Loans | 899 | | |
| | | | |
| Weighted Average Gross Coupon | 6.597% | 4.251% | 9.750% |
| Weighted Average FICO Score | 661 | 516 | 798 |
| Weighted Average Combined Original LTV | 79.57% | 38.77% | 93.21% |
| | | | |
| Weighted Average Original Term | 360 months | 180 months | 360 months |
| Weighted Average Stated Remaining Term | 359 months | 178 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 5 months |
| | | | |
| Weighted Average Gross Margin | 5.916% | 4.250% | 8.875% |
| Weighted Average Minimum Interest Rate | 6.589% | 4.251% | 9.750% |
| Weighted Average Maximum Interest Rate | 13.088% | 10.751% | 16.250% |
| Weighted Average Initial Rate Cap | 2.056% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.003% | 1.000% | 2.000% |
| Weighted Average Months to Roll | 24 months | 5 months | 59 months |
| | | | |
| Maturity Date | | Oct 1 2019 | Dec 1 2034 |
| Maximum Zip Code Concentration | 0.92% | 91367 (Woodland Hills, CA) | |
| | | | |
| ARM | 95.80% | | |
| Fixed Rate | 4.20% | | |
| | | | |
| 2/28 6 MO LIBOR | 62.11% | | |
| 2/28 6 MO LIBOR IO | 28.31% | | |
| 3/27 6 MO LIBOR | 2.28% | | |
| 5/25 6 MO LIBOR | 1.09% | | |
| 5/25 6 MO LIBOR IO | 1.87% | | |
| 6 MO LIBOR | 0.14% | | |
| Fixed Rate | 4.20% | | |
| | | | |
| Interest Only | 30.18% | | |
| Not Interest Only | 69.82% | | |
| | | | |
| Prepay Penalty: 0 months | 23.31% | | |
| Prepay Penalty: 12 months | 3.43% | | |
| Prepay Penalty: 24 months | 67.09% | | |
| Prepay Penalty: 36 months | 6.17% | | |
| | | | |
| First Lien | 100.00% | | |
| | | | |
| Full Documentation | 31.10% | | |
| Full/Alternative Documentation | 2.02% | | |
| Limited Documentation | 6.16% | | |
| Lite Documentation | 5.20% | | |
| Stated Documentation | 3.13% | | |
| Streamline Documentation | 52.39% | | |
| | | | |
| Cash Out Refinance | 14.39% | | |
| Purchase | 80.01% | | |
| Rate/Term Refinance | 5.60% | | |
| | | | |
| 2-4 Units | 0.44% | | |
| Condominium | 9.44% | | |
| Duplex | 5.22% | | |
| Manufactured Housing | 0.08% | | |
| PUD | 12.30% | | |
| Single Family | 71.72% | | |
| Triplex | 0.80% | | |
| | | | |
| Investor | 0.15% | | |
| Primary | 96.99% | | |
| Second Home | 2.86% | | |
| | | | |
| Top 5 States: | | | |
| California | 60.85% | | |
| Texas | 4.30% | | |
| Florida | 4.29% | | |
| Virginia | 3.81% | | |
| New York | 3.55% | | |

## Soundview WMC-2004-1

### Silent 2nds

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 10 | 448,404.29 | 0.20% | 7.606 | 359 | 77.11 | 635 |
| 50,000.01 - 100,000.00 | 97 | 7,615,912.57 | 3.37% | 7.037 | 359 | 79.78 | 642 |
| 100,000.01 - 150,000.00 | 153 | 19,355,365.19 | 8.57% | 6.673 | 359 | 80.01 | 650 |
| 150,000.01 - 200,000.00 | 128 | 22,723,903.38 | 10.06% | 6.614 | 357 | 80.09 | 662 |
| 200,000.01 - 250,000.00 | 118 | 26,339,015.39 | 11.66% | 6.515 | 359 | 79.95 | 668 |
| 250,000.01 - 300,000.00 | 116 | 31,962,535.19 | 14.15% | 6.494 | 359 | 79.68 | 666 |
| 300,000.01 - 350,000.00 | 87 | 28,408,847.72 | 12.58% | 6.599 | 359 | 80.15 | 659 |
| 350,000.01 - 400,000.00 | 65 | 24,485,252.41 | 10.84% | 6.633 | 359 | 79.82 | 650 |
| 400,000.01 - 450,000.00 | 34 | 14,428,133.75 | 6.39% | 6.439 | 359 | 79.86 | 663 |
| 450,000.01 - 500,000.00 | 34 | 16,115,786.43 | 7.14% | 6.658 | 359 | 79.59 | 665 |
| 500,000.01 - 550,000.00 | 20 | 10,607,443.36 | 4.70% | 6.591 | 359 | 79.64 | 663 |
| 550,000.01 - 600,000.00 | 16 | 9,274,892.71 | 4.11% | 6.584 | 359 | 77.47 | 692 |
| 600,000.01 - 650,000.00 | 8 | 5,021,852.16 | 2.22% | 6.404 | 359 | 78.35 | 659 |
| 650,000.01 - 700,000.00 | 9 | 6,012,038.20 | 2.66% | 6.669 | 359 | 76.74 | 660 |
| 700,000.01 - 750,000.00 | 2 | 1,448,800.00 | 0.64% | 6.682 | 359 | 80.00 | 685 |
| 750,000.01 - 800,000.00 | 2 | 1,558,920.68 | 0.69% | 7.142 | 358 | 66.33 | 640 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 239,337.63 | 0.11% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 4 | 1,005,987.55 | 0.45% | 4.990 | 359 | 80.00 | 708 |
| 5.000 - 5.499 | 27 | 8,001,814.41 | 3.54% | 5.328 | 359 | 79.47 | 674 |
| 5.500 - 5.999 | 128 | 32,700,830.73 | 14.48% | 5.879 | 359 | 79.79 | 665 |
| 6.000 - 6.499 | 221 | 57,769,385.24 | 25.58% | 6.251 | 359 | 79.04 | 661 |
| 6.500 - 6.999 | 305 | 80,693,912.70 | 35.74% | 6.747 | 358 | 79.92 | 664 |
| 7.000 - 7.499 | 91 | 21,219,060.89 | 9.40% | 7.208 | 359 | 79.84 | 660 |
| 7.500 - 7.999 | 95 | 20,624,502.90 | 9.13% | 7.725 | 359 | 78.91 | 646 |
| 8.000 - 8.499 | 9 | 1,319,656.03 | 0.58% | 8.337 | 359 | 80.22 | 640 |
| 8.500 - 8.999 | 12 | 1,468,742.67 | 0.65% | 8.737 | 358 | 81.29 | 607 |
| 9.000 - 9.499 | 3 | 584,135.75 | 0.26% | 9.345 | 358 | 79.50 | 643 |
| 9.500 - 9.999 | 3 | 179,736.93 | 0.08% | 9.595 | 359 | 74.56 | 576 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 3 | 348,101.38 | 0.15% | 8.449 | 358 | 80.82 | 522 |
| 525-549 | 4 | 401,221.90 | 0.18% | 7.941 | 359 | 84.02 | 537 |
| 550-574 | 4 | 1,406,051.26 | 0.62% | 6.410 | 359 | 80.00 | 560 |
| 575-599 | 70 | 14,780,175.16 | 6.55% | 6.655 | 359 | 78.66 | 590 |
| 600-624 | 137 | 31,499,813.42 | 13.95% | 6.636 | 359 | 79.35 | 614 |
| 625-649 | 189 | 47,682,569.75 | 21.12% | 6.752 | 359 | 79.73 | 637 |
| 650-674 | 216 | 54,106,369.41 | 23.96% | 6.530 | 359 | 79.82 | 661 |
| 675-699 | 119 | 34,262,974.28 | 15.17% | 6.565 | 358 | 79.50 | 686 |
| 700+ | 157 | 41,319,826.87 | 18.30% | 6.461 | 359 | 79.52 | 735 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 1 | 251,755.07 | 0.11% | 6.125 | 359 | 38.77 | 621 |
| 50.00- 54.99 | 1 | 798,920.68 | 0.35% | 7.990 | 358 | 53.33 | 597 |
| 60.00- 64.99 | 2 | 1,268,163.64 | 0.56% | 6.311 | 358 | 60.78 | 672 |
| 65.00- 69.99 | 1 | 664,000.00 | 0.29% | 6.250 | 359 | 69.17 | 608 |
| 70.00- 74.99 | 13 | 2,827,878.84 | 1.25% | 6.396 | 359 | 71.12 | 705 |
| 75.00- 79.99 | 32 | 8,201,226.98 | 3.63% | 6.762 | 359 | 77.03 | 654 |
| 80.00 | 838 | 209,864,978.82 | 92.94% | 6.586 | 359 | 80.00 | 662 |
| 80.01- 84.99 | 2 | 291,068.42 | 0.13% | 8.145 | 358 | 82.37 | 591 |
| 85.00- 89.99 | 4 | 630,316.29 | 0.28% | 6.894 | 308 | 86.25 | 651 |
| 90.00- 94.99 | 5 | 1,008,794.69 | 0.45% | 7.122 | 359 | 90.16 | 588 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 1 | 177,355.66 | 0.08% | 6.850 | 178 | 85.00 | 676 |
| 360 | 898 | 225,629,747.77 | 99.92% | 6.597 | 359 | 79.56 | 661 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 1 | 177,355.66 | 0.08% | 6.850 | 178 | 85.00 | 676 |
| 301-360 | 898 | 225,629,747.77 | 99.92% | 6.597 | 359 | 79.56 | 661 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 22 | 3,607,025.93 | 1.60% | 6.311 | 359 | 80.01 | 683 |
| 20.01 -25.00 | 21 | 3,960,464.04 | 1.75% | 6.705 | 359 | 79.92 | 650 |
| 25.01 -30.00 | 65 | 14,845,017.28 | 6.57% | 6.586 | 359 | 77.44 | 666 |
| 30.01 -35.00 | 101 | 22,730,640.33 | 10.07% | 6.659 | 359 | 79.51 | 658 |
| 35.01 -40.00 | 150 | 36,704,128.48 | 16.25% | 6.617 | 359 | 79.51 | 667 |
| 40.01 -45.00 | 246 | 65,711,091.08 | 29.10% | 6.547 | 359 | 79.85 | 664 |
| 45.01 -50.00 | 232 | 61,858,429.80 | 27.39% | 6.645 | 358 | 79.68 | 659 |
| 50.01 -55.00 | 56 | 14,880,274.86 | 6.59% | 6.491 | 359 | 79.98 | 645 |
| 55.01 -60.00 | 6 | 1,510,031.63 | 0.67% | 7.012 | 359 | 80.00 | 607 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 850 | 216,331,993.45 | 95.80% | 6.591 | 359 | 79.56 | 661 |
| Fixed Rate | 49 | 9,475,109.98 | 4.20% | 6.750 | 355 | 79.71 | 662 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 587 | 140,255,500.72 | 62.11% | 6.659 | 359 | 79.40 | 656 |
| 2/28 6 MO LIBOR IO | 212 | 63,931,107.68 | 28.31% | 6.504 | 359 | 79.88 | 671 |
| 3/27 6 MO LIBOR | 25 | 5,157,002.86 | 2.28% | 6.035 | 359 | 79.39 | 671 |
| 5/25 6 MO LIBOR | 9 | 2,461,221.02 | 1.09% | 6.385 | 359 | 78.47 | 678 |
| 5/25 6 MO LIBOR IO | 16 | 4,216,928.51 | 1.87% | 6.426 | 359 | 80.00 | 673 |
| 6 MO LIBOR | 1 | 310,232.66 | 0.14% | 6.750 | 359 | 90.00 | 602 |
| Fixed Rate | 49 | 9,475,109.98 | 4.20% | 6.750 | 355 | 79.71 | 662 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 228 | 68,148,036.19 | 30.18% | 6.499 | 359 | 79.89 | 671 |
| Not Interest Only | 671 | 157,659,067.24 | 69.82% | 6.640 | 358 | 79.43 | 657 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 206 | 52,641,111.13 | 23.31% | 6.862 | 359 | 79.57 | 667 |
| Prepay Penalty: 12 months | 23 | 7,740,865.84 | 3.43% | 6.678 | 359 | 80.00 | 667 |
| Prepay Penalty: 24 months | 600 | 151,501,753.80 | 67.09% | 6.511 | 358 | 79.57 | 658 |
| Prepay Penalty: 36 months | 70 | 13,923,372.66 | 6.17% | 6.485 | 359 | 79.32 | 670 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 899 | 225,807,103.43 | 100.00% | 6.597 | 359 | 79.57 | 661 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 335 | 70,231,512.98 | 31.10% | 6.348 | 358 | 79.78 | 645 |
| Full/Alternative Documentation | 15 | 4,552,594.47 | 2.02% | 6.157 | 359 | 80.00 | 634 |
| Limited Documentation | 46 | 13,906,144.14 | 6.16% | 6.344 | 359 | 78.22 | 647 |
| Lite Documentation | 39 | 11,734,720.42 | 5.20% | 6.395 | 359 | 79.56 | 663 |
| Stated Documentation | 20 | 7,070,829.70 | 3.13% | 6.736 | 359 | 74.72 | 664 |
| Streamline Documentation | 444 | 118,311,301.72 | 52.39% | 6.804 | 359 | 79.87 | 673 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 126 | 32,495,703.25 | 14.39% | 6.495 | 358 | 78.05 | 642 |
| Purchase | 720 | 180,671,963.51 | 80.01% | 6.607 | 359 | 79.81 | 666 |
| Rate/Term Refinance | 53 | 12,639,436.67 | 5.60% | 6.715 | 359 | 79.98 | 640 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 2 | 997,672.70 | 0.44% | 6.058 | 359 | 67.98 | 704 |
| Condominium | 97 | 21,317,875.02 | 9.44% | 6.460 | 359 | 79.99 | 667 |
| Duplex | 37 | 11,790,422.02 | 5.22% | 6.644 | 359 | 79.89 | 679 |
| Manufactured Housing | 3 | 183,053.33 | 0.08% | 8.195 | 359 | 76.94 | 599 |
| PUD | 114 | 27,764,649.56 | 12.30% | 6.751 | 359 | 79.85 | 664 |
| Single Family | 640 | 161,957,396.61 | 71.72% | 6.585 | 358 | 79.54 | 658 |
| Triplex | 6 | 1,796,034.19 | 0.80% | 6.804 | 359 | 77.14 | 696 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 4 | 336,854.70 | 0.15% | 8.140 | 359 | 79.95 | 650 |
| Primary | 865 | 219,009,578.73 | 96.99% | 6.596 | 359 | 79.55 | 660 |
| Second Home | 30 | 6,460,670.00 | 2.86% | 6.550 | 359 | 80.00 | 717 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 28 | 4,787,489.62 | 2.12% | 6.877 | 359 | 80.00 | 660 |
| Arkansas | 1 | 76,769.24 | 0.03% | 7.500 | 356 | 70.00 | 591 |
| California | 436 | 137,407,894.26 | 60.85% | 6.517 | 359 | 79.37 | 663 |
| Colorado | 16 | 2,917,903.54 | 1.29% | 6.594 | 359 | 81.06 | 646 |
| Connecticut | 8 | 1,853,199.33 | 0.82% | 6.326 | 359 | 80.00 | 659 |
| District of Columbia | 4 | 1,206,824.58 | 0.53% | 6.167 | 359 | 80.00 | 687 |
| Florida | 47 | 9,686,982.82 | 4.29% | 6.703 | 359 | 79.89 | 662 |
| Georgia | 12 | 2,012,458.99 | 0.89% | 6.897 | 359 | 80.00 | 645 |
| Idaho | 1 | 63,864.97 | 0.03% | 6.750 | 359 | 80.00 | 726 |
| Illinois | 29 | 6,075,353.38 | 2.69% | 7.106 | 359 | 78.31 | 657 |
| Indiana | 4 | 420,806.02 | 0.19% | 7.386 | 359 | 81.77 | 657 |
| Kansas | 1 | 118,655.55 | 0.05% | 8.500 | 358 | 80.00 | 586 |
| Kentucky | 1 | 147,841.78 | 0.07% | 5.625 | 359 | 80.00 | 631 |
| Louisiana | 5 | 464,115.36 | 0.21% | 7.576 | 359 | 79.55 | 623 |
| Maryland | 36 | 7,067,733.59 | 3.13% | 6.466 | 359 | 79.93 | 655 |
| Massachusetts | 7 | 1,882,261.55 | 0.83% | 6.566 | 358 | 79.97 | 654 |
| Michigan | 4 | 979,058.24 | 0.43% | 6.478 | 359 | 80.00 | 664 |
| Minnesota | 1 | 331,912.96 | 0.15% | 6.400 | 358 | 87.37 | 665 |
| Mississippi | 6 | 434,246.97 | 0.19% | 7.463 | 359 | 78.71 | 621 |
| Missouri | 5 | 578,089.84 | 0.26% | 6.987 | 359 | 80.00 | 654 |
| Montana | 3 | 328,172.52 | 0.15% | 6.863 | 359 | 80.00 | 626 |
| Nevada | 18 | 4,548,778.75 | 2.01% | 6.958 | 359 | 79.78 | 664 |
| New Hampshire | 1 | 109,041.43 | 0.05% | 7.625 | 358 | 80.00 | 585 |
| New Jersey | 19 | 4,430,072.66 | 1.96% | 6.698 | 358 | 79.86 | 650 |
| New Mexico | 3 | 348,012.56 | 0.15% | 6.639 | 359 | 80.00 | 601 |
| New York | 26 | 8,024,290.59 | 3.55% | 6.730 | 359 | 80.00 | 668 |
| North Carolina | 12 | 1,311,540.32 | 0.58% | 6.554 | 359 | 79.65 | 643 |
| Ohio | 6 | 689,380.65 | 0.31% | 6.804 | 312 | 81.29 | 643 |
| Oklahoma | 2 | 112,246.98 | 0.05% | 7.695 | 359 | 76.27 | 603 |
| Oregon | 7 | 1,076,515.96 | 0.48% | 5.944 | 359 | 79.71 | 662 |
| Pennsylvania | 7 | 1,208,926.73 | 0.54% | 7.112 | 358 | 80.54 | 658 |
| Rhode Island | 4 | 836,984.32 | 0.37% | 7.051 | 358 | 80.00 | 648 |
| South Carolina | 3 | 270,681.06 | 0.12% | 7.953 | 359 | 84.98 | 611 |
| Tennessee | 4 | 308,687.01 | 0.14% | 8.035 | 359 | 80.00 | 611 |
| Texas | 64 | 9,716,910.14 | 4.30% | 6.892 | 359 | 79.90 | 661 |
| Utah | 7 | 1,154,395.14 | 0.51% | 6.689 | 359 | 80.00 | 653 |
| Vermont | 1 | 113,502.19 | 0.05% | 6.750 | 359 | 80.00 | 600 |
| Virginia | 39 | 8,594,840.71 | 3.81% | 6.497 | 359 | 79.72 | 669 |
| Washington | 16 | 3,467,147.70 | 1.54% | 6.305 | 359 | 79.91 | 674 |
| Wisconsin | 5 | 643,513.42 | 0.28% | 6.346 | 359 | 80.00 | 634 |
| **Total** | **899** | **225,807,103.43** | **100.00%** | **6.597** | **359** | **79.57** | **661** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 333,696.74 | 0.15% | 5.725 | 358 | 80.00 | 562 |
| 4.500 - 4.999 | 82 | 22,513,209.82 | 10.41% | 6.377 | 359 | 79.89 | 645 |
| 5.000 - 5.499 | 163 | 41,557,713.98 | 19.21% | 6.232 | 359 | 79.57 | 659 |
| 5.500 - 5.999 | 233 | 58,029,783.94 | 26.82% | 6.448 | 359 | 79.91 | 668 |
| 6.000 - 6.499 | 199 | 51,151,984.38 | 23.65% | 6.686 | 359 | 79.47 | 661 |
| 6.500 - 6.999 | 96 | 24,502,453.79 | 11.33% | 6.952 | 359 | 79.29 | 672 |
| 7.000 - 7.499 | 48 | 11,578,688.40 | 5.35% | 7.274 | 359 | 79.88 | 659 |
| 7.500 - 7.999 | 20 | 5,167,419.78 | 2.39% | 7.549 | 359 | 76.14 | 631 |
| 8.000 - 8.499 | 7 | 1,441,095.09 | 0.67% | 7.643 | 359 | 78.16 | 667 |
| 8.500 - 8.999 | 1 | 55,947.53 | 0.03% | 9.750 | 358 | 70.00 | 529 |
| **Total** | **850** | **216,331,993.45** | **100.00%** | **6.591** | **359** | **79.56** | **661** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 239,337.63 | 0.11% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 4 | 1,005,987.55 | 0.47% | 4.990 | 359 | 80.00 | 708 |
| 5.000 - 5.499 | 25 | 7,478,897.76 | 3.46% | 5.335 | 359 | 79.58 | 671 |
| 5.500 - 5.999 | 125 | 32,145,394.03 | 14.86% | 5.878 | 359 | 79.79 | 665 |
| 6.000 - 6.499 | 212 | 54,483,126.77 | 25.18% | 6.253 | 359 | 79.01 | 659 |
| 6.500 - 6.999 | 291 | 78,486,739.41 | 36.28% | 6.748 | 359 | 79.91 | 664 |
| 7.000 - 7.499 | 87 | 20,420,704.58 | 9.44% | 7.209 | 359 | 79.83 | 660 |
| 7.500 - 7.999 | 87 | 19,534,859.81 | 9.03% | 7.732 | 359 | 78.89 | 647 |
| 8.000 - 8.499 | 6 | 893,252.16 | 0.41% | 8.347 | 359 | 80.32 | 642 |
| 8.500 - 8.999 | 8 | 1,003,610.47 | 0.46% | 8.750 | 359 | 81.61 | 614 |
| 9.000 - 9.499 | 3 | 584,135.75 | 0.27% | 9.345 | 358 | 79.50 | 643 |
| 9.500 - 9.999 | 1 | 55,947.53 | 0.03% | 9.750 | 358 | 70.00 | 529 |
| **Total** | **850** | **216,331,993.45** | **100.00%** | **6.591** | **359** | **79.56** | **661** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 10.500 -10.999 | 1 | 239,337.63 | 0.11% | 4.251 | 358 | 80.00 | 625 |
| 11.000 -11.499 | 4 | 1,005,987.55 | 0.47% | 4.990 | 359 | 80.00 | 708 |
| 11.500 -11.999 | 25 | 7,478,897.76 | 3.46% | 5.335 | 359 | 79.58 | 671 |
| 12.000 -12.499 | 126 | 32,359,770.86 | 14.96% | 5.881 | 359 | 79.79 | 665 |
| 12.500 -12.999 | 212 | 54,436,678.69 | 25.16% | 6.252 | 359 | 79.08 | 659 |
| 13.000 -13.499 | 290 | 78,291,662.30 | 36.19% | 6.750 | 359 | 79.86 | 665 |
| 13.500 -13.999 | 88 | 20,536,462.14 | 9.49% | 7.212 | 359 | 79.83 | 660 |
| 14.000 -14.499 | 86 | 19,446,250.61 | 8.99% | 7.732 | 359 | 78.89 | 647 |
| 14.500 -14.999 | 6 | 893,252.16 | 0.41% | 8.347 | 359 | 80.32 | 642 |
| 15.000 -15.499 | 8 | 1,003,610.47 | 0.46% | 8.750 | 359 | 81.61 | 614 |
| 15.500 -15.999 | 3 | 584,135.75 | 0.27% | 9.345 | 358 | 79.50 | 643 |
| 16.000 -16.499 | 1 | 55,947.53 | 0.03% | 9.750 | 358 | 70.00 | 529 |
| **Total** | **850** | **216,331,993.45** | **100.00%** | **6.591** | **359** | **79.56** | **661** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 7 | 1,282,742.22 | 0.59% | 6.874 | 358 | 79.83 | 633 |
| 1.500 | 579 | 139,272,475.04 | 64.38% | 6.645 | 359 | 79.39 | 656 |
| 1.900000000 | 1 | 401,148.05 | 0.19% | 8.875 | 358 | 80.00 | 637 |
| 2.000 | 2 | 359,498.60 | 0.17% | 6.719 | 359 | 90.44 | 610 |
| 3.000 | 245 | 70,937,483.12 | 32.79% | 6.473 | 359 | 79.80 | 672 |
| 5.000 | 16 | 4,078,646.42 | 1.89% | 6.445 | 359 | 80.00 | 667 |
| **Total** | **850** | **216,331,993.45** | **100.00%** | **6.591** | **359** | **79.56** | **661** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 845 | 215,362,448.43 | 99.55% | 6.589 | 359 | 79.54 | 661 |
| 1.500 | 3 | 610,046.42 | 0.28% | 7.231 | 358 | 80.00 | 674 |
| 2.000 | 2 | 359,498.60 | 0.17% | 6.719 | 359 | 90.44 | 610 |
| **Total** | **850** | **216,331,993.45** | **100.00%** | **6.591** | **359** | **79.56** | **661** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 05/01/05 | 1 | 310,232.66 | 0.14% | 6.750 | 359 | 90.00 | 602 |
| 08/01/06 | 3 | 598,193.32 | 0.28% | 6.489 | 356 | 80.00 | 670 |
| 09/01/06 | 25 | 4,892,714.96 | 2.26% | 6.888 | 357 | 79.55 | 647 |
| 10/01/06 | 168 | 46,368,491.56 | 21.43% | 6.764 | 358 | 79.20 | 663 |
| 11/01/06 | 600 | 151,776,288.27 | 70.16% | 6.553 | 359 | 79.65 | 660 |
| 12/01/06 | 3 | 550,920.29 | 0.25% | 7.240 | 360 | 82.45 | 678 |
| 08/01/07 | 2 | 419,153.95 | 0.19% | 6.399 | 356 | 80.00 | 711 |
| 09/01/07 | 1 | 164,421.49 | 0.08% | 7.375 | 357 | 80.00 | 618 |
| 10/01/07 | 2 | 336,650.34 | 0.16% | 5.615 | 358 | 79.99 | 655 |
| 11/01/07 | 20 | 4,236,777.08 | 1.96% | 5.981 | 359 | 79.25 | 670 |
| 09/01/09 | 3 | 800,595.51 | 0.37% | 6.652 | 357 | 80.00 | 691 |
| 10/01/09 | 5 | 1,410,197.74 | 0.65% | 6.348 | 358 | 80.00 | 680 |
| 11/01/09 | 17 | 4,467,356.28 | 2.07% | 6.387 | 359 | 79.16 | 671 |
| **Total** | **850** | **216,331,993.45** | **100.00%** | **6.591** | **359** | **79.56** | **661** |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

## Soundview WMC-2004-1
## 2ND LIENS

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $43,637,610 | $14,316 | $199,927 |
| Average Scheduled Principal Balance | $65,818 | | |
| Number of Mortgage Loans | 663 | | |
| | | | |
| Weighted Average Gross Coupon | 10.092% | 6.750% | 12.875% |
| Weighted Average FICO Score | 684 | 636 | 796 |
| Weighted Average Combined Original LTV | 99.21% | 75.00% | 100.00% |
| | | | |
| Weighted Average Original Term | 180 months | 180 months | 360 months |
| Weighted Average Stated Remaining Term | 179 months | 176 months | 356 months |
| Weighted Average Seasoning | 1 months | 0 months | 4 months |
| | | | |
| Weighted Average Gross Margin | 0.000% | 0.000% | 0.000% |
| Weighted Average Minimum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Maximum Interest Rate | 0.000% | 0.000% | 0.000% |
| Weighted Average Initial Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Subsequent Rate Cap | 0.000% | 0.000% | 0.000% |
| Weighted Average Months to Roll | months | months | months |
| | | | |
| Maturity Date | | Aug 1 2019 | Aug 1 2034 |
| Maximum Zip Code Concentration | 0.95% | 92833 (Fullerton, CA) | |
| | | | |
| Fixed Rate | 100.00% | | |
| | | | |
| Fixed Rate | 2.11% | | |
| Fixed Rate Balloon | 97.89% | | |
| | | | |
| Not Interest Only | 100.00% | | |
| | | | |
| Prepay Penalty: 0 months | 33.96% | | |
| Prepay Penalty: 12 months | 2.70% | | |
| Prepay Penalty: 24 months | 36.73% | | |
| Prepay Penalty: 36 months | 26.62% | | |
| | | | |
| Second Lien | 100.00% | | |
| | | | |
| Full Documentation | 28.16% | | |
| Full/Alternative Documentation | 1.93% | | |
| Limited Documentation | 7.61% | | |
| Lite Documentation | 5.06% | | |
| No Income / No Asset | 0.11% | | |
| Stated Documentation | 2.26% | | |
| Streamline Documentation | 54.87% | | |
| | | | |
| Cash Out Refinance | 11.00% | | |
| Purchase | 85.71% | | |
| Rate/Term Refinance | 3.29% | | |
| | | | |
| 2-4 Units | 0.57% | | |
| Condominium | 11.19% | | |
| Duplex | 5.56% | | |
| PUD | 11.23% | | |
| Single Family | 70.46% | | |
| Triplex | 0.98% | | |
| | | | |
| Primary | 97.03% | | |
| Second Home | 2.97% | | |
| | | | |
| Top 5 States: | | | |
| California | 65.71% | | |
| Virginia | 4.13% | | |
| Florida | 4.09% | | |
| New York | 3.46% | | |
| Maryland | 2.88% | | |

## Soundview WMC-2004-1

### 2ND LIENS

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 252 | 8,551,302.99 | 19.60% | 10.335 | 179 | 99.26 | 681 |
| 50,000.01 - 100,000.00 | 311 | 22,172,927.71 | 50.81% | 10.083 | 179 | 99.42 | 682 |
| 100,000.01 - 150,000.00 | 86 | 10,459,871.35 | 23.97% | 9.914 | 179 | 99.15 | 684 |
| 150,000.01 - 200,000.00 | 14 | 2,453,507.99 | 5.62% | 10.084 | 179 | 97.30 | 699 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 6.500 - 6.999 | 1 | 30,161.44 | 0.07% | 6.750 | 177 | 100.00 | 782 |
| 7.500 - 7.999 | 4 | 377,003.40 | 0.86% | 7.936 | 179 | 95.86 | 680 |
| 8.000 - 8.499 | 18 | 1,251,154.66 | 2.87% | 8.222 | 179 | 99.57 | 722 |
| 8.500 - 8.999 | 99 | 6,955,018.26 | 15.94% | 8.751 | 179 | 99.52 | 703 |
| 9.000 - 9.499 | 25 | 1,852,743.83 | 4.25% | 9.219 | 179 | 99.17 | 698 |
| 9.500 - 9.999 | 204 | 13,376,454.40 | 30.65% | 9.820 | 179 | 99.36 | 681 |
| 10.000 -10.499 | 30 | 2,097,270.29 | 4.81% | 10.220 | 179 | 99.61 | 679 |
| 10.500 -10.999 | 199 | 13,523,756.65 | 30.99% | 10.755 | 179 | 98.95 | 675 |
| 11.000 -11.499 | 8 | 317,057.02 | 0.73% | 11.293 | 178 | 97.49 | 679 |
| 11.500 -11.999 | 33 | 2,082,963.75 | 4.77% | 11.859 | 179 | 99.08 | 671 |
| 12.000 -12.499 | 12 | 356,851.93 | 0.82% | 12.173 | 186 | 98.57 | 691 |
| 12.500 -12.999 | 30 | 1,417,174.41 | 3.25% | 12.779 | 181 | 99.44 | 671 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 625-649 | 118 | 7,084,965.91 | 16.24% | 10.468 | 179 | 99.07 | 643 |
| 650-674 | 234 | 15,035,870.99 | 34.46% | 10.251 | 179 | 99.38 | 662 |
| 675-699 | 130 | 9,427,147.64 | 21.60% | 10.073 | 179 | 98.99 | 686 |
| 700+ | 181 | 12,089,625.50 | 27.70% | 9.689 | 179 | 99.25 | 733 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 75.00- 79.99 | 2 | 349,783.87 | 0.80% | 10.607 | 178 | 77.74 | 670 |
| 85.00- 89.99 | 1 | 14,995.71 | 0.03% | 12.000 | 179 | 85.20 | 714 |
| 90.00- 94.99 | 20 | 1,286,624.04 | 2.95% | 10.109 | 179 | 90.48 | 696 |
| 95.00- 99.99 | 48 | 3,203,519.88 | 7.34% | 10.080 | 179 | 95.52 | 675 |
| 100.00 | 592 | 38,782,686.54 | 88.87% | 10.087 | 179 | 100.00 | 684 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 661 | 43,568,543.84 | 99.84% | 10.088 | 179 | 99.21 | 684 |
| 240 | 1 | 53,603.69 | 0.12% | 12.875 | 236 | 100.00 | 637 |
| 360 | 1 | 15,462.51 | 0.04% | 12.125 | 356 | 100.00 | 692 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| Stated Remaining Term (month | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 661 | 43,568,543.84 | 99.84% | 10.088 | 179 | 99.21 | 684 |
| 181-240 | 1 | 53,603.69 | 0.12% | 12.875 | 236 | 100.00 | 637 |
| 301-360 | 1 | 15,462.51 | 0.04% | 12.125 | 356 | 100.00 | 692 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 17 | 943,191.10 | 2.16% | 9.333 | 179 | 99.44 | 696 |
| 20.01 -25.00 | 25 | 1,466,164.66 | 3.36% | 9.935 | 179 | 96.57 | 680 |
| 25.01 -30.00 | 43 | 2,312,582.40 | 5.30% | 9.616 | 179 | 98.99 | 701 |
| 30.01 -35.00 | 73 | 4,911,930.43 | 11.26% | 9.883 | 179 | 99.34 | 691 |
| 35.01 -40.00 | 116 | 7,526,197.52 | 17.25% | 10.148 | 179 | 99.50 | 682 |
| 40.01 -45.00 | 195 | 12,681,846.50 | 29.06% | 10.067 | 179 | 99.52 | 685 |
| 45.01 -50.00 | 165 | 11,595,750.49 | 26.57% | 10.351 | 179 | 98.92 | 678 |
| 50.01 -55.00 | 28 | 2,134,179.30 | 4.89% | 10.097 | 179 | 99.53 | 677 |
| 55.01 -60.00 | 1 | 65,767.64 | 0.15% | 9.500 | 179 | 100.00 | 652 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Fixed Rate | 663 | 43,637,610.04 | 100.00% | 10.092 | 179 | 99.21 | 684 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Fixed Rate | 17 | 920,468.86 | 2.11% | 10.928 | 185 | 98.44 | 663 |
| Fixed Rate Balloon | 646 | 42,717,141.18 | 97.89% | 10.074 | 179 | 99.22 | 684 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Not Interest Only | 663 | 43,637,610.04 | 100.00% | 10.092 | 179 | 99.21 | 684 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| Prepayment Penalty Original Te | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 239 | 14,817,815.64 | 33.96% | 10.386 | 179 | 99.01 | 685 |
| Prepay Penalty: 12 months | 16 | 1,178,407.12 | 2.70% | 9.971 | 179 | 99.73 | 678 |
| Prepay Penalty: 24 months | 230 | 16,027,100.51 | 36.73% | 9.831 | 179 | 99.38 | 683 |
| Prepay Penalty: 36 months | 178 | 11,614,286.77 | 26.62% | 10.090 | 179 | 99.17 | 683 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Second Lien | 663 | 43,637,610.04 | 100.00% | 10.092 | 179 | 99.21 | 684 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 205 | 12,286,659.40 | 28.16% | 9.481 | 179 | 99.44 | 684 |
| Full/Alternative Documentation | 10 | 844,244.87 | 1.93% | 9.462 | 179 | 100.00 | 692 |
| Limited Documentation | 36 | 3,319,146.01 | 7.61% | 9.410 | 179 | 97.00 | 678 |
| Lite Documentation | 27 | 2,208,039.08 | 5.06% | 9.863 | 179 | 98.99 | 687 |
| No Income / No Asset | 1 | 48,723.32 | 0.11% | 8.990 | 179 | 95.00 | 670 |
| Stated Documentation | 15 | 986,618.44 | 2.26% | 10.476 | 179 | 91.39 | 695 |
| Streamline Documentation | 369 | 23,944,178.92 | 54.87% | 10.530 | 179 | 99.71 | 683 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 78 | 4,799,659.43 | 11.00% | 10.158 | 179 | 96.79 | 663 |
| Purchase | 561 | 37,403,681.93 | 85.71% | 10.089 | 179 | 99.54 | 687 |
| Rate/Term Refinance | 24 | 1,434,268.68 | 3.29% | 9.942 | 178 | 98.73 | 671 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 2 | 249,533.11 | 0.57% | 10.048 | 179 | 84.98 | 701 |
| Condominium | 85 | 4,881,434.17 | 11.19% | 9.946 | 179 | 99.62 | 689 |
| Duplex | 32 | 2,428,179.74 | 5.56% | 10.666 | 179 | 98.80 | 685 |
| PUD | 84 | 4,901,182.13 | 11.23% | 10.266 | 179 | 99.60 | 686 |
| Single Family | 455 | 30,748,616.71 | 70.46% | 10.044 | 179 | 99.30 | 682 |
| Triplex | 5 | 428,664.18 | 0.98% | 9.995 | 179 | 94.07 | 719 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Primary | 638 | 42,341,729.12 | 97.03% | 10.084 | 179 | 99.18 | 682 |
| Second Home | 25 | 1,295,880.92 | 2.97% | 10.343 | 179 | 100.00 | 728 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 20 | 770,803.57 | 1.77% | 10.797 | 179 | 99.70 | 677 |
| California | 363 | 28,672,618.35 | 65.71% | 9.838 | 179 | 99.25 | 686 |
| Colorado | 12 | 495,201.13 | 1.13% | 10.297 | 179 | 100.00 | 669 |
| Connecticut | 6 | 323,439.14 | 0.74% | 10.015 | 179 | 98.48 | 662 |
| District of Columbia | 3 | 229,900.70 | 0.53% | 10.125 | 179 | 100.00 | 707 |
| Florida | 28 | 1,783,957.31 | 4.09% | 10.773 | 179 | 99.84 | 680 |
| Georgia | 8 | 309,168.35 | 0.71% | 11.398 | 179 | 98.71 | 679 |
| Idaho | 1 | 15,972.91 | 0.04% | 9.990 | 179 | 100.00 | 726 |
| Illinois | 22 | 1,138,984.23 | 2.61% | 10.684 | 179 | 96.52 | 668 |
| Indiana | 1 | 42,490.00 | 0.10% | 12.875 | 179 | 100.00 | 664 |
| Louisiana | 2 | 39,776.66 | 0.09% | 11.395 | 178 | 100.00 | 644 |
| Maryland | 24 | 1,257,000.79 | 2.88% | 10.331 | 179 | 99.79 | 678 |
| Massachusetts | 6 | 331,685.52 | 0.76% | 10.397 | 188 | 97.35 | 664 |
| Michigan | 2 | 88,492.58 | 0.20% | 8.992 | 178 | 100.00 | 735 |
| Mississippi | 1 | 24,767.15 | 0.06% | 9.250 | 179 | 100.00 | 687 |
| Missouri | 4 | 113,828.68 | 0.26% | 10.455 | 179 | 100.00 | 668 |
| Montana | 1 | 35,887.17 | 0.08% | 10.990 | 179 | 100.00 | 644 |
| Nevada | 14 | 686,968.58 | 1.57% | 10.982 | 179 | 99.66 | 692 |
| New Jersey | 16 | 863,866.24 | 1.98% | 10.432 | 178 | 99.10 | 666 |
| New York | 21 | 1,509,984.74 | 3.46% | 11.707 | 179 | 97.75 | 683 |
| North Carolina | 5 | 101,793.52 | 0.23% | 9.798 | 179 | 100.00 | 678 |
| Ohio | 3 | 52,989.98 | 0.12% | 10.222 | 179 | 100.00 | 650 |
| Oregon | 6 | 208,986.82 | 0.48% | 9.597 | 179 | 99.27 | 679 |
| Pennsylvania | 3 | 182,636.06 | 0.42% | 10.277 | 193 | 100.00 | 693 |
| Rhode Island | 3 | 185,653.74 | 0.43% | 12.470 | 179 | 100.00 | 654 |
| Tennessee | 1 | 20,988.50 | 0.05% | 8.990 | 179 | 99.60 | 643 |
| Texas | 31 | 1,256,917.49 | 2.88% | 9.704 | 179 | 99.80 | 700 |
| Utah | 6 | 233,732.33 | 0.54% | 10.748 | 179 | 100.00 | 673 |
| Virginia | 33 | 1,804,041.78 | 4.13% | 10.554 | 179 | 99.34 | 678 |
| Washington | 15 | 790,101.14 | 1.81% | 9.621 | 179 | 99.22 | 696 |
| Wisconsin | 2 | 64,974.88 | 0.15% | 10.658 | 179 | 100.00 | 655 |
| **Total** | **663** | **43,637,610.04** | **100.00%** | **10.092** | **179** | **99.21** | **684** |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

## Soundview WMC-2004-1
## CA

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $334,221,375 | $14,984 | $830,000 |
| Average Scheduled Principal Balance | $242,541 | | |
| Number of Mortgage Loans | 1,378 | | |
| | | | |
| Weighted Average Gross Coupon | 6.988% | 4.251% | 11.250% |
| Weighted Average FICO Score | 641 | 500 | 796 |
| Weighted Average Combined Original LTV | 80.92% | 27.09% | 100.00% |
| | | | |
| Weighted Average Original Term | 344 months | 180 months | 360 months |
| Weighted Average Stated Remaining Term | 342 months | 177 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 4 months |
| | | | |
| Weighted Average Gross Margin | 6.124% | 4.375% | 9.876% |
| Weighted Average Minimum Interest Rate | 6.714% | 4.251% | 10.125% |
| Weighted Average Maximum Interest Rate | 13.216% | 10.751% | 16.625% |
| Weighted Average Initial Rate Cap | 2.059% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.003% | 1.000% | 2.000% |
| Weighted Average Months to Roll | 25 months | 5 months | 59 months |
| | | | |
| Maturity Date | | Sep 1 2019 | Dec 1 2034 |
| Maximum Zip Code Concentration | 1.32% | 91335 (Encino, CA) | |
| | | | |
| ARM | 83.84% | | |
| Fixed Rate | 16.16% | | |
| | | | |
| 2/28 6 MO LIBOR | 55.58% | | |
| 2/28 6 MO LIBOR IO | 21.98% | | |
| 3/27 6 MO LIBOR | 2.74% | | |
| 5/25 6 MO LIBOR | 1.47% | | |
| 5/25 6 MO LIBOR IO | 2.00% | | |
| 6 MO LIBOR | 0.06% | | |
| Fixed Rate | 7.61% | | |
| Fixed Rate Balloon | 8.55% | | |
| | | | |
| Interest Only | 23.98% | | |
| Not Interest Only | 76.02% | | |
| | | | |
| Prepay Penalty: 0 months | 11.14% | | |
| Prepay Penalty: 12 months | 4.06% | | |
| Prepay Penalty: 24 months | 71.11% | | |
| Prepay Penalty: 36 months | 13.69% | | |
| | | | |
| First Lien | 91.42% | | |
| Second Lien | 8.58% | | |
| | | | |
| Full Documentation | 35.86% | | |
| Full/Alternative Documentation | 3.50% | | |
| Limited Documentation | 7.93% | | |
| Lite Documentation | 5.46% | | |
| No Income / No Asset | 0.01% | | |
| Stated Documentation | 18.66% | | |
| Streamline Documentation | 28.57% | | |
| | | | |
| Cash Out Refinance | 37.29% | | |
| Purchase | 51.69% | | |
| Rate/Term Refinance | 11.03% | | |
| | | | |
| 2-4 Units | 0.27% | | |
| Condominium | 11.23% | | |
| Duplex | 2.88% | | |
| Manufactured Housing | 0.28% | | |
| PUD | 5.76% | | |
| Single Family | 78.51% | | |
| Triplex | 1.07% | | |
| | | | |
| Investor | 4.00% | | |
| Primary | 94.58% | | |
| Second Home | 1.42% | | |
| | | | |
| Top 5 States: | | | |
| California | 100.00% | | |

## Soundview WMC-2004-1

### CA

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 74 | 2,929,101.39 | 0.88% | 9.732 | 182 | 98.97 | 689 |
| 50,000.01 - 100,000.00 | 236 | 17,558,672.77 | 5.25% | 9.519 | 199 | 95.94 | 677 |
| 100,000.01 - 150,000.00 | 153 | 19,427,590.85 | 5.81% | 8.107 | 279 | 83.30 | 649 |
| 150,000.01 - 200,000.00 | 160 | 28,419,060.71 | 8.50% | 7.060 | 342 | 76.82 | 640 |
| 200,000.01 - 250,000.00 | 150 | 33,815,095.29 | 10.12% | 6.783 | 357 | 76.29 | 628 |
| 250,000.01 - 300,000.00 | 163 | 45,154,584.45 | 13.51% | 6.634 | 358 | 79.51 | 642 |
| 300,000.01 - 350,000.00 | 135 | 44,087,757.91 | 13.19% | 6.709 | 359 | 80.40 | 631 |
| 350,000.01 - 400,000.00 | 100 | 37,695,438.80 | 11.28% | 6.684 | 359 | 81.34 | 641 |
| 400,000.01 - 450,000.00 | 67 | 28,560,423.54 | 8.55% | 6.679 | 359 | 82.13 | 637 |
| 450,000.01 - 500,000.00 | 53 | 25,219,431.85 | 7.55% | 6.796 | 359 | 81.07 | 648 |
| 500,000.01 - 550,000.00 | 32 | 16,961,846.34 | 5.08% | 6.653 | 359 | 80.43 | 629 |
| 550,000.01 - 600,000.00 | 27 | 15,534,218.87 | 4.65% | 6.665 | 359 | 81.12 | 651 |
| 600,000.01 - 650,000.00 | 10 | 6,236,678.23 | 1.87% | 6.241 | 359 | 79.89 | 662 |
| 650,000.01 - 700,000.00 | 11 | 7,376,226.50 | 2.21% | 6.957 | 359 | 79.57 | 632 |
| 700,000.01 - 750,000.00 | 4 | 2,856,326.67 | 0.85% | 6.867 | 359 | 80.38 | 646 |
| 750,000.01 - 800,000.00 | 2 | 1,558,920.68 | 0.47% | 7.142 | 358 | 66.33 | 640 |
| 800,000.01 - 850,000.00 | 1 | 830,000.00 | 0.25% | 6.500 | 359 | 68.31 | 625 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 239,337.63 | 0.07% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 5 | 1,415,915.32 | 0.42% | 4.990 | 359 | 76.00 | 677 |
| 5.000 - 5.499 | 26 | 9,196,104.58 | 2.75% | 5.289 | 359 | 79.45 | 670 |
| 5.500 - 5.999 | 154 | 45,519,047.89 | 13.62% | 5.877 | 358 | 78.97 | 651 |
| 6.000 - 6.499 | 194 | 59,766,403.92 | 17.88% | 6.265 | 358 | 78.35 | 653 |
| 6.500 - 6.999 | 356 | 109,638,809.66 | 32.80% | 6.754 | 358 | 79.54 | 639 |
| 7.000 - 7.499 | 110 | 31,261,653.95 | 9.35% | 7.214 | 356 | 80.26 | 641 |
| 7.500 - 7.999 | 110 | 33,439,279.39 | 10.01% | 7.738 | 356 | 78.58 | 597 |
| 8.000 - 8.499 | 42 | 7,821,994.27 | 2.34% | 8.240 | 334 | 81.62 | 610 |
| 8.500 - 8.999 | 95 | 11,954,831.33 | 3.58% | 8.714 | 278 | 90.43 | 634 |
| 9.000 - 9.499 | 17 | 2,457,173.95 | 0.74% | 9.263 | 267 | 90.73 | 639 |
| 9.500 - 9.999 | 130 | 10,440,097.43 | 3.12% | 9.807 | 190 | 97.36 | 671 |
| 10.000 -10.499 | 24 | 1,873,478.08 | 0.56% | 10.209 | 192 | 98.18 | 667 |
| 10.500 -10.999 | 113 | 9,182,252.52 | 2.75% | 10.762 | 179 | 99.13 | 675 |
| 11.000 -11.499 | 1 | 14,994.93 | 0.00% | 11.250 | 179 | 95.00 | 646 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 36 | 9,119,553.23 | 2.73% | 7.604 | 359 | 71.71 | 512 |
| 525-549 | 53 | 14,843,747.35 | 4.44% | 7.738 | 359 | 75.06 | 537 |
| 550-574 | 66 | 19,907,712.09 | 5.96% | 7.079 | 357 | 80.23 | 563 |
| 575-599 | 104 | 30,092,370.60 | 9.00% | 6.847 | 358 | 77.96 | 588 |
| 600-624 | 162 | 48,358,691.02 | 14.47% | 6.630 | 359 | 79.02 | 613 |
| 625-649 | 229 | 56,898,154.07 | 17.02% | 6.925 | 345 | 80.34 | 637 |
| 650-674 | 305 | 66,655,795.06 | 19.94% | 7.045 | 332 | 83.50 | 661 |
| 675-699 | 187 | 40,511,168.91 | 12.12% | 7.034 | 328 | 82.91 | 685 |
| 700+ | 236 | 47,834,182.52 | 14.31% | 7.003 | 326 | 84.00 | 734 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 36 | 6,340,665.25 | 1.90% | 6.728 | 350 | 41.62 | 609 |
| 50.00- 54.99 | 15 | 4,324,824.01 | 1.29% | 6.709 | 353 | 52.80 | 620 |
| 55.00- 59.99 | 23 | 5,029,951.42 | 1.50% | 6.800 | 357 | 58.04 | 602 |
| 60.00- 64.99 | 42 | 9,391,720.02 | 2.81% | 7.020 | 354 | 62.56 | 605 |
| 65.00- 69.99 | 34 | 9,953,904.16 | 2.98% | 7.052 | 359 | 67.68 | 586 |
| 70.00- 74.99 | 57 | 15,129,975.33 | 4.53% | 6.945 | 351 | 71.64 | 605 |
| 75.00- 79.99 | 85 | 27,658,657.54 | 8.28% | 6.777 | 356 | 76.79 | 624 |
| 80.00 | 482 | 148,689,755.33 | 44.49% | 6.535 | 359 | 80.00 | 657 |
| 80.01- 84.99 | 25 | 8,240,007.63 | 2.47% | 6.630 | 359 | 83.45 | 614 |
| 85.00- 89.99 | 85 | 29,110,461.62 | 8.71% | 6.836 | 359 | 86.50 | 621 |
| 90.00- 94.99 | 100 | 30,484,237.06 | 9.12% | 7.064 | 354 | 90.86 | 634 |
| 95.00- 99.99 | 64 | 13,040,230.35 | 3.90% | 7.649 | 329 | 95.09 | 642 |
| 100.00 | 330 | 26,826,985.13 | 8.03% | 9.708 | 187 | 100.00 | 684 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 373 | 29,966,245.27 | 8.97% | 9.711 | 179 | 97.49 | 684 |
| 240 | 1 | 293,382.32 | 0.09% | 6.250 | 239 | 70.00 | 664 |
| 360 | 1,004 | 303,961,747.26 | 90.95% | 6.720 | 359 | 79.30 | 637 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 373 | 29,966,245.27 | 8.97% | 9.711 | 179 | 97.49 | 684 |
| 181-240 | 1 | 293,382.32 | 0.09% | 6.250 | 239 | 70.00 | 664 |
| 301-360 | 1,004 | 303,961,747.26 | 90.95% | 6.720 | 359 | 79.30 | 637 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 43 | 9,727,704.51 | 2.91% | 6.758 | 345 | 79.25 | 638 |
| 20.01 -25.00 | 31 | 5,571,675.45 | 1.67% | 7.012 | 330 | 85.49 | 645 |
| 25.01 -30.00 | 87 | 22,884,678.87 | 6.85% | 6.802 | 346 | 78.34 | 653 |
| 30.01 -35.00 | 167 | 38,495,877.61 | 11.52% | 6.994 | 341 | 78.70 | 641 |
| 35.01 -40.00 | 251 | 59,603,427.61 | 17.83% | 7.041 | 341 | 80.50 | 642 |
| 40.01 -45.00 | 384 | 93,939,109.19 | 28.11% | 6.992 | 343 | 81.25 | 640 |
| 45.01 -50.00 | 323 | 79,075,701.38 | 23.66% | 7.034 | 342 | 81.84 | 642 |
| 50.01 -55.00 | 84 | 22,576,864.13 | 6.76% | 7.021 | 345 | 83.14 | 633 |
| 55.01 -60.00 | 8 | 2,346,336.10 | 0.70% | 6.163 | 354 | 83.98 | 629 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 909 | 280,215,161.19 | 83.84% | 6.714 | 359 | 79.70 | 637 |
| Fixed Rate | 469 | 54,006,213.66 | 16.16% | 8.405 | 258 | 87.30 | 665 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 625 | 185,768,700.78 | 55.58% | 6.831 | 359 | 79.13 | 624 |
| 2/28 6 MO LIBOR IO | 213 | 73,469,059.46 | 21.98% | 6.522 | 359 | 81.47 | 662 |
| 3/27 6 MO LIBOR | 33 | 9,166,821.49 | 2.74% | 6.237 | 359 | 79.05 | 654 |
| 5/25 6 MO LIBOR | 17 | 4,913,311.86 | 1.47% | 6.494 | 359 | 79.09 | 665 |
| 5/25 6 MO LIBOR IO | 20 | 6,680,954.00 | 2.00% | 6.410 | 359 | 77.55 | 678 |
| 6 MO LIBOR | 1 | 216,313.60 | 0.06% | 6.750 | 359 | 68.40 | 500 |
| Fixed Rate | 107 | 25,443,329.67 | 7.61% | 6.796 | 347 | 73.88 | 642 |
| Fixed Rate Balloon | 362 | 28,562,883.99 | 8.55% | 9.838 | 179 | 99.25 | 686 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 233 | 80,150,013.46 | 23.98% | 6.513 | 359 | 81.15 | 664 |
| Not Interest Only | 1,145 | 254,071,361.39 | 76.02% | 7.137 | 337 | 80.85 | 634 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 139 | 37,216,629.01 | 11.14% | 7.504 | 332 | 82.94 | 670 |
| Prepay Penalty: 12 months | 47 | 13,582,844.41 | 4.06% | 6.837 | 347 | 83.75 | 654 |
| Prepay Penalty: 24 months | 933 | 237,657,388.18 | 71.11% | 6.869 | 348 | 80.69 | 633 |
| Prepay Penalty: 36 months | 259 | 45,764,513.25 | 13.69% | 7.227 | 322 | 79.66 | 657 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 1,015 | 305,548,756.50 | 91.42% | 6.720 | 358 | 79.20 | 637 |
| Second Lien | 363 | 28,672,618.35 | 8.58% | 9.838 | 179 | 99.25 | 686 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 508 | 119,866,362.32 | 35.86% | 6.832 | 346 | 80.91 | 626 |
| Full/Alternative Documentation | 35 | 11,708,486.63 | 3.50% | 6.559 | 348 | 83.81 | 628 |
| Limited Documentation | 96 | 26,503,606.76 | 7.93% | 6.851 | 340 | 80.82 | 630 |
| Lite Documentation | 69 | 18,234,832.88 | 5.46% | 6.898 | 343 | 83.24 | 642 |
| No Income / No Asset | 1 | 48,723.32 | 0.01% | 8.990 | 179 | 95.00 | 670 |
| Stated Documentation | 208 | 62,382,344.50 | 18.66% | 6.963 | 356 | 75.68 | 631 |
| Streamline Documentation | 461 | 95,477,018.44 | 28.57% | 7.306 | 330 | 83.59 | 673 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 457 | 124,620,093.18 | 37.29% | 6.900 | 353 | 78.42 | 618 |
| Purchase | 797 | 172,748,385.18 | 51.69% | 7.079 | 332 | 83.56 | 664 |
| Rate/Term Refinance | 124 | 36,852,896.49 | 11.03% | 6.856 | 355 | 77.06 | 614 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2-4 Units | 3 | 897,542.64 | 0.27% | 6.992 | 338 | 77.33 | 652 |
| Condominium | 184 | 37,537,737.97 | 11.23% | 6.984 | 341 | 81.51 | 650 |
| Duplex | 42 | 9,619,252.72 | 2.88% | 7.212 | 335 | 81.18 | 679 |
| Manufactured Housing | 6 | 952,080.09 | 0.28% | 6.753 | 332 | 76.60 | 661 |
| PUD | 60 | 19,246,532.85 | 5.76% | 6.897 | 349 | 79.71 | 635 |
| Single Family | 1,070 | 262,387,555.97 | 78.51% | 6.987 | 343 | 80.95 | 638 |
| Triplex | 13 | 3,580,672.61 | 1.07% | 6.995 | 345 | 80.91 | 699 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 51 | 13,362,233.68 | 4.00% | 7.077 | 355 | 79.97 | 657 |
| Primary | 1,309 | 316,117,898.03 | 94.58% | 6.986 | 342 | 80.95 | 640 |
| Second Home | 18 | 4,741,243.14 | 1.42% | 6.828 | 343 | 81.98 | 693 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| California | 1,378 | 334,221,374.85 | 100.00% | 6.988 | 342 | 80.92 | 641 |
| **Total** | **1,378** | **334,221,374.85** | **100.00%** | **6.988** | **342** | **80.92** | **641** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 2 | 378,606.31 | 0.14% | 5.829 | 359 | 56.39 | 630 |
| 4.500 - 4.999 | 52 | 17,309,870.76 | 6.18% | 6.254 | 359 | 78.72 | 649 |
| 5.000 - 5.499 | 123 | 38,562,706.60 | 13.76% | 6.187 | 359 | 79.35 | 651 |
| 5.500 - 5.999 | 224 | 69,891,334.32 | 24.94% | 6.417 | 359 | 79.11 | 642 |
| 6.000 - 6.499 | 232 | 72,754,787.48 | 25.96% | 6.736 | 359 | 79.03 | 634 |
| 6.500 - 6.999 | 145 | 44,268,562.41 | 15.80% | 7.098 | 359 | 81.48 | 635 |
| 7.000 - 7.499 | 73 | 20,276,818.64 | 7.24% | 7.396 | 359 | 83.06 | 612 |
| 7.500 - 7.999 | 34 | 10,325,563.18 | 3.68% | 7.521 | 359 | 78.51 | 618 |
| 8.000 - 8.499 | 21 | 5,831,751.13 | 2.08% | 8.057 | 359 | 79.47 | 619 |
| 8.500 - 8.999 | 1 | 211,435.92 | 0.08% | 8.375 | 358 | 79.89 | 592 |
| 9.500 - 9.999 | 2 | 403,724.44 | 0.14% | 8.108 | 359 | 65.70 | 537 |
| **Total** | **909** | **280,215,161.19** | **100.00%** | **6.714** | **359** | **79.70** | **637** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 239,337.63 | 0.09% | 4.251 | 358 | 80.00 | 625 |
| 4.500 - 4.999 | 5 | 1,415,915.32 | 0.51% | 4.990 | 359 | 76.00 | 677 |
| 5.000 - 5.499 | 25 | 8,780,586.13 | 3.13% | 5.294 | 359 | 79.43 | 669 |
| 5.500 - 5.999 | 149 | 44,165,226.13 | 15.76% | 5.879 | 359 | 79.40 | 650 |
| 6.000 - 6.499 | 173 | 54,023,431.29 | 19.28% | 6.266 | 359 | 78.32 | 653 |
| 6.500 - 6.999 | 307 | 98,358,342.46 | 35.10% | 6.758 | 359 | 80.43 | 638 |
| 7.000 - 7.499 | 98 | 28,765,644.98 | 10.27% | 7.217 | 359 | 80.87 | 640 |
| 7.500 - 7.999 | 93 | 30,084,494.71 | 10.74% | 7.736 | 359 | 78.87 | 596 |
| 8.000 - 8.499 | 26 | 6,179,656.43 | 2.21% | 8.254 | 359 | 78.50 | 592 |
| 8.500 - 8.999 | 23 | 6,165,952.99 | 2.20% | 8.672 | 359 | 83.51 | 581 |
| 9.000 - 9.499 | 5 | 1,213,189.77 | 0.43% | 9.317 | 358 | 82.49 | 574 |
| 9.500 - 9.999 | 3 | 679,445.37 | 0.24% | 9.633 | 358 | 70.05 | 524 |
| 10.000 -10.499 | 1 | 143,937.98 | 0.05% | 10.125 | 359 | 80.00 | 532 |
| **Total** | **909** | **280,215,161.19** | **100.00%** | **6.714** | **359** | **79.70** | **637** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 10.500 -10.999 | 1 | 239,337.63 | 0.09% | 4.251 | 358 | 80.00 | 625 |
| 11.000 -11.499 | 5 | 1,415,915.32 | 0.51% | 4.990 | 359 | 76.00 | 677 |
| 11.500 -11.999 | 25 | 8,707,826.18 | 3.11% | 5.314 | 359 | 78.36 | 670 |
| 12.000 -12.499 | 149 | 44,352,783.94 | 15.83% | 5.876 | 359 | 79.54 | 650 |
| 12.500 -12.999 | 173 | 53,770,450.68 | 19.19% | 6.261 | 359 | 78.50 | 654 |
| 13.000 -13.499 | 307 | 98,496,525.21 | 35.15% | 6.759 | 359 | 80.36 | 638 |
| 13.500 -13.999 | 98 | 28,595,778.95 | 10.20% | 7.221 | 359 | 81.24 | 640 |
| 14.000 -14.499 | 91 | 29,564,117.03 | 10.55% | 7.729 | 359 | 78.32 | 597 |
| 14.500 -14.999 | 28 | 6,869,900.14 | 2.45% | 8.201 | 359 | 79.40 | 590 |
| 15.000 -15.499 | 23 | 6,165,952.99 | 2.20% | 8.672 | 359 | 83.51 | 581 |
| 15.500 -15.999 | 5 | 1,213,189.77 | 0.43% | 9.317 | 358 | 82.49 | 574 |
| 16.000 -16.499 | 3 | 679,445.37 | 0.24% | 9.633 | 358 | 70.05 | 524 |
| 16.500 -16.999 | 1 | 143,937.98 | 0.05% | 10.125 | 359 | 80.00 | 532 |
| **Total** | **909** | **280,215,161.19** | **100.00%** | **6.714** | **359** | **79.70** | **637** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 4 | 1,192,671.09 | 0.43% | 6.670 | 359 | 71.75 | 574 |
| 1.500 | 609 | 181,679,809.26 | 64.84% | 6.823 | 359 | 79.10 | 624 |
| 1.900000000 | 1 | 401,148.05 | 0.14% | 8.875 | 358 | 80.00 | 637 |
| 2.000 | 3 | 621,007.64 | 0.22% | 6.957 | 358 | 75.98 | 657 |
| 3.000 | 273 | 90,195,071.15 | 32.19% | 6.518 | 359 | 81.35 | 660 |
| 5.000 | 19 | 6,125,454.00 | 2.19% | 6.227 | 359 | 74.80 | 671 |
| **Total** | **909** | **280,215,161.19** | **100.00%** | **6.714** | **359** | **79.70** | **637** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 905 | 279,275,886.97 | 99.66% | 6.716 | 359 | 79.70 | 637 |
| 1.500 | 1 | 318,266.58 | 0.11% | 5.250 | 358 | 83.95 | 622 |
| 2.000 | 3 | 621,007.64 | 0.22% | 6.957 | 358 | 75.98 | 657 |
| **Total** | **909** | **280,215,161.19** | **100.00%** | **6.714** | **359** | **79.70** | **637** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 05/01/05 | 1 | 216,313.60 | 0.08% | 6.750 | 359 | 68.40 | 500 |
| 08/01/06 | 3 | 687,529.10 | 0.25% | 5.856 | 356 | 81.78 | 674 |
| 09/01/06 | 15 | 4,852,548.56 | 1.73% | 6.794 | 357 | 80.25 | 646 |
| 10/01/06 | 196 | 60,909,428.31 | 21.74% | 6.854 | 358 | 78.83 | 635 |
| 11/01/06 | 622 | 192,095,254.27 | 68.55% | 6.709 | 359 | 80.05 | 634 |
| 12/01/06 | 2 | 693,000.00 | 0.25% | 7.051 | 360 | 89.46 | 652 |
| 10/01/07 | 9 | 2,260,701.13 | 0.81% | 6.203 | 358 | 80.92 | 650 |
| 11/01/07 | 24 | 6,906,120.36 | 2.46% | 6.248 | 359 | 78.44 | 655 |
| 09/01/09 | 2 | 905,500.00 | 0.32% | 7.095 | 357 | 86.91 | 691 |
| 10/01/09 | 7 | 2,488,123.76 | 0.89% | 6.673 | 358 | 74.34 | 669 |
| 11/01/09 | 28 | 8,200,642.10 | 2.93% | 6.305 | 359 | 78.42 | 672 |
| **Total** | **909** | **280,215,161.19** | **100.00%** | **6.714** | **359** | **79.70** | **637** |

## Soundview WMC-2004-1
## INV

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $23,608,813 | $39,717 | $594,640 |
| Average Scheduled Principal Balance | $176,185 | | |
| Number of Mortgage Loans | 134 | | |
| | | | |
| Weighted Average Gross Coupon | 7.302% | 5.125% | 9.875% |
| Weighted Average FICO Score | 659 | 504 | 804 |
| Weighted Average Combined Original LTV | 80.78% | 34.74% | 95.00% |
| | | | |
| Weighted Average Original Term | 352 months | 180 months | 360 months |
| Weighted Average Stated Remaining Term | 351 months | 177 months | 359 months |
| Weighted Average Seasoning | 1 months | 1 months | 4 months |
| | | | |
| Weighted Average Gross Margin | 6.699% | 5.000% | 9.000% |
| Weighted Average Minimum Interest Rate | 7.246% | 5.125% | 9.875% |
| Weighted Average Maximum Interest Rate | 13.785% | 11.625% | 16.375% |
| Weighted Average Initial Rate Cap | 1.710% | 1.500% | 3.000% |
| Weighted Average Subsequent Rate Cap | 1.003% | 1.000% | 1.500% |
| Weighted Average Months to Roll | 26 months | 20 months | 59 months |
| | | | |
| Maturity Date | | Sep 1 2019 | Nov 1 2034 |
| Maximum Zip Code Concentration | 3.44% | 91335 (Encino, CA) | |
| | | | |
| ARM | 80.04% | | |
| Fixed Rate | 19.96% | | |
| | | | |
| 2/28 6 MO LIBOR | 69.11% | | |
| 3/27 6 MO LIBOR | 6.72% | | |
| 5/25 6 MO LIBOR | 4.21% | | |
| Fixed Rate | 19.96% | | |
| | | | |
| Not Interest Only | 100.00% | | |
| | | | |
| Prepay Penalty: 0 months | 29.99% | | |
| Prepay Penalty: 12 months | 8.96% | | |
| Prepay Penalty: 24 months | 44.98% | | |
| Prepay Penalty: 36 months | 16.07% | | |
| | | | |
| First Lien | 100.00% | | |
| | | | |
| Full Documentation | 37.43% | | |
| Full/Alternative Documentation | 6.74% | | |
| Limited Documentation | 12.44% | | |
| Lite Documentation | 4.60% | | |
| Stated Documentation | 38.14% | | |
| Streamline Documentation | 0.65% | | |
| | | | |
| Cash Out Refinance | 39.96% | | |
| Purchase | 47.81% | | |
| Rate/Term Refinance | 12.23% | | |
| | | | |
| Condominium | 11.76% | | |
| Duplex | 11.45% | | |
| Manufactured Housing | 0.33% | | |
| PUD | 6.18% | | |
| Single Family | 62.90% | | |
| Triplex | 7.38% | | |
| | | | |
| Investor | 100.00% | | |
| | | | |
| Top 5 States: | | | |
| California | 56.60% | | |
| New York | 5.48% | | |
| Florida | 5.31% | | |
| Illinois | 4.20% | | |
| Connecticut | 3.04% | | |

## Soundview WMC-2004-1

INV

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 10 | 444,500.40 | 1.88% | 8.733 | 342 | 74.17 | 613 |
| 50,000.01 - 100,000.00 | 39 | 2,758,293.15 | 11.68% | 8.096 | 344 | 78.96 | 633 |
| 100,000.01 - 150,000.00 | 19 | 2,349,591.62 | 9.95% | 7.471 | 359 | 77.63 | 668 |
| 150,000.01 - 200,000.00 | 21 | 3,660,419.24 | 15.50% | 7.257 | 359 | 77.33 | 651 |
| 200,000.01 - 250,000.00 | 11 | 2,531,522.54 | 10.72% | 7.055 | 325 | 74.96 | 650 |
| 250,000.01 - 300,000.00 | 13 | 3,564,467.70 | 15.10% | 7.213 | 344 | 84.71 | 658 |
| 300,000.01 - 350,000.00 | 9 | 2,892,296.40 | 12.25% | 6.706 | 359 | 84.40 | 691 |
| 350,000.01 - 400,000.00 | 5 | 1,884,653.50 | 7.98% | 7.614 | 358 | 82.82 | 667 |
| 400,000.01 - 450,000.00 | 3 | 1,296,251.97 | 5.49% | 7.141 | 359 | 86.55 | 649 |
| 500,000.01 - 550,000.00 | 1 | 518,646.13 | 2.20% | 6.450 | 359 | 80.00 | 765 |
| 550,000.01 - 600,000.00 | 3 | 1,708,170.63 | 7.24% | 7.113 | 359 | 85.00 | 651 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 2 | 662,236.83 | 2.81% | 5.231 | 359 | 88.41 | 681 |
| 5.500 - 5.999 | 7 | 1,623,348.69 | 6.88% | 5.849 | 300 | 82.74 | 688 |
| 6.000 - 6.499 | 8 | 2,383,605.05 | 10.10% | 6.364 | 359 | 84.44 | 694 |
| 6.500 - 6.999 | 23 | 5,136,165.75 | 21.76% | 6.814 | 359 | 79.99 | 662 |
| 7.000 - 7.499 | 24 | 3,738,230.71 | 15.83% | 7.209 | 356 | 77.01 | 650 |
| 7.500 - 7.999 | 29 | 4,985,912.67 | 21.12% | 7.773 | 346 | 83.27 | 670 |
| 8.000 - 8.499 | 15 | 1,971,492.23 | 8.35% | 8.247 | 354 | 77.88 | 636 |
| 8.500 - 8.999 | 16 | 2,449,268.11 | 10.37% | 8.600 | 355 | 81.73 | 629 |
| 9.000 - 9.499 | 4 | 239,869.88 | 1.02% | 9.224 | 359 | 74.03 | 596 |
| 9.500 - 9.999 | 6 | 418,683.36 | 1.77% | 9.626 | 358 | 65.69 | 574 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 2 | 216,158.20 | 0.92% | 7.495 | 359 | 55.29 | 507 |
| 525-549 | 8 | 1,065,875.24 | 4.51% | 8.625 | 359 | 63.44 | 537 |
| 550-574 | 4 | 427,266.61 | 1.81% | 7.697 | 359 | 64.42 | 568 |
| 575-599 | 10 | 1,612,827.62 | 6.83% | 7.398 | 353 | 76.47 | 591 |
| 600-624 | 17 | 3,448,222.45 | 14.61% | 7.324 | 355 | 78.57 | 614 |
| 625-649 | 23 | 3,034,459.19 | 12.85% | 7.594 | 355 | 81.03 | 636 |
| 650-674 | 22 | 4,286,685.75 | 18.16% | 7.194 | 356 | 81.24 | 661 |
| 675-699 | 21 | 3,249,396.71 | 13.76% | 7.363 | 343 | 83.72 | 687 |
| 700+ | 27 | 6,267,921.51 | 26.55% | 6.909 | 344 | 86.07 | 731 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 4 | 419,498.33 | 1.78% | 8.156 | 335 | 37.86 | 577 |
| 50.00- 54.99 | 3 | 451,528.38 | 1.91% | 6.837 | 343 | 53.47 | 582 |
| 55.00- 59.99 | 4 | 867,200.45 | 3.67% | 7.691 | 358 | 58.94 | 593 |
| 60.00- 64.99 | 5 | 728,233.84 | 3.08% | 7.395 | 359 | 62.56 | 622 |
| 65.00- 69.99 | 6 | 909,243.18 | 3.85% | 7.737 | 346 | 68.65 | 620 |
| 70.00- 74.99 | 10 | 977,699.26 | 4.14% | 7.920 | 305 | 70.62 | 646 |
| 75.00- 79.99 | 18 | 2,656,883.20 | 11.25% | 7.289 | 359 | 77.08 | 638 |
| 80.00 | 23 | 4,638,945.69 | 19.65% | 7.147 | 347 | 80.00 | 667 |
| 80.01- 84.99 | 2 | 362,885.50 | 1.54% | 7.651 | 359 | 83.89 | 694 |
| 85.00- 89.99 | 17 | 3,984,560.04 | 16.88% | 7.183 | 348 | 86.51 | 664 |
| 90.00- 94.99 | 39 | 7,120,026.18 | 30.16% | 7.253 | 357 | 90.04 | 679 |
| 95.00- 99.99 | 3 | 492,109.23 | 2.08% | 7.123 | 359 | 95.00 | 781 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 8 | 1,039,791.00 | 4.40% | 6.876 | 179 | 75.19 | 690 |
| 360 | 126 | 22,569,022.28 | 95.60% | 7.322 | 359 | 81.03 | 658 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 8 | 1,039,791.00 | 4.40% | 6.876 | 179 | 75.19 | 690 |
| 301-360 | 126 | 22,569,022.28 | 95.60% | 7.322 | 359 | 81.03 | 658 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 10 | 1,008,116.94 | 4.27% | 7.395 | 348 | 73.93 | 658 |
| 20.01 -25.00 | 4 | 926,581.23 | 3.92% | 5.814 | 359 | 88.29 | 688 |
| 25.01 -30.00 | 20 | 3,810,943.11 | 16.14% | 7.363 | 343 | 79.56 | 648 |
| 30.01 -35.00 | 32 | 6,161,461.21 | 26.10% | 7.145 | 348 | 77.68 | 659 |
| 35.01 -40.00 | 17 | 2,773,300.47 | 11.75% | 7.624 | 359 | 82.58 | 660 |
| 40.01 -45.00 | 12 | 2,199,772.33 | 9.32% | 7.332 | 340 | 81.89 | 667 |
| 45.01 -50.00 | 23 | 3,963,654.65 | 16.79% | 7.382 | 356 | 83.07 | 662 |
| 50.01 -55.00 | 14 | 2,570,717.92 | 10.89% | 7.569 | 359 | 83.36 | 657 |
| 55.01 -60.00 | 2 | 194,265.42 | 0.82% | 7.649 | 358 | 83.01 | 672 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 100 | 18,896,106.92 | 80.04% | 7.269 | 359 | 81.50 | 662 |
| Fixed Rate | 34 | 4,712,706.36 | 19.96% | 7.437 | 319 | 77.88 | 650 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 87 | 16,316,245.20 | 69.11% | 7.299 | 359 | 80.58 | 658 |
| 3/27 6 MO LIBOR | 8 | 1,585,593.52 | 6.72% | 7.231 | 358 | 87.19 | 687 |
| 5/25 6 MO LIBOR | 5 | 994,268.20 | 4.21% | 6.827 | 359 | 87.51 | 689 |
| Fixed Rate | 34 | 4,712,706.36 | 19.96% | 7.437 | 319 | 77.88 | 650 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Not Interest Only | 134 | 23,608,813.28 | 100.00% | 7.302 | 351 | 80.78 | 659 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 44 | 7,081,174.33 | 29.99% | 7.852 | 357 | 81.28 | 655 |
| Prepay Penalty: 12 months | 10 | 2,115,544.65 | 8.96% | 6.808 | 309 | 84.14 | 706 |
| Prepay Penalty: 24 months | 56 | 10,619,180.15 | 44.98% | 7.063 | 354 | 79.48 | 657 |
| Prepay Penalty: 36 months | 24 | 3,792,914.15 | 16.07% | 7.223 | 353 | 81.59 | 650 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 134 | 23,608,813.28 | 100.00% | 7.302 | 351 | 80.78 | 659 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 56 | 8,836,193.71 | 37.43% | 7.379 | 356 | 82.28 | 647 |
| Full/Alternative Documentation | 6 | 1,592,006.25 | 6.74% | 6.754 | 359 | 85.05 | 641 |
| Limited Documentation | 15 | 2,937,380.53 | 12.44% | 7.122 | 326 | 86.04 | 679 |
| Lite Documentation | 6 | 1,084,914.99 | 4.60% | 6.151 | 359 | 81.71 | 663 |
| Stated Documentation | 49 | 9,005,030.38 | 38.14% | 7.516 | 351 | 76.85 | 669 |

| | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Streamline Documentation | 2 | 153,287.42 | 0.65% | 7.611 | 359 | 72.61 | 611 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 59 | 9,432,961.16 | 39.96% | 7.417 | 345 | 76.02 | 642 |
| Purchase | 57 | 11,288,468.78 | 47.81% | 7.162 | 359 | 85.32 | 679 |
| Rate/Term Refinance | 18 | 2,887,383.34 | 12.23% | 7.475 | 338 | 78.55 | 640 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 12 | 2,776,075.94 | 11.76% | 7.053 | 359 | 83.87 | 689 |
| Duplex | 17 | 2,703,024.37 | 11.45% | 7.281 | 304 | 78.13 | 677 |
| Manufactured Housing | 1 | 78,949.52 | 0.33% | 8.240 | 359 | 64.23 | 534 |
| PUD | 8 | 1,460,128.57 | 6.18% | 7.425 | 359 | 78.96 | 642 |
| Single Family | 87 | 14,849,448.91 | 62.90% | 7.375 | 356 | 80.53 | 652 |
| Triplex | 9 | 1,741,185.97 | 7.38% | 6.968 | 359 | 84.34 | 671 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Investor | 134 | 23,608,813.28 | 100.00% | 7.302 | 351 | 80.78 | 659 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 1 | 211,006.27 | 0.89% | 6.425 | 359 | 80.00 | 686 |
| California | 51 | 13,362,233.68 | 56.60% | 7.077 | 355 | 79.97 | 657 |
| Colorado | 3 | 647,346.68 | 2.74% | 7.968 | 358 | 88.34 | 691 |
| Connecticut | 4 | 716,861.43 | 3.04% | 7.460 | 359 | 78.21 | 628 |
| District of Columbia | 2 | 501,214.74 | 2.12% | 7.834 | 359 | 90.00 | 688 |
| Florida | 7 | 1,252,874.57 | 5.31% | 7.426 | 351 | 82.74 | 646 |
| Georgia | 2 | 180,966.75 | 0.77% | 7.617 | 359 | 77.98 | 642 |
| Idaho | 3 | 452,563.40 | 1.92% | 7.724 | 359 | 90.72 | 720 |
| Illinois | 8 | 992,349.57 | 4.20% | 7.396 | 359 | 85.74 | 668 |
| Indiana | 2 | 180,989.94 | 0.77% | 6.993 | 301 | 85.43 | 681 |
| Louisiana | 1 | 63,951.13 | 0.27% | 7.990 | 359 | 80.00 | 635 |
| Maryland | 4 | 412,452.68 | 1.75% | 8.113 | 359 | 68.55 | 558 |
| Michigan | 1 | 93,657.41 | 0.40% | 9.500 | 358 | 75.00 | 545 |
| Mississippi | 6 | 353,674.05 | 1.50% | 8.274 | 359 | 88.46 | 651 |
| Missouri | 1 | 39,886.94 | 0.17% | 8.250 | 179 | 52.98 | 688 |
| Nevada | 2 | 350,820.28 | 1.49% | 6.705 | 358 | 86.41 | 715 |
| New Jersey | 4 | 528,028.50 | 2.24% | 7.097 | 358 | 74.77 | 642 |
| New York | 9 | 1,293,524.22 | 5.48% | 7.306 | 278 | 80.96 | 710 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| North Carolina | 1 | 106,335.55 | 0.45% | 8.500 | 359 | 80.00 | 630 |
| Ohio | 1 | 58,613.55 | 0.25% | 8.375 | 359 | 85.00 | 762 |
| Oklahoma | 2 | 81,627.13 | 0.35% | 8.323 | 359 | 72.43 | 595 |
| Pennsylvania | 1 | 53,964.67 | 0.23% | 8.125 | 359 | 90.00 | 658 |
| Rhode Island | 1 | 254,745.66 | 1.08% | 5.990 | 359 | 85.00 | 706 |
| Tennessee | 2 | 118,980.12 | 0.50% | 9.420 | 358 | 72.99 | 602 |
| Texas | 9 | 683,493.91 | 2.90% | 8.225 | 343 | 75.67 | 628 |
| Virginia | 4 | 316,841.32 | 1.34% | 7.728 | 359 | 82.22 | 602 |
| Washington | 1 | 239,838.64 | 1.02% | 7.990 | 359 | 84.21 | 699 |
| Wisconsin | 1 | 59,970.49 | 0.25% | 9.500 | 359 | 48.00 | 619 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 9 | 2,015,327.46 | 10.67% | 6.498 | 359 | 85.01 | 663 |
| 5.500 - 5.999 | 10 | 2,185,856.32 | 11.57% | 6.597 | 359 | 76.40 | 644 |
| 6.000 - 6.499 | 16 | 4,115,232.87 | 21.78% | 7.309 | 359 | 82.64 | 662 |
| 6.500 - 6.999 | 18 | 3,221,818.93 | 17.05% | 7.119 | 359 | 78.62 | 660 |
| 7.000 - 7.499 | 17 | 2,840,072.54 | 15.03% | 7.327 | 359 | 82.29 | 679 |
| 7.500 - 7.999 | 15 | 2,328,769.98 | 12.32% | 7.730 | 359 | 86.61 | 683 |
| 8.000 - 8.499 | 13 | 1,989,035.86 | 10.53% | 8.151 | 359 | 79.14 | 639 |
| 8.500 - 8.999 | 1 | 106,335.55 | 0.56% | 8.500 | 359 | 80.00 | 630 |
| 9.000 - 9.499 | 1 | 93,657.41 | 0.50% | 9.500 | 358 | 75.00 | 545 |
| **Total** | **100** | **18,896,106.92** | **100.00%** | **7.269** | **359** | **81.50** | **662** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 2 | 662,236.83 | 3.50% | 5.231 | 359 | 88.41 | 681 |
| 5.500 - 5.999 | 5 | 1,091,435.59 | 5.78% | 5.780 | 359 | 83.01 | 672 |
| 6.000 - 6.499 | 8 | 2,455,302.87 | 12.99% | 6.556 | 359 | 84.60 | 695 |
| 6.500 - 6.999 | 18 | 4,165,116.98 | 22.04% | 6.825 | 359 | 82.54 | 664 |
| 7.000 - 7.499 | 21 | 3,456,713.73 | 18.29% | 7.213 | 359 | 76.75 | 655 |
| 7.500 - 7.999 | 17 | 3,105,026.34 | 16.43% | 7.763 | 359 | 84.64 | 683 |
| 8.000 - 8.499 | 11 | 1,385,282.41 | 7.33% | 8.266 | 358 | 76.20 | 628 |
| 8.500 - 8.999 | 12 | 2,114,163.11 | 11.19% | 8.595 | 359 | 82.03 | 627 |
| 9.000 - 9.499 | 2 | 144,025.89 | 0.76% | 9.289 | 359 | 73.44 | 636 |
| 9.500 - 9.999 | 4 | 316,803.17 | 1.68% | 9.657 | 358 | 68.46 | 563 |
| **Total** | **100** | **18,896,106.92** | **100.00%** | **7.269** | **359** | **81.50** | **662** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 11.500 -11.999 | 2 | 662,236.83 | 3.50% | 5.231 | 359 | 88.41 | 681 |
| 12.000 -12.499 | 5 | 1,091,435.59 | 5.78% | 5.780 | 359 | 83.01 | 672 |
| 12.500 -12.999 | 7 | 2,037,425.98 | 10.78% | 6.362 | 359 | 83.49 | 708 |
| 13.000 -13.499 | 18 | 4,165,116.98 | 22.04% | 6.825 | 359 | 82.54 | 664 |
| 13.500 -13.999 | 21 | 3,456,713.73 | 18.29% | 7.213 | 359 | 76.75 | 655 |
| 14.000 -14.499 | 17 | 3,105,026.34 | 16.43% | 7.763 | 359 | 84.64 | 683 |
| 14.500 -14.999 | 12 | 1,803,159.30 | 9.54% | 8.088 | 358 | 79.39 | 629 |
| 15.000 -15.499 | 11 | 2,007,827.56 | 10.63% | 8.600 | 359 | 82.13 | 627 |
| 15.500 -15.999 | 3 | 250,361.44 | 1.32% | 8.954 | 359 | 76.23 | 634 |
| 16.000 -16.499 | 4 | 316,803.17 | 1.68% | 9.657 | 358 | 68.46 | 563 |
| **Total** | **100** | **18,896,106.92** | **100.00%** | **7.269** | **359** | **81.50** | **662** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.500 | 87 | 16,254,843.63 | 86.02% | 7.310 | 359 | 80.53 | 658 |
| 3.000 | 13 | 2,641,263.29 | 13.98% | 7.013 | 359 | 87.46 | 685 |
| **Total** | **100** | **18,896,106.92** | **100.00%** | **7.269** | **359** | **81.50** | **662** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 99 | 18,789,771.37 | 99.44% | 7.262 | 359 | 81.51 | 662 |
| 1.500 | 1 | 106,335.55 | 0.56% | 8.500 | 359 | 80.00 | 630 |
| **Total** | **100** | **18,896,106.92** | **100.00%** | **7.269** | **359** | **81.50** | **662** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 08/01/06 | 2 | 172,685.47 | 0.91% | 8.078 | 356 | 81.35 | 716 |
| 09/01/06 | 2 | 359,334.95 | 1.90% | 8.512 | 357 | 81.87 | 644 |
| 10/01/06 | 18 | 3,801,523.00 | 20.12% | 7.507 | 358 | 74.29 | 627 |
| 11/01/06 | 65 | 11,982,701.78 | 63.41% | 7.186 | 359 | 82.52 | 667 |
| 10/01/07 | 3 | 799,733.55 | 4.23% | 7.209 | 358 | 90.00 | 662 |
| 11/01/07 | 5 | 785,859.97 | 4.16% | 7.254 | 359 | 84.32 | 713 |
| 10/01/09 | 1 | 57,343.31 | 0.30% | 9.500 | 358 | 77.57 | 535 |
| 11/01/09 | 4 | 936,924.89 | 4.96% | 6.663 | 359 | 88.11 | 698 |
| **Total** | **100** | **18,896,106.92** | **100.00%** | **7.269** | **359** | **81.50** | **662** |

## Soundview WMC-2004-1

**INV**

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 - 50,000.00 | 10 | 444,500.40 | 1.88% | 8.733 | 342 | 74.17 | 613 |
| 50,000.01 - 100,000.00 | 39 | 2,758,293.15 | 11.68% | 8.096 | 344 | 78.96 | 633 |
| 100,000.01 - 150,000.00 | 19 | 2,349,591.62 | 9.95% | 7.471 | 359 | 77.63 | 668 |
| 150,000.01 - 200,000.00 | 21 | 3,660,419.24 | 15.50% | 7.257 | 359 | 77.33 | 651 |
| 200,000.01 - 250,000.00 | 11 | 2,531,522.54 | 10.72% | 7.055 | 325 | 74.96 | 650 |
| 250,000.01 - 300,000.00 | 13 | 3,564,467.70 | 15.10% | 7.213 | 344 | 84.71 | 658 |
| 300,000.01 - 350,000.00 | 9 | 2,892,296.40 | 12.25% | 6.706 | 359 | 84.40 | 691 |
| 350,000.01 - 400,000.00 | 5 | 1,884,653.50 | 7.98% | 7.614 | 358 | 82.82 | 667 |
| 400,000.01 - 450,000.00 | 3 | 1,296,251.97 | 5.49% | 7.141 | 359 | 86.55 | 649 |
| 500,000.01 - 550,000.00 | 1 | 518,646.13 | 2.20% | 6.450 | 359 | 80.00 | 765 |
| 550,000.01 - 600,000.00 | 3 | 1,708,170.63 | 7.24% | 7.113 | 359 | 85.00 | 651 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 2 | 662,236.83 | 2.81% | 5.231 | 359 | 88.41 | 681 |
| 5.500 - 5.999 | 7 | 1,623,348.69 | 6.88% | 5.849 | 300 | 82.74 | 688 |
| 6.000 - 6.499 | 8 | 2,383,605.05 | 10.10% | 6.364 | 359 | 84.44 | 694 |
| 6.500 - 6.999 | 23 | 5,136,165.75 | 21.76% | 6.814 | 359 | 79.99 | 662 |
| 7.000 - 7.499 | 24 | 3,738,230.71 | 15.83% | 7.209 | 356 | 77.01 | 650 |
| 7.500 - 7.999 | 29 | 4,985,912.67 | 21.12% | 7.773 | 346 | 83.27 | 670 |
| 8.000 - 8.499 | 15 | 1,971,492.23 | 8.35% | 8.247 | 354 | 77.88 | 636 |
| 8.500 - 8.999 | 16 | 2,449,268.11 | 10.37% | 8.600 | 355 | 81.73 | 629 |
| 9.000 - 9.499 | 4 | 239,869.88 | 1.02% | 9.224 | 359 | 74.03 | 596 |
| 9.500 - 9.999 | 6 | 418,683.36 | 1.77% | 9.626 | 358 | 65.69 | 574 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 500-524 | 2 | 216,158.20 | 0.92% | 7.495 | 359 | 55.29 | 507 |
| 525-549 | 8 | 1,065,875.24 | 4.51% | 8.625 | 359 | 63.44 | 537 |
| 550-574 | 4 | 427,266.61 | 1.81% | 7.697 | 359 | 64.42 | 568 |
| 575-599 | 10 | 1,612,827.62 | 6.83% | 7.398 | 353 | 76.47 | 591 |
| 600-624 | 17 | 3,448,222.45 | 14.61% | 7.324 | 355 | 78.57 | 614 |
| 625-649 | 23 | 3,034,459.19 | 12.85% | 7.594 | 355 | 81.03 | 636 |
| 650-674 | 22 | 4,286,685.75 | 18.16% | 7.194 | 356 | 81.24 | 661 |
| 675-699 | 21 | 3,249,396.71 | 13.76% | 7.363 | 343 | 83.72 | 687 |
| 700+ | 27 | 6,267,921.51 | 26.55% | 6.909 | 344 | 86.07 | 731 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 4 | 419,498.33 | 1.78% | 8.156 | 335 | 37.86 | 577 |
| 50.00- 54.99 | 3 | 451,528.38 | 1.91% | 6.837 | 343 | 53.47 | 582 |
| 55.00- 59.99 | 4 | 867,200.45 | 3.67% | 7.691 | 358 | 58.94 | 593 |
| 60.00- 64.99 | 5 | 728,233.84 | 3.08% | 7.395 | 359 | 62.56 | 622 |
| 65.00- 69.99 | 6 | 909,243.18 | 3.85% | 7.737 | 346 | 68.65 | 620 |
| 70.00- 74.99 | 10 | 977,699.26 | 4.14% | 7.920 | 305 | 70.62 | 646 |
| 75.00- 79.99 | 18 | 2,656,883.20 | 11.25% | 7.289 | 359 | 77.08 | 638 |
| 80.00 | 23 | 4,638,945.69 | 19.65% | 7.147 | 347 | 80.00 | 667 |
| 80.01- 84.99 | 2 | 362,885.50 | 1.54% | 7.651 | 359 | 83.89 | 694 |
| 85.00- 89.99 | 17 | 3,984,560.04 | 16.88% | 7.183 | 348 | 86.51 | 664 |
| 90.00- 94.99 | 39 | 7,120,026.18 | 30.16% | 7.253 | 357 | 90.04 | 679 |
| 95.00- 99.99 | 3 | 492,109.23 | 2.08% | 7.123 | 359 | 95.00 | 781 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 180 | 8 | 1,039,791.00 | 4.40% | 6.876 | 179 | 75.19 | 690 |
| 360 | 126 | 22,569,022.28 | 95.60% | 7.322 | 359 | 81.03 | 658 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 121-180 | 8 | 1,039,791.00 | 4.40% | 6.876 | 179 | 75.19 | 690 |
| 301-360 | 126 | 22,569,022.28 | 95.60% | 7.322 | 359 | 81.03 | 658 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 10 | 1,008,116.94 | 4.27% | 7.395 | 348 | 73.93 | 658 |
| 20.01 -25.00 | 4 | 926,581.23 | 3.92% | 5.814 | 359 | 88.29 | 688 |
| 25.01 -30.00 | 20 | 3,810,943.11 | 16.14% | 7.363 | 343 | 79.56 | 648 |
| 30.01 -35.00 | 32 | 6,161,461.21 | 26.10% | 7.145 | 348 | 77.68 | 659 |
| 35.01 -40.00 | 17 | 2,773,300.47 | 11.75% | 7.624 | 359 | 82.58 | 660 |
| 40.01 -45.00 | 12 | 2,199,772.33 | 9.32% | 7.332 | 340 | 81.89 | 667 |
| 45.01 -50.00 | 23 | 3,963,654.65 | 16.79% | 7.382 | 356 | 83.07 | 662 |
| 50.01 -55.00 | 14 | 2,570,717.92 | 10.89% | 7.569 | 359 | 83.36 | 657 |
| 55.01 -60.00 | 2 | 194,265.42 | 0.82% | 7.649 | 358 | 83.01 | 672 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 100 | 18,896,106.92 | 80.04% | 7.269 | 359 | 81.50 | 662 |
| Fixed Rate | 34 | 4,712,706.36 | 19.96% | 7.437 | 319 | 77.88 | 650 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR | 87 | 16,316,245.20 | 69.11% | 7.299 | 359 | 80.58 | 658 |
| 3/27 6 MO LIBOR | 8 | 1,585,593.52 | 6.72% | 7.231 | 358 | 87.19 | 687 |
| 5/25 6 MO LIBOR | 5 | 994,268.20 | 4.21% | 6.827 | 359 | 87.51 | 689 |
| Fixed Rate | 34 | 4,712,706.36 | 19.96% | 7.437 | 319 | 77.88 | 650 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Not Interest Only | 134 | 23,608,813.28 | 100.00% | 7.302 | 351 | 80.78 | 659 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 44 | 7,081,174.33 | 29.99% | 7.852 | 357 | 81.28 | 655 |
| Prepay Penalty: 12 months | 10 | 2,115,544.65 | 8.96% | 6.808 | 309 | 84.14 | 706 |
| Prepay Penalty: 24 months | 56 | 10,619,180.15 | 44.98% | 7.063 | 354 | 79.48 | 657 |
| Prepay Penalty: 36 months | 24 | 3,792,914.15 | 16.07% | 7.223 | 353 | 81.59 | 650 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 134 | 23,608,813.28 | 100.00% | 7.302 | 351 | 80.78 | 659 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 56 | 8,836,193.71 | 37.43% | 7.379 | 356 | 82.28 | 647 |
| Full/Alternative Documentation | 6 | 1,592,006.25 | 6.74% | 6.754 | 359 | 85.05 | 641 |
| Limited Documentation | 15 | 2,937,380.53 | 12.44% | 7.122 | 326 | 86.04 | 679 |
| Lite Documentation | 6 | 1,084,914.99 | 4.60% | 6.151 | 359 | 81.71 | 663 |
| Stated Documentation | 49 | 9,005,030.38 | 38.14% | 7.516 | 351 | 76.85 | 669 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Streamline Documentation | 2 | 153,287.42 | 0.65% | 7.611 | 359 | 72.61 | 611 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| **Loan Purpose** | **# of Loans** | **Current Principal Balance** | **Pct by Curr Prin Bal** | **Weighted Average Gross Coupon** | **Weighted Average Stated Remaining Term** | **Weighted Average Combined Orig LTV** | **Weighted Average FICO** |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 59 | 9,432,961.16 | 39.96% | 7.417 | 345 | 76.02 | 642 |
| Purchase | 57 | 11,288,468.78 | 47.81% | 7.162 | 359 | 85.32 | 679 |
| Rate/Term Refinance | 18 | 2,887,383.34 | 12.23% | 7.475 | 338 | 78.55 | 640 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| **Property Type** | **# of Loans** | **Current Principal Balance** | **Pct by Curr Prin Bal** | **Weighted Average Gross Coupon** | **Weighted Average Stated Remaining Term** | **Weighted Average Combined Orig LTV** | **Weighted Average FICO** |
|---|---|---|---|---|---|---|---|
| Condominium | 12 | 2,776,075.94 | 11.76% | 7.053 | 359 | 83.87 | 689 |
| Duplex | 17 | 2,703,024.37 | 11.45% | 7.281 | 304 | 78.13 | 677 |
| Manufactured Housing | 1 | 78,949.52 | 0.33% | 8.240 | 359 | 64.23 | 534 |
| PUD | 8 | 1,460,128.57 | 6.18% | 7.425 | 359 | 78.96 | 642 |
| Single Family | 87 | 14,849,448.91 | 62.90% | 7.375 | 356 | 80.53 | 652 |
| Triplex | 9 | 1,741,185.97 | 7.38% | 6.968 | 359 | 84.34 | 671 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| **Occupancy Status** | **# of Loans** | **Current Principal Balance** | **Pct by Curr Prin Bal** | **Weighted Average Gross Coupon** | **Weighted Average Stated Remaining Term** | **Weighted Average Combined Orig LTV** | **Weighted Average FICO** |
|---|---|---|---|---|---|---|---|
| Investor | 134 | 23,608,813.28 | 100.00% | 7.302 | 351 | 80.78 | 659 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| **State** | **# of Loans** | **Current Principal Balance** | **Pct by Curr Prin Bal** | **Weighted Average Gross Coupon** | **Weighted Average Stated Remaining Term** | **Weighted Average Combined Orig LTV** | **Weighted Average FICO** |
|---|---|---|---|---|---|---|---|
| Arizona | 1 | 211,006.27 | 0.89% | 6.425 | 359 | 80.00 | 686 |
| California | 51 | 13,362,233.68 | 56.60% | 7.077 | 355 | 79.97 | 657 |
| Colorado | 3 | 647,346.68 | 2.74% | 7.968 | 358 | 88.34 | 691 |
| Connecticut | 4 | 716,861.43 | 3.04% | 7.460 | 359 | 78.21 | 628 |
| District of Columbia | 2 | 501,214.74 | 2.12% | 7.834 | 359 | 90.00 | 688 |
| Florida | 7 | 1,252,874.57 | 5.31% | 7.426 | 351 | 82.74 | 646 |
| Georgia | 2 | 180,966.75 | 0.77% | 7.617 | 359 | 77.98 | 642 |
| Idaho | 3 | 452,563.40 | 1.92% | 7.724 | 359 | 90.72 | 720 |
| Illinois | 8 | 992,349.57 | 4.20% | 7.396 | 359 | 85.74 | 668 |
| Indiana | 2 | 180,989.94 | 0.77% | 6.993 | 301 | 85.43 | 681 |
| Louisiana | 1 | 63,951.13 | 0.27% | 7.990 | 359 | 80.00 | 635 |
| Maryland | 4 | 412,452.68 | 1.75% | 8.113 | 359 | 68.55 | 558 |
| Michigan | 1 | 93,657.41 | 0.40% | 9.500 | 358 | 75.00 | 545 |
| Mississippi | 6 | 353,674.05 | 1.50% | 8.274 | 359 | 88.46 | 651 |
| Missouri | 1 | 39,886.94 | 0.17% | 8.250 | 179 | 52.98 | 688 |
| Nevada | 2 | 350,820.28 | 1.49% | 6.705 | 358 | 86.41 | 715 |
| New Jersey | 4 | 528,028.50 | 2.24% | 7.097 | 358 | 74.77 | 642 |
| New York | 9 | 1,293,524.22 | 5.48% | 7.306 | 278 | 80.96 | 710 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| North Carolina | 1 | 106,335.55 | 0.45% | 8.500 | 359 | 80.00 | 630 |
| Ohio | 1 | 58,613.55 | 0.25% | 8.375 | 359 | 85.00 | 762 |
| Oklahoma | 2 | 81,627.13 | 0.35% | 8.323 | 359 | 72.43 | 595 |
| Pennsylvania | 1 | 53,964.67 | 0.23% | 8.125 | 359 | 90.00 | 658 |
| Rhode Island | 1 | 254,745.66 | 1.08% | 5.990 | 359 | 85.00 | 706 |
| Tennessee | 2 | 118,980.12 | 0.50% | 9.420 | 358 | 72.99 | 602 |
| Texas | 9 | 683,493.91 | 2.90% | 8.225 | 343 | 75.67 | 628 |
| Virginia | 4 | 316,841.32 | 1.34% | 7.728 | 359 | 82.22 | 602 |
| Washington | 1 | 239,838.64 | 1.02% | 7.990 | 359 | 84.21 | 699 |
| Wisconsin | 1 | 59,970.49 | 0.25% | 9.500 | 359 | 48.00 | 619 |
| **Total** | **134** | **23,608,813.28** | **100.00%** | **7.302** | **351** | **80.78** | **659** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 9 | 2,015,327.46 | 10.67% | 6.498 | 359 | 85.01 | 663 |
| 5.500 - 5.999 | 10 | 2,185,856.32 | 11.57% | 6.597 | 359 | 76.40 | 644 |
| 6.000 - 6.499 | 16 | 4,115,232.87 | 21.78% | 7.309 | 359 | 82.64 | 662 |
| 6.500 - 6.999 | 18 | 3,221,818.93 | 17.05% | 7.119 | 359 | 78.62 | 660 |
| 7.000 - 7.499 | 17 | 2,840,072.54 | 15.03% | 7.327 | 359 | 82.29 | 679 |
| 7.500 - 7.999 | 15 | 2,328,769.98 | 12.32% | 7.730 | 359 | 86.61 | 683 |
| 8.000 - 8.499 | 13 | 1,989,035.86 | 10.53% | 8.151 | 359 | 79.14 | 639 |
| 8.500 - 8.999 | 1 | 106,335.55 | 0.56% | 8.500 | 359 | 80.00 | 630 |
| 9.000 - 9.499 | 1 | 93,657.41 | 0.50% | 9.500 | 358 | 75.00 | 545 |
| **Total** | **100** | **18,896,106.92** | **100.00%** | **7.269** | **359** | **81.50** | **662** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 5.000 - 5.499 | 2 | 662,236.83 | 3.50% | 5.231 | 359 | 88.41 | 681 |
| 5.500 - 5.999 | 5 | 1,091,435.59 | 5.78% | 5.780 | 359 | 83.01 | 672 |
| 6.000 - 6.499 | 8 | 2,455,302.87 | 12.99% | 6.556 | 359 | 84.60 | 695 |
| 6.500 - 6.999 | 18 | 4,165,116.98 | 22.04% | 6.825 | 359 | 82.54 | 664 |
| 7.000 - 7.499 | 21 | 3,456,713.73 | 18.29% | 7.213 | 359 | 76.75 | 655 |
| 7.500 - 7.999 | 17 | 3,105,026.34 | 16.43% | 7.763 | 359 | 84.64 | 683 |
| 8.000 - 8.499 | 11 | 1,385,282.41 | 7.33% | 8.266 | 358 | 76.20 | 628 |
| 8.500 - 8.999 | 12 | 2,114,163.11 | 11.19% | 8.595 | 359 | 82.03 | 627 |
| 9.000 - 9.499 | 2 | 144,025.89 | 0.76% | 9.289 | 359 | 73.44 | 636 |
| 9.500 - 9.999 | 4 | 316,803.17 | 1.68% | 9.657 | 358 | 68.46 | 563 |
| **Total** | **100** | **18,896,106.92** | **100.00%** | **7.269** | **359** | **81.50** | **662** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 11.500 -11.999 | 2 | 662,236.83 | 3.50% | 5.231 | 359 | 88.41 | 681 |
| 12.000 -12.499 | 5 | 1,091,435.59 | 5.78% | 5.780 | 359 | 83.01 | 672 |
| 12.500 -12.999 | 7 | 2,037,425.98 | 10.78% | 6.362 | 359 | 83.49 | 708 |
| 13.000 -13.499 | 18 | 4,165,116.98 | 22.04% | 6.825 | 359 | 82.54 | 664 |
| 13.500 -13.999 | 21 | 3,456,713.73 | 18.29% | 7.213 | 359 | 76.75 | 655 |
| 14.000 -14.499 | 17 | 3,105,026.34 | 16.43% | 7.763 | 359 | 84.64 | 683 |
| 14.500 -14.999 | 12 | 1,803,159.30 | 9.54% | 8.088 | 358 | 79.39 | 629 |
| 15.000 -15.499 | 11 | 2,007,827.56 | 10.63% | 8.600 | 359 | 82.13 | 627 |
| 15.500 -15.999 | 3 | 250,361.44 | 1.32% | 8.954 | 359 | 76.23 | 634 |
| 16.000 -16.499 | 4 | 316,803.17 | 1.68% | 9.657 | 358 | 68.46 | 563 |
| **Total** | **100** | **18,896,106.92** | **100.00%** | **7.269** | **359** | **81.50** | **662** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.500 | 87 | 16,254,843.63 | 86.02% | 7.310 | 359 | 80.53 | 658 |
| 3.000 | 13 | 2,641,263.29 | 13.98% | 7.013 | 359 | 87.46 | 685 |
| **Total** | **100** | **18,896,106.92** | **100.00%** | **7.269** | **359** | **81.50** | **662** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 99 | 18,789,771.37 | 99.44% | 7.262 | 359 | 81.51 | 662 |
| 1.500 | 1 | 106,335.55 | 0.56% | 8.500 | 359 | 80.00 | 630 |
| **Total** | **100** | **18,896,106.92** | **100.00%** | **7.269** | **359** | **81.50** | **662** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 08/01/06 | 2 | 172,685.47 | 0.91% | 8.078 | 356 | 81.35 | 716 |
| 09/01/06 | 2 | 359,334.95 | 1.90% | 8.512 | 357 | 81.87 | 644 |
| 10/01/06 | 18 | 3,801,523.00 | 20.12% | 7.507 | 358 | 74.29 | 627 |
| 11/01/06 | 65 | 11,982,701.78 | 63.41% | 7.186 | 359 | 82.52 | 667 |
| 10/01/07 | 3 | 799,733.55 | 4.23% | 7.209 | 358 | 90.00 | 662 |
| 11/01/07 | 5 | 785,859.97 | 4.16% | 7.254 | 359 | 84.32 | 713 |
| 10/01/09 | 1 | 57,343.31 | 0.30% | 9.500 | 358 | 77.57 | 535 |
| 11/01/09 | 4 | 936,924.89 | 4.96% | 6.663 | 359 | 88.11 | 698 |
| **Total** | **100** | **18,896,106.92** | **100.00%** | **7.269** | **359** | **81.50** | **662** |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

## Soundview WMC-2004-1
## IO

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $105,198,698 | $65,600 | $830,000 |
| Average Scheduled Principal Balance | $312,162 | | |
| Number of Mortgage Loans | 337 | | |
| | | | |
| Weighted Average Gross Coupon | 6.538% | 4.990% | 8.750% |
| Weighted Average FICO Score | 662 | 542 | 796 |
| Weighted Average Combined Original LTV | 81.53% | 30.00% | 95.00% |
| | | | |
| Weighted Average Original Term | 360 months | 360 months | 360 months |
| Weighted Average Stated Remaining Term | 359 months | 357 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 3 months |
| | | | |
| Weighted Average Gross Margin | 6.012% | 4.500% | 8.250% |
| Weighted Average Minimum Interest Rate | 6.535% | 4.990% | 8.075% |
| Weighted Average Maximum Interest Rate | 13.032% | 11.490% | 14.490% |
| Weighted Average Initial Rate Cap | 3.144% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.000% | 1.000% | 1.000% |
| Weighted Average Months to Roll | 26 months | 21 months | 59 months |
| | | | |
| Maturity Date | | Sep 1 2034 | Dec 1 2034 |
| Maximum Zip Code Concentration | 2.27% | 91335 (Encino, CA) | |
| | | | |
| ARM | 100.00% | | |
| | | | |
| 2/28 6 MO LIBOR IO | 90.89% | | |
| 5/25 6 MO LIBOR IO | 9.11% | | |
| | | | |
| Interest Only | 100.00% | | |
| | | | |
| Prepay Penalty: 0 months | 19.52% | | |
| Prepay Penalty: 12 months | 5.19% | | |
| Prepay Penalty: 24 months | 68.97% | | |
| Prepay Penalty: 36 months | 6.32% | | |
| | | | |
| First Lien | 100.00% | | |
| | | | |
| Full Documentation | 36.59% | | |
| Full/Alternative Documentation | 4.59% | | |
| Limited Documentation | 10.89% | | |
| Lite Documentation | 6.73% | | |
| Stated Documentation | 7.65% | | |
| Streamline Documentation | 33.55% | | |
| | | | |
| Cash Out Refinance | 28.91% | | |
| Purchase | 59.47% | | |
| Rate/Term Refinance | 11.63% | | |
| | | | |
| Condominium | 9.91% | | |
| Duplex | 2.25% | | |
| PUD | 11.05% | | |
| Single Family | 76.80% | | |
| | | | |
| Primary | 97.55% | | |
| Second Home | 2.45% | | |
| | | | |
| Top 5 States: | | | |
| California | 76.19% | | |
| Virginia | 4.07% | | |
| Florida | 2.21% | | |
| Arizona | 2.08% | | |
| Maryland | 1.49% | | |

## Soundview WMC-2004-1

### IO

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 50,000.01 - 100,000.00 | 13 | 1,132,272.00 | 1.08% | 6.564 | 359 | 81.32 | 652 |
| 100,000.01 - 150,000.00 | 25 | 3,129,914.00 | 2.98% | 6.542 | 359 | 80.15 | 664 |
| 150,000.01 - 200,000.00 | 43 | 7,777,586.04 | 7.39% | 6.450 | 359 | 78.60 | 668 |
| 200,000.01 - 250,000.00 | 48 | 10,727,708.26 | 10.20% | 6.561 | 359 | 82.16 | 661 |
| 250,000.01 - 300,000.00 | 53 | 14,574,525.34 | 13.85% | 6.518 | 359 | 80.53 | 659 |
| 300,000.01 - 350,000.00 | 37 | 12,183,714.35 | 11.58% | 6.378 | 359 | 80.93 | 663 |
| 350,000.01 - 400,000.00 | 38 | 14,301,190.31 | 13.59% | 6.604 | 359 | 82.68 | 657 |
| 400,000.01 - 450,000.00 | 27 | 11,529,172.39 | 10.96% | 6.574 | 359 | 82.78 | 668 |
| 450,000.01 - 500,000.00 | 18 | 8,571,618.20 | 8.15% | 6.752 | 359 | 82.19 | 666 |
| 500,000.01 - 550,000.00 | 12 | 6,319,250.00 | 6.01% | 6.669 | 359 | 80.90 | 653 |
| 550,000.01 - 600,000.00 | 9 | 5,174,807.50 | 4.92% | 6.602 | 359 | 83.85 | 686 |
| 600,000.01 - 650,000.00 | 4 | 2,520,200.00 | 2.40% | 6.279 | 358 | 87.54 | 641 |
| 650,000.01 - 700,000.00 | 4 | 2,687,440.00 | 2.55% | 6.438 | 359 | 77.32 | 657 |
| 700,000.01 - 750,000.00 | 3 | 2,152,800.00 | 2.05% | 6.500 | 359 | 79.42 | 661 |
| 750,000.01 - 800,000.00 | 1 | 760,000.00 | 0.72% | 6.250 | 359 | 80.00 | 686 |
| 800,000.01 - 850,000.00 | 2 | 1,656,500.00 | 1.57% | 6.246 | 359 | 81.63 | 645 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 5.000 - 5.499 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 5.500 - 5.999 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 6.000 - 6.499 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 6.500 - 6.999 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 7.000 - 7.499 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 7.500 - 7.999 | 11 | 3,218,180.20 | 3.06% | 7.674 | 359 | 84.23 | 641 |
| 8.500 - 8.999 | 1 | 532,950.00 | 0.51% | 8.750 | 359 | 85.00 | 619 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 525-549 | 1 | 123,000.00 | 0.12% | 7.800 | 359 | 75.00 | 542 |
| 575-599 | 21 | 6,290,724.67 | 5.98% | 6.366 | 359 | 79.89 | 589 |
| 600-624 | 50 | 15,582,431.39 | 14.81% | 6.635 | 359 | 81.58 | 613 |
| 625-649 | 63 | 19,619,151.16 | 18.65% | 6.579 | 359 | 80.40 | 637 |
| 650-674 | 91 | 28,280,627.76 | 26.88% | 6.493 | 359 | 83.14 | 663 |
| 675-699 | 51 | 17,817,929.43 | 16.94% | 6.591 | 359 | 81.75 | 687 |
| 700+ | 60 | 17,484,833.98 | 16.62% | 6.477 | 359 | 80.59 | 735 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 2 | 460,000.00 | 0.44% | 6.160 | 358 | 36.18 | 637 |
| 50.00- 54.99 | 2 | 715,000.00 | 0.68% | 5.697 | 359 | 53.81 | 599 |
| 55.00- 59.99 | 1 | 200,000.00 | 0.19% | 6.450 | 359 | 57.14 | 599 |
| 60.00- 64.99 | 4 | 1,010,712.00 | 0.96% | 6.175 | 359 | 62.51 | 627 |
| 65.00- 69.99 | 2 | 1,494,000.00 | 1.42% | 6.389 | 359 | 68.69 | 617 |
| 70.00- 74.99 | 3 | 673,920.00 | 0.64% | 6.464 | 359 | 74.33 | 662 |
| 75.00- 79.99 | 11 | 3,880,000.00 | 3.69% | 6.604 | 359 | 77.09 | 645 |
| 80.00 | 239 | 71,128,150.91 | 67.61% | 6.489 | 359 | 80.00 | 670 |
| 80.01- 84.99 | 6 | 1,966,149.99 | 1.87% | 6.566 | 359 | 83.81 | 660 |
| 85.00- 89.99 | 24 | 8,663,637.96 | 8.24% | 6.610 | 359 | 87.13 | 644 |
| 90.00- 94.99 | 28 | 9,969,138.13 | 9.48% | 6.846 | 359 | 91.01 | 652 |
| 95.00- 99.99 | 15 | 5,037,989.40 | 4.79% | 6.726 | 359 | 95.00 | 647 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 360 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Stated Remaining Term (montl | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 301-360 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 10 | 2,645,190.99 | 2.51% | 6.170 | 359 | 80.80 | 659 |
| 20.01 -25.00 | 8 | 2,067,706.00 | 1.97% | 6.524 | 359 | 80.87 | 637 |
| 25.01 -30.00 | 25 | 7,836,270.00 | 7.45% | 6.685 | 359 | 82.90 | 650 |
| 30.01 -35.00 | 46 | 13,544,237.31 | 12.87% | 6.434 | 359 | 80.44 | 666 |
| 35.01 -40.00 | 73 | 20,500,414.35 | 19.49% | 6.608 | 359 | 80.70 | 678 |
| 40.01 -45.00 | 118 | 40,134,116.29 | 38.15% | 6.522 | 359 | 81.53 | 658 |
| 45.01 -50.00 | 44 | 13,870,373.46 | 13.18% | 6.558 | 359 | 82.27 | 659 |
| 50.01 -55.00 | 12 | 4,448,199.99 | 4.23% | 6.570 | 359 | 84.33 | 655 |
| 55.01 -60.00 | 1 | 152,190.00 | 0.14% | 6.990 | 359 | 95.00 | 688 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR IO | 306 | 95,614,114.88 | 90.89% | 6.549 | 359 | 81.81 | 661 |
| 5/25 6 MO LIBOR IO | 31 | 9,584,583.51 | 9.11% | 6.434 | 359 | 78.80 | 669 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 64 | 20,529,608.37 | 19.52% | 6.782 | 359 | 83.27 | 661 |
| Prepay Penalty: 12 months | 14 | 5,458,503.98 | 5.19% | 6.694 | 359 | 81.38 | 659 |
| Prepay Penalty: 24 months | 236 | 72,557,335.53 | 68.97% | 6.468 | 359 | 81.48 | 662 |
| Prepay Penalty: 36 months | 23 | 6,653,250.51 | 6.32% | 6.419 | 358 | 76.96 | 672 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 135 | 38,490,906.88 | 36.59% | 6.453 | 359 | 82.31 | 649 |
| Full/Alternative Documentation | 11 | 4,832,549.99 | 4.59% | 6.506 | 358 | 82.30 | 641 |
| Limited Documentation | 30 | 11,453,615.99 | 10.89% | 6.376 | 359 | 79.79 | 641 |
| Lite Documentation | 22 | 7,078,408.51 | 6.73% | 6.671 | 359 | 82.04 | 643 |
| Stated Documentation | 23 | 8,052,589.86 | 7.65% | 6.915 | 359 | 84.33 | 665 |
| Streamline Documentation | 116 | 35,290,627.16 | 33.55% | 6.575 | 359 | 80.41 | 689 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 97 | 30,408,745.17 | 28.91% | 6.533 | 359 | 82.98 | 641 |
| Purchase | 203 | 62,557,962.17 | 59.47% | 6.543 | 359 | 80.83 | 675 |
| Rate/Term Refinance | 37 | 12,231,991.05 | 11.63% | 6.526 | 359 | 81.54 | 648 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 42 | 10,423,169.99 | 9.91% | 6.513 | 359 | 80.64 | 669 |
| Duplex | 7 | 2,361,740.00 | 2.25% | 6.566 | 359 | 84.08 | 679 |
| PUD | 38 | 11,624,275.06 | 11.05% | 6.627 | 359 | 80.79 | 665 |
| Single Family | 250 | 80,789,513.34 | 76.80% | 6.528 | 359 | 81.68 | 660 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Primary | 328 | 102,616,706.38 | 97.55% | 6.536 | 359 | 81.53 | 660 |
| Second Home | 9 | 2,581,992.01 | 2.45% | 6.643 | 359 | 81.73 | 729 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 10 | 2,188,937.08 | 2.08% | 6.814 | 359 | 80.00 | 675 |
| California | 233 | 80,150,013.46 | 76.19% | 6.513 | 359 | 81.15 | 664 |
| Colorado | 8 | 1,322,700.00 | 1.26% | 6.772 | 358 | 81.65 | 660 |
| District of Columbia | 1 | 123,000.00 | 0.12% | 7.800 | 359 | 75.00 | 542 |
| Florida | 9 | 2,327,595.51 | 2.21% | 6.607 | 359 | 80.34 | 665 |
| Georgia | 3 | 297,316.00 | 0.28% | 7.029 | 359 | 80.00 | 657 |
| Idaho | 1 | 152,190.00 | 0.14% | 6.990 | 359 | 95.00 | 688 |
| Illinois | 6 | 1,276,100.00 | 1.21% | 6.662 | 359 | 79.16 | 665 |
| Maryland | 8 | 1,565,150.00 | 1.49% | 6.607 | 359 | 82.64 | 662 |
| Massachusetts | 2 | 532,150.00 | 0.51% | 6.506 | 359 | 87.74 | 636 |
| Michigan | 1 | 505,600.00 | 0.48% | 6.500 | 359 | 80.00 | 633 |
| Minnesota | 2 | 1,158,412.96 | 1.10% | 6.107 | 358 | 92.81 | 665 |
| Montana | 1 | 115,200.00 | 0.11% | 6.626 | 359 | 80.00 | 616 |
| Nevada | 7 | 1,558,239.98 | 1.48% | 6.518 | 359 | 80.88 | 643 |
| New Jersey | 4 | 1,463,999.40 | 1.39% | 6.745 | 359 | 88.33 | 620 |
| New York | 4 | 1,488,890.00 | 1.42% | 7.217 | 359 | 87.51 | 638 |
| North Carolina | 4 | 587,470.00 | 0.56% | 6.500 | 359 | 80.00 | 661 |
| Ohio | 1 | 228,000.00 | 0.22% | 6.490 | 359 | 80.00 | 614 |
| Oregon | 4 | 688,700.00 | 0.65% | 6.121 | 359 | 81.26 | 662 |
| Pennsylvania | 1 | 643,000.00 | 0.61% | 6.625 | 359 | 94.99 | 645 |
| Rhode Island | 1 | 221,000.00 | 0.21% | 6.375 | 358 | 85.00 | 633 |
| South Carolina | 2 | 251,750.00 | 0.24% | 6.896 | 359 | 95.00 | 645 |
| Tennessee | 1 | 221,200.00 | 0.21% | 6.600 | 359 | 90.77 | 684 |
| Texas | 3 | 546,434.00 | 0.52% | 6.555 | 358 | 80.00 | 694 |
| Utah | 1 | 200,000.00 | 0.19% | 6.125 | 359 | 80.00 | 672 |
| Virginia | 16 | 4,278,050.00 | 4.07% | 6.539 | 359 | 80.06 | 666 |
| Washington | 3 | 1,107,600.00 | 1.05% | 6.407 | 359 | 80.00 | 658 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 15 | 4,672,395.20 | 4.44% | 6.513 | 359 | 80.81 | 654 |
| 5.000 - 5.499 | 59 | 17,407,623.41 | 16.55% | 6.319 | 359 | 79.95 | 661 |
| 5.500 - 5.999 | 116 | 34,859,233.87 | 33.14% | 6.327 | 359 | 79.83 | 665 |
| 6.000 - 6.499 | 74 | 23,896,639.38 | 22.72% | 6.597 | 359 | 80.64 | 666 |
| 6.500 - 6.999 | 48 | 15,701,126.94 | 14.93% | 6.880 | 359 | 85.01 | 663 |
| 7.000 - 7.499 | 15 | 5,900,747.59 | 5.61% | 6.959 | 359 | 89.06 | 641 |
| 7.500 - 7.999 | 6 | 1,806,750.00 | 1.72% | 7.116 | 359 | 84.76 | 643 |
| 8.000 - 8.499 | 4 | 954,182.00 | 0.91% | 7.583 | 359 | 88.96 | 638 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 5.000 - 5.499 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 5.500 - 5.999 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 6.000 - 6.499 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 6.500 - 6.999 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 7.000 - 7.499 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 7.500 - 7.999 | 11 | 3,218,180.20 | 3.06% | 7.674 | 359 | 84.23 | 641 |
| 8.000 - 8.499 | 1 | 532,950.00 | 0.51% | 8.750 | 359 | 85.00 | 619 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 11.000 -11.499 | 1 | 350,000.00 | 0.33% | 4.990 | 359 | 53.54 | 581 |
| 11.500 -11.999 | 1 | 631,200.00 | 0.60% | 5.250 | 359 | 80.00 | 592 |
| 12.000 -12.499 | 53 | 17,072,219.85 | 16.23% | 5.974 | 359 | 81.62 | 673 |
| 12.500 -12.999 | 110 | 32,551,100.60 | 30.94% | 6.254 | 359 | 79.85 | 660 |
| 13.000 -13.499 | 129 | 40,020,009.36 | 38.04% | 6.735 | 359 | 81.79 | 664 |
| 13.500 -13.999 | 31 | 10,823,038.38 | 10.29% | 7.236 | 359 | 85.51 | 659 |
| 14.000 -14.499 | 12 | 3,751,130.20 | 3.57% | 7.827 | 359 | 84.34 | 638 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 3 | 1,084,150.00 | 1.03% | 7.665 | 359 | 82.46 | 622 |
| 1.500 | 2 | 481,600.00 | 0.46% | 6.510 | 359 | 80.00 | 674 |
| 3.000 | 302 | 94,603,864.88 | 89.93% | 6.547 | 359 | 81.96 | 662 |
| 5.000 | 30 | 9,029,083.51 | 8.58% | 6.311 | 359 | 77.01 | 663 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 337 | 105,198,698.39 | 100.00% | 6.538 | 359 | 81.53 | 662 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 09/01/06 | 6 | 1,490,000.00 | 1.42% | 6.875 | 357 | 80.00 | 663 |
| 10/01/06 | 55 | 17,605,259.63 | 16.74% | 6.518 | 358 | 82.94 | 662 |
| 11/01/06 | 243 | 75,825,855.25 | 72.08% | 6.545 | 359 | 81.51 | 661 |
| 12/01/06 | 2 | 693,000.00 | 0.66% | 7.051 | 360 | 89.46 | 652 |
| 09/01/09 | 4 | 1,426,095.51 | 1.36% | 6.914 | 357 | 84.39 | 681 |
| 10/01/09 | 6 | 1,285,880.00 | 1.22% | 6.342 | 358 | 67.78 | 661 |
| 11/01/09 | 21 | 6,872,608.00 | 6.53% | 6.351 | 359 | 79.70 | 667 |
| **Total** | **337** | **105,198,698.39** | **100.00%** | **6.538** | **359** | **81.53** | **662** |

## Soundview WMC-2004-1
## IO_GP1

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $27,370,693 | $67,600 | $359,200 |
| Average Scheduled Principal Balance | $228,089 | | |
| Number of Mortgage Loans | 120 | | |
| | | | |
| Weighted Average Gross Coupon | 6.516% | 5.990% | 7.500% |
| Weighted Average FICO Score | 682 | 630 | 780 |
| Weighted Average Combined Original LTV | 81.17% | 63.09% | 95.00% |
| | | | |
| Weighted Average Original Term | 360 months | 360 months | 360 months |
| Weighted Average Stated Remaining Term | 359 months | 357 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 3 months |
| | | | |
| Weighted Average Gross Margin | 5.933% | 4.875% | 7.625% |
| Weighted Average Minimum Interest Rate | 6.516% | 5.990% | 7.500% |
| Weighted Average Maximum Interest Rate | 13.016% | 12.490% | 14.000% |
| Weighted Average Initial Rate Cap | 2.959% | 1.000% | 3.000% |
| Weighted Average Subsequent Rate Cap | 1.000% | 1.000% | 1.000% |
| Weighted Average Months to Roll | 23 months | 21 months | 24 months |
| | | | |
| Maturity Date | | Sep 1 2034 | Dec 1 2034 |
| Maximum Zip Code Concentration | 1.98% | 90262 (Lynwood, CA) | |
| | | | |
| ARM | 100.00% | | |
| | | | |
| 2/28 6 MO LIBOR IO | 100.00% | | |
| | | | |
| Interest Only | 100.00% | | |
| | | | |
| Prepay Penalty: 0 months | 18.45% | | |
| Prepay Penalty: 12 months | 6.08% | | |
| Prepay Penalty: 24 months | 74.40% | | |
| Prepay Penalty: 36 months | 1.08% | | |
| | | | |
| First Lien | 100.00% | | |
| | | | |
| Full Documentation | 30.43% | | |
| Limited Documentation | 3.74% | | |
| Lite Documentation | 2.28% | | |
| Stated Documentation | 6.09% | | |
| Streamline Documentation | 57.47% | | |
| | | | |
| Cash Out Refinance | 17.80% | | |
| Purchase | 76.59% | | |
| Rate/Term Refinance | 5.61% | | |
| | | | |
| Condominium | 15.51% | | |
| Duplex | 2.92% | | |
| PUD | 11.40% | | |
| Single Family | 70.16% | | |
| | | | |
| Primary | 98.36% | | |
| Second Home | 1.64% | | |
| | | | |
| Top 5 States: | | | |
| California | 61.81% | | |
| Virginia | 7.14% | | |
| Illinois | 4.66% | | |
| Arizona | 4.44% | | |
| Maryland | 4.40% | | |

## Soundview WMC-2004-1

### IO_GP1

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 50,000.01 - 100,000.00 | 4 | 339,470.00 | 1.24% | 6.633 | 359 | 80.00 | 673 |
| 100,000.01 - 150,000.00 | 11 | 1,389,620.00 | 5.08% | 6.468 | 359 | 80.31 | 679 |
| 150,000.01 - 200,000.00 | 29 | 5,310,204.04 | 19.40% | 6.408 | 359 | 80.12 | 688 |
| 200,000.01 - 250,000.00 | 29 | 6,504,017.07 | 23.76% | 6.533 | 359 | 81.60 | 683 |
| 250,000.01 - 300,000.00 | 29 | 7,977,859.35 | 29.15% | 6.531 | 359 | 81.84 | 681 |
| 300,000.01 - 350,000.00 | 17 | 5,490,322.96 | 20.06% | 6.545 | 359 | 81.06 | 678 |
| 350,000.01 - 400,000.00 | 1 | 359,200.00 | 1.31% | 7.125 | 359 | 80.00 | 689 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 5.500 - 5.999 | 16 | 3,871,910.00 | 14.15% | 5.990 | 359 | 82.07 | 701 |
| 6.000 - 6.499 | 45 | 9,655,063.23 | 35.28% | 6.241 | 359 | 80.23 | 671 |
| 6.500 - 6.999 | 44 | 10,248,485.20 | 37.44% | 6.714 | 359 | 81.15 | 684 |
| 7.000 - 7.499 | 13 | 3,069,634.99 | 11.22% | 7.215 | 359 | 83.25 | 692 |
| 7.500 - 7.999 | 2 | 525,600.00 | 1.92% | 7.500 | 358 | 80.00 | 649 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 625-649 | 20 | 4,690,159.17 | 17.14% | 6.477 | 359 | 80.57 | 640 |
| 650-674 | 48 | 10,617,475.23 | 38.79% | 6.483 | 359 | 81.69 | 664 |
| 675-699 | 20 | 4,878,244.04 | 17.82% | 6.628 | 359 | 80.49 | 690 |
| 700+ | 32 | 7,184,814.98 | 26.25% | 6.514 | 359 | 81.25 | 730 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 60.00- 64.99 | 1 | 200,000.00 | 0.73% | 5.990 | 359 | 63.09 | 642 |
| 70.00- 74.99 | 1 | 120,000.00 | 0.44% | 6.875 | 359 | 72.73 | 658 |
| 75.00- 79.99 | 2 | 478,500.00 | 1.75% | 6.376 | 359 | 75.24 | 657 |
| 80.00 | 99 | 22,528,030.47 | 82.31% | 6.507 | 359 | 80.00 | 684 |
| 80.01- 84.99 | 2 | 538,000.00 | 1.97% | 6.604 | 359 | 84.07 | 658 |
| 85.00- 89.99 | 4 | 865,412.96 | 3.16% | 6.378 | 358 | 87.00 | 665 |
| 90.00- 94.99 | 9 | 2,214,199.99 | 8.09% | 6.643 | 359 | 90.79 | 686 |
| 95.00- 99.99 | 2 | 426,550.00 | 1.56% | 6.815 | 359 | 95.00 | 667 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 360 | 120 | 27,370,693.42 | 100.00% | 6.516 | 359 | 81.17 | 682 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Stated Remaining Term (montł | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 301-360 | 120 | 27,370,693.42 | 100.00% | 6.516 | 359 | 81.17 | 682 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 25.01 -30.00 | 6 | 1,641,100.00 | 6.00% | 6.423 | 359 | 84.68 | 673 |
| 30.01 -35.00 | 18 | 3,983,050.00 | 14.55% | 6.286 | 359 | 80.34 | 691 |
| 35.01 -40.00 | 39 | 8,768,390.48 | 32.04% | 6.608 | 359 | 80.66 | 680 |
| 40.01 -45.00 | 42 | 9,442,097.96 | 34.50% | 6.592 | 359 | 81.68 | 684 |
| 45.01 -50.00 | 11 | 2,608,854.98 | 9.53% | 6.416 | 359 | 80.50 | 671 |
| 50.01 -55.00 | 4 | 927,200.00 | 3.39% | 6.304 | 359 | 80.00 | 689 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 120 | 27,370,693.42 | 100.00% | 6.516 | 359 | 81.17 | 682 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR IO | 120 | 27,370,693.42 | 100.00% | 6.516 | 359 | 81.17 | 682 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 120 | 27,370,693.42 | 100.00% | 6.516 | 359 | 81.17 | 682 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 25 | 5,049,505.00 | 18.45% | 6.673 | 359 | 81.22 | 675 |
| Prepay Penalty: 12 months | 6 | 1,664,104.98 | 6.08% | 6.348 | 359 | 80.66 | 697 |
| Prepay Penalty: 24 months | 87 | 20,362,763.44 | 74.40% | 6.496 | 359 | 81.38 | 683 |
| Prepay Penalty: 36 months | 2 | 294,320.00 | 1.08% | 6.153 | 359 | 68.51 | 648 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 120 | 27,370,693.42 | 100.00% | 6.516 | 359 | 81.17 | 682 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 38 | 8,327,887.00 | 30.43% | 6.363 | 359 | 82.89 | 673 |
| Limited Documentation | 5 | 1,024,000.00 | 3.74% | 6.048 | 359 | 80.00 | 653 |
| Lite Documentation | 3 | 623,949.17 | 2.28% | 6.770 | 359 | 80.00 | 649 |
| Stated Documentation | 7 | 1,665,699.99 | 6.09% | 6.778 | 359 | 83.32 | 682 |
| Streamline Documentation | 67 | 15,729,157.26 | 57.47% | 6.590 | 359 | 80.15 | 690 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 22 | 4,871,100.00 | 17.80% | 6.434 | 359 | 83.55 | 672 |
| Purchase | 90 | 20,964,336.42 | 76.59% | 6.530 | 359 | 80.30 | 685 |
| Rate/Term Refinance | 8 | 1,535,257.00 | 5.61% | 6.583 | 359 | 85.45 | 668 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 20 | 4,245,400.00 | 15.51% | 6.564 | 359 | 81.27 | 685 |
| Duplex | 3 | 800,200.00 | 2.92% | 6.677 | 358 | 81.38 | 681 |
| PUD | 14 | 3,121,337.08 | 11.40% | 6.566 | 359 | 80.00 | 675 |
| Single Family | 83 | 19,203,756.34 | 70.16% | 6.491 | 359 | 81.33 | 682 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Primary | 118 | 26,920,793.42 | 98.36% | 6.513 | 359 | 81.11 | 681 |
| Second Home | 2 | 449,900.00 | 1.64% | 6.700 | 359 | 84.86 | 741 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 6 | 1,215,337.08 | 4.44% | 6.501 | 359 | 80.00 | 686 |
| California | 68 | 16,917,623.39 | 61.81% | 6.510 | 359 | 80.94 | 686 |
| Colorado | 5 | 752,300.00 | 2.75% | 6.746 | 359 | 82.91 | 679 |
| Florida | 1 | 271,800.00 | 0.99% | 7.000 | 359 | 80.00 | 636 |
| Georgia | 1 | 85,600.00 | 0.31% | 7.125 | 359 | 80.00 | 725 |
| Illinois | 6 | 1,276,100.00 | 4.66% | 6.662 | 359 | 79.16 | 665 |
| Maryland | 6 | 1,203,200.00 | 4.40% | 6.472 | 359 | 80.00 | 676 |
| Massachusetts | 1 | 274,550.00 | 1.00% | 6.990 | 359 | 95.00 | 665 |
| Minnesota | 1 | 331,912.96 | 1.21% | 6.400 | 358 | 87.37 | 665 |
| Nevada | 3 | 626,599.99 | 2.29% | 6.497 | 359 | 83.59 | 664 |
| North Carolina | 4 | 587,470.00 | 2.15% | 6.500 | 359 | 80.00 | 661 |
| Oregon | 3 | 488,700.00 | 1.79% | 6.069 | 359 | 82.41 | 692 |
| Rhode Island | 1 | 221,000.00 | 0.81% | 6.375 | 358 | 85.00 | 633 |
| South Carolina | 1 | 152,000.00 | 0.56% | 6.500 | 359 | 95.00 | 670 |
| Tennessee | 1 | 221,200.00 | 0.81% | 6.600 | 359 | 90.77 | 684 |
| Texas | 1 | 144,000.00 | 0.53% | 6.450 | 358 | 80.00 | 734 |
| Utah | 1 | 200,000.00 | 0.73% | 6.125 | 359 | 80.00 | 672 |
| Virginia | 8 | 1,953,300.00 | 7.14% | 6.514 | 359 | 79.60 | 685 |
| Washington | 2 | 448,000.00 | 1.64% | 6.270 | 359 | 80.00 | 676 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 4 | 1,023,835.20 | 3.74% | 6.250 | 359 | 80.00 | 704 |
| 5.000 - 5.499 | 23 | 4,900,482.08 | 17.90% | 6.419 | 359 | 79.15 | 684 |
| 5.500 - 5.999 | 46 | 10,210,948.19 | 37.31% | 6.404 | 359 | 80.65 | 679 |
| 6.000 - 6.499 | 25 | 5,637,769.99 | 20.60% | 6.651 | 359 | 82.40 | 686 |
| 6.500 - 6.999 | 17 | 4,476,947.96 | 16.36% | 6.739 | 359 | 83.58 | 678 |
| 7.000 - 7.499 | 4 | 936,710.00 | 3.42% | 6.688 | 359 | 80.00 | 676 |
| 7.500 - 7.999 | 1 | 184,000.00 | 0.67% | 6.375 | 359 | 80.00 | 716 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 5.500 - 5.999 | 16 | 3,871,910.00 | 14.15% | 5.990 | 359 | 82.07 | 701 |
| 6.000 - 6.499 | 45 | 9,655,063.23 | 35.28% | 6.241 | 359 | 80.23 | 671 |
| 6.500 - 6.999 | 44 | 10,248,485.20 | 37.44% | 6.714 | 359 | 81.15 | 684 |
| 7.000 - 7.499 | 13 | 3,069,634.99 | 11.22% | 7.215 | 359 | 83.25 | 692 |
| 7.500 - 7.999 | 2 | 525,600.00 | 1.92% | 7.500 | 358 | 80.00 | 649 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 12.000 -12.499 | 16 | 3,871,910.00 | 14.15% | 5.990 | 359 | 82.07 | 701 |
| 12.500 -12.999 | 45 | 9,655,063.23 | 35.28% | 6.241 | 359 | 80.23 | 671 |
| 13.000 -13.499 | 44 | 10,248,485.20 | 37.44% | 6.714 | 359 | 81.15 | 684 |
| 13.500 -13.999 | 13 | 3,069,634.99 | 11.22% | 7.215 | 359 | 83.25 | 692 |
| 14.000 -14.499 | 2 | 525,600.00 | 1.92% | 7.500 | 358 | 80.00 | 649 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 1 | 198,400.00 | 0.72% | 6.375 | 359 | 80.00 | 671 |
| 1.500 | 2 | 481,600.00 | 1.76% | 6.510 | 359 | 80.00 | 674 |
| 3.000 | 117 | 26,690,693.42 | 97.52% | 6.517 | 359 | 81.20 | 682 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 120 | 27,370,693.42 | 100.00% | 6.516 | 359 | 81.17 | 682 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 09/01/06 | 4 | 784,400.00 | 2.87% | 6.677 | 357 | 80.00 | 666 |
| 10/01/06 | 21 | 4,916,738.25 | 17.96% | 6.555 | 358 | 80.72 | 682 |
| 11/01/06 | 94 | 21,413,555.17 | 78.24% | 6.496 | 359 | 81.33 | 683 |
| 12/01/06 | 1 | 256,000.00 | 0.94% | 6.925 | 360 | 80.00 | 672 |
| **Total** | **120** | **27,370,693.42** | **100.00%** | **6.516** | **359** | **81.17** | **682** |

## Soundview WMC-2004-1
## IO_GP2

| | | Minimum | Maximum |
|---|---|---|---|
| Scheduled Principal Balance | $77,828,005 | $65,600 | $830,000 |
| Average Scheduled Principal Balance | $358,654 | | |
| Number of Mortgage Loans | 217 | | |
| | | | |
| Weighted Average Gross Coupon | 6.546% | 4.990% | 8.750% |
| Weighted Average FICO Score | 655 | 542 | 796 |
| Weighted Average Combined Original LTV | 81.66% | 30.00% | 95.00% |
| | | | |
| Weighted Average Original Term | 360 months | 360 months | 360 months |
| Weighted Average Stated Remaining Term | 359 months | 357 months | 360 months |
| Weighted Average Seasoning | 1 months | 0 months | 3 months |
| | | | |
| Weighted Average Gross Margin | 6.039% | 4.500% | 8.250% |
| Weighted Average Minimum Interest Rate | 6.541% | 4.990% | 8.075% |
| Weighted Average Maximum Interest Rate | 13.038% | 11.490% | 14.490% |
| Weighted Average Initial Rate Cap | 3.209% | 1.000% | 5.000% |
| Weighted Average Subsequent Rate Cap | 1.000% | 1.000% | 1.000% |
| Weighted Average Months to Roll | 27 months | 21 months | 59 months |
| | | | |
| Maturity Date | | Sep 1 2034 | Dec 1 2034 |
| Maximum Zip Code Concentration | 2.64% | 91335 (Encino, CA) | |
| | | | |
| ARM | 100.00% | | |
| | | | |
| 2/28 6 MO LIBOR IO | 87.68% | | |
| 5/25 6 MO LIBOR IO | 12.32% | | |
| | | | |
| Interest Only | 100.00% | | |
| | | | |
| Prepay Penalty: 0 months | 19.89% | | |
| Prepay Penalty: 12 months | 4.88% | | |
| Prepay Penalty: 24 months | 67.06% | | |
| Prepay Penalty: 36 months | 8.17% | | |
| | | | |
| First Lien | 100.00% | | |
| | | | |
| Full Documentation | 38.76% | | |
| Full/Alternative Documentation | 6.21% | | |
| Limited Documentation | 13.40% | | |
| Lite Documentation | 8.29% | | |
| Stated Documentation | 8.21% | | |
| Streamline Documentation | 25.13% | | |
| | | | |
| Cash Out Refinance | 32.81% | | |
| Purchase | 53.44% | | |
| Rate/Term Refinance | 13.74% | | |
| | | | |
| Condominium | 7.94% | | |
| Duplex | 2.01% | | |
| PUD | 10.93% | | |
| Single Family | 79.13% | | |
| | | | |
| Primary | 97.26% | | |
| Second Home | 2.74% | | |
| | | | |
| Top 5 States: | | | |
| California | 81.25% | | |
| Virginia | 2.99% | | |
| Florida | 2.64% | | |
| New York | 1.91% | | |
| New Jersey | 1.88% | | |

# Soundview WMC-2004-1

## IO_GP2

| Current Principal Balance | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 50,000.01 - 100,000.00 | 9 | 792,802.00 | 1.02% | 6.534 | 359 | 81.89 | 643 |
| 100,000.01 - 150,000.00 | 14 | 1,740,294.00 | 2.24% | 6.601 | 359 | 80.02 | 653 |
| 150,000.01 - 200,000.00 | 14 | 2,467,382.00 | 3.17% | 6.542 | 359 | 75.33 | 624 |
| 200,000.01 - 250,000.00 | 19 | 4,223,691.19 | 5.43% | 6.606 | 359 | 83.03 | 627 |
| 250,000.01 - 300,000.00 | 24 | 6,596,665.99 | 8.48% | 6.502 | 359 | 78.95 | 633 |
| 300,000.01 - 350,000.00 | 20 | 6,693,391.39 | 8.60% | 6.241 | 359 | 80.81 | 651 |
| 350,000.01 - 400,000.00 | 37 | 13,941,990.31 | 17.91% | 6.591 | 359 | 82.75 | 656 |
| 400,000.01 - 450,000.00 | 27 | 11,529,172.39 | 14.81% | 6.574 | 359 | 82.78 | 668 |
| 450,000.01 - 500,000.00 | 18 | 8,571,618.20 | 11.01% | 6.752 | 359 | 82.19 | 666 |
| 500,000.01 - 550,000.00 | 12 | 6,319,250.00 | 8.12% | 6.669 | 359 | 80.90 | 653 |
| 550,000.01 - 600,000.00 | 9 | 5,174,807.50 | 6.65% | 6.602 | 359 | 83.85 | 686 |
| 600,000.01 - 650,000.00 | 4 | 2,520,200.00 | 3.24% | 6.279 | 358 | 87.54 | 641 |
| 650,000.01 - 700,000.00 | 4 | 2,687,440.00 | 3.45% | 6.438 | 359 | 77.32 | 657 |
| 700,000.01 - 750,000.00 | 3 | 2,152,800.00 | 2.77% | 6.500 | 359 | 79.42 | 661 |
| 750,000.01 - 800,000.00 | 1 | 760,000.00 | 0.98% | 6.250 | 359 | 80.00 | 686 |
| 800,000.01 - 850,000.00 | 2 | 1,656,500.00 | 2.13% | 6.246 | 359 | 81.63 | 645 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Current Gross Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 350,000.00 | 0.45% | 4.990 | 359 | 53.54 | 581 |
| 5.000 - 5.499 | 1 | 631,200.00 | 0.81% | 5.250 | 359 | 80.00 | 592 |
| 5.500 - 5.999 | 37 | 13,200,309.85 | 16.96% | 5.969 | 359 | 81.49 | 665 |
| 6.000 - 6.499 | 65 | 22,896,037.37 | 29.42% | 6.259 | 359 | 79.70 | 656 |
| 6.500 - 6.999 | 85 | 29,771,524.16 | 38.25% | 6.742 | 359 | 82.02 | 657 |
| 7.000 - 7.499 | 18 | 7,753,403.39 | 9.96% | 7.244 | 359 | 86.41 | 646 |
| 7.500 - 7.999 | 9 | 2,692,580.20 | 3.46% | 7.708 | 359 | 85.06 | 639 |
| 8.500 - 8.999 | 1 | 532,950.00 | 0.68% | 8.750 | 359 | 85.00 | 619 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| FICO | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 525-549 | 1 | 123,000.00 | 0.16% | 7.800 | 359 | 75.00 | 542 |
| 575-599 | 21 | 6,290,724.67 | 8.08% | 6.366 | 359 | 79.89 | 589 |
| 600-624 | 50 | 15,582,431.39 | 20.02% | 6.635 | 359 | 81.58 | 613 |
| 625-649 | 43 | 14,928,991.99 | 19.18% | 6.612 | 359 | 80.34 | 636 |
| 650-674 | 43 | 17,663,152.53 | 22.70% | 6.500 | 359 | 84.02 | 662 |
| 675-699 | 31 | 12,939,685.39 | 16.63% | 6.577 | 359 | 82.22 | 686 |
| 700+ | 28 | 10,300,019.00 | 13.23% | 6.451 | 359 | 80.12 | 737 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Combined Original LTV | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01- 49.99 | 2 | 460,000.00 | 0.59% | 6.160 | 358 | 36.18 | 637 |
| 50.00- 54.99 | 2 | 715,000.00 | 0.92% | 5.697 | 359 | 53.81 | 599 |
| 55.00- 59.99 | 1 | 200,000.00 | 0.26% | 6.450 | 359 | 57.14 | 599 |
| 60.00- 64.99 | 3 | 810,712.00 | 1.04% | 6.221 | 359 | 62.37 | 623 |
| 65.00- 69.99 | 2 | 1,494,000.00 | 1.92% | 6.389 | 359 | 68.69 | 617 |
| 70.00- 74.99 | 2 | 553,920.00 | 0.71% | 6.375 | 359 | 74.67 | 662 |
| 75.00- 79.99 | 9 | 3,401,500.00 | 4.37% | 6.636 | 359 | 77.35 | 643 |
| 80.00 | 140 | 48,600,120.44 | 62.45% | 6.480 | 359 | 80.00 | 664 |
| 80.01- 84.99 | 4 | 1,428,149.99 | 1.84% | 6.552 | 359 | 83.71 | 660 |
| 85.00- 89.99 | 20 | 7,798,225.00 | 10.02% | 6.636 | 359 | 87.15 | 641 |
| 90.00- 94.99 | 19 | 7,754,938.14 | 9.96% | 6.904 | 359 | 91.07 | 643 |
| 95.00- 99.99 | 13 | 4,611,439.40 | 5.93% | 6.717 | 359 | 95.00 | 645 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Original Term (months) | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 360 | 217 | 77,828,004.97 | 100.00% | 6.546 | 359 | 81.66 | 655 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Stated Remaining Term (month | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 301-360 | 217 | 77,828,004.97 | 100.00% | 6.546 | 359 | 81.66 | 655 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 0.01 -20.00 | 10 | 2,645,190.99 | 3.40% | 6.170 | 359 | 80.80 | 659 |
| 20.01 -25.00 | 8 | 2,067,706.00 | 2.66% | 6.524 | 359 | 80.87 | 637 |
| 25.01 -30.00 | 19 | 6,195,170.00 | 7.96% | 6.755 | 359 | 82.42 | 644 |
| 30.01 -35.00 | 28 | 9,561,187.31 | 12.29% | 6.495 | 359 | 80.49 | 655 |
| 35.01 -40.00 | 34 | 11,732,023.87 | 15.07% | 6.608 | 359 | 80.72 | 677 |
| 40.01 -45.00 | 76 | 30,692,018.33 | 39.44% | 6.500 | 359 | 81.49 | 650 |
| 45.01 -50.00 | 33 | 11,261,518.48 | 14.47% | 6.591 | 359 | 82.68 | 656 |
| 50.01 -55.00 | 8 | 3,520,999.99 | 4.52% | 6.641 | 359 | 85.48 | 646 |
| 55.01 -60.00 | 1 | 152,190.00 | 0.20% | 6.990 | 359 | 95.00 | 688 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| FRM/ARM | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| ARM | 217 | 77,828,004.97 | 100.00% | 6.546 | 359 | 81.66 | 655 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Product | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 2/28 6 MO LIBOR IO | 186 | 68,243,421.46 | 87.68% | 6.562 | 359 | 82.07 | 653 |
| 5/25 6 MO LIBOR IO | 31 | 9,584,583.51 | 12.32% | 6.434 | 359 | 78.80 | 669 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Interest Only | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Interest Only | 217 | 77,828,004.97 | 100.00% | 6.546 | 359 | 81.66 | 655 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Prepayment Penalty Original T | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Prepay Penalty: 0 months | 39 | 15,480,103.37 | 19.89% | 6.818 | 359 | 83.93 | 656 |
| Prepay Penalty: 12 months | 8 | 3,794,399.00 | 4.88% | 6.846 | 359 | 81.70 | 642 |
| Prepay Penalty: 24 months | 149 | 52,194,572.09 | 67.06% | 6.458 | 359 | 81.51 | 653 |
| Prepay Penalty: 36 months | 21 | 6,358,930.51 | 8.17% | 6.432 | 358 | 77.35 | 673 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Lien | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| First Lien | 217 | 77,828,004.97 | 100.00% | 6.546 | 359 | 81.66 | 655 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Documentation Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Full Documentation | 97 | 30,163,019.88 | 38.76% | 6.478 | 359 | 82.15 | 642 |
| Full/Alternative Documentation | 11 | 4,832,549.99 | 6.21% | 6.506 | 358 | 82.30 | 641 |
| Limited Documentation | 25 | 10,429,615.99 | 13.40% | 6.408 | 359 | 79.77 | 640 |
| Lite Documentation | 19 | 6,454,459.34 | 8.29% | 6.661 | 359 | 82.24 | 643 |
| Stated Documentation | 16 | 6,386,889.87 | 8.21% | 6.951 | 359 | 84.60 | 661 |
| Streamline Documentation | 49 | 19,561,469.90 | 25.13% | 6.564 | 359 | 80.61 | 689 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Loan Purpose | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 75 | 25,537,645.17 | 32.81% | 6.552 | 359 | 82.87 | 635 |
| Purchase | 113 | 41,593,625.75 | 53.44% | 6.550 | 359 | 81.10 | 670 |
| Rate/Term Refinance | 29 | 10,696,734.05 | 13.74% | 6.518 | 359 | 80.98 | 645 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Property Type | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Condominium | 22 | 6,177,769.99 | 7.94% | 6.477 | 359 | 80.20 | 658 |
| Duplex | 4 | 1,561,540.00 | 2.01% | 6.509 | 359 | 85.46 | 677 |
| PUD | 24 | 8,502,937.98 | 10.93% | 6.650 | 359 | 81.08 | 661 |
| Single Family | 167 | 61,585,757.00 | 79.13% | 6.539 | 359 | 81.79 | 654 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Occupancy Status | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Primary | 210 | 75,695,912.96 | 97.26% | 6.544 | 359 | 81.68 | 653 |
| Second Home | 7 | 2,132,092.01 | 2.74% | 6.631 | 359 | 81.07 | 726 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| State | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| Arizona | 4 | 973,600.00 | 1.25% | 7.204 | 358 | 80.00 | 662 |
| California | 165 | 63,232,390.07 | 81.25% | 6.513 | 359 | 81.20 | 658 |
| Colorado | 3 | 570,400.00 | 0.73% | 6.807 | 358 | 80.00 | 635 |
| District of Columbia | 1 | 123,000.00 | 0.16% | 7.800 | 359 | 75.00 | 542 |
| Florida | 8 | 2,055,795.51 | 2.64% | 6.555 | 359 | 80.39 | 669 |
| Georgia | 2 | 211,716.00 | 0.27% | 6.991 | 359 | 80.00 | 629 |
| Idaho | 1 | 152,190.00 | 0.20% | 6.990 | 359 | 95.00 | 688 |
| Maryland | 2 | 361,950.00 | 0.47% | 7.057 | 359 | 91.43 | 615 |
| Massachusetts | 1 | 257,600.00 | 0.33% | 5.990 | 359 | 80.00 | 605 |
| Michigan | 1 | 505,600.00 | 0.65% | 6.500 | 359 | 80.00 | 633 |
| Minnesota | 1 | 826,500.00 | 1.06% | 5.990 | 358 | 95.00 | 665 |
| Montana | 1 | 115,200.00 | 0.15% | 6.626 | 359 | 80.00 | 616 |
| Nevada | 4 | 931,639.99 | 1.20% | 6.532 | 359 | 79.05 | 629 |
| New Jersey | 4 | 1,463,999.40 | 1.88% | 6.745 | 359 | 88.33 | 620 |
| New York | 4 | 1,488,890.00 | 1.91% | 7.217 | 359 | 87.51 | 638 |
| Ohio | 1 | 228,000.00 | 0.29% | 6.490 | 359 | 80.00 | 614 |
| Oregon | 1 | 200,000.00 | 0.26% | 6.250 | 359 | 78.43 | 590 |
| Pennsylvania | 1 | 643,000.00 | 0.83% | 6.625 | 359 | 94.99 | 645 |
| South Carolina | 1 | 99,750.00 | 0.13% | 7.500 | 359 | 95.00 | 606 |
| Texas | 2 | 402,434.00 | 0.52% | 6.592 | 359 | 80.00 | 679 |
| Virginia | 8 | 2,324,750.00 | 2.99% | 6.561 | 359 | 80.45 | 651 |
| Washington | 1 | 659,600.00 | 0.85% | 6.500 | 359 | 80.00 | 646 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Gross Margin | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 11 | 3,648,560.00 | 4.69% | 6.587 | 359 | 81.04 | 640 |
| 5.000 - 5.499 | 36 | 12,507,141.33 | 16.07% | 6.280 | 359 | 80.26 | 653 |
| 5.500 - 5.999 | 70 | 24,648,285.68 | 31.67% | 6.296 | 359 | 79.49 | 660 |
| 6.000 - 6.499 | 49 | 18,258,869.39 | 23.46% | 6.580 | 359 | 80.10 | 660 |
| 6.500 - 6.999 | 31 | 11,224,178.98 | 14.42% | 6.936 | 359 | 85.58 | 657 |
| 7.000 - 7.499 | 11 | 4,964,037.59 | 6.38% | 7.010 | 359 | 90.77 | 635 |
| 7.500 - 7.999 | 5 | 1,622,750.00 | 2.09% | 7.200 | 359 | 85.30 | 635 |
| 8.000 - 8.499 | 4 | 954,182.00 | 1.23% | 7.583 | 359 | 88.96 | 638 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Minimum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 1 | 350,000.00 | 0.45% | 4.990 | 359 | 53.54 | 581 |
| 5.000 - 5.499 | 1 | 631,200.00 | 0.81% | 5.250 | 359 | 80.00 | 592 |
| 5.500 - 5.999 | 37 | 13,200,309.85 | 16.96% | 5.969 | 359 | 81.49 | 665 |
| 6.000 - 6.499 | 65 | 22,896,037.37 | 29.42% | 6.259 | 359 | 79.70 | 656 |
| 6.500 - 6.999 | 85 | 29,771,524.16 | 38.25% | 6.742 | 359 | 82.02 | 657 |
| 7.000 - 7.499 | 18 | 7,753,403.39 | 9.96% | 7.244 | 359 | 86.41 | 646 |
| 7.500 - 7.999 | 9 | 2,692,580.20 | 3.46% | 7.708 | 359 | 85.06 | 639 |
| 8.000 - 8.499 | 1 | 532,950.00 | 0.68% | 8.750 | 359 | 85.00 | 619 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Maximum Interest Rate | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 11.000 -11.499 | 1 | 350,000.00 | 0.45% | 4.990 | 359 | 53.54 | 581 |
| 11.500 -11.999 | 1 | 631,200.00 | 0.81% | 5.250 | 359 | 80.00 | 592 |
| 12.000 -12.499 | 37 | 13,200,309.85 | 16.96% | 5.969 | 359 | 81.49 | 665 |
| 12.500 -12.999 | 65 | 22,896,037.37 | 29.42% | 6.259 | 359 | 79.70 | 656 |
| 13.000 -13.499 | 85 | 29,771,524.16 | 38.25% | 6.742 | 359 | 82.02 | 657 |
| 13.500 -13.999 | 18 | 7,753,403.39 | 9.96% | 7.244 | 359 | 86.41 | 646 |
| 14.000 -14.499 | 10 | 3,225,530.20 | 4.14% | 7.880 | 359 | 85.05 | 636 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Initial Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 2 | 885,750.00 | 1.14% | 7.953 | 359 | 83.01 | 611 |
| 3.000 | 185 | 67,913,171.46 | 87.26% | 6.559 | 359 | 82.26 | 655 |
| 5.000 | 30 | 9,029,083.51 | 11.60% | 6.311 | 359 | 77.01 | 663 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Subsequent Periodic Rate Cap | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 1.000 | 217 | 77,828,004.97 | 100.00% | 6.546 | 359 | 81.66 | 655 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

| Next Rate Change Date | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average Gross Coupon | Weighted Average Stated Remaining Term | Weighted Average Combined Orig LTV | Weighted Average FICO |
|---|---|---|---|---|---|---|---|
| 09/01/06 | 2 | 705,600.00 | 0.91% | 7.095 | 357 | 80.00 | 658 |
| 10/01/06 | 34 | 12,688,521.38 | 16.30% | 6.504 | 358 | 83.80 | 654 |
| 11/01/06 | 149 | 54,412,300.08 | 69.91% | 6.564 | 359 | 81.58 | 653 |
| 12/01/06 | 1 | 437,000.00 | 0.56% | 7.125 | 360 | 95.00 | 641 |
| 09/01/09 | 4 | 1,426,095.51 | 1.83% | 6.914 | 357 | 84.39 | 681 |
| 10/01/09 | 6 | 1,285,880.00 | 1.65% | 6.342 | 358 | 67.78 | 661 |
| 11/01/09 | 21 | 6,872,608.00 | 8.83% | 6.351 | 359 | 79.70 | 667 |
| **Total** | **217** | **77,828,004.97** | **100.00%** | **6.546** | **359** | **81.66** | **655** |

# Soundview WMC

Full Doc includes Full and Full/Alternate
Limited Doc includes Lite, Streamline, and Limited

## FICO & Documentation

| FICO Score | Full DOC | Limited Doc | Stated Doc | No Doc/NINA | All Docs | Avg Prin Bal | Orig LTV |
|---|---|---|---|---|---|---|---|
| 500 - 550 | 6.13 | 1.26 | 1.51 | 0 | 8.9 | 190,612 | 76.51 |
| 551 - 600 | 11.14 | 2.19 | 3.32 | 0 | 16.66 | 212,598 | 80.43 |
| 601 - 650 | 14.13 | 11.6 | 6.4 | 0 | 32.12 | 213,316 | 81.04 |
| 651 - 700 | 9.13 | 16.39 | 4.39 | 0.01 | 29.93 | 184,880 | 83.74 |
| 701 - 750 | 2.54 | 5.36 | 1.25 | 0 | 9.16 | 174,326 | 84.60 |
| 751 - 800 | 1.2 | 1.54 | 0.42 | 0 | 3.15 | 177,175 | 83.90 |
| 801 - 850 | 0.02 | 0 | 0.06 | 0 | 0.08 | 234,232 | 79.66 |
| TOTAL POOL | 44.3 | 38.33 | 17.36 | 0.01 | 100.00 | 196,779 | 81.76 |

## LTV & FICO

| Orig LTV | FICO 500-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | above 800 | total | Avg Prin Bal | WAC | ross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|
| <=020 | 0.00 | 0.04 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.04 | 249,803 | 7.20 | 6.75 |
| 020.01-030 | 0.01 | 0.00 | 0.07 | 0.06 | 0.00 | 0.00 | 0.00 | 0.14 | 136,971 | 6.15 | 5.47 |
| 030.01-040 | 0.07 | 0.08 | 0.21 | 0.08 | 0.01 | 0.00 | 0.00 | 0.44 | 135,038 | 6.92 | 6.44 |
| 040.01-050 | 0.24 | 0.26 | 0.23 | 0.16 | 0.01 | 0.00 | 0.00 | 0.89 | 158,345 | 6.98 | 6.31 |
| 050.01-060 | 0.50 | 0.71 | 0.78 | 0.40 | 0.12 | 0.00 | 0.00 | 2.51 | 215,659 | 6.92 | 6.33 |
| 060.01-070 | 1.54 | 1.79 | 1.86 | 0.95 | 0.11 | 0.11 | 0.00 | 6.36 | 214,969 | 7.04 | 6.21 |
| 070.01-080 | 3.57 | 6.32 | 18.64 | 17.51 | 5.39 | 2.24 | 0.06 | 53.73 | 242,306 | 6.72 | 6.00 |
| 080.01-090 | 2.77 | 5.12 | 6.29 | 4.49 | 1.42 | 0.12 | 0.00 | 20.22 | 231,271 | 7.19 | 6.47 |
| 090.01-100 | 0.21 | 2.34 | 4.04 | 6.28 | 2.09 | 0.68 | 0.02 | 15.66 | 106,036 | 8.62 | 6.77 |
| TOTAL POOL | 8.90 | 16.66 | 32.12 | 29.93 | 9.16 | 3.15 | 0.08 | 100.00 | 196,779 | 7.14 | 6.19 |

## Prin Balance & FICO

| Prin Balance | FICO 500-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | above 800 | total | Orig LTV | WAC | ross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|
| a. 1 - 50,000 | 0.09 | 0.08 | 0.38 | 0.87 | 0.28 | 0.10 | 0.00 | 1.80 | 95.11 | 10.02 | 7.05 |
| b. 50,001 - 100,000 | 0.65 | 0.97 | 2.06 | 2.90 | 0.98 | 0.30 | 0.00 | 7.86 | 89.24 | 8.81 | 6.67 |
| c. 100,001 - 150,000 | 1.34 | 2.33 | 2.95 | 2.88 | 0.94 | 0.36 | 0.02 | 10.82 | 82.05 | 7.67 | 6.32 |
| d. 150,001 - 200,000 | 1.49 | 2.10 | 3.10 | 2.91 | 1.17 | 0.27 | 0.00 | 11.04 | 79.99 | 7.17 | 6.29 |
| e. 200,001 - 250,000 | 1.28 | 2.32 | 3.97 | 3.11 | 0.85 | 0.30 | 0.00 | 11.83 | 79.15 | 6.94 | 6.27 |
| f. 250,001 - 300,000 | 0.87 | 1.67 | 4.05 | 3.63 | 1.00 | 0.48 | 0.00 | 11.69 | 80.61 | 6.72 | 6.08 |
| g. 300,001 - 350,000 | 1.12 | 1.64 | 4.75 | 2.60 | 0.93 | 0.22 | 0.00 | 11.25 | 80.80 | 6.77 | 6.20 |
| h. 350,001 - 400,000 | 0.52 | 1.42 | 3.16 | 3.09 | 1.03 | 0.07 | 0.06 | 9.34 | 81.85 | 6.80 | 6.14 |
| i. 400,001 - 450,000 | 0.51 | 1.40 | 2.11 | 1.67 | 0.45 | 0.36 | 0.00 | 6.50 | 82.65 | 6.72 | 6.16 |
| j. 450,001 - 500,000 | 0.33 | 1.06 | 1.72 | 1.80 | 0.40 | 0.41 | 0.00 | 5.72 | 80.76 | 6.77 | 6.16 |
| k. 500,001 - 550,000 | 0.27 | 0.72 | 1.36 | 1.54 | 0.27 | 0.09 | 0.00 | 4.25 | 81.41 | 6.73 | 5.93 |
| l. 550,001 - 600,000 | 0.20 | 0.49 | 0.89 | 1.38 | 0.30 | 0.20 | 0.00 | 3.46 | 81.36 | 6.68 | 6.05 |
| m. 600,001 - 650,000 | 0.11 | 0.11 | 0.54 | 0.54 | 0.21 | 0.00 | 0.00 | 1.50 | 81.38 | 6.56 | 5.74 |
| n. 650,001 - 700,000 | 0.12 | 0.22 | 0.57 | 0.46 | 0.11 | 0.00 | 0.00 | 1.49 | 79.63 | 6.89 | 5.97 |
| o. 700,001 - 750,000 | 0.00 | 0.00 | 0.24 | 0.12 | 0.13 | 0.00 | 0.00 | 0.49 | 80.38 | 6.87 | 6.28 |
| p. 750,001 - 800,000 | 0.00 | 0.14 | 0.13 | 0.13 | 0.13 | 0.00 | 0.00 | 0.53 | 74.70 | 6.82 | 6.58 |
| q. 800,001 - 850,000 | 0.00 | 0.00 | 0.14 | 0.28 | 0.00 | 0.00 | 0.00 | 0.43 | 79.40 | 6.41 | 6.33 |
| TOTAL POOL | 8.90 | 16.66 | 32.12 | 29.93 | 9.16 | 3.15 | 0.08 | 100.00 | 81.76 | 7.14 | 6.19 |

Prepayment Penalty & FICO

| Prepayment Penalty Term | FICO 500-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | above 800 | total | Orig LTV | WAC | ross Marg | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 2.21 | 4.11 | 7.56 | 8.50 | 3.04 | 0.80 | 0.00 | 26.23 | 83.43 | 7.43 | 6.19 | 182,722.03 |
| 12 | 0.18 | 0.46 | 1.18 | 1.30 | 0.58 | 0.09 | 0.08 | 3.87 | 82.79 | 6.96 | 6.25 | 254,032.43 |
| 24 | 6.05 | 10.03 | 19.36 | 15.70 | 4.09 | 1.82 | 0.00 | 57.04 | 81.18 | 6.98 | 6.20 | 214,929.37 |
| 36 | 0.47 | 2.04 | 4.03 | 4.43 | 1.44 | 0.44 | 0.00 | 12.84 | 80.60 | 7.32 | 6.12 | 153,170.94 |
| 60 | 0.00 | 0.02 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.02 | 80.00 | 8.60 | 0.00 | 111,933.54 |
| TOTAL POOL | 8.90 | 16.66 | 32.12 | 29.93 | 9.16 | 3.15 | 0.08 | 100.00 | 81.76 | 7.14 | 6.19 | 196,779.06 |

Mortg Rates & FICO

| Mortg Rates | FICO 500-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | above 800 | total | Orig LTV | WAC | ross Marg | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 04.001-4.500 | 0.00 | 0.00 | 0.04 | 0.00 | 0.00 | 0.00 | 0.00 | 0.04 | 80.00 | 4.25 | 4.88 | 239,337.63 |
| 04.501-5.000 | 0.00 | 0.06 | 0.00 | 0.15 | 0.19 | 0.00 | 0.00 | 0.40 | 79.94 | 4.99 | 5.24 | 295,596.63 |
| 05.001-5.500 | 0.00 | 0.36 | 0.94 | 0.89 | 0.33 | 0.25 | 0.00 | 2.77 | 77.92 | 5.36 | 5.29 | 299,560.28 |
| 05.501-6.000 | 0.13 | 1.35 | 4.02 | 3.82 | 1.51 | 0.69 | 0.00 | 11.52 | 79.38 | 5.91 | 5.68 | 257,048.50 |
| 06.001-6.500 | 0.31 | 2.63 | 8.03 | 7.92 | 2.08 | 0.49 | 0.06 | 21.50 | 79.62 | 6.34 | 5.87 | 274,382.36 |
| 06.501-7.000 | 1.31 | 4.31 | 8.16 | 7.97 | 2.42 | 0.75 | 0.00 | 24.92 | 80.16 | 6.83 | 6.11 | 255,465.59 |
| 07.001-7.500 | 1.17 | 3.09 | 4.78 | 2.83 | 0.74 | 0.19 | 0.00 | 12.79 | 80.44 | 7.32 | 6.50 | 228,582.97 |
| 07.501-8.000 | 2.13 | 2.35 | 3.18 | 1.50 | 0.36 | 0.18 | 0.00 | 9.68 | 81.79 | 7.81 | 6.79 | 200,700.51 |
| 08.001-8.500 | 1.49 | 1.16 | 1.10 | 0.73 | 0.34 | 0.20 | 0.02 | 5.05 | 84.93 | 8.35 | 7.22 | 145,284.83 |
| 08.501-9.000 | 1.06 | 1.11 | 0.49 | 0.59 | 0.18 | 0.15 | 0.00 | 3.58 | 88.81 | 8.82 | 7.15 | 115,611.05 |
| 09.001-9.500 | 0.77 | 0.17 | 0.35 | 0.46 | 0.15 | 0.01 | 0.00 | 1.90 | 87.87 | 9.32 | 7.17 | 91,151.71 |
| 09.501-10.000 | 0.39 | 0.08 | 0.26 | 1.13 | 0.36 | 0.14 | 0.00 | 2.36 | 94.85 | 9.87 | 7.41 | 74,860.59 |
| 10.001-10.500 | 0.10 | 0.01 | 0.23 | 0.61 | 0.14 | 0.04 | 0.00 | 1.14 | 97.13 | 10.41 | 8.64 | 65,056.04 |
| 10.501-11.000 | 0.03 | 0.00 | 0.35 | 0.95 | 0.24 | 0.06 | 0.00 | 1.63 | 98.95 | 10.87 | 7.06 | 72,208.22 |
| 11.001-11.500 | 0.01 | 0.00 | 0.05 | 0.01 | 0.02 | 0.00 | 0.00 | 0.11 | 96.57 | 11.42 | 0.00 | 47,266.50 |
| 11.501-12.000 | 0.00 | 0.00 | 0.08 | 0.18 | 0.06 | 0.00 | 0.00 | 0.31 | 98.83 | 11.91 | 0.00 | 60,869.38 |
| 12.001-12.500 | 0.00 | 0.00 | 0.01 | 0.06 | 0.03 | 0.01 | 0.00 | 0.11 | 99.32 | 12.34 | 0.00 | 37,076.27 |
| 12.501-13.000 | 0.00 | 0.00 | 0.04 | 0.14 | 0.01 | 0.00 | 0.00 | 0.19 | 99.43 | 12.86 | 0.00 | 47,463.38 |
| TOTAL POOL | 8.90 | 16.66 | 32.12 | 29.93 | 9.16 | 3.15 | 0.08 | 100.00 | 81.76 | 7.14 | 6.19 | 196,779.06 |

Mortg Rates & LTV

| Mortg Rates | LTV 70-80 | 80.01-90 | over 90 | total | avg FICO | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|
| 04.001-4.500 | 0.04 | 0.00 | 0.00 | 0.04 | 625 | 4.88 | 239,338 |
| 04.501-5.000 | 0.20 | 0.10 | 0.05 | 0.40 | 684 | 5.24 | 295,597 |
| 05.001-5.500 | 2.14 | 0.37 | 0.00 | 2.77 | 662 | 5.29 | 299,560 |
| 05.501-6.000 | 8.30 | 1.82 | 0.57 | 11.52 | 655 | 5.68 | 257,049 |
| 06.001-6.500 | 14.74 | 3.73 | 1.22 | 21.50 | 649 | 5.87 | 274,382 |
| 06.501-7.000 | 16.59 | 4.21 | 1.94 | 24.92 | 641 | 6.11 | 255,466 |
| 07.001-7.500 | 6.37 | 3.76 | 1.27 | 12.79 | 623 | 6.50 | 228,583 |
| 07.501-8.000 | 4.38 | 3.04 | 1.23 | 9.68 | 605 | 6.79 | 200,701 |
| 08.001-8.500 | 1.44 | 1.48 | 1.71 | 5.05 | 604 | 7.22 | 145,285 |
| 08.501-9.000 | 0.74 | 0.87 | 1.81 | 3.58 | 598 | 7.15 | 115,611 |
| 09.001-9.500 | 0.52 | 0.46 | 0.84 | 1.90 | 602 | 7.17 | 91,152 |
| 09.501-10.000 | 0.20 | 0.24 | 1.81 | 2.36 | 655 | 7.41 | 74,861 |
| 10.001-10.500 | 0.10 | 0.04 | 0.99 | 1.14 | 659 | 8.64 | 65,056 |
| 10.501-11.000 | 0.03 | 0.04 | 1.56 | 1.63 | 674 | 7.06 | 72,208 |
| 11.001-11.500 | 0.00 | 0.03 | 0.08 | 0.11 | 649 | 0.00 | 47,267 |
| 11.501-12.000 | 0.00 | 0.02 | 0.29 | 0.31 | 674 | 0.00 | 60,869 |
| 12.001-12.500 | 0.00 | 0.00 | 0.11 | 0.11 | 692 | 0.00 | 37,076 |
| 12.501-13.000 | 0.00 | 0.01 | 0.18 | 0.19 | 684 | 0.00 | 47,463 |
| TOTAL POOL | 55.77 | 20.22 | 15.66 | 100.00 | 636 | 6.19 | 196,779 |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

## Soundview WMC group 2

Full Doc includes Full and Full/Alternate
Limited Doc includes Lite, Streamline, and Limited

FICO & Documentation

| FICO Score | Full DOC | Limited Doc | Stated Doc | No Doc/NINA | All Docs | Avg Prin Bal | Orig LTV |
|---|---|---|---|---|---|---|---|
| 500 - 550 | 4.97 | 1.39 | 1.21 | 0 | 7.57 | 205,128 | 76.64 |
| 551 - 600 | 10.49 | 2.81 | 3.18 | 0 | 16.48 | 264,702 | 81.50 |
| 601 - 650 | 12.24 | 13.19 | 6.79 | 0 | 32.21 | 264,346 | 81.87 |
| 651 - 700 | 9.71 | 17.82 | 4.65 | 0.02 | 32.19 | 235,532 | 84.49 |
| 701 - 750 | 2.76 | 4.96 | 1.07 | 0 | 8.79 | 205,361 | 86.09 |
| 751 - 800 | 1.27 | 0.92 | 0.44 | 0 | 2.63 | 195,056 | 85.52 |
| 801 - 850 | 0 | 0 | 0.12 | 0 | 0.12 | 359,347 | 75.00 |
| TOTAL POOL | 41.43 | 41.1 | 17.45 | 0.02 | 100.00 | 241,344 | 82.71 |

LTV & FICO

| Orig LTV | FICO 500-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | above 800 | total | Avg Prin Bal | WAC | ross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 020.01-030 | 0.00 | 0.00 | 0.10 | 0.03 | 0.00 | 0.00 | 0.00 | 0.13 | 199,998 | 6.13 | 5.84 |
| 030.01-040 | 0.09 | 0.05 | 0.00 | 0.07 | 0.00 | 0.00 | 0.00 | 0.21 | 161,585 | 7.56 | 7.02 |
| 040.01-050 | 0.21 | 0.16 | 0.14 | 0.16 | 0.02 | 0.00 | 0.00 | 0.69 | 150,611 | 7.05 | 6.62 |
| 050.01-060 | 0.49 | 0.84 | 0.65 | 0.57 | 0.15 | 0.00 | 0.00 | 2.70 | 264,422 | 6.89 | 6.52 |
| 060.01-070 | 1.23 | 1.17 | 1.84 | 0.77 | 0.00 | 0.02 | 0.00 | 5.04 | 254,944 | 7.03 | 6.25 |
| 070.01-080 | 2.75 | 6.08 | 18.36 | 17.54 | 4.46 | 1.74 | 0.12 | 51.05 | 315,050 | 6.67 | 5.96 |
| 080.01-090 | 2.57 | 6.06 | 6.51 | 5.55 | 1.42 | 0.04 | 0.00 | 22.17 | 284,029 | 7.09 | 6.49 |
| 090.01-100 | 0.22 | 2.11 | 4.61 | 7.49 | 2.74 | 0.83 | 0.00 | 18.00 | 130,723 | 8.71 | 6.78 |
| TOTAL POOL | 7.57 | 16.48 | 32.21 | 32.19 | 8.79 | 2.63 | 0.12 | 100.00 | 241,344 | 7.16 | 6.20 |

Prin Balance & FICO

| Prin Balance | FICO 500-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | above 800 | total | Orig LTV | WAC | ross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|
| a. 1 - 50,000 | 0.09 | 0.06 | 0.23 | 0.27 | 0.08 | 0.05 | 0.00 | 0.78 | 92.63 | 9.96 | 7.45 |
| b. 50,001 - 100,000 | 0.78 | 0.77 | 2.06 | 3.43 | 1.21 | 0.30 | 0.00 | 8.55 | 90.98 | 9.06 | 6.96 |
| c. 100,001 - 150,000 | 1.00 | 1.59 | 1.98 | 2.71 | 0.78 | 0.34 | 0.00 | 8.42 | 86.78 | 8.44 | 6.56 |
| d. 150,001 - 200,000 | 0.72 | 1.03 | 1.17 | 1.14 | 0.59 | 0.05 | 0.00 | 4.70 | 81.77 | 7.77 | 6.69 |
| e. 200,001 - 250,000 | 0.45 | 1.04 | 1.41 | 0.58 | 0.45 | 0.00 | 0.00 | 3.92 | 80.21 | 7.05 | 6.58 |
| f. 250,001 - 300,000 | 0.09 | 0.83 | 2.00 | 0.90 | 0.29 | 0.09 | 0.00 | 4.19 | 79.16 | 6.50 | 6.10 |
| g. 300,001 - 350,000 | 0.87 | 0.89 | 3.65 | 2.79 | 0.32 | 0.11 | 0.00 | 8.64 | 81.17 | 6.67 | 6.15 |
| h. 350,001 - 400,000 | 0.75 | 2.47 | 5.34 | 5.45 | 1.73 | 0.00 | 0.12 | 15.86 | 81.79 | 6.76 | 6.12 |
| i. 400,001 - 450,000 | 0.84 | 2.69 | 3.79 | 3.22 | 0.72 | 0.69 | 0.00 | 11.96 | 82.99 | 6.76 | 6.20 |
| j. 450,001 - 500,000 | 0.64 | 1.88 | 3.31 | 3.30 | 0.61 | 0.63 | 0.00 | 10.37 | 81.00 | 6.78 | 6.14 |
| k. 500,001 - 550,000 | 0.53 | 1.38 | 2.62 | 2.96 | 0.51 | 0.17 | 0.00 | 8.18 | 81.41 | 6.73 | 5.93 |
| l. 550,001 - 600,000 | 0.38 | 0.94 | 1.52 | 2.47 | 0.39 | 0.20 | 0.00 | 5.90 | 81.93 | 6.73 | 6.05 |
| m. 600,001 - 650,000 | 0.21 | 0.21 | 1.04 | 1.04 | 0.40 | 0.00 | 0.00 | 2.90 | 81.38 | 6.56 | 5.74 |
| n. 650,001 - 700,000 | 0.22 | 0.43 | 1.10 | 0.89 | 0.22 | 0.00 | 0.00 | 2.87 | 79.63 | 6.89 | 5.97 |
| o. 700,001 - 750,000 | 0.00 | 0.00 | 0.46 | 0.23 | 0.24 | 0.00 | 0.00 | 0.94 | 80.38 | 6.87 | 6.28 |
| p. 750,001 - 800,000 | 0.00 | 0.26 | 0.26 | 0.25 | 0.26 | 0.00 | 0.00 | 1.03 | 74.70 | 6.82 | 6.58 |
| q. 800,001 - 850,000 | 0.00 | 0.00 | 0.27 | 0.55 | 0.00 | 0.00 | 0.00 | 0.82 | 79.40 | 6.41 | 6.33 |
| TOTAL POOL | 7.57 | 16.48 | 32.21 | 32.19 | 8.79 | 2.63 | 0.12 | 100.00 | 82.71 | 7.16 | 6.20 |

Prepayment Penalty & FICO

| Prepayment Penalty Term | FICO 500-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | above 800 | total | Orig LTV | WAC | ross Marg | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 1.54 | 3.20 | 7.50 | 8.21 | 2.98 | 0.91 | 0.00 | 25.34 | 84.52 | 7.45 | 6.20 | 241,973.15 |
| 12 | 0.18 | 0.53 | 1.28 | 1.97 | 0.60 | 0.00 | 0.12 | 4.68 | 83.09 | 6.95 | 6.25 | 302,416.32 |
| 24 | 5.45 | 11.33 | 20.34 | 16.05 | 3.58 | 1.40 | 0.00 | 58.15 | 81.88 | 7.00 | 6.20 | 257,370.53 |
| 36 | 0.39 | 1.38 | 3.09 | 4.96 | 1.63 | 0.32 | 0.00 | 11.79 | 82.81 | 7.41 | 6.12 | 173,695.41 |
| 60 | 0.00 | 0.04 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.04 | 80.00 | 8.60 | 0.00 | 111,933.54 |
| TOTAL POOL | 7.57 | 16.48 | 32.21 | 32.19 | 8.79 | 2.63 | 0.12 | 100.00 | 82.71 | 7.16 | 6.20 | 241,343.72 |

Mortg Rates & FICO

| Mortg Rates | FICO 500-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | above 800 | total | Orig LTV | WAC | ross Marg | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 04.501-5.000 | 0.00 | 0.12 | 0.00 | 0.19 | 0.23 | 0.00 | 0.00 | 0.54 | 77.33 | 4.99 | 5.38 | 329,567.42 |
| 05.001-5.500 | 0.00 | 0.60 | 0.65 | 1.18 | 0.34 | 0.00 | 0.00 | 2.77 | 78.20 | 5.34 | 5.23 | 400,086.77 |
| 05.501-6.000 | 0.18 | 1.24 | 4.24 | 3.67 | 1.97 | 0.50 | 0.00 | 11.80 | 80.32 | 5.91 | 5.72 | 311,402.00 |
| 06.001-6.500 | 0.29 | 2.80 | 8.40 | 8.68 | 1.63 | 0.35 | 0.12 | 22.27 | 80.50 | 6.34 | 5.83 | 365,409.46 |
| 06.501-7.000 | 1.25 | 4.91 | 7.54 | 8.73 | 1.92 | 0.75 | 0.00 | 25.11 | 80.44 | 6.83 | 6.10 | 340,400.25 |
| 07.001-7.500 | 1.17 | 2.55 | 4.53 | 2.32 | 0.51 | 0.16 | 0.00 | 11.25 | 82.01 | 7.32 | 6.53 | 319,263.05 |
| 07.501-8.000 | 1.61 | 2.31 | 3.32 | 1.18 | 0.19 | 0.13 | 0.00 | 8.75 | 81.70 | 7.82 | 6.83 | 239,208.82 |
| 08.001-8.500 | 1.17 | 0.90 | 1.09 | 0.95 | 0.48 | 0.33 | 0.00 | 4.92 | 87.04 | 8.36 | 7.59 | 149,301.02 |
| 08.501-9.000 | 0.81 | 0.92 | 0.59 | 0.80 | 0.25 | 0.15 | 0.00 | 3.52 | 90.12 | 8.84 | 7.39 | 120,122.54 |
| 09.001-9.500 | 0.56 | 0.13 | 0.48 | 0.50 | 0.21 | 0.01 | 0.00 | 1.89 | 90.38 | 9.32 | 7.58 | 106,444.92 |
| 09.501-10.000 | 0.37 | 0.00 | 0.37 | 1.53 | 0.47 | 0.12 | 0.00 | 2.87 | 96.03 | 9.88 | 7.87 | 91,790.88 |
| 10.001-10.500 | 0.11 | 0.02 | 0.30 | 0.74 | 0.15 | 0.06 | 0.00 | 1.38 | 97.08 | 10.40 | 9.05 | 88,828.40 |
| 10.501-11.000 | 0.01 | 0.00 | 0.51 | 1.39 | 0.32 | 0.06 | 0.00 | 2.30 | 98.90 | 10.87 | 8.00 | 89,346.85 |
| 11.001-11.500 | 0.02 | 0.00 | 0.08 | 0.00 | 0.02 | 0.00 | 0.00 | 0.12 | 96.57 | 11.46 | 0.00 | 69,945.93 |
| 11.501-12.000 | 0.00 | 0.00 | 0.11 | 0.17 | 0.05 | 0.00 | 0.00 | 0.33 | 98.40 | 11.90 | 0.00 | 77,774.23 |
| 12.001-12.500 | 0.00 | 0.00 | 0.01 | 0.04 | 0.03 | 0.00 | 0.00 | 0.08 | 100.00 | 12.42 | 0.00 | 47,023.55 |
| 12.501-13.000 | 0.00 | 0.00 | 0.00 | 0.12 | 0.00 | 0.00 | 0.00 | 0.12 | 98.88 | 12.87 | 0.00 | 89,179.02 |
| TOTAL POOL | 7.57 | 16.48 | 32.21 | 32.19 | 8.79 | 2.63 | 0.12 | 100.00 | 82.71 | 7.16 | 6.20 | 241,343.72 |

Mortg Rates & LTV

| Mortg Rates | LTV 70-80 | 80.01-90 | over 90 | total | avg FICO | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|
| 04.501-5.000 | 0.23 | 0.19 | 0.00 | 0.54 | 675 | 5.38 | 329,567 |
| 05.001-5.500 | 2.23 | 0.30 | 0.00 | 2.77 | 657 | 5.23 | 400,087 |
| 05.501-6.000 | 8.11 | 2.47 | 0.65 | 11.80 | 656 | 5.72 | 311,402 |
| 06.001-6.500 | 14.30 | 5.08 | 1.18 | 22.27 | 647 | 5.83 | 365,409 |
| 06.501-7.000 | 16.64 | 4.10 | 2.27 | 25.11 | 639 | 6.10 | 340,400 |
| 07.001-7.500 | 5.07 | 4.10 | 1.25 | 11.25 | 619 | 6.53 | 319,263 |
| 07.501-8.000 | 3.64 | 2.88 | 1.19 | 8.75 | 604 | 6.83 | 239,209 |
| 08.001-8.500 | 1.11 | 1.27 | 2.22 | 4.92 | 620 | 7.59 | 149,301 |
| 08.501-9.000 | 0.52 | 0.90 | 1.91 | 3.52 | 612 | 7.39 | 120,123 |
| 09.001-9.500 | 0.44 | 0.46 | 0.98 | 1.89 | 620 | 7.58 | 106,445 |
| 09.501-10.000 | 0.07 | 0.26 | 2.37 | 2.87 | 663 | 7.87 | 91,791 |
| 10.001-10.500 | 0.15 | 0.03 | 1.20 | 1.38 | 660 | 9.05 | 88,828 |
| 10.501-11.000 | 0.05 | 0.04 | 2.21 | 2.30 | 674 | 8.00 | 89,347 |
| 11.001-11.500 | 0.00 | 0.03 | 0.08 | 0.12 | 643 | 0.00 | 69,946 |
| 11.501-12.000 | 0.00 | 0.03 | 0.30 | 0.33 | 673 | 0.00 | 77,774 |
| 12.001-12.500 | 0.00 | 0.00 | 0.08 | 0.08 | 695 | 0.00 | 47,024 |
| 12.501-13.000 | 0.00 | 0.01 | 0.10 | 0.12 | 660 | 0.00 | 89,179 |
| TOTAL POOL | 52.55 | 22.17 | 18.00 | 100.00 | 638 | 6.20 | 241,344 |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

## Soundview WMC group 1

Full Doc includes Full and Full/Alternate
Limited Doc includes Lite, Streamline, and Limited

### FICO & Documentation

| FICO Score | Full DOC | Limited Doc | Stated Doc | No Doc/NINA | All Docs | Avg Prin Bal | Orig LTV |
|---|---|---|---|---|---|---|---|
| 500 - 550 | 7.39 | 1.12 | 1.84 | 0 | 10.35 | 180,513 | 76.41 |
| 551 - 600 | 11.85 | 1.52 | 3.48 | 0 | 16.86 | 175,989 | 79.29 |
| 601 - 650 | 16.17 | 9.87 | 5.97 | 0 | 32.02 | 176,294 | 80.15 |
| 651 - 700 | 8.51 | 14.84 | 4.12 | 0 | 27.47 | 145,293 | 82.80 |
| 701 - 750 | 2.31 | 5.79 | 1.45 | 0 | 9.55 | 151,532 | 83.12 |
| 751 - 800 | 1.13 | 2.2 | 0.39 | 0 | 3.71 | 165,538 | 82.66 |
| 801 - 850 | 0.04 | 0 | 0 | 0 | 0.04 | 109,117 | 95.00 |
| TOTAL POOL | 47.41 | 35.34 | 17.25 | 0 | 100.00 | 164,032 | 80.73 |

### LTV & FICO

| Orig LTV | FICO 500-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | above 800 | total | Avg Prin Bal | WAC | ross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|
| <=020 | 0.00 | 0.09 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.09 | 249,803 | 7.20 | 6.75 |
| 020.01-030 | 0.01 | 0.00 | 0.04 | 0.09 | 0.00 | 0.00 | 0.00 | 0.15 | 105,458 | 6.17 | 4.92 |
| 030.01-040 | 0.04 | 0.11 | 0.43 | 0.08 | 0.03 | 0.00 | 0.00 | 0.68 | 127,958 | 6.70 | 6.17 |
| 040.01-050 | 0.27 | 0.36 | 0.32 | 0.15 | 0.00 | 0.00 | 0.00 | 1.11 | 164,044 | 6.93 | 6.12 |
| 050.01-060 | 0.50 | 0.57 | 0.92 | 0.22 | 0.09 | 0.00 | 0.00 | 2.30 | 174,804 | 6.95 | 6.07 |
| 060.01-070 | 1.87 | 2.46 | 1.88 | 1.15 | 0.22 | 0.21 | 0.00 | 7.80 | 193,743 | 7.05 | 6.17 |
| 070.01-080 | 4.46 | 6.58 | 18.95 | 17.47 | 6.40 | 2.77 | 0.00 | 56.63 | 197,791 | 6.76 | 6.04 |
| 080.01-090 | 2.98 | 4.11 | 6.06 | 3.34 | 1.42 | 0.20 | 0.00 | 18.11 | 185,637 | 7.31 | 6.44 |
| 090.01-100 | 0.21 | 2.58 | 3.41 | 4.96 | 1.40 | 0.53 | 0.04 | 13.13 | 82,847 | 8.49 | 6.76 |
| TOTAL POOL | 10.35 | 16.86 | 32.02 | 27.47 | 9.55 | 3.71 | 0.04 | 100.00 | 164,032 | 7.12 | 6.19 |

### Prin Balance & FICO

| Prin Balance | FICO 500-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | above 800 | total | Orig LTV | WAC | ross Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|
| a. 1 - 50,000 | 0.09 | 0.11 | 0.55 | 1.51 | 0.50 | 0.15 | 0.00 | 2.91 | 95.83 | 10.04 | 6.83 |
| b. 50,001 - 100,000 | 0.51 | 1.18 | 2.06 | 2.33 | 0.74 | 0.30 | 0.00 | 7.12 | 86.97 | 8.47 | 6.38 |
| c. 100,001 - 150,000 | 1.71 | 3.13 | 4.00 | 3.06 | 1.11 | 0.37 | 0.04 | 13.43 | 78.84 | 7.15 | 6.22 |
| d. 150,001 - 200,000 | 2.33 | 3.25 | 5.18 | 4.83 | 1.80 | 0.51 | 0.00 | 17.90 | 79.48 | 7.00 | 6.20 |
| e. 200,001 - 250,000 | 2.19 | 3.71 | 6.74 | 5.84 | 1.29 | 0.63 | 0.00 | 20.39 | 78.92 | 6.91 | 6.20 |
| f. 250,001 - 300,000 | 1.72 | 2.57 | 6.27 | 6.59 | 1.76 | 0.90 | 0.00 | 19.81 | 80.94 | 6.78 | 6.08 |
| g. 300,001 - 350,000 | 1.38 | 2.45 | 5.93 | 2.39 | 1.58 | 0.33 | 0.00 | 14.06 | 80.56 | 6.84 | 6.24 |
| h. 350,001 - 400,000 | 0.27 | 0.27 | 0.80 | 0.54 | 0.27 | 0.14 | 0.00 | 2.29 | 82.25 | 7.06 | 6.24 |
| i. 400,001 - 450,000 | 0.15 | 0.00 | 0.30 | 0.00 | 0.15 | 0.00 | 0.00 | 0.59 | 75.10 | 5.72 | 5.00 |
| j. 450,001 - 500,000 | 0.00 | 0.18 | 0.00 | 0.18 | 0.17 | 0.17 | 0.00 | 0.70 | 76.79 | 6.67 | 6.51 |
| l. 550,001 - 600,000 | 0.00 | 0.00 | 0.20 | 0.21 | 0.20 | 0.21 | 0.00 | 0.81 | 76.87 | 6.36 | 6.09 |
| TOTAL POOL | 10.35 | 16.86 | 32.02 | 27.47 | 9.55 | 3.71 | 0.04 | 100.00 | 80.73 | 7.12 | 6.19 |

Prepayment Penalty & FICO

| Prepayment Penalty Term | FICO 500-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | above 800 | total | Orig LTV | WAC | ross Marg | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 0 | 2.94 | 5.10 | 7.63 | 7.73 | 3.11 | 0.68 | 0.00 | 27.19 | 82.34 | 7.41 | 6.17 | 146,557.24 |
| 12 | 0.18 | 0.38 | 1.07 | 0.58 | 0.56 | 0.20 | 0.04 | 2.99 | 82.30 | 6.99 | 6.26 | 199,888.56 |
| 24 | 6.69 | 8.62 | 18.29 | 15.32 | 4.65 | 2.27 | 0.00 | 55.84 | 80.39 | 6.95 | 6.20 | 181,270.82 |
| 36 | 0.54 | 2.76 | 5.03 | 3.85 | 1.23 | 0.57 | 0.00 | 13.98 | 78.59 | 7.23 | 6.12 | 138,283.47 |
| TOTAL POOL | 10.35 | 16.86 | 32.02 | 27.47 | 9.55 | 3.71 | 0.04 | 100.00 | 80.73 | 7.12 | 6.19 | 164,032.36 |

Mortg Rates & FICO

| Mortg Rates | FICO 500-550 | 551-600 | 601-650 | 651-700 | 701-750 | 751-800 | above 800 | total | Orig LTV | WAC | ross Marg | Avg Prin Bal |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 04.001-4.500 | 0.00 | 0.00 | 0.09 | 0.00 | 0.00 | 0.00 | 0.00 | 0.09 | 80.00 | 4.25 | 4.88 | 239,337.83 |
| 04.501-5.000 | 0.00 | 0.00 | 0.00 | 0.10 | 0.15 | 0.00 | 0.00 | 0.26 | 85.96 | 4.99 | 4.92 | 238,978.64 |
| 05.001-5.500 | 0.00 | 0.11 | 1.25 | 0.57 | 0.31 | 0.53 | 0.00 | 2.77 | 77.61 | 5.38 | 5.35 | 235,588.87 |
| 05.501-6.000 | 0.08 | 1.47 | 3.79 | 3.97 | 1.02 | 0.91 | 0.00 | 11.23 | 78.32 | 5.90 | 5.63 | 214,527.05 |
| 06.001-6.500 | 0.33 | 2.44 | 7.62 | 7.10 | 2.56 | 0.64 | 0.00 | 20.68 | 78.59 | 6.34 | 5.91 | 212,697.34 |
| 06.501-7.000 | 1.37 | 3.66 | 8.84 | 7.14 | 2.96 | 0.74 | 0.00 | 24.70 | 79.85 | 6.83 | 6.12 | 200,478.99 |
| 07.001-7.500 | 1.17 | 3.67 | 5.04 | 3.38 | 0.98 | 0.21 | 0.00 | 14.45 | 79.13 | 7.31 | 6.48 | 184,479.48 |
| 07.501-8.000 | 2.68 | 2.39 | 3.02 | 1.84 | 0.54 | 0.24 | 0.00 | 10.70 | 81.88 | 7.81 | 6.76 | 175,703.89 |
| 08.001-8.500 | 1.84 | 1.44 | 1.11 | 0.49 | 0.20 | 0.07 | 0.04 | 5.19 | 82.76 | 8.33 | 6.87 | 141,385.62 |
| 08.501-9.000 | 1.32 | 1.31 | 0.39 | 0.37 | 0.11 | 0.14 | 0.00 | 3.64 | 87.44 | 8.80 | 6.96 | 111,246.67 |
| 09.001-9.500 | 1.00 | 0.21 | 0.21 | 0.41 | 0.09 | 0.00 | 0.00 | 1.91 | 85.18 | 9.33 | 6.82 | 79,007.09 |
| 09.501-10.000 | 0.41 | 0.17 | 0.15 | 0.69 | 0.23 | 0.15 | 0.00 | 1.80 | 92.80 | 9.86 | 6.97 | 56,788.94 |
| 10.001-10.500 | 0.10 | 0.00 | 0.16 | 0.47 | 0.13 | 0.02 | 0.00 | 0.88 | 97.20 | 10.42 | 7.50 | 44,741.48 |
| 10.501-11.000 | 0.04 | 0.00 | 0.18 | 0.48 | 0.15 | 0.06 | 0.00 | 0.91 | 99.09 | 10.89 | 6.75 | 47,452.40 |
| 11.001-11.500 | 0.01 | 0.00 | 0.03 | 0.03 | 0.02 | 0.00 | 0.00 | 0.09 | 96.57 | 11.37 | 0.00 | 33,091.85 |
| 11.501-12.000 | 0.00 | 0.00 | 0.05 | 0.18 | 0.06 | 0.00 | 0.00 | 0.29 | 99.37 | 11.92 | 0.00 | 47,942.14 |
| 12.001-12.500 | 0.00 | 0.00 | 0.02 | 0.09 | 0.03 | 0.01 | 0.00 | 0.15 | 98.95 | 12.29 | 0.00 | 33,250.40 |
| 12.501-13.000 | 0.00 | 0.00 | 0.08 | 0.16 | 0.02 | 0.00 | 0.00 | 0.26 | 99.69 | 12.86 | 0.00 | 38,681.14 |
| TOTAL POOL | 10.35 | 16.86 | 32.02 | 27.47 | 9.55 | 3.71 | 0.04 | 100.00 | 80.73 | 7.12 | 6.19 | 164,032.36 |

Mortg Rates & LTV

| Mortg Rates | LTV 70-80 | 80.01-90 | over 90 | total | avg FICO | Gross Margin | Avg Prin Bal |
|---|---|---|---|---|---|---|---|
| 04.001-4.500 | 0.09 | 0.00 | 0.00 | 0.09 | 625 | 4.88 | 239,338 |
| 04.501-5.000 | 0.15 | 0.00 | 0.10 | 0.26 | 705 | 4.92 | 238,979 |
| 05.001-5.500 | 2.04 | 0.43 | 0.00 | 2.77 | 667 | 5.35 | 235,589 |
| 05.501-6.000 | 8.50 | 1.11 | 0.48 | 11.23 | 655 | 5.63 | 214,527 |
| 06.001-6.500 | 15.22 | 2.27 | 1.27 | 20.68 | 652 | 5.91 | 212,697 |
| 06.501-7.000 | 16.53 | 4.33 | 1.59 | 24.70 | 643 | 6.12 | 200,479 |
| 07.001-7.500 | 7.77 | 3.38 | 1.29 | 14.45 | 626 | 6.48 | 184,479 |
| 07.501-8.000 | 5.19 | 3.22 | 1.28 | 10.70 | 606 | 6.76 | 175,704 |
| 08.001-8.500 | 1.80 | 1.71 | 1.15 | 5.19 | 587 | 6.87 | 141,386 |
| 08.501-9.000 | 0.97 | 0.83 | 1.69 | 3.64 | 582 | 6.96 | 111,247 |
| 09.001-9.500 | 0.81 | 0.46 | 0.68 | 1.91 | 582 | 6.82 | 79,007 |
| 09.501-10.000 | 0.34 | 0.23 | 1.20 | 1.80 | 643 | 6.97 | 56,789 |
| 10.001-10.500 | 0.05 | 0.06 | 0.77 | 0.88 | 656 | 7.50 | 44,741 |
| 10.501-11.000 | 0.00 | 0.04 | 0.87 | 0.91 | 674 | 6.75 | 47,452 |
| 11.001-11.500 | 0.00 | 0.02 | 0.07 | 0.09 | 657 | 0.00 | 33,092 |
| 11.501-12.000 | 0.00 | 0.01 | 0.28 | 0.29 | 676 | 0.00 | 47,942 |
| 12.001-12.500 | 0.00 | 0.01 | 0.14 | 0.15 | 691 | 0.00 | 33,250 |
| 12.501-13.000 | 0.00 | 0.01 | 0.25 | 0.26 | 666 | 0.00 | 38,681 |
| TOTAL POOL | 59.25 | 18.11 | 13.13 | 100.00 | 635 | 6.19 | 164,032 |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Breakdown of North vs. Southern California:
North CA: 11.5%
South CA: 45.69%
Outside CA: 42.81%

DTI strat (attached), weighted average DTI is 40.8% for the aggregate pool

-DTI for each fico bucket (attached)

-All of the IO loans have a 60 month IO term

-For the IO *loans, all of them havea 1% periodic rate cap.* Almost all have an initial rate cap of 3% (30 of these loans have an initial rate cap of 5%)

-38.64% of the loans have second liens behind them. LTV distribution is attached, of these 899 loans, 555 of their seconds are also in the pool - WAVG DTI for these loans is: 41.67

-64.78% of the IO loans have second liens behind them. LTV distribution is attached, of these 225 loans, 163 of their seconds are also in the pool, WAVG DTI for these loans is 40.59

Silent 2nds on IO loans:
Total: 64.8% of the IO loans have silent 2nds
GP1: 81.8% of the IO loans have silent 2nds
GP2: 58.8% of the IO loans have silent 2nds

WAVG DTI on IO Loans:
Total: 39.8%
GP1: 40.1%
GP2: 39.7%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

| | |
|---|---|
| WAVG DTI | 40.80% |
| WAVG DTI (IO Loans) | 39.80% |
| WAVG DTI (2nd Liens) | 40.90% |
| All IO Loans 5yr IO Term | |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

| Debt Ratio | # of Loans | Current Principal Balance | Pct by Curr Prin Bal | Weighted Average FICO |
|---|---|---|---|---|
| 0.01 -20.00 | 108 | 15,998,810.09 | 2.74% | 635 |
| 20.01 -25.00 | 94 | 14,414,536.35 | 2.47% | 630 |
| 25.01 -30.00 | 241 | 43,599,431.21 | 7.46% | 639 |
| 30.01 -35.00 | 374 | 70,368,728.91 | 12.04% | 635 |
| 35.01 -40.00 | 496 | 96,655,168.72 | 16.54% | 637 |
| 40.01 -45.00 | 748 | 154,396,595.38 | 26.42% | 639 |
| 45.01 -50.00 | 683 | 139,318,451.25 | 23.84% | 636 |
| 50.01 -55.00 | 201 | 43,489,359.15 | 7.44% | 627 |
| 55.01 -60.00 | 25 | 6,192,732.74 | 1.06% | 625 |
| **Total** | **2,970** | **584,433,813.80** | **100.00%** | **636** |

| FICO RANGE | WAVG DTI |
|---|---|
| 500-524 | 41.1 |
| 525-549 | 39.6 |
| 550-574 | 41.3 |
| 575-599 | 39.9 |
| 600-624 | 41.3 |
| 625-649 | 40.6 |
| 650-674 | 41.6 |
| 675-699 | 41.3 |
| 700-724 | 40.1 |
| 725-749 | 39.4 |
| 750-774 | 38.1 |
| 775-799 | 40.2 |
| 800-824 | 41.5 |

OUNDVIEW LOANS WITH SILENT 2NDS

| ORIGINAL LTV: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 38.77 - 40.00 | 1 | 251,755.07 | 0.11 |
| 50.01 - 55.00 | 1 | 798,920.68 | 0.35 |
| 55.01 - 60.00 | 1 | 599,450.70 | 0.27 |
| 60.01 - 65.00 | 1 | 668,712.94 | 0.30 |
| 65.01 - 70.00 | 8 | 2,368,497.24 | 1.05 |
| 70.01 - 75.00 | 15 | 4,467,577.63 | 1.98 |
| 75.01 - 80.00 | 861 | 214,722,009.77 | 95.09 |
| 80.01 - 85.00 | 5 | 589,471.75 | 0.26 |
| 85.01 - 90.00 | 5 | 1,291,441.71 | 0.57 |
| 90.01 - 93.21 | 1 | 49,265.94 | 0.02 |
| **Total** | 899 | 225,807,103.43 | 100.00 |

OUNDVIEW LOANS WITH SILENT 2NDS

| LTV inc JR LIEN: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 42.60 - 45.00 | 1 | 251,755.07 | 0.11 |
| 65.01 - 70.00 | 1 | 798,920.68 | 0.35 |
| 70.01 - 75.00 | 1 | 599,450.70 | 0.27 |
| 75.01 - 80.00 | 1 | 668,712.94 | 0.30 |
| 80.01 - 85.00 | 1 | 123,046.86 | 0.05 |
| 85.01 - 90.00 | 28 | 9,688,947.95 | 4.29 |
| 90.01 - 95.00 | 62 | 17,106,994.40 | 7.58 |
| 95.01 - 100.00 | 804 | 196,569,274.83 | 87.05 |
| **Total** | 899 | 225,807,103.43 | 100.00 |

WMC SOUNDVIEW IO LOANS WITH SILENT 2NDS

| ORIGINAL LTV: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 69.17 - 70.00 | 1 | 664,000.00 | 0.97 |
| 70.01 - 75.00 | 1 | 335,920.00 | 0.49 |
| 75.01 - 80.00 | 225 | 66,816,203.23 | 98.05 |
| 85.01 - 87.37 | 1 | 331,912.96 | 0.49 |
| **Total** | 228 | 68,148,036.19 | 100.00 |

WMC SOUNDVIEW IO LOANS WITH SILENT 2NDS

| LTV inc JR LIEN: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 90.00 - 90.00 | 5 | 2,714,640.00 | 3.98 |
| 90.01 - 95.00 | 11 | 3,628,211.40 | 5.32 |
| 95.01 - 100.00 | 212 | 61,805,184.79 | 90.69 |
| **Total** | 228 | 68,148,036.19 | 100.00 |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

## Declaration FICO / LTV Matrix

**Deal Name:** Soundview WMC

**numbers expressed as % of total pool**

| | LTV | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Below 65 | 65 - 67 | 68 - 70 | 71 - 73 | 74 - 76 | 77 - 79 | 80 - 82 | 83 - 85 | 86 - 88 | 89 - 91 | 92 - 94 | 95 - 97 | 98 - 100 |
| 500-504 | 0.06% | 0.07% | 0.08% | 0.05% | 0.06% | 0.01% | 0.16% | 0.05% | 0.00% | 0.01% | 0.00% | 0.00% | 0.00% |
| 505-509 | 0.15% | 0.00% | 0.16% | 0.00% | 0.05% | 0.00% | 0.09% | 0.22% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% |
| 510-514 | 0.08% | 0.00% | 0.13% | 0.03% | 0.08% | 0.09% | 0.03% | 0.11% | 0.08% | 0.07% | 0.00% | 0.00% | 0.00% |
| 515-519 | 0.05% | 0.04% | 0.12% | 0.00% | 0.14% | 0.07% | 0.12% | 0.22% | 0.00% | 0.09% | 0.00% | 0.00% | 0.00% |
| 520-524 | 0.10% | 0.07% | 0.03% | 0.00% | 0.13% | 0.02% | 0.21% | 0.16% | 0.01% | 0.07% | 0.00% | 0.00% | 0.00% |
| 525-529 | 0.18% | 0.00% | 0.11% | 0.10% | 0.01% | 0.00% | 0.06% | 0.08% | 0.05% | 0.07% | 0.00% | 0.00% | 0.00% |
| 530-534 | 0.21% | 0.00% | 0.21% | 0.16% | 0.30% | 0.04% | 0.26% | 0.18% | 0.03% | 0.16% | 0.00% | 0.00% | 0.00% |
| 535-539 | 0.10% | 0.00% | 0.17% | 0.04% | 0.02% | 0.07% | 0.31% | 0.27% | 0.00% | 0.13% | 0.00% | 0.02% | 0.00% |
| 540-544 | 0.13% | 0.00% | 0.01% | 0.04% | 0.16% | 0.00% | 0.17% | 0.07% | 0.00% | 0.26% | 0.00% | 0.02% | 0.00% |
| 545-549 | 0.09% | 0.00% | 0.06% | 0.05% | 0.25% | 0.00% | 0.08% | 0.17% | 0.00% | 0.04% | 0.00% | 0.08% | 0.00% |
| 550-554 | 0.15% | 0.03% | 0.09% | 0.09% | 0.06% | 0.01% | 0.30% | 0.28% | 0.07% | 0.24% | 0.00% | 0.26% | 0.00% |
| 555-559 | 0.04% | 0.02% | 0.11% | 0.00% | 0.02% | 0.17% | 0.12% | 0.21% | 0.00% | 0.23% | 0.05% | 0.15% | 0.00% |
| 560-564 | 0.17% | 0.05% | 0.06% | 0.00% | 0.07% | 0.00% | 0.19% | 0.30% | 0.00% | 0.31% | 0.16% | 0.32% | 0.00% |
| 565-569 | 0.04% | 0.09% | 0.03% | 0.10% | 0.14% | 0.08% | 0.18% | 0.12% | 0.11% | 0.35% | 0.00% | 0.11% | 0.00% |
| 570-574 | 0.15% | 0.00% | 0.25% | 0.00% | 0.29% | 0.00% | 0.35% | 0.20% | 0.10% | 0.08% | 0.15% | 0.15% | 0.00% |
| 575-579 | 0.07% | 0.01% | 0.06% | 0.01% | 0.24% | 0.08% | 0.28% | 0.26% | 0.00% | 0.22% | 0.02% | 0.26% | 0.00% |
| 580-584 | 0.28% | 0.04% | 0.12% | 0.04% | 0.13% | 0.02% | 0.42% | 0.04% | 0.02% | 0.21% | 0.09% | 0.08% | 0.00% |
| 585-589 | 0.13% | 0.00% | 0.00% | 0.06% | 0.00% | 0.04% | 0.69% | 0.35% | 0.00% | 0.32% | 0.01% | 0.20% | 0.00% |
| 590-594 | 0.11% | 0.12% | 0.25% | 0.07% | 0.09% | 0.12% | 1.15% | 0.07% | 0.05% | 0.12% | 0.03% | 0.02% | 0.00% |
| 595-599 | 0.37% | 0.06% | 0.11% | 0.00% | 0.13% | 0.02% | 0.52% | 0.17% | 0.04% | 0.43% | 0.05% | 0.17% | 0.00% |
| 600-604 | 0.18% | 0.05% | 0.03% | 0.00% | 0.17% | 0.08% | 1.27% | 0.29% | 0.23% | 0.35% | 0.06% | 0.28% | 0.00% |
| 605-609 | 0.13% | 0.04% | 0.15% | 0.02% | 0.15% | 0.13% | 0.82% | 0.39% | 0.04% | 0.24% | 0.00% | 0.28% | 0.00% |
| 610-614 | 0.12% | 0.06% | 0.10% | 0.08% | 0.22% | 0.41% | 0.72% | 0.16% | 0.09% | 0.42% | 0.09% | 0.36% | 0.04% |
| 615-619 | 0.37% | 0.10% | 0.04% | 0.00% | 0.07% | 0.09% | 1.34% | 0.36% | 0.06% | 0.17% | 0.00% | 0.15% | 0.00% |
| 620-624 | 0.11% | 0.13% | 0.11% | 0.08% | 0.21% | 0.21% | 2.25% | 0.44% | 0.02% | 0.17% | 0.10% | 0.14% | 0.01% |
| 625-629 | 0.19% | 0.03% | 0.24% | 0.13% | 0.23% | 0.14% | 1.47% | 0.11% | 0.00% | 0.19% | 0.05% | 0.17% | 0.07% |
| 630-634 | 0.28% | 0.00% | 0.02% | 0.02% | 0.14% | 0.03% | 2.16% | 0.39% | 0.02% | 0.37% | 0.08% | 0.07% | 0.12% |
| 635-639 | 0.35% | 0.04% | 0.00% | 0.02% | 0.34% | 0.20% | 1.51% | 0.22% | 0.05% | 0.23% | 0.00% | 0.14% | 0.29% |
| 640-644 | 0.17% | 0.05% | 0.04% | 0.00% | 0.04% | 0.32% | 1.46% | 0.17% | 0.07% | 0.29% | 0.15% | 0.28% | 0.36% |
| 645-649 | 0.07% | 0.00% | 0.04% | 0.07% | 0.14% | 0.08% | 1.93% | 0.08% | 0.00% | 0.42% | 0.11% | 0.16% | 0.39% |
| 650-654 | 0.16% | 0.04% | 0.04% | 0.00% | 0.14% | 0.11% | 2.09% | 0.33% | 0.03% | 0.36% | 0.11% | 0.19% | 0.55% |
| 655-659 | 0.23% | 0.02% | 0.17% | 0.04% | 0.12% | 0.06% | 2.50% | 0.29% | 0.09% | 0.32% | 0.06% | 0.10% | 0.53% |
| 660-664 | 0.14% | 0.03% | 0.05% | 0.03% | 0.25% | 0.03% | 1.57% | 0.14% | 0.00% | 0.33% | 0.01% | 0.08% | 0.44% |
| 665-669 | 0.14% | 0.00% | 0.07% | 0.05% | 0.05% | 0.02% | 1.74% | 0.11% | 0.06% | 0.45% | 0.08% | 0.39% | 0.54% |
| 670-674 | 0.02% | 0.00% | 0.02% | 0.00% | 0.04% | 0.02% | 1.89% | 0.05% | 0.03% | 0.43% | 0.05% | 0.13% | 0.47% |
| 675-679 | 0.23% | 0.04% | 0.03% | 0.02% | 0.09% | 0.18% | 1.34% | 0.15% | 0.00% | 0.42% | 0.00% | 0.12% | 0.43% |
| 680-684 | 0.05% | 0.00% | 0.07% | 0.03% | 0.11% | 0.15% | 1.33% | 0.14% | 0.00% | 0.22% | 0.10% | 0.24% | 0.44% |
| 685-689 | 0.04% | 0.00% | 0.00% | 0.00% | 0.00% | 0.15% | 1.15% | 0.18% | 0.00% | 0.07% | 0.00% | 0.13% | 0.27% |
| 690-694 | 0.00% | 0.06% | 0.00% | 0.00% | 0.03% | 0.01% | 0.96% | 0.00% | 0.07% | 0.10% | 0.00% | 0.13% | 0.30% |
| 695-699 | 0.03% | 0.00% | 0.00% | 0.00% | 0.07% | 0.13% | 1.07% | 0.08% | 0.05% | 0.12% | 0.00% | 0.05% | 0.32% |
| 700-704 | 0.04% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.51% | 0.12% | 0.13% | 0.20% | 0.03% | 0.04% | 0.14% |
| 705-709 | 0.00% | 0.00% | 0.00% | 0.00% | 0.07% | 0.00% | 0.79% | 0.04% | 0.00% | 0.02% | 0.02% | 0.01% | 0.23% |
| 710-714 | 0.00% | 0.00% | 0.00% | 0.00% | 0.03% | 0.00% | 0.21% | 0.00% | 0.00% | 0.00% | 0.00% | 0.14% | 0.13% |
| 715-719 | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.84% | 0.00% | 0.03% | 0.29% | 0.00% | 0.05% | 0.24% |
| 720-724 | 0.00% | 0.01% | 0.00% | 0.10% | 0.03% | 0.00% | 0.60% | 0.15% | 0.00% | 0.00% | 0.09% | 0.04% | 0.18% |
| 725+ | 0.11% | 0.00% | 0.20% | 0.10% | 0.25% | 0.24% | 4.20% | 0.10% | 0.00% | 0.54% | 0.08% | 0.31% | 1.16% |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Soundview WMC

| Fico Range | Count | Balance | % of Balance | Gross Rate | Gross Margin | Gross Lifecap | Gross Lifefloor | Master & Sub Serv Fees | Sched Rem Term | Rem Amort | Orig Term | Initial Cap | Periodic Cap | Month to Next Adj | LTV | Known FICOs | Avg Balance | LTV>80 WITH MI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| b. 401-500 | 5 | 890,139 | 0.15 | 7.96 | 6.45 | 14.46 | 7.96 | 0.00 | 359 | 359 | 360 | 1.68 | 1.00 | 18 | 78.90 | 500 | 178,028 | 0% |
| c. 501-510 | 39 | 6,748,495 | 1.15 | 8.29 | 6.67 | 14.76 | 8.08 | 0.00 | 359 | 359 | 360 | 1.66 | 1.00 | 24 | 73.10 | 506 | 173,038 | 0% |
| d. 511-520 | 45 | 9,340,541 | 1.60 | 7.79 | 6.57 | 14.24 | 7.73 | 0.00 | 359 | 359 | 360 | 1.63 | 1.01 | 23 | 76.87 | 516 | 207,568 | 0% |
| e. 521-530 | 49 | 8,597,755 | 1.47 | 8.10 | 6.69 | 14.58 | 8.09 | 0.00 | 359 | 359 | 360 | 1.64 | 1.01 | 23 | 74.50 | 525 | 175,464 | 0% |
| f. 531-540 | 84 | 17,031,079 | 2.91 | 8.01 | 6.75 | 14.49 | 7.99 | 0.00 | 358 | 358 | 359 | 1.59 | 1.02 | 23 | 77.34 | 535 | 202,751 | 0% |
| g. 541-550 | 51 | 9,428,961 | 1.61 | 7.94 | 6.66 | 14.35 | 7.86 | 0.00 | 357 | 357 | 358 | 1.60 | 1.03 | 24 | 78.71 | 546 | 184,882 | 0% |
| h. 551-560 | 75 | 17,267,914 | 2.95 | 7.41 | 6.47 | 13.86 | 7.36 | 0.00 | 359 | 359 | 360 | 1.69 | 1.00 | 24 | 81.41 | 556 | 230,239 | 0% |
| i. 561-570 | 78 | 16,032,868 | 2.74 | 7.35 | 6.43 | 13.84 | 7.31 | 0.00 | 355 | 355 | 356 | 1.55 | 1.00 | 23 | 82.83 | 565 | 205,550 | 0% |
| j. 571-580 | 87 | 19,415,670 | 3.32 | 7.43 | 6.50 | 13.93 | 7.43 | 0.00 | 356 | 356 | 358 | 1.67 | 1.00 | 23 | 80.98 | 575 | 223,169 | 0% |
| k. 581-590 | 99 | 19,277,277 | 3.30 | 6.96 | 6.05 | 13.40 | 6.92 | 0.00 | 356 | 356 | 357 | 1.90 | 1.00 | 24 | 79.63 | 586 | 194,720 | 0% |
| l. 591-600 | 119 | 25,376,043 | 4.34 | 6.80 | 6.30 | 13.24 | 6.74 | 0.00 | 356 | 356 | 357 | 1.81 | 1.02 | 24 | 78.42 | 595 | 213,244 | 0% |
| m. 601-610 | 151 | 33,947,525 | 5.81 | 6.84 | 6.27 | 13.31 | 6.81 | 0.00 | 358 | 358 | 359 | 1.88 | 1.03 | 24 | 81.40 | 606 | 224,818 | 0% |
| n. 611-620 | 124 | 31,348,481 | 5.36 | 6.76 | 6.06 | 13.24 | 6.75 | 0.00 | 357 | 357 | 359 | 1.88 | 1.01 | 24 | 79.95 | 616 | 252,810 | 0% |
| o. 621-630 | 173 | 41,636,048 | 7.12 | 6.80 | 6.16 | 13.21 | 6.75 | 0.00 | 357 | 357 | 358 | 2.07 | 1.01 | 25 | 79.34 | 625 | 240,671 | 0% |
| p. 631-640 | 199 | 39,515,324 | 6.76 | 7.09 | 6.26 | 13.36 | 6.84 | 0.00 | 347 | 347 | 348 | 1.96 | 1.00 | 25 | 80.65 | 635 | 198,569 | 0% |
| q. 641-650 | 233 | 41,270,627 | 7.06 | 7.19 | 6.01 | 13.20 | 6.69 | 0.00 | 334 | 334 | 336 | 2.12 | 1.02 | 26 | 83.68 | 645 | 177,127 | 0% |
| r. 651-660 | 259 | 49,162,661 | 8.41 | 7.10 | 6.04 | 13.08 | 6.58 | 0.00 | 333 | 333 | 335 | 2.10 | 1.01 | 25 | 82.65 | 655 | 189,817 | 0% |
| s. 661-670 | 236 | 40,474,266 | 6.93 | 7.16 | 6.09 | 13.13 | 6.63 | 0.00 | 331 | 331 | 333 | 2.26 | 1.00 | 27 | 84.11 | 665 | 171,501 | 0% |
| t. 671-680 | 199 | 36,421,328 | 6.23 | 7.04 | 5.97 | 13.00 | 6.49 | 0.00 | 331 | 331 | 332 | 2.02 | 1.00 | 24 | 83.76 | 675 | 183,022 | 0% |
| u. 681-690 | 140 | 27,284,425 | 4.67 | 7.14 | 6.08 | 13.13 | 6.63 | 0.00 | 331 | 331 | 332 | 2.30 | 1.01 | 26 | 84.70 | 685 | 194,889 | 0% |
| v. 691-700 | 112 | 21,553,579 | 3.69 | 7.18 | 5.89 | 13.13 | 6.63 | 0.00 | 330 | 330 | 332 | 2.35 | 1.00 | 25 | 84.32 | 696 | 192,443 | 0% |
| w. 701-710 | 69 | 12,116,467 | 2.07 | 6.96 | 6.11 | 13.04 | 6.55 | 0.00 | 333 | 333 | 335 | 2.13 | 1.00 | 25 | 85.17 | 705 | 175,601 | 0% |
| x. 711-720 | 79 | 12,748,120 | 2.18 | 7.18 | 6.20 | 13.05 | 6.56 | 0.00 | 316 | 316 | 318 | 2.08 | 1.03 | 24 | 86.16 | 717 | 161,369 | 0% |
| y. 721-730 | 73 | 13,896,563 | 2.38 | 6.97 | 5.98 | 12.95 | 6.45 | 0.00 | 329 | 329 | 330 | 2.04 | 1.00 | 25 | 84.31 | 725 | 190,364 | 0% |
| z. 731-740 | 58 | 9,829,717 | 1.68 | 7.23 | 6.07 | 13.10 | 6.60 | 0.00 | 321 | 321 | 323 | 2.03 | 1.00 | 25 | 82.01 | 736 | 169,478 | 0% |
| za. 741-750 | 28 | 4,927,287 | 0.84 | 6.62 | 5.67 | 12.66 | 6.16 | 0.00 | 336 | 336 | 337 | 2.16 | 1.00 | 27 | 85.13 | 746 | 175,975 | 0% |
| zb. 751-760 | 29 | 5,108,165 | 0.87 | 7.17 | 6.24 | 13.21 | 6.71 | 0.00 | 330 | 330 | 331 | 2.47 | 1.00 | 28 | 84.62 | 755 | 176,144 | 0% |
| zc. 761-770 | 34 | 6,030,004 | 1.03 | 6.99 | 5.93 | 12.94 | 6.44 | 0.00 | 328 | 328 | 329 | 1.95 | 1.02 | 25 | 81.79 | 765 | 177,353 | 0% |
| zd. 771-780 | 23 | 3,938,637 | 0.67 | 6.87 | 5.75 | 12.96 | 6.46 | 0.00 | 329 | 329 | 331 | 2.47 | 1.00 | 26 | 84.36 | 775 | 171,245 | 0% |
| ze. 781-790 | 11 | 2,282,405 | 0.39 | 7.06 | 6.04 | 13.18 | 6.68 | 0.00 | 329 | 329 | 330 | 2.34 | 1.00 | 22 | 86.83 | 782 | 207,491 | 0% |
| zf. 791-800 | 7 | 1,066,980 | 0.18 | 6.68 | 7.05 | 12.99 | 6.49 | 0.00 | 339 | 339 | 341 | 2.43 | 1.00 | 38 | 84.39 | 795 | 152,426 | 0% |
| zg. 801-810 | 2 | 468,464 | 0.08 | 6.96 | 0.00 | 0.00 | 0.00 | 0.00 | 358 | 358 | 360 | 0.00 | 0.00 | 0 | 79.66 | 803 | 234,232 | 0% |
| TOTAL | 2970 | 584,433,814 | 100.00 | 7.14 | 6.19 | 13.37 | 6.87 | 0.00 | 343 | 343 | 345 | 1.98 | 1.01 | 25 | 81.76 | 636 | 196,779 | 0% |

Soundview WMC

| Fico Range | Count | Balance | % of Balance | Gross Rate | Gross Margin | Gross Lifecap | Gross Lifefloor | Master & Sub Serv Fees | Sched Rem Term | Rem Amort | Orig Term | Initial Cap | Periodic Cap | Month to Next Adj | LTV | Known FICOs | Avg Balance | LTV>80 WITH MI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| b. 401-500 | 5 | 890,139 | 0.15 | 7.96 | 6.45 | 14.46 | 7.96 | 0.00 | 359 | 359 | 360 | 1.68 | 1.00 | 18 | 78.90 | 500 | 178,028 | 0% |
| c. 501-510 | 39 | 6,748,495 | 1.15 | 8.29 | 6.67 | 14.76 | 8.08 | 0.00 | 359 | 359 | 360 | 1.66 | 1.00 | 24 | 73.10 | 506 | 173,038 | 0% |
| d. 511-520 | 45 | 9,340,541 | 1.60 | 7.79 | 6.57 | 14.24 | 7.73 | 0.00 | 359 | 359 | 360 | 1.63 | 1.01 | 23 | 76.87 | 516 | 207,568 | 0% |
| e. 521-530 | 49 | 8,597,755 | 1.47 | 8.10 | 6.69 | 14.58 | 8.09 | 0.00 | 359 | 359 | 360 | 1.64 | 1.01 | 23 | 74.50 | 525 | 175,464 | 0% |
| f. 531-540 | 84 | 17,031,079 | 2.91 | 8.01 | 6.75 | 14.49 | 7.99 | 0.00 | 358 | 358 | 359 | 1.59 | 1.02 | 23 | 77.34 | 535 | 202,751 | 0% |
| g. 541-550 | 51 | 9,428,961 | 1.61 | 7.94 | 6.66 | 14.35 | 7.86 | 0.00 | 357 | 357 | 358 | 1.60 | 1.03 | 24 | 78.71 | 546 | 184,882 | 0% |
| h. 551-560 | 75 | 17,267,914 | 2.95 | 7.41 | 6.47 | 13.86 | 7.36 | 0.00 | 359 | 359 | 360 | 1.69 | 1.00 | 24 | 81.41 | 556 | 230,239 | 0% |
| i. 561-570 | 78 | 16,032,868 | 2.74 | 7.35 | 6.43 | 13.84 | 7.31 | 0.00 | 355 | 355 | 356 | 1.55 | 1.00 | 23 | 82.83 | 565 | 205,550 | 0% |
| j. 571-580 | 87 | 19,415,670 | 3.32 | 7.43 | 6.50 | 13.93 | 7.43 | 0.00 | 356 | 356 | 358 | 1.67 | 1.00 | 23 | 80.98 | 575 | 223,169 | 0% |
| k. 581-590 | 99 | 19,277,277 | 3.30 | 6.96 | 6.05 | 13.40 | 6.92 | 0.00 | 356 | 356 | 357 | 1.90 | 1.00 | 24 | 79.63 | 586 | 194,720 | 0% |
| l. 591-600 | 119 | 25,376,043 | 4.34 | 6.80 | 6.30 | 13.24 | 6.74 | 0.00 | 356 | 356 | 357 | 1.81 | 1.02 | 24 | 78.42 | 595 | 213,244 | 0% |
| m. 601-610 | 151 | 33,947,525 | 5.81 | 6.84 | 6.27 | 13.31 | 6.81 | 0.00 | 358 | 358 | 359 | 1.88 | 1.03 | 24 | 81.40 | 606 | 224,818 | 0% |
| n. 611-620 | 124 | 31,348,481 | 5.36 | 6.76 | 6.06 | 13.24 | 6.75 | 0.00 | 357 | 357 | 359 | 1.88 | 1.01 | 24 | 79.95 | 616 | 252,810 | 0% |
| o. 621-630 | 173 | 41,636,048 | 7.12 | 6.80 | 6.16 | 13.21 | 6.75 | 0.00 | 357 | 357 | 358 | 2.07 | 1.01 | 25 | 79.34 | 625 | 240,671 | 0% |
| p. 631-640 | 199 | 39,515,324 | 6.76 | 7.09 | 6.26 | 13.36 | 6.84 | 0.00 | 347 | 347 | 348 | 1.96 | 1.00 | 25 | 80.65 | 635 | 198,569 | 0% |
| q. 641-650 | 233 | 41,270,627 | 7.06 | 7.19 | 6.01 | 13.20 | 6.69 | 0.00 | 334 | 334 | 336 | 2.12 | 1.02 | 26 | 83.68 | 645 | 177,127 | 0% |
| r. 651-660 | 259 | 49,162,661 | 8.41 | 7.10 | 6.04 | 13.08 | 6.58 | 0.00 | 333 | 333 | 335 | 2.10 | 1.01 | 25 | 82.65 | 655 | 189,817 | 0% |
| s. 661-670 | 236 | 40,474,266 | 6.93 | 7.16 | 6.09 | 13.13 | 6.63 | 0.00 | 331 | 331 | 333 | 2.26 | 1.00 | 27 | 84.11 | 665 | 171,501 | 0% |
| t. 671-680 | 199 | 36,421,328 | 6.23 | 7.04 | 5.97 | 13.00 | 6.49 | 0.00 | 331 | 331 | 332 | 2.02 | 1.00 | 24 | 83.76 | 675 | 183,022 | 0% |
| u. 681-690 | 140 | 27,284,425 | 4.67 | 7.14 | 6.08 | 13.13 | 6.63 | 0.00 | 331 | 331 | 332 | 2.30 | 1.01 | 26 | 84.70 | 685 | 194,889 | 0% |
| v. 691-700 | 112 | 21,553,579 | 3.69 | 7.18 | 5.89 | 13.13 | 6.63 | 0.00 | 330 | 330 | 332 | 2.35 | 1.00 | 25 | 84.32 | 696 | 192,443 | 0% |
| w. 701-710 | 69 | 12,116,467 | 2.07 | 6.96 | 6.11 | 13.04 | 6.55 | 0.00 | 333 | 333 | 335 | 2.13 | 1.00 | 25 | 85.17 | 705 | 175,601 | 0% |
| x. 711-720 | 79 | 12,748,120 | 2.18 | 7.18 | 6.20 | 13.05 | 6.56 | 0.00 | 316 | 316 | 318 | 2.08 | 1.03 | 24 | 86.16 | 717 | 161,369 | 0% |
| y. 721-730 | 73 | 13,896,563 | 2.38 | 6.97 | 5.98 | 12.95 | 6.45 | 0.00 | 329 | 329 | 330 | 2.04 | 1.00 | 25 | 84.31 | 725 | 190,364 | 0% |
| z. 731-740 | 58 | 9,829,717 | 1.68 | 7.23 | 6.07 | 13.10 | 6.60 | 0.00 | 321 | 321 | 323 | 2.03 | 1.00 | 25 | 82.01 | 736 | 169,478 | 0% |
| za. 741-750 | 28 | 4,927,287 | 0.84 | 6.62 | 5.67 | 12.66 | 6.16 | 0.00 | 336 | 336 | 337 | 2.16 | 1.00 | 27 | 85.13 | 746 | 175,975 | 0% |
| zb. 751-760 | 29 | 5,108,165 | 0.87 | 7.17 | 6.24 | 13.21 | 6.71 | 0.00 | 330 | 330 | 331 | 2.47 | 1.00 | 28 | 84.62 | 755 | 176,144 | 0% |
| zc. 761-770 | 34 | 6,030,004 | 1.03 | 6.99 | 5.93 | 12.94 | 6.44 | 0.00 | 328 | 328 | 329 | 1.95 | 1.02 | 25 | 81.79 | 765 | 177,353 | 0% |
| zd. 771-780 | 23 | 3,938,637 | 0.67 | 6.87 | 5.75 | 12.96 | 6.46 | 0.00 | 329 | 329 | 331 | 2.47 | 1.00 | 26 | 84.36 | 775 | 171,245 | 0% |
| ze. 781-790 | 11 | 2,282,405 | 0.39 | 7.06 | 6.04 | 13.18 | 6.68 | 0.00 | 329 | 329 | 330 | 2.34 | 1.00 | 22 | 86.83 | 782 | 207,491 | 0% |
| zf. 791-800 | 7 | 1,066,980 | 0.18 | 6.68 | 7.05 | 12.99 | 6.49 | 0.00 | 339 | 339 | 341 | 2.43 | 1.00 | 38 | 84.39 | 795 | 152,426 | 0% |
| zg. 801-810 | 2 | 468,464 | 0.08 | 6.96 | 0.00 | 0.00 | 0.00 | 0.00 | 358 | 358 | 360 | 0.00 | 0.00 | 0 | 79.66 | 803 | 234,232 | 0% |
| TOTAL | 2970 | 584,433,814 | 100.00 | 7.14 | 6.19 | 13.37 | 6.87 | 0.00 | 343 | 343 | 345 | 1.98 | 1.01 | 25 | 81.76 | 636 | 196,779 | 0% |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Soundview WMC

| | % of the pool | avg .oan size | avg FICO | OLTV | Combined LTV | <600 | % of primary resi | % of stated doc | WAC | DTI | fixed % | IO loans | % of CA | % of 2nd lien |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ALL | 100% | 196,779.06 | 636 | 81.8 | 89.2 | 25.12% | 93.3% | 17.4% | 7.14 | 40.8 | 18% | 18% | 57% | 7% |
| FICO < 600 | 25.12% | 204,476.13 | 559 | 79.0 | 81.2 | 100.00% | 96.7% | 18.8% | 7.47 | 40.4 | 9% | 4% | 50% | 0% |
| IO Loans | 18.00% | 312,162.31 | 662 | 81.5 | 94.1 | 6.10% | 97.5% | 7.7% | 6.54 | 39.8 | 0% | 100% | 76% | 0% |
| 2nd Liens | 7.47% | 65,818.42 | 684 | 99.2 | 99.2 | 0.00% | 97.0% | 2.3% | 10.09 | 40.9 | 100% | 0% | 66% | 100% |
| With Silent 2nds | 38.64% | 251,175.87 | 661 | 79.6 | 98.8 | 7.50% | 97.0% | 3.1% | 6.60 | 41.7 | 4% | 30% | 61% | 0% |
| Fixed Rate 1st Liens | 10.34% | 183,042.47 | 637 | 78.0 | 80.9 | 21.54% | 89.0% | 22.8% | 7.05 | 40.1 | 100% | 0% | 42% | 0% |
| Purchase | 48.41% | 180,539.13 | 660 | 83.9 | 96.4 | 12.10% | 92.2% | 9.6% | 7.23 | 41.2 | 17% | 22% | 61% | 13% |
| Cashout | 36.19% | 214,711.63 | 616 | 79.7 | 82.5 | 36.20% | 94.2% | 26.1% | 7.05 | 40.3 | 17% | 14% | 59% | 2% |
| 2-4 Family | 0.35% | 258,002.15 | 660 | 72.9 | 81.1 | 22.16% | 100.0% | 39.6% | 7.12 | 32.9 | 19% | 0% | 43% | 12% |
| Stated and No Doc | 17.36% | 247,505.50 | 630 | 76.8 | 77.7 | 27.13% | 86.2% | 100.0% | 7.10 | 39.2 | 15% | 8% | 62% | 1% |
| DTI > 50 | 8.50% | 219,832.27 | 627 | 83.7 | 90.2 | 27.15% | 91.1% | 5.5% | 6.98 | 53.2 | 19% | 9% | 50% | 4% |
| Southern CA | 45.69% | 244,963.79 | 643 | 80.5 | 88.4 | 21.15% | 94.6% | 20.3% | 6.98 | 41.0 | 17% | 23% | 100% | 8% |
| Northern CA | 11.50% | 233,370.98 | 636 | 82.6 | 91.0 | 26.02% | 94.4% | 12.0% | 7.03 | 40.6 | 14% | 30% | 100% | 10% |

Second Liens with First Liens in the pool: 6.05%

No info on first time homebuyers

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

| | |
|---|---|
| Wavg LTV 1st Liens | 80.35% |
| % of silent seconds | 38.64% |
| Combined LTV | 89.21% |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Soundview WMC

Limited Doc includes Lite and Streamline Doc
Full Doc includes Full/Alternative

| | Wtd Avg Current Balance | Percent of Current Balance | Wtd Avg GWAC | % MI | Wtd Avg FICO | Wtd Avg DTI | Wtd Avg LTV | % SFD | % PUD | % Owner Occ | % Full Doc | % Ltd Doc | % Stated Doc | % Int Only | % CA | % NY | % FL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **FICO** | | | | | | | | | | | | | | | | | |
| 500-524 LTV > 65 | 193,191 | 3.04 | 8.106 | 0.00 | 513 | 41.02 | 78.95 | 74.04 | 13.36 | 100.00 | 74.81 | 11.97 | 13.22 | 0.00 | 39.83 | 12.18 | 2.34 |
| 525-549 LTV > 65 | 194,305 | 4.32 | 8.073 | 0.00 | 537 | 40.16 | 79.98 | 83.23 | 9.85 | 95.25 | 66.85 | 15.61 | 17.54 | 0.49 | 47.50 | 5.02 | 6.25 |
| 550-574 LTV > 65 | 220,928 | 6.84 | 7.399 | 0.00 | 562 | 41.46 | 84.16 | 77.44 | 8.94 | 98.59 | 66.24 | 15.51 | 18.25 | 0.00 | 44.96 | 8.51 | 4.53 |
| 575-599 LTV > 70 | 212,710 | 7.39 | 7.012 | 0.00 | 588 | 40.60 | 83.68 | 78.87 | 10.33 | 97.58 | 74.11 | 12.38 | 13.50 | 12.85 | 53.63 | 3.22 | 2.89 |
| 600-624 LTV > 70 | 242,368 | 13.31 | 6.833 | 0.00 | 613 | 41.53 | 83.06 | 77.02 | 10.20 | 93.86 | 52.13 | 30.21 | 17.66 | 18.71 | 53.57 | 8.41 | 4.94 |
| 625-649 LTV > 70 | 196,455 | 15.5 | 7.090 | 0.00 | 638 | 40.76 | 83.59 | 73.27 | 11.91 | 95.30 | 35.80 | 46.44 | 17.77 | 19.34 | 56.03 | 4.41 | 4.55 |
| 650-674 LTV > 80 | 120,999 | 6.79 | 8.115 | 0.00 | 662 | 41.72 | 93.72 | 78.25 | 7.59 | 92.41 | 46.91 | 33.92 | 19.05 | 22.70 | 61.87 | 4.55 | 3.29 |
| 675-699 LTV > 80 | 126,002 | 4.1 | 8.133 | 0.00 | 685 | 41.26 | 94.43 | 58.90 | 15.21 | 89.70 | 38.72 | 46.83 | 14.45 | 14.63 | 55.23 | 6.93 | 4.91 |
| 700-724 LTV > 80 | 123,272 | 2.34 | 7.850 | 0.00 | 712 | 40.42 | 93.73 | 67.45 | 2.63 | 75.58 | 39.03 | 41.23 | 19.74 | 7.83 | 59.05 | 8.46 | 3.75 |
| 725-749 LTV > 85 | 108,414 | 1.28 | 8.293 | 0.00 | 735 | 40.08 | 95.70 | 64.93 | 12.54 | 81.94 | 41.50 | 49.75 | 8.75 | 0.00 | 53.67 | 18.69 | 1.52 |
| 750-774 LTV > 85 | 83,424 | 0.51 | 8.850 | 0.00 | 762 | 38.11 | 97.04 | 59.90 | 7.01 | 91.93 | 46.08 | 49.29 | 4.63 | 9.50 | 84.29 | 0.00 | 4.00 |
| 775-799 LTV > 85 | 103,689 | 0.28 | 8.326 | 0.00 | 785 | 38.52 | 99.04 | 62.17 | 5.67 | 69.18 | 50.90 | 49.10 | 0.00 | 0.00 | 56.92 | 0.00 | 24.35 |
| 800-824 LTV > 85 | 109,117 | 0.02 | 8.490 | 0.00 | 804 | 40.00 | 95.00 | 100.00 | 0.00 | 0.00 | 100.00 | 0.00 | 0.00 | 0.00 | 0.00 | 100.00 | 0.00 |
| **LTV** | | | | | | | | | | | | | | | | | |
| 60.00 - 64.99 DTI > 50 | 160,756 | 0.14 | 6.975 | 0.00 | 612 | 52.82 | 62.05 | 43.20 | 0.00 | 90.05 | 52.13 | 19.66 | 28.21 | 0.00 | 100.00 | 0.00 | 0.00 |
| 65.00 - 69.99 DTI > 50 | 122,292 | 0.13 | 7.717 | 0.00 | 621 | 53.27 | 66.84 | 92.52 | 0.00 | 63.18 | 82.78 | 7.48 | 9.74 | 0.00 | 54.53 | 0.00 | 0.00 |
| 70.00 - 74.99 DTI > 50 | 189,996 | 0.26 | 6.974 | 0.00 | 594 | 53.17 | 72.53 | 100.00 | 0.00 | 100.00 | 92.98 | 7.02 | 0.00 | 0.00 | 45.26 | 16.44 | 0.00 |
| 75.00 - 79.99 DTI > 50 | 268,255 | 0.41 | 6.989 | 0.00 | 611 | 52.74 | 77.00 | 64.89 | 23.52 | 87.83 | 32.19 | 42.35 | 25.46 | 0.00 | 75.00 | 0.00 | 0.00 |
| 80.00 - 84.99 DTI > 50 | 243,757 | 3.55 | 6.617 | 0.00 | 635 | 53.02 | 80.07 | 70.26 | 7.56 | 93.55 | 53.31 | 43.11 | 3.58 | 14.16 | 43.77 | 12.08 | 9.48 |
| 85.00 - 89.99 DTI > 50 | 322,354 | 1.16 | 7.031 | 0.00 | 600 | 52.75 | 86.53 | 83.81 | 8.10 | 84.24 | 63.23 | 21.12 | 15.65 | 0.00 | 50.48 | 17.15 | 3.95 |
| 90.00 - 94.99 DTI > 50 | 215,727 | 1.07 | 7.011 | 0.00 | 622 | 54.08 | 90.63 | 88.72 | 3.94 | 85.56 | 78.28 | 21.72 | 0.00 | 11.01 | 69.58 | 2.01 | 4.22 |
| 95.00 - 99.99 DTI > 50 | 228,423 | 1.21 | 7.257 | 0.00 | 635 | 53.81 | 95.12 | 72.44 | 3.15 | 95.71 | 75.45 | 24.55 | 0.00 | 13.82 | 29.36 | 24.50 | 5.30 |
| 100.00 + DTI > 50 | 82,049 | 0.37 | 9.424 | 0.00 | 681 | 52.31 | 100.00 | 78.55 | 5.81 | 92.72 | 52.92 | 47.08 | 0.00 | 0.00 | 75.77 | 5.62 | 2.70 |
| **DTI** | | | | | | | | | | | | | | | | | |
| under 20/unavailable FICO <52 | 160,143 | 0.08 | 7.218 | 0.00 | 511 | 18.35 | 71.38 | 77.55 | 22.45 | 100.00 | 100.00 | 0.00 | 0.00 | 0.00 | 45.03 | 0.00 | 0.00 |
| 20-24.99 FICO < 525 | 137,894 | 0.09 | 8.644 | 0.00 | 513 | 22.20 | 85.13 | 91.24 | 0.00 | 91.24 | 58.90 | 32.34 | 8.76 | 0.00 | 0.00 | 8.76 | 0.00 |
| 25-29.99 FICO < 550 | 161,803 | 0.39 | 8.266 | 0.00 | 524 | 27.54 | 71.34 | 95.83 | 4.17 | 78.85 | 71.31 | 13.84 | 14.85 | 0.00 | 30.48 | 18.60 | 3.97 |
| 30-34.99 FICO < 575 | 164,013 | 1.38 | 8.032 | 0.00 | 540 | 32.18 | 75.51 | 79.19 | 2.09 | 92.76 | 66.52 | 2.57 | 30.90 | 1.53 | 51.68 | 3.52 | 1.54 |
| 35-39.99 FICO < 600 | 207,598 | 4.08 | 7.464 | 0.00 | 554 | 37.13 | 77.39 | 70.21 | 14.35 | 95.90 | 66.39 | 10.50 | 23.11 | 0.81 | 50.01 | 6.66 | 4.56 |
| 40-44.99 FICO < 625 | 242,972 | 9.73 | 7.190 | 0.00 | 579 | 42.18 | 79.48 | 79.16 | 9.54 | 96.79 | 56.11 | 20.06 | 23.83 | 14.81 | 60.94 | 6.41 | 3.36 |
| 45-49.99 FICO < 650 | 207,277 | 12.98 | 7.260 | 0.00 | 597 | 47.08 | 80.57 | 75.12 | 9.71 | 97.32 | 55.81 | 27.09 | 17.10 | 10.26 | 58.28 | 5.52 | 4.69 |
| 50-54.99 FICO < 675 | 215,331 | 9.43 | 7.023 | 0.00 | 617 | 51.38 | 83.35 | 75.58 | 10.13 | 95.07 | 58.54 | 33.31 | 8.16 | 9.39 | 51.60 | 8.30 | 5.69 |
| 55-up FICO < 700 | 224,077 | 1.88 | 7.123 | 0.00 | 611 | 56.21 | 84.07 | 82.41 | 3.31 | 88.54 | 74.36 | 21.86 | 3.78 | 4.58 | 41.04 | 13.56 | 7.31 |

**Soundview WMC**

**Limited Doc includes Lite and Streamline Doc**
**Full Doc includes Full/Alternative**

| | Wtd Avg Current Balance | Percent of Current Balance | Wtd Avg GWAC | % MI | Wtd Avg FICO | Wtd Avg DTI | Wtd Avg LTV | % SFD | % PUD | % Owner Occ | % Full Doc | % Ltd Doc | % Stated Doc | % Int Only | % CA | % NY | % FL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Stated & Limited Doc** | | | | | | | | | | | | | | | | | |
| 500-524 | 213,892 | 0.95 | 8.107 | 0.00 | 511 | 42.85 | 72.16 | 81.77 | 5.71 | 99.13 | 0.00 | 44.87 | 55.13 | 0.00 | 59.24 | 12.40 | 0.00 |
| 525-549 | 225,959 | 1.78 | 8.057 | 0.00 | 535 | 36.98 | 72.52 | 83.82 | 3.65 | 90.24 | 0.00 | 46.68 | 53.32 | 1.18 | 62.11 | 2.54 | 2.29 |
| 550-574 | 249,594 | 2.61 | 7.437 | 0.00 | 563 | 42.98 | 78.41 | 88.01 | 4.24 | 94.86 | 0.00 | 40.74 | 59.26 | 0.00 | 52.56 | 8.91 | 2.00 |
| 575-599 | 225,622 | 2.74 | 7.101 | 0.00 | 588 | 37.23 | 75.80 | 75.19 | 12.10 | 94.91 | 0.00 | 38.21 | 61.79 | 8.11 | 68.46 | 0.32 | 0.00 |
| 600-624 | 280,914 | 7.11 | 6.932 | 0.00 | 614 | 40.14 | 80.07 | 74.23 | 12.22 | 92.94 | 0.00 | 58.36 | 41.64 | 12.08 | 59.45 | 7.99 | 3.81 |
| 625-649 | 219,877 | 10.72 | 7.161 | 0.00 | 637 | 40.73 | 80.99 | 72.14 | 12.07 | 95.00 | 0.00 | 69.22 | 30.78 | 14.31 | 61.68 | 5.16 | 2.57 |
| 650-674 | 186,648 | 12.58 | 7.277 | 0.00 | 661 | 41.05 | 82.62 | 75.39 | 8.64 | 94.18 | 0.00 | 76.03 | 23.97 | 26.52 | 64.09 | 3.59 | 4.35 |
| 675-699 | 195,512 | 8.2 | 7.251 | 0.00 | 685 | 40.96 | 83.28 | 69.48 | 9.25 | 92.89 | 0.00 | 80.51 | 19.49 | 29.98 | 63.30 | 6.33 | 2.20 |
| 700-724 | 178,853 | 3.92 | 7.165 | 0.00 | 712 | 40.52 | 84.47 | 61.11 | 10.26 | 84.61 | 0.00 | 80.20 | 19.80 | 24.00 | 60.22 | 9.69 | 4.55 |
| 725-749 | 179,322 | 3.07 | 7.215 | 0.00 | 735 | 40.55 | 83.53 | 62.13 | 23.15 | 87.83 | 0.00 | 83.19 | 16.81 | 25.88 | 64.70 | 6.12 | 1.63 |
| 750-774 | 191,158 | 1.47 | 7.097 | 0.00 | 763 | 37.86 | 82.31 | 61.97 | 10.24 | 84.16 | 0.00 | 71.77 | 28.23 | 26.84 | 69.11 | 7.91 | 5.24 |
| 775-799 | 186,687 | 0.48 | 7.131 | 0.00 | 784 | 38.85 | 85.25 | 50.48 | 11.42 | 77.23 | 0.00 | 100.00 | 0.00 | 5.71 | 61.61 | 0.00 | 0.00 |
| 800-824 | 359,347 | 0.06 | 6.500 | 0.00 | 803 | 42.00 | 75.00 | 100.00 | 0.00 | 100.00 | 0.00 | 0.00 | 100.00 | 0.00 | 0.00 | 100.00 | 0.00 |
| **IO Loans** | | | | | | | | | | | | | | | | | |
| 525-549 | 123,000 | 0.02 | 7.800 | 0.00 | 542 | 33.00 | 75.00 | 100.00 | 0.00 | 100.00 | 0.00 | 0.00 | 100.00 | 100.00 | 0.00 | 0.00 | 0.00 |
| 575-599 | 299,558 | 1.08 | 6.366 | 0.00 | 589 | 35.83 | 79.89 | 82.24 | 4.32 | 100.00 | 79.34 | 17.29 | 3.37 | 100.00 | 83.40 | 1.72 | 4.20 |
| 600-624 | 311,649 | 2.67 | 6.635 | 0.00 | 613 | 38.76 | 81.58 | 72.54 | 11.15 | 100.00 | 67.77 | 27.11 | 5.12 | 100.00 | 72.91 | 5.22 | 0.00 |
| 625-649 | 311,415 | 3.36 | 6.579 | 0.00 | 637 | 41.07 | 80.40 | 79.11 | 12.62 | 100.00 | 54.30 | 40.77 | 4.94 | 100.00 | 72.98 | 0.00 | 1.87 |
| 650-674 | 310,776 | 4.84 | 6.493 | 0.00 | 663 | 40.76 | 83.14 | 82.30 | 11.23 | 100.00 | 31.05 | 57.81 | 11.14 | 100.00 | 72.88 | 0.00 | 2.62 |
| 675-699 | 349,371 | 3.05 | 6.591 | 0.00 | 687 | 40.67 | 81.75 | 73.36 | 13.81 | 94.70 | 19.41 | 71.66 | 8.94 | 100.00 | 77.83 | 3.19 | 4.17 |
| 700-724 | 295,151 | 1.21 | 6.430 | 0.00 | 709 | 39.82 | 81.09 | 80.77 | 0.00 | 93.95 | 22.44 | 69.20 | 8.36 | 100.00 | 84.43 | 0.00 | 0.00 |
| 725-749 | 270,749 | 0.83 | 6.520 | 0.00 | 734 | 37.65 | 80.00 | 59.23 | 28.39 | 97.85 | 4.78 | 91.20 | 4.02 | 100.00 | 76.51 | 0.00 | 2.15 |
| 750-774 | 308,315 | 0.69 | 6.623 | 0.00 | 763 | 36.31 | 80.63 | 61.74 | 0.00 | 88.38 | 42.39 | 47.13 | 10.48 | 100.00 | 90.69 | 0.00 | 2.69 |
| 775-799 | 303,926 | 0.26 | 6.178 | 0.00 | 782 | 41.26 | 80.00 | 81.55 | 7.92 | 57.94 | 89.47 | 10.53 | 0.00 | 100.00 | 92.08 | 0.00 | 0.00 |

Silent 2nds
Agg: 38.64
GP 1: 40.17
GP 2: 37.22

WAVG DTI:
Agg: 40.8
GP 1: 41.9
GP 2: 39.8

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Soundview WMC

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| | ARM | FRM | Total/Avg. |
|---|---|---|---|
| Percentage Bal. | 82.20% | 17.80% | |
| Deal Balance | 480,392,190 | 104,041,624 | |
| WAM | 359 | 273 | |
| WALA | 1 | 1 | |
| WAC | 6.881% | 8.33% | |
| LTV | 80.65% | 86.87% | |
| CLTV | 89.35% | 88.56% | |
| FICO | 632.00 | 657.00 | |
| Avg. Loan Size | 242,990 | 104,775 | |
| Stated Document % | 18.04% | 14.20% | |
| DTI | 40.90% | 40.50% | |
| IO % | 21.90% | 0.00% | |
| Second Lien % | 0.00% | 41.94% | |
| Silent Second % | 45.03% | 9.11% | |
| LTV of Silent Seconds | 79.60% | 79.71% | |
| **Property Type** | | | |
| Single Family % | 73.45% | 75.32% | |
| PUD % | 10.64% | 8.07% | |
| 2-4 Unit % (and Condo/Duplex) | 15.61% | 15.60% | |
| MH % | 0.30% | 1.02% | |
| **Occupancy Type** | | | |
| Owner Occupied | 93.52% | 92.38% | |
| 2nd Home | 2.54% | 3.10% | |
| Investor Prop. | 3.93% | 4.53% | |
| **Loan Purpose** | | | |
| Purchase | 48.64% | 47.32% | |
| Cash-Out | 36.42% | 35.14% | |
| Rate-Reduction | 14.94% | 17.55% | |

| ARM | 100.00% |
|---|---|
| **State** | **Percent** |
| California | 58.33% |
| New York | 5.11% |
| Florida | 3.97% |
| Texas | 3.13% |
| Illinois | 3.07% |
| Other | 26.39% |

| | Full-Doc | Stated-Doc | Total/Avg. |
|---|---|---|---|
| IO % | | | |
| WAM | 359 | 359 | |
| WALA | 1 | 1 | |
| WAC | 6.459 | 6.915 | |
| LTV | 82.31 | 84.33 | |
| CLTV | 92.12 | 85.20 | |
| FICO | 648 | 665 | |
| Avg. Loan Size | $ 296,736.01 | $ 350,112.60 | |
| DTI | 40.10 | 38.41 | |
| Second Lien % | 0.00% | 0.00% | |
| Silent Second % | 51.51% | 8.62% | |
| LTV of Silent Seconds | 79.77 | 80.00 | |
| **Property Type** | | | |
| Single Family % | 74.90% | 82.78% | |
| PUD % | 11.58% | | |
| 2-4 Unit % (and Condo/Duplex) | 13.52% | 17.22% | |
| MH % | | | |
| **Occupancy Type** | | | |
| Owner Occupied | 96.39% | 97.28% | |
| 2nd Home | 3.61% | 2.72% | |
| Investor Prop. | | | |
| **Loan Purpose** | | | |
| Purchase | 39.75% | 50.91% | |
| Cash-Out | 41.94% | 25.13% | |
| Rate-Reduction | 18.31% | 23.96% | |

| FRM | 100.00% |
|---|---|
| **State** | **Percent** |
| California | 51.91% |
| New York | 10.12% |
| Texas | 5.02% |
| Florida | 4.99% |
| Maryland | 3.72% |
| Other | 24.24% |

| IO | 100.00% |
|---|---|
| **State** | **Percent** |
| California | 76.19% |
| Virginia | 4.07% |
| Florida | 2.21% |
| Arizona | 2.08% |
| Maryland | 1.49% |
| Other | 13.96% |

| | Full-Doc | Stated-Doc | Total/Avg. |
|---|---|---|---|
| Non-IO % | | | |
| WAM | 345 | 354 | |
| WALA | 1 | 1 | |
| WAC | 7.140 | 7.117 | |
| LTV | 82.45 | 76.16 | |
| CLTV | 87.10 | 77.08 | |
| FICO | 612 | 627 | |
| Avg. Loan Size | $ 171,378.77 | $ 241,906.58 | |
| DTI | 41.36 | 39.22 | |
| Second Lien % | 6.09% | 1.06% | |
| Silent Second % | 24.34% | 6.83% | |
| LTV of Silent Seconds | 79.80 | 74.14 | |
| Property Type | | | |
| Single Family % | 75.63% | 71.84% | |
| PUD % | 9.33% | 9.18% | |
| 2-4 Unit % (and Condo/Duplex) | 14.34% | 18.24% | |
| MH % | 0.70% | 0.73% | |
| Occupancy Type | | | |
| Owner Occupied | 93.80% | 85.25% | |
| 2nd Home | 1.36% | 5.11% | |
| Investor Prop | 4.84% | 9.64% | |
| Loan Purpose | | | |
| Purchase | 35.64% | 24.64% | |
| Cash-Out | 42.67% | 56.87% | |
| Rate-Reduction | 21.69% | 18.49% | |

| | |
|---|---|
| % of Silent Seconds | 38.64% |
| Combined LTV | 89.21% |